As filed with the Securities and Exchange Commission on December 30, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GMF FLOORPLAN OWNER REVOLVING TRUST

(name of issuing entity)

GMF WHOLESALE RECEIVABLES LLC

(Depositor for the issuing entity)

(Exact name of registrant as specified in its charter)

A Delaware Limited Liability Company

IRS Employer Number: 46-2125098

Commission File Number of depositor: 333-

Central Index Key Number: 0001682008

801 Cherry Street, Suite 3500

Fort Worth, Texas 76102

(817) 302-7000

AMERICREDIT FINANCIAL SERVICES, INC.

(Sponsor for the trusts described herein)

(Exact name of sponsor as specified in its charter)

A Delaware Corporation

Central Index Key Number of sponsor: 0001002761

801 Cherry Street, Suite 3500

Fort Worth, Texas 76102

(817) 302-7000

FRANK E. BROWN III, ESQ.

General Motors Financial Company, Inc.

801 Cherry Street

Fort Worth, Texas 76102

(817) 302-7000

(Name, Address and Telephone Number, including area code, of Agent for Service)

Copy to:

JOHN P. KEISERMAN, ESQ.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-6385

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Asset Backed Securities	(2)	(2)	(2)	(2)

(1)	Calculated in accordance with Rule 457(s) of the Securities Act of 1933.
(2)

An unspecified amount of securities of each identified class is being registered as may from time to time be offered at unspecified prices. The registrant is deferring payment of all of the registration fees for such securities in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment that specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement becomes effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

$             Asset-Backed Notes, Series 20    -

GMF Floorplan Owner Revolving Trust

Issuing Entity (CIK No. 0001682717)

GMF Wholesale Receivables LLC

Depositor (CIK No. 0001682008)

Sponsor and Servicer (CIK No. 0001002761)

The issuing entity will issue -

We suggest that you read the section entitled “Risk Factors” on page 18 of this prospectus and consider the factors in that section before making a decision to invest in the notes.

The notes are asset-backed securities which represent obligations of the issuing entity and are not interests in or obligations of any other person or entity.

Neither the notes nor the receivables will be insured or guaranteed by any governmental agency or instrumentality.

You should retain this prospectus for future reference.

• [four] classes of notes that are offered by this prospectus[; and

•   [one] class of subordinated notes that is not offered by this prospectus. These subordinated notes [are anticipated to be privately placed primarily with institutional investors]/[will initially be retained by the depositor or an affiliate of the depositor].]

The notes -

•   are backed by a revolving pool of receivables owned by the issuing entity and originated in connection with the purchase and financing of new and used car, truck and utility vehicle inventory by retail motor vehicle dealers;

•   receive monthly distributions [of interest and, after the revolving period, of principal] on the fifteenth (15th) day of each month, or, if not a business day, then on the next business day, beginning on             , 20    ; and

• currently have no trading market.
Credit enhancement for the notes offered by this prospectus will consist of -
• overcollateralization resulting from the excess of the portion of the receivables pool allocated to the notes over the aggregate principal amount of the notes;
• excess cashflow collected on the portion of the receivables pool allocated to the notes;

•   the subordination of each class of notes to those classes senior to it[, including the subordination of the class of notes which is not being offered by this prospectus to each class of notes being offered by this prospectus]; and

• a reserve account that can be used to cover payments of timely interest and ultimate principal on the notes.

	Principal Amount	Interest Rate		Final Scheduled Distribution Date	Price to Public(1)		Underwriting Discounts		Proceeds to Seller (2)
Class A-1 Notes(3)	$		%	, 20		%		%		%
		One-month [LIBOR][SOFR] +				%				%]
[Class A-2 Notes(3)	$		%(4)(5)	, 20				%
Class B Notes	$		%	, 20		%		%		%
Class C Notes	$		%	, 20		%		%		%
[Class D Notes	$		%	, 20		%		%		%]

	$				$		$		$

(1)	Plus accrued interest, if any, from , 20 .
(2)	Before deducting expenses, estimated to be $ .
[(3)

The allocation of the principal amount between the Class A-1 Notes and the Class A-2 Notes will be determined on or before the date of pricing.][The issuing entity expects that the principal amount of the [Class A-2 Notes] will not exceed $        .]

[(4)

The [Class A-2 Notes] will accrue interest at a floating rate based on a benchmark which will initially be one-month [LIBOR][SOFR], plus a spread. However, the benchmark may change in certain situations. See “Description of the Notes—Floating Rate Benchmarks” for more information on how one-month [LIBOR][SOFR] is determined and the circumstances under which the benchmark may change.]

[(5)

If the sum of the benchmark and spread for the Class A-2 Notes is less than 0.00% for any interest period, then the interest rate for the [Class A-2 Notes] for such interest period will be deemed to be 0.00%.]

[The issuing entity will not pay principal during the revolving period, which is scheduled to terminate on             , 20    . However, if the revolving period terminated early as a result of an early amortization event, principal payments may commence prior to that date.] [The issuing entity will enter into a hedge agreement with [hedge counterparty] for the purpose of providing an additional source of funds for payments on the notes.]

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Bookrunners

[ ]	[ ]
Co-Managers for the Class A Notes
[ ]	[ ]

Prospectus dated             , 20    .

[The registrant intends to utilize pay-as-you-go takedowns from the registration statement on Form SF-3 to which this form of prospectus relates (Registration No. 333-[                ]) and in connection with any corresponding issuance of securities the registrant will pay the related registration fee and include the following table in the related prospectus. The registration fees will be calculated in accordance with Rule 457(s) of the Securities Act of 1933, as amended]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Asset Backed Securities	$ (2)%		$	$ (2)

(1)	Estimated solely for the purpose of calculating the registration fee.
[(2)

Pursuant to Rule 457(p) of the General Rules and Regulations of the Securities Act of 1933, as amended, $         of the filing fees that were paid on             , 20     in connection with a prior offering under Registration Statement No. 333-[                ] (originally filed on             , 20     and under which the depositor and the issuing entity are registrants) are being offset against the filing fees related to the securities offered hereby. Pursuant to Rule 456(c) of the General Rules and Regulations under the Securities Act of 1933, as amended, the remaining $         of the filing fees related to securities offered hereby is paid herewith.]

This document is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover of this prospectus.

Until ninety (90) days after the date of this prospectus, all dealers that buy, sell or trade the notes, may be required to deliver a prospectus, regardless of whether they are participating in the offer. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Important Notice about the Information Presented in this Prospectus

•	You should rely only on information provided or referenced in this prospectus. We have not authorized anyone to provide you with different information.

•

We include cross-references in this prospectus to captions in these materials where you can find further related discussions. The table of contents on the previous page provides the pages on which these captions are located.

Where You Can Find More Information

The depositor, GMF Wholesale Receivables LLC, as registrant, filed with the Securities and Exchange Commission, or the Commission, or the SEC, under the Commission file number 333[            ], a registration statement under the Securities Act of 1933, as amended, or the Securities Act, with respect to the notes offered pursuant to this prospectus. This prospectus, which forms a part of the registration statement, omits certain information contained in such registration statement pursuant to the rules and regulations of the Commission.

As long as the issuing entity is required to report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, the issuing entity will file, or the servicer or the depositor will file for the issuing entity, annual reports on Form 10-K and distribution reports on Form 10-D, any current reports on Form 8-K, and amendments to those reports with the Commission under the file number 333-[            ]-    . A copy of any reports may be obtained by any noteholder by request to the servicer.

A number of items are incorporated by reference into this prospectus. See “Incorporation by Reference” for a description of incorporation by reference.

The Commission maintains a website containing reports, proxy materials, information statements and other information regarding issuers that file electronically with the Commission. The address is http://www.sec.gov.

You may request a free copy of any of the filings incorporated by reference into this prospectus by writing or calling: AmeriCredit Financial Services, Inc. d/b/a GM Financial, 801 Cherry Street, Suite 3500, Fort Worth, Texas 76102; telephone (817) 302-7000. You may obtain more information about GM Financial at https://www.gmfinancial.com. The information about GM Financial’s website in the immediately preceding sentence and its content is not incorporated by reference into this prospectus.

[Notice to Investors: United Kingdom

WITHIN THE UNITED KINGDOM (THE “UK”), THIS PROSPECTUS IS BEING COMMUNICATED OR DISTRIBUTED ONLY TO, AND IS DIRECTED ONLY AT (I) PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND WHO QUALIFY AS INVESTMENT PROFESSIONALS IN ACCORDANCE WITH ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE “FPO”); OR (II) PERSONS WHO FALL WITHIN ARTICLE 49(2)(A) TO (D) (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.”) OF THE FPO; OR (III) ANY OTHER PERSON TO WHICH IT MAY OTHERWISE LAWFULLY BE COMMUNICATED, DISTRIBUTED OR DIRECTED (EACH SUCH PERSON, A “RELEVANT PERSON”). THIS PROSPECTUS MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE NOTES, IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.]

1

[Notice to Investors: European Economic Area

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF REGULATION (EU) 2017-1129, AS AMENDED (THE “PROSPECTUS REGULATION”).

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (“EEA”) OR IN THE U.K. FOR THESE PURPOSES, A RETAIL INVESTOR MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”); OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED, THE “INSURANCE DISTRIBUTION DIRECTIVE”), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN THE PROSPECTUS REGULATION (“QUALIFIED INVESTOR”).

CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE “PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA OR IN THE U.K. HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA OR IN THE U.K. MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.

THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF NOTES IN THE EEA OF THE U.K. WILL ONLY BE MADE TO A LEGAL ENTITY WHICH IS A QUALIFIED INVESTOR UNDER THE PROSPECTUS DIRECTIVE (“QUALIFIED INVESTORS”). ACCORDINGLY ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THE EEA OR THE U.K. OF NOTES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO WITH RESPECT TO QUALIFIED INVESTORS. NEITHER THE ISSUING ENTITY NOR ANY OF THE UNDERWRITERS HAVE AUTHORISED, NOR DO THEY AUTHORISE, THE MAKING OF ANY OFFER OF NOTES IN THE EEA OR THE U.K. OTHER THAN TO QUALIFIED INVESTORS.]

Forward-Looking Statements

Any projections, expectations and estimates in this prospectus are not historical in nature but are forward-looking statements based on information and assumptions the sponsor and the depositor consider reasonable. Forward-looking statements are about circumstances and events that have not yet taken place, so they are uncertain and may vary materially from actual events. Neither the sponsor nor the depositor is obligated to update or revise any forward-looking statements, including changes in economic conditions, portfolio or asset pool performance or other circumstances or developments, after the date of this prospectus.

2

Summary of Transaction Parties

GM Financial
(Sponsor, Servicer and Administrator)
Receivables in Designated Accounts
GMF Wholesale Receivables LLC
(Depositor)
Receivables in Designated Accounts
GMF Floorplan Owner Revolving Trust
(Issuing Entity)
[Deutsche Bank Trust Company Delaware]
(Owner Trustee)
[Wells Fargo Bank, National Association]
(Indenture Trustee)
Outstanding Series of Notes
Future Series of Notes
Series 20__-_ Notes

3

Flow of Funds

This diagram shows how Series 20__-_ available interest amounts are paid on each payment date. You should read this prospectus completely, including “Deposit and Application of Funds — Application of Available Amounts — Series 20__-_ Available Interest Amounts,” for more details about the payments of available investor interest collections for this series.

4

This diagram shows how Series 20__-_ allocable principal collections are paid on each payment date. You should read this prospectus completely, including “Deposit and Application of Funds — Application of Available Amounts — Series 20__-_ Allocable Principal Collections,” for more details about the payments of allocable principal collections for this series.

Series 20__-_ allocable principal collections
Revolving Period
Begins on closing date and ends when accumulation period or early amortization period begins
Excess funding account
Collection account for reallocated principal collections and shared excess principal amount
To depositor for purchased receivables
Remaining amounts to holder of transferor interest
Accumulation Period
scheduled to begin on ____ __, 20__, and to last six months. However, the issuing entity may delay the accumulation period commencement date
Accumulation account
Excess funding account
Collection account for reallocated principal collections and shared excess principal amount
To depositor for purchased receivables
Remaining amounts to holder of transferor interest
Early Amortization Period
Begins on the day an early amortization event occurs and ends on the earlier of the date the Series 20__-_ invested amount is reduced to zero or the revolving period recommences
Collection account
Excess funding account
Collection account for reallocated principal collections and shared excess principal amount
To depositor for purchased receivables
Remaining amounts to holder of transferor interest
First, to the Class A noteholders,[pro rata based on the note balance of each class of Class A notes,] until the note balance of the Class A notes is zero
Second, to the Class B noteholders, until the note balance of the Class B notes is zero
Third, to the Class C noteholders, until the note balance of the Class C notes is zero
Fourth, to the Class D noteholders, until the note balance of the Class D notes is zero

5

[Summary of Risk Factors]1

[The following is only a limited summary of the risks related to this transaction. You should carefully read and consider the risk factors set forth under “Risk Factors,” as well as all other information contained in this prospectus.

•

[The impact of the COVID-19 pandemic on the receivables is unknown and cannot be predicted. The COVID-19 pandemic has caused a significant increase in unemployment and an economic recession. High unemployment, lack of available credit and other factors that impact consumer confidence and disposable income are likely to lead to changes in the dealer payment rate and could result in losses on the Series 20    -   Notes.]

•

Adverse events with respect to GM Financial, its affiliates or third-party service providers to whom GM Financial outsources its activities may affect the timing of payments on your Series 20    -   Notes or have other adverse effects on your Series 20    -   Notes. However, Noteholders have no recourse against GM Financial for losses.

•	Changes in the dealer payment rate could result in accelerated, reduced or delayed payments on your Series 20 - Notes.

•	The source of funds for payment on the Series 20 - Notes, as well as credit enhancement for the Series 20 - Notes, is limited and if exhausted could result in losses on your Series 20 - Notes.

•	If an early amortization event occurs, you may receive your principal sooner or later than you expected and you may not receive all of your principal.

•	There may not be a secondary market for the Series 20 - Notes and you may not be able to sell your Series 20 - Notes even though you may want to sell.

•

[The issuing entity will not enter into any interest rate hedges to mitigate the interest rate risk of the [Floating Rate Notes]. An increase in the benchmark would increase the amount due as interest payments on the [Floating Rate Notes] without any corresponding increase in the interest due on the receivables which may cause you to experience delays or reductions in the payments on your notes.]

•

[During periods in which the floating rate payable by the hedge counterparty is substantially greater than [the fixed rates payable by the issuing entity under the interest rate swap transactions]/[the strike rate under the interest rate cap transaction], the issuing entity will be more dependent on receiving payments from the hedge counterparty in order to make interest payments on the Series 20    -   Notes. If the hedge counterparty fails to pay any required payment, you may experience delays and/or reductions in the interest and principal payments on your Series 20    -   Notes.]

•

[During periods in which the floating rate payable by the hedge counterparty under any interest rate swap transaction are less than the fixed rates payable by the issuing entity under the interest rate swap transaction, the issuing entity will be obligated to make a net swap payment to the hedge counterparty. If a net swap payment is due to the hedge counterparty on a distribution date and there are insufficient collections on the receivables and insufficient funds on deposit in the reserve account to make payments of interest and principal on the Series 20    -   Notes, you may experience delays and/or reductions in the interest and principal payments on your Series 20    -   Notes.]

[1]	To be included if Risk Factors exceed fifteen (15) pages.

•

[Uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2021 and any change to a benchmark replacement for the [Floating Rate Notes] may adversely affect the value of the [Floating Rate Notes].]

•

Adverse events in geographic areas where there are a high concentration of dealers may result in reductions and delays in payments on the receivables on receivables relating to dealers in those areas, which may cause losses on the Series 20    -   Notes.

•

Historical losses experienced by the issuing entity or by GM Financial on its dealer floorplan portfolio may not be indicative of future performance of the issuing entity’s receivables, including because of the COVID-19 pandemic or other economic factors.

•	An insolvency of the sponsor, the depositor or the issuing entity may cause payments on the notes to be reduced or delayed.

•

The sponsor, in its capacity as servicer, will commingle collections with the sponsor’s general corporate funds. If a bankruptcy proceeding is commenced with respect to the servicer, the issuing entity or the indenture trustee may not have a perfected security interest in those collections and they may be unavailable to noteholders.

•

A reduction, withdrawal or qualification of the ratings on your Series 20    -   Notes, or the issuance of unsolicited ratings on your Series 20    -   Notes, may adversely affect the market value of your Series 20    -   Notes and/or limit your ability to resell your Series 20    -   Notes.]

Summary of Prospectus

•

This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. To understand all of the terms of the offering of the notes, carefully read this entire prospectus.

•

This summary provides an overview of certain calculations, cash flows and other information to aid your understanding and is qualified by the full description of these calculations, cash flows and other information in this prospectus.

•

There are material risks associated with an investment in the notes. You should read the section entitled “Risk Factors” beginning on page      of this prospectus and consider the risk factors described in that section before making a decision to invest in the notes.

The Issuing Entity

GMF Floorplan Owner Revolving Trust, or the issuing entity, is a Delaware statutory trust. The issuing entity will issue the notes and be liable for their payment. In addition to issuing your series of notes, Series 20    -  , the issuing entity has previously issued other series of notes[, expects to issue an additional series of notes, Series 20    -  , on the closing date] and in the future may issue additional series of notes. The issuing entity’s principal asset is a revolving pool of receivables originated in connection with the purchase and financing of new and used car, truck and utility vehicle inventory by retail motor vehicle dealers that serves as a source of funds and collateral for all notes issued by the issuing entity

The Depositor

GMF Wholesale Receivables LLC, or the depositor, is a Delaware limited liability company which is a wholly-owned special-purpose subsidiary of GM Financial. The depositor sells the receivables to the issuing entity pursuant to a transfer and servicing agreement.

The Sponsor, the Servicer and the Administrator

AmeriCredit Financial Services, Inc. d/b/a GM Financial, or GM Financial, or the sponsor, or the servicer, or the administrator, is a Delaware corporation. GM Financial originates the receivables that are included in the receivables pool with the related retail motor vehicle dealers, sells the receivables to the depositor pursuant to a receivables purchase agreement, and services the receivables on behalf of the issuing entity pursuant to the Transfer and Servicing Agreement and serves as administrator of the issuing entity pursuant to an administration agreement. GM Financial’s principal offices are located at 801 Cherry Street, Suite 3500, Fort Worth, Texas 76102 and its telephone number is (817) 302-7000.

The Indenture Trustee

[Indenture Trustee], or the indenture trustee, is a [state/national] [entity type], and will serve as indenture trustee pursuant to the Indenture.

The Owner Trustee

[Owner Trustee], or the owner trustee, is a [state/national] [entity type]. [Owner Trustee] will serve as owner trustee not in its individual capacity but solely as owner trustee of the issuing entity, pursuant to the master trust agreement.

The Asset Representations Reviewer

[Asset Representations Reviewer], or the asset representations reviewer, is a [state/national] [entity type]. [Asset Representations Reviewer] will serve as asset representations reviewer pursuant to the asset representations review agreement.

[The Hedge Counterparty]

[[Hedge Counterparty], or the hedge counterparty, is a [state/national] [entity type]. In order to hedge against the interest rate risk that results from the receivables, which include prime rate-indexed receivables, producing the income stream that will support the [Floating Rate Notes], on the closing date, the issuing entity will enter into either an interest rate swap transaction or an interest rate cap transaction with the hedge counterparty.]

[Statistical Calculation Date

                , 20    . This is the date that was used in preparing the statistical information that is presented in this prospectus.]

[Initial] Cutoff Date

                , 20    . An allocable portion of the collections on the receivables pool after this date will be applied to make payments on the notes.

Closing Date

On or about                 , 20    .

Description of the Securities

The issuing entity will issue the asset-backed notes pursuant to the Series 20    -   Indenture Supplement. The notes are designated as the “Class A-1 Notes,” [the “Class A-2 Notes,”] the “Class B Notes,” [and] the “Class C Notes,” [and the “Class D Notes”]. [The Class A-2 Notes are sometimes referred to as the “Floating Rate Notes.” The Class A-1 Notes and the Class A-2 Notes are the “Class A Notes.”] A certificate representing the residual interest in the issuing entity, the transferor interest, was previously issued pursuant to the issuing entity’s master trust agreement. The transferor interest is presently owned by the depositor, will be retained by the depositor or an affiliate of the depositor and is not being offered pursuant to this prospectus.

[The Class A Notes, the Class B Notes and the Class C Notes are being offered by this prospectus and are sometimes referred to as the publicly offered notes or the offered notes. [The Class D Notes are not being offered by this prospectus, and [are anticipated to be privately placed primarily with institutional investors][will initially be retained by the depositor or an affiliate of the depositor]. [The Class D Notes are sometimes referred to as the

non-offered notes.[, and collectively with the [publicly offered notes, the notes or the Series 20    -   Notes.]]    For more information, see “Risk Factors—Retention of any of the notes by the depositor or an affiliate of the depositor could adversely affect the market value of your notes and/or limit your ability to resell your notes” in this prospectus.

Each class of notes will have the initial note principal balance, interest rate and final scheduled distribution date listed in the following table[s]:

[Publicly Offered] Notes

Class	Initial Note Principal Balance	Interest Rate		Final Scheduled Distribution Date
A-1(1)	$		%	, 20
One-month [LIBOR][SO FR] +
[A-2(1)]	$		%(2)(3)	, 20	]
B	$		%	, 20
C	$		%	, 20
[D	$		%	, 20	]

[(1)

The allocation of the principal amount between the Class A-1 Notes and the Class A-2 Notes will be determined on or before the date of pricing.][The issuing entity expects that the principal amount of the [Class A-2 Notes] will not exceed $            .]

[(2)

The [Class A-2 Notes] will accrue interest at a floating rate based on a benchmark which will initially be one-month [LIBOR][SOFR], plus a spread. However, the benchmark may change in certain situations. See “Description of the Notes—Floating Rate Benchmarks” for more information on how one-month [LIBOR][SOFR] is determined and the circumstances under which the benchmark may change.]

[(3)

If the sum of the benchmark and spread for the Class A-2 Notes is less than 0.00% for any interest period, then the interest rate for the [Class A-2 Notes] for such interest period will be deemed to be 0.00%.]

[Non-Offered Notes

Class	Initial Note Principal Balance	Interest Rate		Final Scheduled Distribution Date
D	$		%(	, 20	]

Interest on each class of notes will accrue during each interest period at the applicable interest rate.

[With respect to the Floating Rate Notes, for each interest period, LIBOR will be the rate for deposits in U.S. dollars for a one-month period which appears on the Reuters Screen LIBOR01 Page (or similar replacement page) as of 11:00 a.m., London time, on the related LIBOR determination date, as described further under “Description of the Notes—Floating Rate Benchmarks—Determination of LIBOR.”][With respect to the Floating Rate Notes, for each interest period, SOFR will be [                ], on the related SOFR determination date, as described further under “Description of the Notes—Floating Rate Benchmarks—Determination of SOFR.”][The benchmark may change in certain situations. See “Description of the Notes—Floating Rate Benchmarks” for more information on how [LIBOR][SOFR] is determined and the circumstances under which the benchmark may change.]

The [LIBOR][SOFR] determination date for each interest period will be:

•	, 20 for the interest period from the closing date to the first distribution date; and

•	for each interest period thereafter, the second London business day prior to the distribution date on which such interest period begins.]

The [publicly offered] notes will initially be issued in book-entry form only, and will be issued in minimum denominations of $1,000 and integral multiples of $1,000 (except for one note of each class which may be issued in a denomination other than an integral multiple of $1,000).

The notes are not expected to be listed on any securities exchange.

You may hold your [publicly offered] notes through The Depository Trust Company in the United States or through Clearstream Banking, société anonyme or the Euroclear System in Europe.

The notes will be secured solely by the receivables pool and the other assets of the issuing entity which are described under “—The Trust Property.”

Distribution Dates

•	For as long as the sponsor is the servicer, the distribution date will be the fifteenth (15th) day of each month, subject to the business day rule set forth below, commencing on , 20 .

•	Business day rule:

If any distribution date is not a business day, then the distribution due on that date will be made on the next business day.

•	Determination dates:

The determination date for each distribution date is the close of business on the day that is two (2) business days prior to such distribution date.

•	Record dates:

The record date for each distribution date is the close of business on the business day immediately preceding that distribution date. The record date is the date as of which the indenture trustee will fix the identity of holders of the Series 20    -   Notes, or the Series 20    -   Noteholders. Series 20    -   Noteholders whose identities are fixed on a record date will receive payments on the related distribution date.

•	Collection periods:

The collection period for each distribution date will be the calendar month immediately preceding the calendar month in which that distribution date occurs or, for the first distribution date, the period from and excluding the cutoff date to the close of business on                 , 20    .

The Trust Property

The issuing entity’s primary asset is a revolving pool of receivables and related assets originated in dealer accounts that have been designated to the issuing entity. The receivables are originated in connection with the purchase and financing of new and used car, truck and utility vehicle inventory by retail motor vehicle dealers. As of the statistical calculation date, the aggregate balance of all principal receivables owned by the issuing entity, or the pool balance, was approximately $             and the number of accounts designated to the issuing entity was                 .

From time to time the issuing entity may also maintain amounts on deposit in an excess funding account that serves as collateral for all series of notes issued by the issuing entity, including Series 20    -  .

Revolving Period, Accumulation Period and Early Amortization Period

The revolving period will begin on the closing date and end when the accumulation period begins or, if an early amortization event occurs before the accumulation period begins, upon the occurrence of the early amortization event. No principal will be paid on the Series 20    -   Notes during the revolving period. Principal collections allocated to the Series 20    -   Notes during the revolving period will instead be available to cover interest shortfalls on the Series 20    -   Notes, to purchase additional receivables, to make principal payments on certain other series of notes issued by the issuing entity or to make payments to the holder of the transferor interest.

The accumulation period is scheduled to begin on                 , 20    , but as described in this prospectus under “Description of the Notes — Principal of the Series 20    -   Notes” the accumulation period may begin later under certain circumstances. During the accumulation period certain principal collections allocated to the Series 20    -   Notes will be deposited into an accumulation account. Amounts on deposit in the accumulation account will be used to pay principal of the Series 20    -   Notes on their expected final distribution date.

If an early amortization event described in this prospectus under “Early Amortization Events” occurs with respect to Series 20    -   then the revolving period or the accumulation period, as applicable, will end and principal collections allocated to the Series 20    -   Notes, as well as any amounts in the accumulation account, will

be used to pay principal of the Series 20    -   Notes. As more fully described in this prospectus under “Deposit and Application of Funds — Early Amortization Events,” in certain cases an early amortization event that caused the commencement of an early amortization period may be cured and the revolving period or accumulation period, as applicable, may resume.

Series 20    -   Nominal Liquidation Amount

Collections on the receivables pool are allocated among the Series 20    -   Notes and other notes issued by the issuing entity based on each series of notes’ nominal liquidation amount. As described in this prospectus under “Deposit and Application of Funds — Reduction and Reinstatement of Series 20    -   Nominal Liquidation Amount,” the Series 20    -   nominal liquidation amount on any date of determination will equal the sum of (i) the Series 20    -   invested amount, which will equal $             as of the closing date, plus (ii) the primary Series 20    -   overcollateralization amount, which will equal $             as of the closing date, plus (iii) any incremental overcollateralization amount relating to Series 20    -  . As of any date of determination, the primary Series 20    -   overcollateralization amount and the incremental overcollateralization amount together equal the Series 20    -   overcollateralization amount.

The Series 20    -   nominal liquidation amount, the Series 20    -   invested amount and the Series 20    -   overcollateralization amount are each subject to reduction and reinstatement as described in this prospectus under “Deposit and Application of Funds — Reduction and Reinstatement of Series 20    -   Nominal Liquidation Amount.”

Allocations of Collections

The servicer will collect payments on the receivables and, at the times specified in this prospectus, will allocate those amounts among Series 20    -   and other outstanding series of notes issued by the issuing entity. The servicer will deposit any collections that are allocated to Series 20    -   into the collection account. The

servicer will separately track interest collections and principal collections that are deposited to the collection account with respect to Series 20    -  . The servicer will also track those principal receivables that are written off as uncollectible, which is referred to as the defaulted amount.

•	Interest collections:

On each date of processing during a collection period, the amount of interest collections that are allocated to Series 20    -   will equal the product of all interest collections for that day multiplied by the Series 20    -   floating allocation percentage. As described in this prospectus under “Deposit and Application of Funds – Allocation Percentages,” the Series 20    -   floating allocation percentage on any date of processing during a collection period, will equal the percentage equivalent of a fraction (not to exceed 100%), the numerator of which is the Series 20    -   nominal liquidation amount as of the close of business on the last day of the collection period immediately preceding such collection period (or in the case of the collection period related to the                  20     distribution date, the closing date) and the denominator of which is the greater of (i) the pool balance as of the close of business on the last day of the collection period immediately preceding such collection period (or in the case of the collection period related to the                 20     distribution date, the cutoff date) and (ii) the sum of the numerators used to calculate the floating allocation percentages for all outstanding series of notes issued by the issuing entity (including the Series 20    -   Notes) for such date.

The amount of interest collections that are allocated to Series 20    -   during a collection period and that are available for distribution on the related distribution date is the Series 20    -   allocable interest collections for that distribution date.

The Series 20 - available interest amounts for any distribution date and the related collection period will be an amount equal to (a) the sum of, for each date of processing during such collection period, the Series 20 - allocable interest collections for such date, plus (b) all net investment earnings on amounts (if any) on deposit in the reserve account and the accumulation account for the collection period for such distribution date, plus (c) the sum of, for each day during the collection period for such distribution date, the product of the Series 20 - allocation percentage for such day and all net investment earnings on amounts (if any) on deposit in the collection account and the excess funding account allocable to such day.

•	Principal collections:

On each date of processing during a collection period, the amount of principal collections that are allocated to Series 20    -   will equal the product of all principal collections for that day multiplied by the Series 20    -   principal allocation percentage. As described in this prospectus under “Deposit and Application of Funds – Allocation Percentages,” the Series 20    -   principal allocation percentage on any date of processing during a collection period will equal the percentage equivalent of a fraction (not to exceed 100%), the numerator of which is the Series 20    -   nominal liquidation amount as of the close of business on the last day of the collection period immediately preceding such collection period (or in the case of the collection period related to the                  20     distribution date, the closing date or, if that date occurs after the end of the revolving period, as of the last day of the revolving period) and the denominator of which is the greater of (i) the pool balance as of the last day of the collection period immediately preceding such collection period (or, in the case of the                 20     distribution date, the cutoff date) and (ii) the sum of the numerators used to calculate the percentages for allocating principal collections to all outstanding series of notes issued by the issuing entity (including the Series 20    -   Notes) for such date. As described in this prospectus under “Deposit and Application of Funds — Application of Available

Amounts,” the priority in which principal collections that are allocated to Series 20    -   will be further allocated by the servicer will depend on whether the date of allocation occurs during the revolving period, the accumulation period or an early amortization period.

The amount of principal collections that are allocated to Series 20    -   during a collection period and that are available for distribution on the related distribution date is the Series 20    -   allocable principal collections on such distribution date.

The Series 20    -   available principal amount for any distribution date and the related collection period will be an amount equal to (a) the sum of, for each date of processing during such collection period, the Series 20    -   allocable principal collections on such date, plus (b) the amount of Series 20    -   available interest amounts to be treated as Series 20    -   available principal amounts on such distribution date to cover the Series 20    -   defaulted amount or to reimburse the Series 20    -   nominal liquidation amount deficit, each as described in this prospectus under “Deposit and Application of Funds — Application of Available Amounts,” for such distribution date, plus (c) the amount of Series 20    -   available interest amounts treated as Series 20    -   available principal amounts as described in this prospectus under “Deposit and Application of Funds — Application of Available Amounts” on each distribution date on and after the occurrence of an event of default and a declaration that all Series 20    -   Notes are immediately due and payable minus (d) reallocated principal collections for such distribution date.

Transferor Interest

To the extent that any payments on the receivables are not allocable to Series 20    -   or any other series of notes issued by the issuing entity and are not used by the issuing entity to purchase additional receivables, the servicer will allocate those amounts to the holder of the transferor interest. Certain collections that are

allocated to Series 20    -   or another series of notes issued by the issuing entity but that are not needed to fund payments on the related distribution date on the applicable notes may also be allocated to the holder of the transferor interest.

As of the closing date the depositor holds the transferor interest, but the depositor may, subject to various limitations, subsequently transfer all or a portion of the transferor interest to another party.

Distribution Date Payments: Interest Collections

As further described under the section of this prospectus entitled “Deposit and Application of Funds—Application of Available Amounts,” the servicer will instruct the indenture trustee to distribute the Series 20    -   available interest amounts, on each distribution date in accordance with the following order of priority:

1.

pro rata to pay each of the indenture trustee, the owner trustee and the asset representations reviewer the Series 20    -   allocable share, based on amounts due, of any accrued and unpaid fees, expenses and indemnities then due to each of them, in each case subject to a maximum specified annual limit (provided that this limit will not be applicable at any time that an event of default has occurred and is continuing);

2.	[if the hedge agreement is a swap agreement, to the hedge counterparty, net payments (excluding swap termination payments), if any, then due to it under the interest rate swap transaction;]

3.

to the servicer, to pay the monthly servicing fee for Series 20    -   for such distribution date (unless such amount has been netted against deposits to the collection account or such fee has been waived by the servicer for such distribution date), plus the amount of any unwaived monthly servicing fee previously due but not distributed to the servicer;

4.	[pari passu, (a)] to the Class A noteholders[, pro rata,] to pay interest due on the Class A Notes [and (b) if the hedge agreement is a swap agreement, to the hedge counterparty, swap termination payments (so long as the hedge counterparty is not a defaulting party or the sole affected party with respect to the termination of the hedge agreement);]

5.	to the Class B noteholders, to pay interest due on the Class B Notes;

6.	to the Class C noteholders, to pay interest due on the Class C Notes;

7.	to the Class D noteholders, to pay interest due the Class D Notes;

8.

to be applied as available principal collections and distributed pursuant to “—Distribution Date Payments: Principal Collections” below, an amount equal to Series 20    -  ‘s share of defaulted amounts, if any, for the related collection period;

9.

to be applied as available principal collections and distributed pursuant to “—Distribution Date Payments: Principal Collections” below, an amount equal to the Series 20    -   nominal liquidation amount deficit, if any;

10.	to the reserve account, the amount necessary to cause the amount deposited therein to equal the specified reserve account balance;

11.

on and after the occurrence of an event of default and acceleration of the Series 20    -   Notes (and unless and until such acceleration has been rescinded and annulled), to repay the principal amount of the Series 20    -   Notes, which amount will be paid out as described in this prospectus under “—Principal of the Notes;”

12.

to the servicer, to pay any portion of the monthly servicing fee for Series 20    -   for any prior distribution date that was waived by the servicer on the related distribution date and has not previously been reimbursed;

13.	to cover any interest shortfalls for other series of notes in excess interest Sharing Group [ ];

14.	pro rata to pay each of the indenture trustee, the owner trustee and the asset representations reviewer, all amounts due to the extent not paid in item (1) above, without regard to the limit set forth therein;[ and]

15.	[if the hedge agreement is a swap agreement, to the hedge counterparty, any unpaid swap termination payments; and]

16.

first, an amount required to repay the servicer for all outstanding advances made in respect of prior distribution dates for the Series 20    -   Notes will be paid to the servicer; second, an amount required to repay the transferor for all outstanding amounts applied to cover interest shortfalls in respect of prior distribution dates for the Series 20    -   Notes will be paid to the transferor; and third, with certain limited exceptions, to the holder of the transferor interest, all remaining amounts.

See “Glossary” in this prospectus for more information about the calculation of Series 20    -   available interest amounts, Series 20    -   allocation percentage, defaulted amounts, Series 20    -   nominal liquidation amount deficit, reserve account required amount and other related terms used in this prospectus.

Distribution Date Payments: Principal Collections

As further described under the section of this prospectus entitled “Deposit and Application of Funds—Application of Available Amounts,” the servicer will instruct the indenture trustee to distribute the Series 20    -   available principal amounts on each distribution date in accordance with one of the following orders of priority, depending on whether that distribution date occurs during the revolving period, an accumulation period or an early amortization period.

Regardless of whether Series 20    -   is then in the revolving period, accumulation period or early amortization period, if on any distribution date Series 20    -   available interest amounts for that distribution date, together with shared excess interest amounts allocable to Series 20    -   and amounts on deposit in the reserve account, are not sufficient to cover accrued and unpaid interest payments on the Series 20    -   Notes on

that distribution date, the Series 20    -   available principal amount for that distribution date will first be used to pay such shortfall, but not in an amount to exceed the Series 20    -   overcollateralization amount as of that distribution date (after accounting for reductions to that amount due to charge-offs on defaulted receivables that are allocated to Series 20    -  ).

For any distribution date that occurs when Series 20    -   is in a revolving period, the servicer will instruct the indenture trustee to distribute any remaining Series 20    -   available principal amounts (subject to certain adjustments) on such distribution date in the following order of priority:

1.

to be applied to make required principal distributions and deposits for other series of notes issued by the issuing entity that are in excess principal Sharing Group [        ] that are in an early amortization period or accumulation period;

2.	to the issuing entity, to be used to reinvest in additional receivables; and

3.	with certain limited exceptions, to distribute to the holder of the transferor interest, all remaining amounts.

For any distribution date that occurs when Series 20    -   is in an accumulation period, the servicer will instruct the indenture trustee to distribute any remaining Series 20    -   available principal amounts (subject to certain adjustments) on such distribution date in the following order of priority:

1.	to deposit to the accumulation account an amount equal to the lesser of (i) the controlled deposit amount and (ii) the Series 20 - invested amount, in each case for such distribution date;

2.	to be applied to make required principal distributions and deposits for other series of notes issued by the issuing entity that are in excess principal Sharing Group [ ];

3.	to the issuing entity, to be used to reinvest in additional receivables; and

4.	first, to the transferor, up to the amount required to repay the transferor for all outstanding amounts applied to cover principal shortfalls in respect of prior distribution dates for the Series 20 - Notes and second, to distribute to the holder of the transferor interest, all remaining amounts.

For any distribution date that occurs when Series 20    -   is in an early amortization period, the servicer will instruct the indenture trustee to distribute any remaining Series 20    -   available principal amounts (subject to certain adjustments) on such distribution date in the following order of priority:

1.	to repay the outstanding principal amount of the Series 20 - Notes, which amount will be paid out as described in this prospectus under “—Principal of the Notes;”

2.	to be applied to make required principal distributions and deposits for other series of notes issued by the issuing entity that are in excess principal Sharing Group [ ]; and

3.	to distribute to the holder of the transferor interest, all remaining amounts.

See “Glossary” in this prospectus for more information about the calculation of Series 20    -   available principal amounts, shared excess principal amounts, the Series 20    -   overcollateralization amount, the controlled deposit amount and other related terms used in this prospectus.

Interest

Interest on the Series 20    -   Notes will be payable on each distribution date. The Series 20    -   Notes will accrue interest on a “30/360” basis from and including the 15th day of the prior month (or the closing date, for the first distribution date) to but excluding the 15th day of the current month.

Principal of the Notes

The classes of notes are “sequential pay” classes. On each distribution date on which principal is applied to amortize the notes, all amounts allocated to the payment of principal of the notes as described in this prospectus under “—Distribution Date Payments: Interest

Collections” and “—Distribution Date Payments: Principal Collections” and any amounts released from the accumulation account will be aggregated and will be paid out in the following order of priority:

•	first, the Class A Notes will amortize[, ratably,] until the outstanding principal amount of the Class A Notes is reduced to zero;

•	once the Class A Notes are paid off, the Class B Notes will begin to amortize, until the outstanding principal amount of the Class B Notes is reduced to zero;

•	once the Class B Notes are paid off, the Class C Notes will begin to amortize, until the outstanding principal amount of the Class C Notes is reduced to zero; and

•	once the Class C Notes are paid off, the Class D Notes will begin to amortize, until the outstanding principal amount of the Class D Notes is reduced to zero.

The principal amount of any class of notes, if not previously paid, will be payable on the final maturity date.

The aggregate amount of principal paid on the Series 20    -     Notes may not exceed the Series 20    -     invested amount (except to the extent that the Series 20    -     invested amount is reduced due to the deposit of amounts to the accumulation account).

Servicing Fee

The servicer will be paid a monthly servicing fee on each distribution date from Series 20    -     available interest amounts, prior to any payments on the notes. The monthly servicing fee will equal one-twelfth of the product of 1.00% (or such lesser percentage as may be specified by the servicer) and the Series 20    -     nominal liquidation amount as of the close of business on the last day of the collection period immediately preceding the related collection period (or, in the case of the first distribution date, the Series 20    -     nominal liquidation amount as of the cutoff date).

Credit Enhancement

Credit enhancement for the notes will consist of excess cashflow, overcollateralization, subordination and a reserve account.

Excess Cashflow

Series 20    -     is included in a group of series of notes issued by the issuing entity that is referred to as excess interest Sharing Group [    ]. To the extent that during any collection period or on any distribution date Series 20    -     is not allocated enough interest collections to cover required interest distributions and deposits, available interest collections that are allocated to, but not needed to make any required distributions or deposits with respect to, other series in excess interest Sharing Group [    ], or shared excess interest amounts, may be reallocated to Series 20    -     to cover those shortfalls. Similarly, to the extent that during any collection period or on any distribution date available interest amounts are allocated to, but are not needed to make any required distributions or deposits with respect to, Series 20    -    , those excess funds may be applied to cover shortfalls of required interest distributions and deposits for other series in excess interest Sharing Group [    ]. See “Deposit and Application of Funds — Shared Excess Interest Amounts” in this prospectus for more information regarding the application of shared excess interest amounts.

Series 20    -     is also included in a group of series of notes issued by the issuing entity that is referred to as excess principal Sharing Group [    ]. To the extent that during any collection period or on any distribution date Series 20    -     is not allocated enough principal collections to cover required principal distributions and deposits, available principal collections that are allocated to, but not needed to make any required distributions or deposits with respect to, other series in excess principal Sharing Group [    ] may be reallocated to Series 20    -     to cover those shortfalls. Similarly, to the extent that during any collection period or on any distribution date available principal amounts are allocated to, but are not needed to make any required distributions or deposits with respect to, Series 20    -    , those excess funds may be

applied to cover shortfalls of required principal distributions and deposits for other series in excess principal Sharing Group [    ]. Any application for this purpose will not reduce the Series 20    -     nominal liquidation amount. See “Deposit and Application of Funds— Shared Excess Principal Amounts” in this prospectus for more information regarding the application of shared excess principal amounts.

Overcollateralization

Each series of notes issued by the issuing entity has allocated to it a ratable portion of all of the receivables that are owned by the issuing entity, which is also referred to as its series allocation percentage. The Series 20    -     allocation percentage, for any date of processing during a collection period (as used in this definition, the “specified collection period”), is the percentage equivalent, which shall never exceed 100%, of a fraction, the numerator of which is the Series 20    -     nominal liquidation amount as of the close of business on the last day of the collection period immediately preceding the specified collection period (or with respect to any date of processing in the collection period related to the                  20     distribution date, the Series 20    -     nominal liquidation amount as of the closing date) and the denominator of which is the sum of the nominal liquidation amounts for all outstanding series of notes issued by the issuing entity (including Series 20    -    ) for such day (or with respect to any day in the collection period related to the                  20     distribution date, the sum of the nominal liquidation amounts for all outstanding series of notes issued by the issuing entity (including Series 20    -    ) as of the closing date (after giving effect to the application of proceeds from the issuance of the Series 20    -     Notes)).

To the extent that the ratable principal portion of the receivables that is allocated to Series 20    -     exceeds the aggregate principal amount of the Series 20    -     Notes at any time, that excess represents an overcollateralization amount.

As of the closing date, the initial overcollateralization for the Series 20    -     Notes will equal the sum of the primary Series 20    -     overcollateralization amount (which as of the closing date is $            ) plus the incremental overcollateralization amount as of the closing date.

The primary Series 20    -     overcollateralization amount is (a) for the closing date, the product of     % and the initial aggregate principal amount of the Series 20    -     Notes and (b) for any distribution date, the product of the Series 20    -     overcollateralization percentage on that distribution date and the initial aggregate invested amount of the Series 20    -     Notes, subject to increase (and rescission of any such increase) from time to time in the sole discretion of GM Financial.

The Series 20    -     overcollateralization percentage is     %; provided, that (a) the depositor may, in its sole discretion, increase the Series 20    -     overcollateralization percentage; provided further, that if the depositor voluntarily increases the Series 20    -     overcollateralization percentage, then it may, in its sole discretion, upon ten (10) days’ prior notice to the indenture trustee, and each engaged NRSRO (as defined below), subsequently decrease the Series 20    -     overcollateralization percentage to     % or higher, and (b) the Series 20    -     overcollateralization percentage will increase to (i)     % if the average of the monthly payment rates for the three preceding collection periods is less than     % and greater than or equal to     % and the depositor does not elect to increase the specified reserve account balance in accordance with the definition thereof, (ii)     % if the average of the monthly payment rates for the three preceding collection periods is less than     % and greater than or equal to     % and the depositor does not elect to increase the specified reserve account balance in accordance with the definition thereof and (iii)     % if the average of the monthly payment rates for the three preceding collection periods is less than     % and the depositor does not elect to increase the specified reserve account balance in accordance with the definition thereof and, after any such increase, will return to the applicable percentage specified in clause (i) or (ii) above (subject to increase again in accordance with this clause (b)) if the average of the monthly payment rates for the three preceding collection periods is in the related

above-specified range and will return to     % (subject to increase again in accordance with this clause (b)) if the average of the monthly payment rates for the three preceding collection periods is greater than or equal to     %.

The Series 20    -     overcollateralization amount is subject to reductions and reinstatements over time. As of any date, the Series 20    -     overcollateralization amount will equal the sum of (i) the primary Series 20    -     overcollateralization amount plus (ii) the incremental overcollateralization amount, which may fluctuate from time to time and will be based on the amount of ineligible receivables, dealer overconcentration amounts, the medium- and heavy-duty truck overconcentration amounts, the demonstration and service loaner vehicle overconcentration amounts, the used vehicle overconcentration amounts, the GM-owned dealer overconcentration amounts, the fleet accounts overconcentration amounts and the tier “III” or “IV” dealer overconcentration amounts in the issuing entity portfolio.

The Series 20    -     overcollateralization amount will be reduced by: (i) reallocations of allocable principal collections otherwise allocable to Series 20    -     to cover interest shortfalls on the Series 20    -     Notes; and (ii) charge-offs that are allocated to Series 20    -     that result from unreimbursed defaults on receivables allocated to Series 20    -    . If the Series 20    -     overcollateralization amount is reduced, that will result in a reduced amount of collections on the receivables being allocated to, and being available to make payments on, the Series 20    -     Notes. If the Series 20    -     overcollateralization amount is reduced to zero, then any charge-offs that are allocated to Series 20    -     will instead reduce the Series 20    -     invested amount and you may incur a loss on your Series 20    -     Notes, since the amount of principal paid to Series 20    -     Noteholders will not exceed the Series 20    -     invested amount. Additionally, if the Series 20    -     overcollateralization amount is reduced to zero, principal collections that are allocated to Series 20    -     will no longer be available to cover interest shortfalls relating to the Series 20    -     Notes.

Overcollateralization is intended to protect the Series 20    -     Noteholders from the effect of (i) charge-offs on defaulted receivables that are allocated to Series 20    -     and (ii) any use of principal collections allocated to Series 20    -     to cover interest shortfalls on the Series 20    -     Notes.

Subordination

A class of notes that is lower in priority of payment provides credit support to those classes of notes having a higher priority of payment relative to that class. Consequently, to the extent that the amount of collections allocated to Series 20    -     is not sufficient to satisfy all of the issuing entity’s obligations with respect to the Series 20    -     Notes, payments will be made in accordance with “Deposit and Application of Funds—Application of Available Amounts” in this prospectus, and any shortfalls or losses will then be absorbed as follows:

•	first, by the holders of the Class D Notes, to the extent amounts are due to them;

•	second, by the holders of the Class C Notes, to the extent amounts are due to them;

•	third, by the holders of the Class B Notes, to the extent amounts are due to them; and

•	fourth, by the holders of the Class A Notes, to the extent amounts are due to them.

See “Deposit and Application of Funds—Series 20    -     Overcollateralization Amount” in this prospectus for a more detailed description of overcollateralization.

Reserve Account

On the closing date, $            , which is     % of the initial Series 20    -     invested amount, will be deposited into the reserve account. On each distribution date, any excess Series 20    -     available interest amounts will be deposited into the reserve account to maintain the amount on deposit at the specified reserve account balance,

which is the product of 1.00% and the initial Series 20    -     invested amount, except that the depositor will increase the specified reserve account balance to (i) the product of     % and the initial Series 20    -     invested amount if the average of the monthly payment rates for the three preceding collection periods is less than     % and greater than or equal to     % and the depositor does not elect to increase the Series 20    -     overcollateralization percentage in accordance with the definition thereof, (ii) the product of     % and the initial Series 20    -     invested amount if the average of the monthly payment rates for the three preceding collection periods is less than     % and greater than or equal to         % and the depositor does not elect to increase the Series 20    -     overcollateralization percentage in accordance with the definition thereof and (iii) the product of     % and the initial Series 20    -     invested amount if the average of the monthly payment rates for the three preceding collection periods is less than     % and the depositor does not elect to increase the Series 20    -     overcollateralization percentage in accordance with the definition thereof and, after any such increase, will return to the applicable product specified in clause (i) or (ii) above (subject to increase again in accordance with this paragraph) if the average of the monthly payment rates for the three preceding collection periods is in the related above-specified range and will return to the product of 1.00% and the initial Series 20    -     invested amount (subject to increase again in accordance with this paragraph) if the average of the monthly payment rates for the three preceding collection periods is greater than or equal to     %.

If the amount of interest collections allocated to Series 20    -     with respect to any distribution date are insufficient to cover all amounts payable under items (1) through [(9)] under “—Distribution Date Payments: Interest Collections” above, the indenture trustee will withdraw funds from the reserve account to cover the shortfall. The indenture trustee also will withdraw funds from the reserve account to the extent needed to pay any class of notes in full on the final maturity date or to pay the notes following an event of default and acceleration of the notes.

See “Deposit and Application of Funds—Reserve Account” in this prospectus for a more detailed description of the reserve account.

Optional Redemption

On any day on or after the first day on which the aggregate principal amount of the Series 20    -     Notes is 10% or less than the initial aggregate principal amount of the Series 20    -     Notes, the issuing entity may redeem the Series 20    -     Notes in whole, but not in part, if the issuing entity exercises its “clean-up call” option. The indenture trustee will notify the noteholders of the redemption and provide instructions for surrender of the Series 20    -     Notes for final payment of interest on and principal of the notes. The redemption price paid by the issuing entity to exercise the clean-up call will equal 100% of the aggregate outstanding principal amount of the Series 20    -     Notes on such distribution date, plus accrued but unpaid interest on the Series 20    -     Notes at the applicable interest rate (after giving effect (in the case of both principal and interest) to the application of funds described in the next sentence). Amounts on deposit in the accumulation account and funds in the collection account allocable to the Series 20    -     Notes on the related distribution date will be applied by the issuing entity to make these principal and interest payments on the Series 20    -     Notes on their redemption date.

Early Amortization Events

If an early amortization event occurs and, with respect to certain early amortization events, is declared by the indenture trustee or the requisite noteholders, then the revolving period or accumulation period, as applicable, will end and the early amortization period will commence. During an early amortization period the issuing entity will use available principal amounts allocable to Series 20    -     each month to pay principal of the Series 20    -     Notes.

In addition to the early amortization events applicable to all series (see “Description of the Transaction Documents — Early Amortization

Events” in this prospectus), each of the following events is an early amortization event with respect to the Series 20    -     Notes:

•	failure on the part of the issuing entity, the depositor, the servicer or GM Financial (if GM Financial is no longer the servicer), as applicable:

•	to make any required deposit on or before the date occurring a specified number of days after the date that the deposit is required to be made;

•	to deliver a distribution date statement on the date required under the Transfer and Servicing Agreement, or within the applicable grace period; or

•	to observe or perform in any material respect any other covenants or agreements set forth in the Transfer and Servicing Agreement, the Receivables Purchase Agreement, the Indenture or the Series 20 - Indenture Supplement, which failure continues unremedied for a specified number of days after written notice of that failure;

•	any representation or warranty made by the seller in the Receivables Purchase Agreement or by the depositor in the Transfer and Servicing Agreement or any information required to be given by the seller or the depositor to identify the accounts proves to have been incorrect in any material respect when made or delivered and continues to be incorrect in any material respect for a specified number of days after written notice thereof, and as a result the interests of the Series 20 - Noteholders are materially and adversely affected; provided, that this will not constitute an early amortization event if the depositor has accepted reassignment of the related receivables during that period in accordance with the provisions of the Transfer and Servicing Agreement;

•	the occurrence of certain events of bankruptcy, insolvency or receivership relating to GM;
•	on any distribution date, the primary Series 20 - overcollateralization amount is reduced to an amount less than the product of (i) the applicable Series 20 - overcollateralization percentage and (ii) the initial aggregate principal amount of the Series 20 - Notes;

•	any servicer termination event (as defined in the indenture and described in this prospectus under “Description of the Transaction Documents — Servicing of the Receivables Pool — Servicer Termination Events”) that adversely affects in any material respect the interests of any Series 20 - Noteholder, or GM Financial (including its successors and assigns other than a successor servicer appointed after the occurrence of a servicer termination event) no longer acts as servicer under the Transfer and Servicing Agreement;

•	on any determination date, the average of the monthly payment rates for the receivables for the three consecutive collection periods preceding such determination date is less than %;

•	for three consecutive determination dates, the amounts on deposit in the excess funding account on each such determination date exceed % of the sum of the invested amounts of all outstanding series issued by the issuing entity;

•	the aggregate outstanding principal amount of all Series 20 - Notes is not repaid in full on the Series 20 - expected final distribution date; and

•	the occurrence of an event of default with respect to the Series 20 - Notes under the Indenture and the declaration that the Series 20 - Notes are immediately due and payable pursuant to the Indenture.

For a more detailed discussion of early amortization events for Series 20    -    , see “Deposit and Application of Funds — Early Amortization Events” herein and “Description of the Transaction Documents — Early Amortization Events” in this prospectus.

Events of Default

The Series 20    -     Notes are subject to specified events of default described under “Description of the Transaction Documents — Events of Default “ in this prospectus. Among these events are the occurrence of specified insolvency events relating to the issuing entity, the failure to pay interest on any Series 20    -     Notes for a specified number of days after it is due or the failure to pay principal on the final maturity date for the Series 20    -     Notes.

If an event of default that applies to the Series 20    -     Notes occurs and continues, then, after any applicable cure period, the indenture trustee or the holders of more than 50% of the aggregate outstanding principal amount of each class of the Series 20    -     Notes may declare the Series 20    -     Notes to be immediately due and payable. However, if the event of default results from certain insolvency events with respect to the issuing entity or the depositor, then the indenture trustee will declare the notes to be accelerated by a notice in writing to the issuing entity without any further action on the part of the noteholders. Any such declaration may, under limited circumstances, be rescinded by the holders of more than 50% of the aggregate principal amount of each class of the Series 20    -     Notes.

Federal Income Tax Consequences

•	Katten Muchin Rosenman LLP, tax counsel, is of the opinion that for U.S. federal income tax purposes, assuming compliance with the terms of the transaction documents (i) the notes, to the extent they are treated as beneficially owned by a person other than the depositor or its affiliates for such purposes, will be characterized as indebtedness and (ii) the issuing entity will not be characterized as an association or publicly traded partnership taxable as a corporation. By your acceptance of an offered note, you agree to treat the note as indebtedness for U.S. federal, state and local income and franchise tax purposes.

•	Katten Muchin Rosenman LLP has prepared the discussion under “Material U.S. Federal Income Tax Consequences” in this prospectus and is of the opinion that such discussion, as it relates to U.S. federal income tax matters and to the extent that it constitutes matters of law or legal conclusions with respect thereto, accurately states all material U.S. federal income tax consequences of the purchase, ownership and disposition of the offered notes to their original purchaser.

ERISA Considerations

Subject to the important considerations described under “ERISA Considerations” in this prospectus, pension, profit-sharing and other employee benefit plans may purchase the offered notes. Fiduciaries of such plans should consult with counsel regarding the applicability of the provisions of ERISA before purchasing the offered notes.

1940 Act Registration

The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended or the 1940 Act, contained in Section 3(c)(5) of the 1940 Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act (both as defined under “Volcker Rule Considerations” in this prospectus).

Ratings of the Notes

The sponsor has engaged [two] nationally recognized statistical rating organizations, each an NRSRO, to assign credit ratings to the publicly offered notes.

The ratings of the [publicly offered] notes will address the likelihood of the payment of principal and interest on the [publicly offered] notes according to their terms. Each engaged NRSRO rating the [publicly offered] notes will monitor the ratings using its normal surveillance procedures. Each engaged NRSRO may change or withdraw an assigned rating at any time. Any rating action taken by one NRSRO may not necessarily be taken by another NRSRO. No party to the transaction documents will be responsible for monitoring any changes to the ratings on the publicly offered notes. See “Ratings” in this prospectus for more information regarding the ratings assigned to the [publicly offered] notes.

Credit Risk Retention

The risk retention regulations in Regulation RR of the Exchange Act, or Regulation RR, require the sponsor, either directly or through its majority-owned affiliates, to retain an economic interest in the credit risk of the receivables. The depositor is a wholly-owned affiliate of the sponsor and intends to satisfy the sponsor’s obligations under Regulation RR by holding the transferor interest. See “Credit Risk Retention” for more information regarding the manner in which the sponsor intends to satisfy the risk retention regulations.

Risk Factors

You should consider the following factors in connection with the purchase of the Series 20    -     Notes:

Risks Related to the Characteristics of the Series 20    -     Notes

The source of funds for payments on the Series 20 - Notes is limited.	The primary source of payment of interest on or principal of the Series 20 - Notes will be collections on the receivables pool that are allocated to Series 20 - . You will generally not have recourse to any other assets of the issuing entity or any other person for payment of your Series 20 - Notes. See in this prospectus under “Deposit and Application of Funds”. Also, following a sale of receivables due to an acceleration of the Series 20 - Notes following an event of default, as described in this prospectus under “Description of the Transaction Documents — Events of Default,” only the proceeds of that sale (and certain other amounts) allocable to the Series 20 - Notes will be available to make payments on the Series 20 - Notes. However, there is no assurance that the proceeds from any such sale will be sufficient to reduce the aggregate principal amount of the Series 20 - Notes to zero. If the amount of those proceeds is not sufficient, you will incur a loss on your Series 20 - Notes.

Credit enhancement for the Series 20 - Notes is limited and if exhausted could result in losses on your Series 20 - Notes.	Credit enhancement for the Series 20 - Notes will be provided by excess cashflow, overcollateralization, amounts in the reserve account and, for more senior classes of notes, the subordination of the more junior classes of notes. The amount of this enhancement is limited and may be reduced from time to time. If the enhancement for your Series 20 - Notes is exhausted, you are more likely to incur losses on your Series 20 - Notes.

If an early amortization event occurs, you may receive your principal sooner or later than you expected and you may not receive all of your principal.	A significant decline in the amount of receivables generated could trigger an early amortization event that would cause an early amortization of the Series 20 - Notes. For example, if the balance of the receivables owned by the issuing entity is not maintained at a specified level, the depositor must designate additional accounts, the receivables of which will be transferred to the issuing entity. If additional accounts are not designated by the depositor when required, as described in this prospectus under “Deposit and Application of Funds — Early Amortization Events”, an early amortization event will occur. Or, if an insolvency event relating to GM, GM Financial, the depositor or the issuing entity were to occur (and, in the case of the issuing entity, the Series 20 - Notes were declared immediately due and payable in accordance with the Indenture), an early amortization event will occur. In the event of the occurrence of an early amortization event due to such an insolvency event or any other early amortization event for Series 20 - , additional receivables will not be transferred to the issuing entity and principal payments on the Series 20 - Notes will commence. If an early amortization event occurs, you may receive principal payments of your Series 20 - Notes sooner or later than you expected and you may not receive all of the principal due and payable on your Series 20 - Notes. You may not be able to invest any principal payments that you do receive at a yield at least equal to the yield on your Series 20 - Notes or the yield available at the expected final distribution date.

If an event of default occurs, your remedy options will be limited, and you may not receive full payment of principal and accrued interest.	Your remedies will be limited if an event of default with respect to the Series 20 - Notes occurs. After an event of default and the acceleration of the Series 20 - Notes, interest collections and principal collections allocated to the Series 20 - Notes and, if applicable, any funds in the accumulation account and reserve account will be applied to make payments of monthly interest and principal on the Series 20 - Notes until the earlier of the date the Series 20 - Notes are paid in full and the date on which the invested amount is reduced to zero. No principal collections will be allocated to the Series 20 - Notes if the invested amount is zero, even if the outstanding principal amount of the Series 20 - Notes has not been paid in full.

You may have limited or no ability to control actions under the Indenture and other transaction documents, including certain amendments thereof.

Under the Indenture for the issuing entity, noteholders holding a specified percentage of the outstanding principal amount of notes of a series or class or all the notes issued by the issuing entity may take actions, or may direct the indenture trustee to take various actions described under “Description of the Transaction Documents — Servicing the Receivables Pool — Servicer Termination Events” and “Description of the Transaction Documents — Events of Default,” including accelerating the payment of principal of the Series 20    -     Notes.

In the case of votes by series or votes by holders of all the notes issued by the issuing entity, the voting rights of the most senior class of notes will generally be substantially greater than those of the subordinate class or classes of notes. The holders of the most senior class of notes will therefore generally have the ability to determine whether and what actions are to be taken. The holders of the subordinate class or classes of notes will generally need the holders of the most senior class of notes to concur to cause actions to be taken. The actions taken or not taken by the controlling noteholders may be contrary to the actions that you determine to be in your best interest.

In addition, the depositor, the servicer, the owner trustee and the indenture trustee, as applicable, may amend the transaction documents without your consent in certain circumstances described in this prospectus.

Any of the foregoing could result in a delay or reduction in payments on your Series 20    -     Notes.

Increased losses could result in accelerated, reduced or delayed payments on your Series 20 - Notes.	Historical losses experienced by the issuing entity or by GM Financial on its dealer floorplan portfolio may not be indicative of future performance of the issuing entity’s receivables. Losses could increase significantly for various reasons, including adverse changes in the local, regional or national economies, adverse changes in the business prospects of GM or GM Financial, the inability or unwillingness of GM to continue to provide financial assistance to dealers or decreases in the market value of the financed vehicles in the absence of manufacturer incentives, or due to dealer fraud, public health emergencies or other events. Any significant increase in losses on the receivables could result in accelerated, reduced or delayed payments on your Series 20 - Notes.

You may not receive your principal on the expected final distribution date because of other series being in or entering into an accumulation or early amortization period.	If Series 20 - were to enter an accumulation period or an early amortization period while another series in principal Sharing Group [ ] is either in an accumulation period or early amortization period or entering an accumulation period or early amortization period, principal collections that otherwise might be available from that series to make payments on the Series 20 - Notes may not be available to make payments on your Series 20 - Notes. Other series in principal Sharing Group [ ] may have different characteristics, such as earlier expected final distribution dates or different early amortization events, that could cause such series to amortize earlier than Series 20 - . As a result, the principal payments on your Series 20 - Notes may be reduced and final payment of the principal of your Series 20 - Notes may be delayed. Also, the shorter the accumulation period for the Series 20 - Notes, the greater the likelihood that payment in full of the Series 20 - Notes on their expected final distribution date will depend on available principal collections from other series in principal Sharing Group [ ] to make principal payments on your Series 20 - Notes.

There may be a conflict of interest among classes of notes.	As described elsewhere in this prospectus, the holders of the most senior class of notes then outstanding will make certain decisions with regard to certain amendments of the transaction documents, the enforcement of rights following an event of default under the Indenture and certain other matters. Because the holders of different classes of notes may have varying interests when it comes to these matters, you may find that courses of action determined by other noteholders do not reflect your interests but that you are nonetheless bound by the decisions of these other noteholders.

Because the Class B Notes [and] the Class C Notes [and the Class D Notes] are subordinated to the Class A Notes, payments on those classes are more sensitive to losses on the receivables.	Certain notes are subordinated, which means that interest and principal paid on those classes as part of monthly distributions will be made only once payments of interest and principal, respectively, have been made in full to all classes of notes senior to those classes. The Class A Notes have the highest priority of payment, followed in descending order of priority of payment by the Class B Notes [and] the Class C Notes [and the Class D Notes]. Therefore, if there are insufficient amounts available to pay all classes of notes the amounts they are owed on any distribution date or following acceleration, delays in payment or losses will be suffered by the most junior outstanding class or classes even as payment is made in full to more senior classes.

A reduction, withdrawal or qualification of the ratings on your Series 20 - Notes, or the issuance of unsolicited ratings on your Series 20 - Notes, may adversely affect the market value of your Series 20 - Notes and/or limit your ability to resell your Series 20 - Notes.

The sponsor has engaged [two] nationally recognized statistical rating organizations, or NRSROs, and will pay them a fee to assign ratings on the notes.

The ratings on the notes are not recommendations to purchase, hold or sell the notes and do not address market value or investor suitability. The ratings reflect each engaged NRSRO’s assessment of the future performance of the pool of receivables, the credit enhancement on the notes and the likelihood of repayment on the notes. There can be no assurance that the receivables pool and/or the notes will perform as expected or that the ratings will not be reduced, withdrawn or qualified in the future as a result of a change of circumstances, deterioration in the performance of the pool of receivables, errors in analysis or otherwise. None of the depositor, the sponsor or any of their affiliates will have any obligation to replace or supplement any credit enhancement or to take any other action to maintain any rating on the notes. If the ratings on your Series 20    -   Notes are reduced, withdrawn or qualified, it could adversely affect the market value of your Series 20    -   Notes and/or limit your ability to resell your Series 20    -   Notes.

We note that an NRSRO may have a conflict of interest where, as is the industry standard and the case with the ratings of the notes, the sponsor, the depositor or the issuing entity pays the fees charged by the engaged NRSROs for their ratings services. The sponsor has not engaged any other NRSRO to assign ratings on the notes and is not aware that any other NRSRO has assigned ratings on the notes. However, under effective Commission rules, information provided by or on behalf of the sponsor to an engaged NRSRO for the purpose of assigning or monitoring the ratings on the notes is required to be made available to all NRSROs in order to make it possible for non- engaged NRSROs to assign unsolicited ratings on the notes. An unsolicited rating could be assigned at any time, including prior to the closing date, and none of the depositor, the sponsor, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned after the date of this prospectus. NRSROs, including the engaged NRSROs, have different methodologies, criteria, models and requirements. If any non-engaged NRSRO assigns an unsolicited rating on the notes, there can be no assurance that such rating will not be lower than the ratings provided by the engaged NRSRO, which may adversely affect the market value of your Series 20    -   Notes and/or limit your ability to resell your Series 20    -   Notes. In addition, if the sponsor fails to make available to the non-engaged NRSROs any information provided to any engaged NRSRO for the purpose of assigning or monitoring the ratings on the notes, an engaged NRSRO could withdraw its ratings on the notes, which may adversely affect the market value of your Series 20    -   Notes and/or limit your ability to resell your Series 20    -   Notes.

Potential investors in the notes are urged to make their own evaluation of the notes, including the credit enhancement on the notes and the likely repayment of the notes, and not to rely solely on the ratings on the notes.

[We cannot predict the allocation of the principal amount of the Class A Notes.]	[The allocation of the principal amount of the Class A Notes between the Class A-1 Notes and the Class A-2 Notes may not be determined until the day of pricing. A higher allocation to the Floating Rate Notes will correspondingly increase the issuing entity’s exposure to increases in the interest rate payable on the Floating Rate Notes.]

[Retention of any of the notes by the depositor or an affiliate of the depositor could adversely affect the market value of your Series 20 - Notes and/or limit your ability to resell your Series 20 - Notes.]	[Some or all of one or more classes of the notes may be retained by the depositor or conveyed to an affiliate of the depositor. As a result, the market for such a retained class of notes may be less liquid than would otherwise be the case and, if any retained notes are subsequently sold in the secondary market, it could reduce demand for notes of that class already in the market, which could adversely affect the market value of your Series 20 - Notes and/or limit your ability to resell your Series 20 - Notes. Additionally, if any retained notes are subsequently sold in the secondary market, the voting power of the noteholders of the outstanding notes may be diluted.]

The interest rates on the Series 20 - Notes are fixed [(or, for the Class A-2 Notes, based on one-month [LIBOR][SOFR])] and the interest rates on the receivables are based primarily on the prime rate, resulting in basis risk that may increase the risk of loss on your Series 20 - Notes.	The receivables primarily bear interest at a variable rate based on the prime rate, which may be amended or reduced by GM Financial. The Series 20 - Notes bear interest at fixed rates [(or, for the Class A-2 Notes, a variable rate based initially on one-month [LIBOR][SOFR])], and there can be no assurance that the prime rate and one-month [LIBOR][SOFR] will increase or decrease together. If the interest rate on the receivables declines relative to the interest rate on the Series 20 - Notes, interest collections allocated to Series 20 - may be reduced without a corresponding reduction in the amounts payable as interest on the Series 20 - Notes. [The issuing entity is not entering into any interest rate hedge agreements to protect against fluctuations in the interest rate on the receivables.]

[You may suffer a loss due to the floating interest rate on the Floating Rate Notes if interest rates rise because the issuing entity will not enter into interest rate hedges.]	[The receivables owned by the issuing entity primarily bear interest at a variable rate based on the prime rate and the Series 20 - Notes, except the Floating Rate Notes, will bear interest at a fixed rate. The Floating Rate Notes will bear interest at a floating rate based on a benchmark, which will initially be one-month [LIBOR][SOFR], plus a spread. The benchmark may change in certain situations. See “Description of the Notes—Floating Rate Benchmarks” for more information on how [LIBOR][SOFR] is determined and the circumstances under which the benchmark may change. Even though the issuing entity will issue the Floating Rate Notes, it will not enter into any interest rate hedges or other derivatives contracts to mitigate this interest rate risk.

The issuing entity will make interest payments on the Floating Rate Notes out of Series 20 - available interest amounts and not solely from any subset of collections that are dedicated to the Floating Rate Notes. Therefore, an increase in the benchmark would increase the amount due as interest payments on the Floating Rate Notes without any corresponding increase in the amount of interest due on the receivables or any additional source of funds that provide a source of payment for those increased interest payments.

If the floating rate payable by the issuing entity increases to the point at which the amount of interest due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the Series 20 - available interest amounts, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make these payments, you may experience delays or reductions in the interest and principal payments on your Series 20 - Notes.]

[Negative benchmark rates will reduce the rate of interest on the [Class A 2 Notes].]	[The interest rate on the [Class A-2 Notes] will be a floating rate based on a benchmark, which will initially be one-month LIBOR, plus a spread. Changes in the benchmark will affect the interest rate and the amount of interest paid on the [Class A-2 Notes]. If the benchmark decreases below 0.00% for any interest period, the interest rate for that period, including the spread, will be reduced by the amount LIBOR is negative, but not below 0.00%. The benchmark may change in certain situations. See “Description of the Notes—Floating Rate Benchmarks” for more information on how the benchmark is determined and the circumstances under which the benchmark may change.]

[Uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2021 and any change to a benchmark replacement for the Class A-2 Notes may adversely affect the value of the Class A-2 Notes.	Actions by regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined or the establishment of alternative benchmark rates. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. The U.K. Financial Conduct Authority has indicated that it expects that the current panel banks will voluntarily sustain LIBOR until the end of 2021, however there can be no assurance that they will not cease to do so sooner. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative benchmark rates or a change to a benchmark replacement or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. Uncertainty as to the nature of such potential changes, alternative benchmark rates or other reforms may adversely affect the trading market for LIBOR-based securities, including the Class A-2 Notes in the United States, United Kingdom or elsewhere.

The floating rate of interest on the Class A-2 Notes will be based on a benchmark that will initially be one-month LIBOR, plus a spread, although it may be changed following the occurrence of a Benchmark Transition Event. Due to the uncertainty regarding the future of LIBOR, we cannot provide any assurances that this new benchmark will be representative of market interest rates or consistent with previously published one-month LIBOR during the life of the Class A-2 Notes.

If a published LIBOR rate is unavailable at any time prior to the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, the rate of interest on the Class A-2 Notes will be determined using the alternative methods stated in “Description of the Notes—Floating Rate Benchmarks—Determination of LIBOR.” These alternative methods may result in lower interest payments than would have been made if LIBOR were available in its current form. The alternative methods may also be subject to factors that make LIBOR impossible or impracticable to determine. If a published LIBOR rate is unavailable and banks are unwilling to provide quotations, the rate of interest on the Class A-2 Notes for a determination date will be the same as on the preceding determination date, and such rate could remain the rate of interest on the Class A-2 Notes for the remaining life of the Class A-2 Notes.

As described under “Description of the Notes—Floating Rate Benchmarks—Benchmark Transition Event,” one-month LIBOR will be replaced as the benchmark for the [Class A-2 Notes] following the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date. The benchmark transition events generally include the making of public statements or publication of information by the administrator of the benchmark, its regulatory supervisor or certain other governmental authorities that the benchmark will no longer be provided or is no longer representative of underlying market or economic reality. However, we cannot provide any assurances that these events will be sufficient to trigger a change in the benchmark at all times when the then-current benchmark is no longer representative of market interest rates, or that these events will align with similar events in the market generally or in other parts of the financial markets, such as the derivatives market.

Further, as described under “Description of the Notes —Floating Rate Benchmarks—Benchmark Transition Event,” the benchmark replacement will depend on the availability of various alternative benchmarks, the first of which is term SOFR, the second of which is compounded SOFR and the last two of which are not currently specified. The Secured Overnight Financing Rate, or SOFR, was selected by the Alternative Reference Rates Committee, or ARRC, of the Federal Reserve Bank of New York, or the FRBNY, as the replacement for LIBOR. However, because SOFR is a secured, risk-free rate, while LIBOR is an unsecured rate reflecting counterparty risk, SOFR is not representative of LIBOR.

The FRBNY started publishing SOFR in April 2018. The FRBNY has also started publishing historical indicative SOFR dating back to 2014, although such historical indicative data inherently involve assumptions, estimates and approximations. Since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in comparable benchmark or market rates, and SOFR over the term of the Floating Rate Notes may bear little or no relation to the historical actual or historical indicative data.

Moreover, one-month LIBOR is a forward-looking term rate. Term SOFR, which is expected to be a similar forward-looking term rate which will be based on SOFR, is the first alternative among the several benchmark replacements, but is currently being developed under the sponsorship of the FRBNY, and we cannot provide any assurances that the development of term SOFR will be completed. If term SOFR is not available as of the Benchmark Replacement Date, the next available benchmark replacement is compounded SOFR. Compounded SOFR is a backward-looking rate generally calculated using actual rates during the interest period, and may be even less representative of one-month LIBOR. Finally, if a benchmark replacement other than term SOFR is chosen because term SOFR is not initially available, term SOFR will become the benchmark replacement if it later becomes available, which could lead to further volatility in the interest rate on the [Class A-2 Notes].

In order to compensate for these differences in the benchmark, a benchmark replacement adjustment will be included in any benchmark replacement. However, we cannot provide any assurances that any benchmark replacement adjustment will be sufficient to produce the economic equivalent of the then-current benchmark, either at the Benchmark Replacement Date or over the life of the [Class A-2 Notes]. As a result of each of the foregoing factors, we cannot provide any assurances that the characteristics of any benchmark replacement will be similar to the then-current benchmark that it is replacing, or that any benchmark replacement will produce the economic equivalent of the then-current benchmark that it is replacing.

It is anticipated that the replacement of the benchmark will not be a taxable event under current law for noteholders of the Floating Rate Notes, because the benchmark replacement will replace the then-current benchmark by operation of the terms of the Floating Rate Notes and all requisite decisions will be made unilaterally by the issuing entity. However, we cannot provide any assurances that the IRS will treat the replacement of the benchmark as a taxable event under current law. Recently issued proposed Treasury regulations provide additional guidance on the tax treatment of a replacement of the benchmark. Pursuant to the proposed Treasury regulations, an alteration of the terms of the Floating Rate Notes to replace the then-current benchmark with a “qualified rate” would not be treated as a modification and therefore would not result in a taxable exchange for noteholders of the Floating Rate Notes. Many of the benchmark replacements that could be obtained through the benchmark replacement process will likely result in a benchmark replacement that will meet the definition of a qualified rate. However, we cannot provide any assurances that any benchmark replacement will be a qualified rate under the proposed Treasury regulations. For more information about the tax treatment of the notes due to a Benchmark Transition Event, you should read “Material U.S. Federal Income Tax Consequences—Tax Characterization and Treatment of the Notes—Benchmark Transition Event.”

Finally, the servicer will have discretion in certain elements of the benchmark replacement process, including determining if a Benchmark Transition Event and its related Benchmark Replacement Date has occurred, determining which benchmark replacement is available and, if term SOFR or compounded SOFR is not available, selecting a benchmark replacement, determining the benchmark replacement adjustment and making benchmark replacement conforming changes. The noteholders will not have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations. See “Description of the Notes—Floating Rate Benchmarks—Benchmark Transition Event” for more information about the benchmark for the Floating Rate Notes and the replacement of the benchmark.]

[SOFR is a relatively new market index and the performance of the Floating Rate Notes indexed to SOFR may be different from the performance of similar securities linked to indices that have historically been more widely used.[2]

SOFR is a relatively new interest rate index that may not become widely established in the market and could eventually be eliminated. Further, the method for determining SOFR, including any market accepted adjustments, may change over time.

SOFR is published by the FRBNY and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. The Federal Reserve reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral Treasury repurchase agreement transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation, or “FICC”, a subsidiary of Depository Trust and Clearing Corporation, or “DTCC.” SOFR is filtered by the Federal Reserve to remove a portion of the foregoing transactions considered to be “specials.”

[2]	[Note: This risk factor is intended for use in connection with Floating Rate Notes indexed to SOFR at issuance.]

The Federal Reserve reports that SOFR is calculated as a volume-weighted median of transaction-level triparty repo data collected from The Bank of New York Mellon as well as General Collateral Finance repurchase agreement transaction data and data on bilateral Treasury repurchase transactions cleared through the FICC’s delivery-versus-payment service. The Federal Reserve notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC. SOFR is published by the FRBNY based on data received from sources outside of the control or direction of GM Financial, and GM Financial has no control over its determination, calculation or publication. The activities of the FRBNY may directly affect prevailing rates of SOFR in ways we are unable to predict. In particular, the FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. The Federal Reserve notes on its publication page for SOFR that use of SOFR is subject to important limitations and disclaimers, including that the Federal Reserve may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

Because SOFR is published by the Federal Reserve based on data received from other sources, GM Financial has no control over its determination, calculation or publication. There can be no guarantee that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the certificates. If the manner in which SOFR is calculated is changed, that change may result in a reduction of the amount of interest payable on Floating Rate Notes indexed to SOFR and the trading prices of such Floating Rate Notes.

The Federal Reserve began to publish SOFR in April 2018 and publishes historical indicative SOFR going back to 2014. In addition, the Federal Reserve began to publish 30-, 90- and 180-day averages of SOFR in March 2020. Investors should not rely on any historical changes or trends in SOFR as an indicator of future changes or trends. As an overnight lending rate, SOFR may be subject to higher levels of volatility relative to other interest rate benchmarks. Also, since SOFR is a relatively new market index, Floating Rate Notes indexed to SOFR will likely have no established trading market when issued, and an established trading market may not develop or may not provide significant liquidity. Market terms for securities indexed to SOFR, such as the spread over the index reflected in interest rate provisions, may evolve over time, and trading prices of Floating Rate Notes indexed to SOFR may be lower than those of SOFR-indexed notes subsequently issued by the issuing entity. Similarly, if SOFR does not become widely adopted in the related market, the trading prices of Floating Rate Notes indexed to SOFR may be lower than those of similar securities linked to indices that are more widely used. Investors in Floating Rate Notes indexed to SOFR may be unable to sell their notes or sell them at prices that provide yields comparable to those of similar investments with a more developed secondary market, and may consequently experience increased pricing volatility and market risk.

As noted above, the FRBNY began to publish compounded averages of SOFR in March 2020. These averages are used to determine compounded SOFR. Term SOFR is currently in development and no assurance can be provided whether or when it will become available. It is possible that the market for certificates based on compounded SOFR or term SOFR will be limited. As a result, investors should consider whether any future reliance on compounded SOFR or term SOFR may adversely affect the yields and market values of Floating Rate Notes indexed to SOFR due to potentially limited liquidity and resulting constraints on available hedging and financing alternatives. Subject to operational, administrative and technical feasibility as determined by the servicer in its discretion, term SOFR will become the benchmark for SOFR-indexed certificates if it later becomes available, which could lead to volatility in the interest rates of the related Floating Rate Notes. Additionally, we cannot anticipate how long it will take the servicer to develop the systems and procedures necessary to adopt term SOFR, which may delay and contribute to uncertainty and volatility surrounding any transition for the related Floating Rate Notes from compounded to term SOFR. The servicer may, from time to time, make benchmark replacement conforming changes, which could affect the methodology used to determine SOFR. We can provide no assurance that the methodology for calculating compounded SOFR, or, if later adopted, term SOFR, will not be adjusted as described after the issuance of Floating Rate Notes indexed to SOFR or, if so adjusted, that such certificates will yield the same or similar economic results relative to the results that would have occurred absent such adjustment or that the market values of such Floating Rate Notes will not decrease due to any such adjustment.

Finally, the servicer will have discretion in certain elements of the benchmark replacement process, including determining if a Benchmark Transition Event and its related Benchmark Replacement Date has occurred, determining which benchmark replacement is available and, if a specified benchmark replacement is not available, selecting a benchmark replacement, determining the benchmark replacement adjustment and making benchmark replacement conforming changes. The noteholders will not have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations. See “Description of the Notes—Floating Rate Benchmarks—Benchmark Transition Event” for more information about the benchmark for the Floating Rate Notes and the replacement of the benchmark.]

Risks Related to the Characteristics of the Receivables
Receivables may be uncollectible due to superior interests.	GM Financial, the depositor and the issuing entity will file UCC financing statements to perfect, respectively, the interests of the depositor, the issuing entity and the indenture trustee in the receivables. However, GM Financial will serve as the custodian of the receivables and will not physically segregate or mark the receivables to indicate that the receivables have been sold to the depositor and then transferred to the issuing entity and pledged to the indenture trustee.

The receivables are “instruments,” “chattel paper,” “accounts,” “general intangibles” or “payment intangibles” under the Uniform Commercial Code. If the receivables are “chattel paper” under the Uniform Commercial Code and if another party purchases or takes a security interest in any of the receivables for value and obtains possession or control of those receivables in good faith, in the ordinary course of business, and without knowledge that the purchase or security interest violates the rights of the depositor, the issuing entity, or the indenture trustee, that purchaser or secured party will acquire an interest in the receivables that is superior to the interests of the depositor, the issuing entity and the indenture trustee. The issuing entity and the indenture trustee will not be able to collect on a receivable if there is a superior interest in that receivable in favor of another party, and as a result, you could suffer a loss on your investment.

Payments to you also could be delayed or reduced if the interest of the depositor, the issuing entity or the indenture trustee does not remain perfected or if a government lien or other interest were found to have priority over those of the depositor, the issuing entity or the indenture trustee.

If a bankruptcy trustee were appointed for GM Financial, the depositor or the issuing entity, and if the administrative expenses of the bankruptcy trustee were found to relate to the receivables or the transaction documents, those expenses could be paid from collections on the receivables before the indenture trustee receives any payments, which could result in losses on your investment.

Loss of security interest in the underlying vehicle could result in losses on your Series 20 - Notes.	The assets of the issuing entity include an assignment of GM Financial’s security interests in the underlying vehicles securing the receivables. Under applicable state laws, a security interest in the motor vehicle inventory of a dealer may be perfected by filing a financing statement under the Uniform Commercial Code. GM Financial will undertake to perform all actions necessary under applicable state laws to perfect the security interests in the vehicles. However, at the time that a dealer sells or leases a vehicle, the issuing entity’s security interest in the vehicle generally will terminate. Consequently, if a dealer sells or leases a vehicle and subsequently defaults in repaying the amount owed on the related receivable, the issuing entity will not have any recourse to the vehicle and you could suffer a loss on your Series 20 - Notes.

Furthermore, GM Financial does not always obtain a deposit account control agreement when it enters into a floorplan financing agreement with a dealer. In the instances where GM Financial does not obtain such an agreement, GM Financial will not have a perfected security interest in the cash proceeds that the related dealer receives from the sale or lease of the financed vehicles when those proceeds are deposited into the dealer’s bank account.

Other security interests in the collateral securing the Series 20 - Notes could result in reduced, accelerated or delayed payments on your Series 20 - Notes.	In addition to an assignment of first priority perfected security interests in the vehicles financed by the sponsor, the assets of the issuing entity also include an assignment of security interests in both vehicles not financed by the sponsor and certain non-vehicle collateral, which also secure the receivables. Certain other creditors of the dealers may have security interests in or claims on the dealers’ vehicle and non-vehicle collateral securing their payment obligations. All of the security interests of other creditors in the vehicles financed by the sponsor will be junior to the security interests of the issuing entity in those vehicles. However, the security interests of the issuing entity in the vehicles not financed by the sponsor and in the non-vehicle collateral securing the receivables may be junior to the security interests granted in favor of other lenders to, or creditors of, the dealers in such collateral. Accordingly, any collateral other than vehicles financed by the sponsor (or proceeds thereof) may not be freely available for liquidation to repay your Series 20 - Notes.

Furthermore, any other lender or creditor having any security interests in or claims on the vehicle and non-vehicle collateral securing the receivables, whether or not financed by the sponsor, may be able to repossess such collateral at times or under circumstances that the servicer might believe to be disadvantageous or inopportune. A repossession may result in liquidation of the collateral and recognition of a loss in respect of the receivable, and receipt of collections in respect of amounts due or overdue on the receivable earlier or later than expected. This action and collections may result in payment on your Series 20 - Notes occurring earlier or later than you expected, and the realization of reduced collections and resulting losses on your Series 20 - Notes.

A decrease in the dealer payment rate could result in accelerated, reduced or delayed payments on your Series 20 - Notes.	The payment of principal of your Series 20 - Notes will depend primarily on dealer payments of receivables. Dealers are generally required to pay a receivable within a specified time period following the sale or lease of the related financed vehicle. The timing of these sales and leases is uncertain, and there can be no assurance that any particular pattern of dealer payments will occur. The actual amount of principal collections will depend on such factors as the rate of payment and the rate of default by dealers. Any significant decline in the dealer payment rate on the receivables during the accumulation period or an early amortization period for Series 20 - could result in reduced or delayed payments on your Series 20 - Notes. Alternatively, if the average monthly payment rate for three consecutive collection periods is less than %, then an early amortization event will occur, which would result in accelerated payments on your Series 20 - Notes.

An increase in the dealer payment rate and/or a decrease in the origination of new receivables could result in accelerated payments on your Series 20 - Notes.	If the dealer payment rate during the revolving period significantly exceeds the rate at which new receivables are originated — which could occur as a result of an increase in the rate of sales or leases of financed vehicles, including increases resulting from GM-sponsored incentive programs or government actions that encourage consumers to purchase or lease vehicles, or a decrease in the origination of new receivables, or both — principal collections otherwise payable to the holder of the transferor interest may instead be accumulated in the excess funding account in order to maintain the adjusted pool balance at a specified level. However, if the amount in the excess funding account exceeds % of the sum of the invested amounts of all series issued by the issuing entity for three consecutive determination dates, an early amortization event will occur, which could result in accelerated payments on your Series 20 - Notes.

Geographic concentrations of the dealers from which the receivables are originated may increase the risk of loss on your Series 20 - Notes.	Adverse economic conditions or other factors, including natural disasters and public health emergencies, affecting any state or region could result in reductions and delays in payments on the receivables relating to dealers located in those states or regions. As of the statistical calculation date, approximately %, % and % of the pool balance (net of the cash management account balance) related to dealers located in , and , respectively. No other state accounts for more than 5.0% of the receivables as of the statistical calculation date.

Dealer concentrations may result in larger losses from a group of affiliated dealers.	As of the statistical calculation date, GM Financial provided wholesale or floorplan financing to dealers, including groups of affiliated dealers, the accounts of which have been designated to the issuing entity. Groups of affiliated dealers may have one or more accounts. The 5 largest dealer groups or individual dealers accounted for approximately % of the pool balance (net of the cash management account balance) as of the statistical calculation date. A default by one or more groups of affiliated dealers may result in delays or reductions in payments on your Series 20 - Notes and you may suffer a loss.

Information presented regarding the characteristics of the receivables existing as of the statistical calculation date is expected to differ from the characteristics of the receivables as of the cutoff date and as of the closing date.	This prospectus describes the characteristics of the receivables owned by the issuing entity as of the statistical calculation date. The receivables owned by the issuing entity on the closing date are expected to have characteristics that differ somewhat from the characteristics of the receivables existing as of the statistical calculation date due to paydowns or new purchases of receivables. We do not expect the characteristics of the receivables owned by.

the issuing entity on the cutoff date or the closing date to differ materially from the characteristics of the receivables as described in this prospectus as of the statistical calculation date, and each receivable must satisfy the eligibility criteria specified in the transaction documents at the time of its transfer to the issuing entity or, if it does not satisfy such criteria, the Series 20 - overcollateralization amount will be adjusted as described in this prospectus under “Deposit and Application of Funds—Series 20 - Overcollateralization Amount” and the definition of “Incremental Overcollateralization Amount” set forth in this prospectus under “Glossary”. You should not assume that the characteristics of the receivables owned by the issuing entity on the cutoff date, on the closing date or on any date thereafter will be identical to the characteristics of the receivables existing as of the statistical calculation date as described herein.
[Risks Related to the Interest Rate Hedging Transaction]
[Payments on the notes may be affected by matters relating to the hedge agreement.]

[The issuing entity will enter into an interest rate hedge transaction under either an interest rate swap transaction or an interest rate cap transaction because the receivables owned by the issuing entity primarily bear interest at a variable rate based on the prime rate while the [Class A-2 Notes] will bear interest at a floating rate based initially on LIBOR. The benchmark may change in certain situations. See “Description of the Notes—Floating Rate Benchmarks” for more information on how LIBOR is determined and the circumstances under which the benchmark may change.

An additional source of funds may be necessary to ensure that all payments are made on the notes during periods when the floating rate of interest on the [Class A-2 Notes] has risen. The issuing entity may use payments made by the hedge counterparty to make required payments on each distribution date.

During those periods in which the rate payable by the hedge counterparty is substantially greater than the rates payable by the issuing entity under the interest rate swap transactions, if any, or the strike rate under the interest rate cap transactions, if any, the issuing entity will be more dependent on receiving payments from the hedge counterparty in order to make interest payments on the notes without using amounts that would otherwise be paid as principal on the notes. If the hedge counterparty fails to pay any required payment and collections on the receivables and other assets on deposit in the reserve account are insufficient to make payments of interest on the notes, you may experience delays and/or reductions in the interest and principal payments on your Series 20    -   Notes.

During those periods in which the rates payable by the hedge counterparty under any interest rate swap transaction are less than the rates payable by the issuing entity under the interest rate swap transaction, the issuing entity will be obligated to make a net swap payment to the hedge counterparty. The issuing entity’s obligation to pay a net swap payment to the hedge counterparty is secured by the trust property.

If any interest rate swap transactions are entered into by the issuing entity, the hedge counterparty’s claim for net swap payments will be higher in priority than all payments on the notes. If a net swap payment is due to the hedge counterparty on a distribution date and there are insufficient collections on the receivables and insufficient funds on deposit in the reserve account to make payments of interest and principal on the notes, you may experience delays and/or reductions in the interest and principal payments on your Series 20    -   Notes.

The hedge transactions generally may not be terminated except upon, among other things, failure of either party to the hedge transactions to make payments when due, insolvency of either party to the hedge transactions, illegality, the exercise of certain rights under the Indenture, the issuing entity amends the transaction documents without the consent of the hedge counterparty if such consent is required, or failure of the hedge counterparty to post collateral, assign the swap agreement to an eligible counterparty or take other remedial action if the hedge counterparty’s credit ratings drop below the levels required by the hedge agreement. Depending on the timing of and reason for the termination, a termination payment may be due to the issuing entity or to the hedge counterparty. Any such termination payment could, if market interest rates and other conditions have changed materially, be substantial.

If the hedge counterparty fails to make a termination payment owed to the issuing entity under any hedge transaction, the issuing entity may not have sufficient funds available to enter into a replacement hedge transaction. If this occurs, the amount available to pay principal and interest on the notes will be reduced to the extent the interest rate on the Class A-2 Notes exceeds the fixed rate the issuing entity would have been required to pay the hedge counterparty under the hedge transaction.

If the hedge transaction is terminated and no replacement hedge transaction is entered into and collections on the receivables and funds on deposit in the reserve account are insufficient to make payments of interest and principal on your Series 20    -   Notes, you may experience delays and/or reductions in the interest and principal payments on your Series 20    -   Notes.]

Risks Related to Certain Transaction Parties and Their Obligations under the Transaction Documents
Competition in the automobile industry may result in a decline in GM Financial’s ability to generate new receivables, resulting in the payment of principal to you earlier or later than expected or in reduced amounts.	The issuing entity depends on GM Financial for the generation of new receivables. The ability of GM Financial to generate receivables, in turn, depends to a large extent on the sale and lease of cars, light trucks and utility vehicles manufactured by General Motors, or GM. There is no assurance that GM Financial will generate receivables at any particular rate. The following events could result in a reduction in the ability of GM Financial to generate receivables:

• A decline in the manufacture and sale of new and used cars, trucks and utility vehicles due to an economic downturn or other factors.

•  The reduction of production by GM and its affiliates and by other motor vehicle manufacturers due to labor or supply disruptions, price increases, competitive pressures, recalls, natural disasters or other product problems.

• Changes in motor vehicle distribution, marketing or inventory management practices.

• Competition from banks and other financing sources available to dealers.

• Changes in the terms of the floorplan financing agreements (including interest rates).

• The failure of GM Financial and/or the dealer to perform under the floorplan financing agreements.

• Termination of certain dealer incentive programs offered in connection with floorplan financing arrangements.

• Dealers becoming insolvent or filing for bankruptcy.

• Seasonal fluctuations in the sale and leasing of motor vehicles.

If the rate at which financed vehicles are sold declines significantly, new receivables may be generated more slowly and outstanding receivables may be repaid more slowly. If the former occurs, an early amortization event may occur resulting in repayment of all or a portion of your Series 20 - Notes before the related expected final distribution date. If the latter occurs, you might receive principal more slowly than planned.

Termination of dealer loans or incentive programs by GM Financial or manufacturers and distributors may result in a decline in GM Financial’s ability to generate new receivables, resulting in the payment of principal to you earlier than expected.	GM Financial currently offers to certain dealers working capital and other loans and may periodically offer incentives for each retail automobile sales contract or lease that the dealer sells to it. Similarly, dealers may receive support from programs offered by the manufacturers and distributors of their vehicles. If GM Financial were to become unable to extend, or were to elect to terminate, its loans or incentive programs, or if the manufacturers and distributors were to terminate their support programs, new receivables may be generated more slowly and an early amortization event may occur, resulting in repayment of all or a portion of your Series 20 - Notes before the related expected final distribution date. At present, neither GM Financial nor any of its subsidiaries provides repurchase protection to any dealer.

The termination of dealer financial assistance or failure to honor repurchase obligations by GM could result in losses on your Series 20 - Notes.	GM has on occasion in the past provided discretionary financial assistance to dealers and limited commitments to repurchase vehicles and parts in the dealer’s inventory upon termination of a dealer franchise. This financial assistance includes incentive programs, marketing support programs, interest reimbursement programs and repurchase of new, current model year vehicles in the dealer’s inventory upon the termination of a dealership. Additionally, in limited circumstances GM Financial may provide extended payment plan arrangements to dealers. If GM or GM Financial, as applicable, were unable to provide, or elected to terminate, this financial assistance or failed to honor its repurchase commitment for any reason, losses on the receivables could increase and you could incur losses on your Series 2 - Notes.

Adverse events with respect to GM Financial, its affiliates or third-party service providers to whom GM Financial outsources its activities may affect the timing of payments on your Series 20 - Notes or have other adverse effects on your Series 20 - Notes.	Adverse events with respect to GM Financial or its affiliates to whom GM Financial outsources its activities may result in servicing disruptions or reduce the market value of your Series 20 - Notes. GM Financial currently outsources some of its activities as servicer to third-party service providers. In the event of a termination and replacement of GM Financial as the servicer, there may be some disruption of the collection activity with respect to receivables and therefore delinquencies and credit losses could increase. GM Financial is required to repurchase certain receivables that do not comply with representations and warranties made by it in the Receivables Purchase Agreement, and in its capacity as servicer, it will be required to purchase receivables if it breaches certain of its servicing obligations with respect to those receivables. If GM Financial becomes unable to repurchase any such receivables, and make the related payment to the issuing entity, investors could suffer losses.

In addition, adverse corporate developments with respect to servicers of asset-backed securities or their affiliates have in some cases resulted in a reduction in the market value of the related asset-backed securities. For example, GM Financial is an indirect wholly-owned subsidiary of GM. Although GM is not guaranteeing the obligations of the issuing entity for any series of notes, if GM ceased to manufacture vehicles or if GM faced financial or operational difficulties, such events may reduce the market value of GM vehicles. Any reduction in the market value of GM vehicles may result in less proceeds being realized through any repossession and disposition of those vehicles and as a result, reduce amounts available to pay the Series 20 - Notes and perhaps result in a loss on your Series 20 - Notes.

Insolvency of GM Financial may cause your payments to be reduced or delayed.	In some circumstances, an insolvency of GM Financial may reduce payments to you. A court in a bankruptcy proceeding could conclude that GM Financial effectively still owns the receivables because the sale of the receivables by GM Financial to the depositor and by the depositor to the issuing entity, were not “true sales” or that the assets and liabilities of the depositor and/or the issuing entity should be consolidated with those of GM Financial for bankruptcy purposes. If a court were to reach either of these conclusions, payments on your Series 20 - Notes could be reduced or delayed due to:

•  the “automatic stay” provision of the U.S. federal bankruptcy laws, which prevents secured creditors from exercising remedies against a debtor in bankruptcy without permission from the bankruptcy court, and other provisions of the U.S. federal bankruptcy laws that permit substitution of collateral in limited circumstances;

•  tax or government liens on GM Financial’s property that arose prior to the transfer of the receivables to the issuing entity having a claim on collections that are senior to your Series 20    -   Notes; or

• the issuing entity not having a perfected security interest in the receivables or any cash collections held by GM Financial at the time the bankruptcy proceeding begins.

In addition, the transfer of the receivables by the depositor to the issuing entity, although structured as a sale, may be viewed as a financing because the depositor retains the transferor interest, which is the residual interest in the issuing entity. If a court were to conclude that such transfer was not a sale or the depositor was consolidated with GM Financial in the event of GM Financial’s bankruptcy, the Series 20 - Notes would benefit from a security interest in the receivables but the receivables would be owned by GM Financial and payments could be delayed, collateral substituted or other remedies imposed by the bankruptcy court that could cause losses or delays in payments on your Series 20 - Notes.

Commingling of collections with the sponsor’s corporate funds may result in reduced or delayed payments to you.	While the sponsor is the servicer, collections remitted directly to the sponsor and held by the sponsor prior to deposit in the collection account as required by the transaction documents may be commingled with the sponsor’s corporate funds prior to each distribution date.

If bankruptcy proceedings are commenced with respect to the sponsor while acting as servicer, the issuing entity or the indenture trustee may not have a perfected security interest in those collections and any funds then held by the servicer may be unavailable to noteholders.

Noteholders have no recourse against the sponsor for losses.	The depositor, the issuing entity and the noteholders will have no recourse against the sponsor other than (i) for breaches of certain representations and warranties with respect to the receivables, and (ii) for certain breaches of the sponsor’s obligations as servicer under the transaction documents. The Series 20 - Notes represent obligations solely of the issuing entity. No Series 20 - Notes will be guaranteed, in whole or in part, by the sponsor, the servicer, the administrator, the owner trustee or the indenture trustee or any other party. Consequently, if payments on the receivables and, to the extent available, any credit enhancement are insufficient to pay the Series 20 - Notes in full, you will have no rights to obtain payment from the sponsor.

Transfer of servicing may delay payments to you.	The transaction documents contain provisions that could result in the termination of the sponsor’s servicing rights. If the sponsor were to cease servicing the receivables, delays in processing payments on the receivables and information regarding collections could occur. This could delay payments to you. There is no guarantee that a replacement servicer would be able to service the receivables with the same capability and degree of skill as the sponsor.

Inability of the sponsor to remove receivables which breach a representation or warranty may cause your payments to be reduced or delayed.	The sponsor will make certain representations and warranties about the receivables that are sold to the issuing entity and, in its capacity as servicer, will make certain covenants regarding its servicing of the receivables. If any of those representations and warranties or covenants are breached and the breach has a material adverse effect on the affected receivables and is not cured in the manner described in the related transaction documents, the transaction documents require the sponsor to pay a repurchase price for the affected receivables and to remove those receivables from the receivables pool. If the sponsor is unable to pay the repurchase price to remove receivables and no other party is obligated to perform or satisfy these obligations, you may experience delays in receiving payments and suffer losses on your investment in the Series 20 - Notes.

Additional assets of the issuing entity may decrease the credit quality of the assets securing the repayment of your Series 20 - Notes, resulting in reduced, accelerated or delayed payments on your Series 20 - Notes.	The depositor expects that it will periodically transfer to the issuing entity receivables arising in connection with additional designated accounts and may, at times, be obligated to transfer receivables arising in connection with additional designated accounts to the issuing entity. While each additional designated account must be an eligible account at the time of its designation, additional designated accounts may not be of the same credit quality as the accounts already designated for the issuing entity. For example, additional designated accounts may have been originated by GM Financial using credit criteria different from those applied by it to the initial accounts designated for the issuing entity. Consequently, there is no assurance that future additional designated accounts will have the same credit quality as those currently designated for the issuing entity. If additional designated accounts for the issuing entity reduce the credit quality of the assets of the issuing entity, it will increase the likelihood that payments on your Series 20 - Notes will be reduced or will be received earlier or later than the expected final distribution date.

Issuance of additional series of notes by the issuing entity could affect the timing and amounts of the payments on your Series 20 - Notes.	The issuing entity is a master owner trust. Consequently, the issuing entity may issue additional series of notes from time to time. The issuing entity may issue series with terms that are different from your series (including, without limitation, different events of default and different early amortization events) without your prior review or consent. The terms of a new series could affect the timing and amounts of payments on any other outstanding series. In addition, some actions require the consent of a majority of the noteholders of all outstanding series. The interests of the holders of any new series of notes issued by the issuing entity could be different from your interests. Your series of notes and one or more other series may amortize or accumulate principal at the same time, which may reduce the amount of funds available to pay principal of and interest on your Series 20 - Notes. For more details about the issuance of new series, see “Description of the Notes — New Issuances.”
Risks Related to the General Economic Environment
[Coronavirus or other public health emergencies may impact the financial markets and adversely affect the market value of your Series 20 - Notes and/or limit your ability to resell your Series 20 - Notes.]

[The ongoing coronavirus pandemic, or COVID-19, has resulted in a widespread health crisis that has adversely affected businesses, economies and financial markets worldwide, placed constraints on the operations of businesses, decreased consumer mobility and activity, led to high levels of unemployment in the United States and caused significant economic volatility in the United States and international capital markets. GM Financial’s business has been affected in various ways, as discussed below, including in its operations, and GM Financial cannot predict the length and severity of the COVID-19 pandemic or its effects on GM Financial. The United States has recently experienced a resurgence of COVID-19 cases in multiple states, which, if such resurgence continues, could exacerbate the risks discussed below.

Among other things, the COVID-19 pandemic has resulted in the closure of many businesses and significant increases in unemployment in the United States. As a result of the foregoing, dealers’ ability to sell or lease the vehicles financed by the receivables could be adversely affected, which may result in significant delinquencies and losses on the receivables securing your notes and result in reduced cashflows or losses on your notes.

If the COVID-19 pandemic and government measures intended to slow the spread of COVID-19 result in significant changes in General Motors Company’s, or General Motors’, liquidity, capital position and access to the capital markets, or the production or sales of General Motors vehicles to GM franchised dealers, the impact of such measures could be significantly adverse to the GM Financial’s business, financial condition, liquidity, and results of operations.

GM Financial has enacted necessary health and safety measures that allow substantially all of its employees to work remotely. An extended period of remote work arrangements could introduce operational risk, including cybersecurity risks. GM Financial also utilizes third party vendors for certain business activities. While GM Financial closely monitors the business continuity activities of these third parties, successful implementation and execution of their business continuity strategies are largely outside of GM Financial’s control. If any transaction party is unable to adequately perform their obligations under the transaction documents due to a remote working environment, this will likely adversely impact the performance of the receivables securing your notes and the timing and amount of distributions on the Series 20    -   Notes.

The COVID-19 pandemic has also adversely affected secondary market liquidity for asset-backed securities such as the Series 20    -   Notes, so there can be no assurance that you will be able to sell your notes at favorable prices or at all.

The extent to which the COVID-19 pandemic impacts the notes will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 pandemic and its recent resurgence and the actions taken to contain it or treat its impact. GM Financial cannot predict how legal and regulatory responses to the pandemic and related economic problems will affect its business or that of General Motors.

All of the foregoing could have a negative impact on the performance of the receivable pool securing your Series 20    -   Notes and, as a result, you may experience delays in payments or losses on your Series 20    -   Notes.

For more information about the effects that the COVID-19 pandemic, a global economic downturn or other financial market disruptions may have on your Series 20    -   Notes, you should read “— Economic, market and social factors could lead to slower sales or leasing of vehicles, which could result in accelerated, reduced or delayed payments on your Series 20    -   Notes” and “The Sponsor’s Dealer Floorplan Financing Program—Material Developments to the Sponsor’s Dealer Floorplan Financing Program.”]

Economic, market and social factors could lead to slower sales or leasing of vehicles, which could result in accelerated, reduced or delayed payments on your Series 20 - Notes.	Payment of the receivables depends primarily on the rate at which financed vehicles are sold or leased by the dealers. The rate at which financed vehicles are sold or leased may change because of a variety of economic, market and social factors. Economic factors include interest rates, unemployment levels, the rate of inflation, the price of gasoline, the price of commodities used in the production of vehicles and consumer perception of general economic conditions. The United States is currently experiencing an economic downturn of unknown severity and duration. The COVID-19 pandemic and related disruptions in economic activities have led to a significant increase in unemployment beginning in March 2020, which is expected to continue. It is uncertain as to how high unemployment levels could rise or how long periods of high unemployment could last. The COVID-19 pandemic and related disruptions in economic activities have led to a significant increase in unemployment beginning in March 2020, which is expected to continue. It is uncertain as to how high unemployment levels could rise or how long periods of high unemployment could last. GM’s use of incentive programs, including manufacturers’ rebate programs and low-interest rate and zero-interest rate financing, may also affect the rate at which financed vehicles are sold or leased and are available at the discretion of GM. Various market factors, including the introduction or increased promotion by other manufacturers of competitive models offering perceived advantages in performance, reliability, fuel economy or other factors, may reduce the rate at which GM vehicles are sold or leased. Social factors include consumer perception of GM-branded products in the marketplace, changes in consumer demand for certain vehicle segments, consumer demand for vehicles generally and government actions, including actions that encourage consumers to purchase or lease certain types of vehicles.

We cannot predict whether or to what extent economic, market or social factors will affect the rate at which financed vehicles are sold or leased. A prolonged decline in the rate at which financed vehicles are sold or leased could result in accelerated, reduced or delayed payments on your Series 20 - Notes. In addition, because a pandemic such as the COVID-19 pandemic has not occurred in recent years, historical loss experience is likely to not accurately predict the performance of the issuing entity’s receivables pool. Investors should expect increased losses on the receivable pool.

You may not be able to sell your Series 20 - Notes, and may have to hold your Series 20 - Notes to maturity even though you may want to sell.	A secondary market for your Series 20 - Notes may not be available. If it is available, it may not provide you with sufficient liquidity of investment or continue for the life of these notes. The underwriters may establish a secondary market in the notes, although no underwriter will be obligated to do so. The notes are not expected to be listed on any securities exchange or quoted in the automated quotation system of a registered securities association.

[No party to the securitization transaction described in this prospectus is required, or intends, to retain an economic interest in such transaction, or to take any other action with regard to such transaction, in a manner prescribed or contemplated by the risk retention or due diligence rules (or any related requirements) in the European Economic Area, and any retention pursuant to Regulation RR has not been structured with the objective of ensuring compliance by any noteholder or any other person with any such rules and requirements. Consequently, the notes may not be a suitable investment for any person required to comply with any such rules and requirements in respect of any investment in the notes. This may have a negative impact on the value of the notes and reduce the liquidity in the secondary trading market.]

Issuance of the notes in book-entry form may also reduce the liquidity in the secondary trading market, since some investors may be unwilling to purchase notes for which they cannot obtain definitive physical securities.

The secondary market for asset-backed securities has experienced and may continue to experience reduced liquidity. Any period of illiquidity[, including the current period caused by the COVID-19 pandemic,] may continue, and even worsen, and may adversely affect the market value of your notes. As a result, you may be unable to sell your notes when you want to do so or obtain the price that you wish to receive for your notes or you may suffer a loss on your investment.

Risks Related to Legal and Regulatory Matters that Impact the Transaction

[Disclosures regarding material legal proceedings]	[Insert disclosure regarding any material legal proceedings pending against the sponsor and servicer, or know to be contemplated by governmental authorities, in accordance with Regulation AB Item 1117.]

The regulatory environment in which the consumer finance industry operates could have a material adverse effect on the sponsor’s business and operating results.	The sponsor is subject to a wide variety of laws and regulations in the jurisdictions where it operates, including supervision and licensing by numerous governmental entities. These laws and regulations can create significant constraints on the sponsor’s operations and result in significant costs related to compliance. Failure to comply with these laws and regulations could impair the ability of the sponsor to continue operating and result in substantial civil and criminal penalties, monetary damages, attorneys’ fees and costs, possible revocation of licenses, and damage to reputation, brand and valued customer relationships.

[The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, imposes significant regulatory oversight on the financial industry and grants the Bureau of Consumer Financial Protection, or the BCFP, extensive rulemaking and enforcement authority, all of which may substantially impact the sponsor’s operations. As a “larger participant” in the automobile finance market, the sponsor is subject to possible comprehensive and rigorous on-site examinations by the BCFP. Any violations of law or unfair lending practices found during these examinations could result in enforcement actions, fines, and mandated process, procedure or product-related changes or consumer refunds.]

[On March 27, 2020, Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, was enacted to address the effects of the COVID-19 pandemic. The potential impact of the CARES Act on financial institutions and other nonbank financial companies, such as the sponsor, or on the dealers, is unknown. Compliance with the implementing regulations under the CARES Act may impose costs on, or create operational constraints for, the sponsor and may have an adverse impact on the ability of the servicer to effectively service the receivables.]

[The notes are not intended to comply with any risk retention rules in the European Economic Area or the United Kingdom and any retention pursuant to Regulation RR shall not comprise a retention of a material net economic interest in the transaction for those purposes.]

The sponsor could be materially and adversely affected by significant legal and regulatory proceedings.

The sponsor is subject to various legal and regulatory proceedings and governmental investigations in the ordinary course of the sponsor’s business. An adverse outcome in one or more of these proceedings or investigations could result in substantial damages, settlements, fines, penalties, diminished income or reputational harm. For a further discussion of these matters, refer to “Legal Proceedings—The Sponsor and the Servicer.”

[Insert disclosure regarding any material legal proceedings pending against the sponsor and servicer, or know to be contemplated by governmental authorities, in accordance with Regulation AB Item 1117.]

Changes to the U.S. federal income tax laws could affect the notes.	[In 2017, Congress enacted the “Tax Cuts and Jobs Act” which made numerous changes to the U.S. federal income tax laws. The interpretation of many provisions of this law is still unclear. We cannot predict when or to what extent any U.S. federal tax laws, regulations, interpretations or rulings clarifying this law will be issued or the impact of any such guidance on noteholders. Prospective investors are urged to consult their tax advisors regarding the effect of the Tax Cuts and Jobs Act and other potential changes to the U.S. federal tax laws prior to purchasing the notes.]

Use of Proceeds

The depositor will use the proceeds from the sale of the offered notes to fund the initial deposit to the reserve account, on behalf of the issuing entity, and will deliver the net proceeds to AmeriCredit Financial Services, Inc. d/b/a GM Financial, or GM Financial, as partial payment for receivables sold to the depositor by GM Financial. GM Financial will use the proceeds that it receives for its general corporate purposes.

[The depositor or its affiliates may use the net proceeds from the issuance of the notes to pay their debt, including “warehouse” debt secured by the receivables prior to their sale to the issuing entity. This “warehouse” debt may be owed to one or more of the underwriters or their affiliates, so a portion of the proceeds that is used to pay “warehouse” debt may be paid to the underwriters or their affiliates. No expenses incurred in connection with the selection and acquisition of the receivables will be paid for from the offering proceeds.]

The Sponsor and the Servicer

[On October 1, 2010, pursuant to the terms of the Agreement and Plan of Merger, dated as of July 21, 2010, AmeriCredit Corp. became a wholly owned subsidiary of General Motors Holdings LLC. Following the merger, AmeriCredit Corp. was renamed General Motors Financial Company, Inc. GM Financial continues to be a wholly owned and the primary operating subsidiary of General Motors Financial Company, Inc.] GM Financial, the sponsor and servicer, was incorporated in Delaware on July 22, 1992. GM Financial’s executive offices are located at 801 Cherry Street, Suite 3500, Fort Worth, Texas 76102, telephone (817) 302 7000.

All of the receivables owned by the issuing entity were originated by GM Financial under designated accounts established by GM Financial with motor vehicle dealers.

GM Financial services all of the receivables owned by the issuing entity according to GM Financial’s servicing policies as described below. See “The Sponsor’s Dealer Financing Business” in this prospectus for more information regarding the sponsor’s business and “The Sponsor’s Securitization Programs” in this prospectus for information regarding the sponsor’s securitization program.

GM Financial will make certain representations and warranties to the depositor regarding the receivables and the designated accounts under which the receivables arise. If it is discovered that GM Financial has breached any such representation or warranty with respect to a receivable or designated account, GM Financial will be obligated to repurchase the affected receivables to the extent the breach has a material adverse effect on the receivable.

Under the Transfer and Servicing Agreement (as defined in the Glossary), GM Financial will service the receivables on behalf of the issuing entity and will be compensated for acting as the servicer. The servicer’s activities consist primarily of collecting and processing dealer payments on the receivables, depositing dealer payments in accordance with the Indenture (as defined in the Glossary) and overseeing dealers’ compliance with the terms of their related floorplan financing agreements. See “The Sponsor’s Dealer Floorplan Financing Business —Billing, Collection Procedures and Payment Terms” in this prospectus for more information regarding GM Financial’s general dealer floorplan servicing procedures.

The Transaction Documents (as defined in the Glossary) contain covenants requiring GM Financial and the depositor to redesignate or repurchase receivables previously sold to the issuing entity due to the breach of certain related representations or warranties or servicing covenants. Since the formation of the issuing entity, none of GM Financial, the depositor, the indenture trustee or the owner trustee received a demand to redesignate or repurchase any receivables from the issuing entity, and there was no activity with respect to any demand made prior to such period. GM Financial discloses all fulfilled and unfulfilled removal requests for dealer floorplan receivables that were the subject of a demand to repurchase on SEC Form ABS 15G. GM Financial furnished its most recent Form ABS 15G relating to redesignation or repurchase requests with the SEC on                     , 20    . GM Financial’s CIK number is 0001002761. A copy of the report may be obtained by any noteholder by request to GM Financial or on the SEC’s EDGAR website.

GM Financial has sponsored      prior series issuances of the issuing entity that are Rule 144A asset-backed term notes and      prior series issuances of the issuing entity that are privately placed asset backed term notes or variable funding notes. Annex A lists the main terms of other series outstanding. The offered notes offered by this prospectus are part of this program. [GM Financial has never received a demand to repurchase or redesignate any receivable backing the asset-backed notes offered in this program due to a breach of representations made about the receivables. None of the asset-backed securities offered in this program have experienced any losses, events of default or early amortization events and GM Financial has never taken any action out of the ordinary in any transaction to prevent losses, events of default or early amortization events.]

See “The Sponsor’s Dealer Floorplan Financing Business” in this prospectus for a description of the GM Financial’s origination and servicing practices with respect to the receivables.

[Information on the servicer’s financial condition to the extent that there is a material risk that the effect on one or more aspects of servicing resulting from such financial condition could have a material impact on pool performance of the securities for assets of the same type will be disclosed here.]

The Depositor

The depositor is a wholly owned subsidiary of GM Financial and is a Delaware limited liability company, formed in February 2013. The depositor’s address is 801 Cherry Street, Suite 3500, Fort Worth, Texas 76102, telephone (817) 302 7000. The depositor met the registrant requirements set forth in paragraph I.A. of the General Instructions to Form SF-3 at the time the registration statement was filed.

The depositor was formed for the limited purpose of purchasing dealer floorplan receivables from GM Financial and selling the receivables to the issuing entity and any activities incidental to or necessary for this purpose.

Pursuant to the Receivables Purchase Agreement (as defined in the Glossary), the depositor has from time to time purchased receivables arising under designated accounts from GM Financial and will continue to do so unless an early amortization event occurs. Pursuant to the Transfer and Servicing Agreement, the depositor sells all receivables that it purchases from GM Financial to the issuing entity.

The sponsor and the depositor have structured this transaction so that the bankruptcy of the sponsor is not expected to result in the consolidation of the depositor’s assets and liabilities with those of the sponsor. The depositor has received a legal opinion, subject to various facts, assumptions and qualifications, opining that if the sponsor were adjudged bankrupt, it would not be a proper exercise of a court’s equitable discretion to disregard the separate corporate existence of the depositor and to require the consolidation of the depositor’s assets and liabilities with those of the sponsor. However, there can be no assurance that a court would not conclude that the assets and liabilities of the depositor should be consolidated with those of the sponsor. Delays in distributions on the notes and possible reductions in distribution amounts could occur if a court decided to consolidate the depositor’s assets with those of the sponsor, or if a filing were made under any bankruptcy or insolvency law by or against the depositor, or if an attempt were made to litigate any of those issues.

In connection with the offering of the notes, the chief executive officer of the depositor will make the certifications required under the Securities Act about this prospectus, the disclosures made about the characteristics of the receivables and the structure of this securitization transaction, the risks of owning the notes and whether the securitization transaction is structured to produce sufficient cash flows to make interest and principal payments on the notes when due. This certification will be filed by the depositor with the SEC at the time of filing of this prospectus. Despite the fact that the chief executive officer will make these certifications, this does not reduce or eliminate the risks of investing in the notes.

The Issuing Entity

The issuing entity is a Delaware statutory trust that was formed pursuant to a Master Trust Agreement (as defined in the Glossary) in February 2013 to consummate the transactions described in this prospectus. The issuing entity’s principal offices are in Wilmington, Delaware, in care of the owner trustee at the address listed under “The Owner Trustee” below. The issuing entity’s fiscal year ends on December 31.

The issuing entity will not engage in any activity other than:

•	acquiring, holding and managing the receivables and its other assets and proceeds from its assets;

•	issuing notes pursuant to the Indenture and the transferor interest (which represents the residual interest in the issuing entity);

•	making payments on the notes and the transferor interest;

•	entering into and performing its obligations under the Transaction Documents to which it is a party; and

•	engaging in other activities that are necessary, suitable or convenient to accomplish these activities.

Modifications to the Master Trust Agreement, including the foregoing permissible activities, may be made by the depositor, the owner trustee and the certificate registrar, upon notice by the depositor to the engaged NRSROs and the indenture trustee and with the consent of, in certain cases, the holder of the transferor interest and holders of a majority of the aggregate principal amount of the notes then outstanding and, in all cases, subject to the limitations set forth in the Master Trust Agreement.

GM Financial, in its capacity as administrator of the issuing entity and pursuant to the Administration Agreement (as defined in the Glossary), will perform certain of the issuing entity’s duties and obligations under the Transaction Documents.

The issuing entity may not, without the prior written consent of the owner trustee, (a) institute any proceedings to be adjudicated as bankrupt or insolvent, (b) consent to the institution of bankruptcy or insolvency proceedings against it, (c) file a petition seeking or consenting to reorganization or relief under any applicable federal or state law relating to bankruptcy with respect to it, (d) consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the issuing entity or a substantial part of its property, (e) make any assignment for the benefit of its creditors, (f) admit in writing its inability to pay its debts generally as they become due, (g) declare or effect a moratorium on its debt or (h) take any action in furtherance of any of the foregoing (any of the foregoing, a bankruptcy action). In considering whether to give or withhold written consent to any of these actions by the issuing entity, the owner trustee, with the consent of the certificateholder (which consent the certificateholder has granted), shall consider the interest of the noteholders in addition to the interests of the issuing entity and whether the issuing entity is insolvent. The owner trustee shall have no duty to give written consent to any of these actions by the issuing entity if the owner trustee shall not have been furnished a letter from an independent accounting firm of national reputation stating that in the opinion of such firm the issuing entity is then insolvent.

The owner trustee (as such and in its individual capacity) shall not be personally liable to any person on account of the owner trustee’s good faith reliance on the provisions of the Master Trust Agreement regarding a bankruptcy action or in connection with the owner trustee’s giving prior written consent to a bankruptcy action by the issuing entity in accordance with the Master Trust Agreement, or withholding such consent, in good faith, and neither the issuing entity nor any certificateholder shall have any claim for breach of fiduciary duty or otherwise against the owner trustee (as such and in its individual capacity) for giving or withholding its consent to any such bankruptcy action. No certificateholder has the power to commence any bankruptcy actions on behalf of the issuing entity or to direct the owner trustee to take any such actions on the part of the issuing entity. To the extent permitted by applicable law, the consent of the owner trustee must be obtained prior to taking any bankruptcy action by the issuing entity.

Under Regulation RR, the depositor must retain a “seller’s interest” of not less than 5% of the principal amount of the notes of each series, excluding any notes held to maturity by the sponsor or its wholly-owned affiliates. As of the closing date, it is expected that the depositor’s retention of the transferor interest will satisfy the requirements for a “seller’s interest” under Regulation RR because the portion of the transferor interest that represents the excess of the Pool Balance (excluding the aggregate principal balance of any ineligible receivables allocable to the transferor interest) over the sum of the series nominal liquidation amounts for all series issued by the issuing entity will be greater than 5% of the aggregate principal amount of the outstanding notes for all series then issued by the issuing entity (including Series 20    -    ).

Other Series of Notes Issued by the Issuing Entity

The issuing entity is a master trust that issues notes from time to time in series. All notes are issued pursuant to the Indenture, as supplemented by an indenture supplement relating to that series of notes. On the closing date, the issuing entity will issue the Series 20    -     Notes. The issuing entity has previously issued other series of notes, each of which is also secured by the assets of the issuing entity. The issuing entity may also issue other series of notes in the future that are also secured by the assets of the issuing entity, subject to the conditions set forth in “Description of the Notes — New Issuances” in this prospectus.

Certain characteristics of each series of notes previously issued by the issuing entity are summarized in Annex A to this prospectus. The following table shows the expected capitalization of the issuing entity on the closing date, after issuance of the Series 20    -     Notes:

	Principal Amount
Series 20 -		$0	(1)
Series 20 -
Series 20 -

Total	$

(1)	Subject to increase or decrease, as set forth in Annex A.

[The issuing entity expects to issue an additional series of notes, Series 20    , on the closing date. The Series 20    -     notes are not being offered by this prospectus. Some expected characteristics of the Series 20    -     notes are summarized in Annex A.]

The Owner Trustee

[Owner Trustee], the owner trustee, is a                                           with trust powers. [Owner Trustee’s] principal place of business is located at                                          . [Owner Trustee] has served as owner trustee in numerous asset-backed securities transactions involving automobile loan and lease contracts. While the structure and receivable type of the transaction referred to in the preceding sentence may differ among these transactions,                      is experienced in administering transactions of this kind.

[Insert additional trustee disclosure regarding the trustee’s prior experience serving as a trustee for asset-backed securities transactions. (Regulation AB Item 1109)]

The owner trustee has provided the above information for purposes of complying with Regulation AB. Other than the above [two] paragraphs [and except as described under “Legal Proceedings”], [Owner Trustee] has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

Pursuant to the Master Trust Agreement, the owner trustee will perform limited administrative functions of the issuing entity including the execution and delivery of the Transaction Documents and any related certificate or other document to which the issuing entity is a party. The owner trustee is authorized but not obligated to take all other actions required of the issuing entity pursuant to the Transaction Documents.

The depositor will indemnify the owner trustee and its officers, directors, successors, assigns, agents and servants against any and all loss, liability or expense incurred by the owner trustee in connection with the performance of its duties under the Transaction Documents, except that the depositor shall not be liable for or required to indemnify the owner trustee from any loss, liability or expense that results from (i) the owner trustee’s willful misconduct, bad faith or negligence, (ii) the inaccuracy of the representations or warranties of the owner trustee under the Master Trust Agreement and (iii) certain taxes imposed on the owner trustee. The owner trustee is obligated to perform only those duties that are specifically assigned to it in the Master Trust Agreement. The owner trustee will not be liable for any action taken at the direction of the servicer or the certificateholder. The owner trustee will not be required to expend its own funds or incur any financial liability in respect of any of its actions as owner trustee if the owner trustee has reasonable grounds to believe that reimbursement to it of such funds or for such liabilities is not reasonably assured. The owner trustee is not liable for any error of judgment made by it in good faith.

[Owner trustee] will be the indenture trustee initially, but there are certain conditions under which the owner trustee may be removed or may resign, in which case a successor owner trustee will be appointed. See “Description of the Transaction Documents—Replacement of Owner Trustee” for information regarding the owner trustee’s removal, resignation and replacement.

The owner trustee will have no responsibility or obligation to determine LIBOR or for determining or selecting a LIBOR successor rate.

The Indenture Trustee

The indenture trustee is [indenture trustee], a                                          . Its corporate trust office is located at                                          . A diversified financial services company with approximately $             in assets,          million customers and                      employees as of [quarter end date], [Trustee] provides [banking, insurance, trust, mortgage and consumer finance services throughout the United States and internationally]. [Indenture trustee] provides [retail and commercial banking services and corporate trust, custody, securities lending, securities transfer, cash management, investment management and other financial and fiduciary services]. The servicer, the depositor and their respective affiliates may maintain normal commercial banking relationships with [Indenture trustee] and its affiliates. The fees and expenses of the indenture trustee will be paid by the servicer under the sale and servicing agreement.

[Indenture trustee] has provided corporate trust services since             . As of                     , 20    , [Trustee] was acting as trustee on more than          series of automobile loan contracts backed securities with an original aggregate principal balance of approximately $             .

[Insert additional trustee disclosure regarding the indenture trustee’s prior experience serving as a trustee for asset-backed securities transactions. (Regulation AB Item 1109)]

The issuing entity will indemnify or cause the servicer to indemnify the indenture trustee and its officers, directors, employees and agents against any and all loss, liability or expense (including attorneys’ fees and expenses) incurred by each of them in connection with the acceptance or the administration of the issuing entity and the performance of its duties under the Transaction Documents. Neither the issuing entity nor the depositor will be required to indemnify against any loss, liability or expense incurred by the indenture trustee through the indenture trustee’s own willful misfeasance, negligence or bad faith. The indenture trustee is obligated to perform only those duties that are specifically assigned to it in the Indenture. The indenture trustee may conclusively rely on certificates and opinions furnished to it in accordance with the Indenture. The Indenture does not require the indenture trustee to expend or risk its own funds or otherwise incur financial liability if it has reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk is not reasonably assured to it. The indenture trustee is not liable for any error of judgment made by it in good faith. The indenture trustee will not be liable with respect to any action it takes or omits to take pursuant to directions from the noteholders in accordance with the Indenture. See “Description of the Notes” below in this prospectus for more information regarding the indenture trustee’s duties under the Indenture.

[Indenture trustee] will be the indenture trustee initially, but there are certain conditions under which the indenture trustee may be removed or may resign, in which case a successor indenture trustee will be appointed. See “Description of the Transaction Documents—Replacement of Indenture Trustee” for information regarding the indenture trustee’s removal, resignation and replacement.

The Asset Representations Reviewer

                    , a                     , will act as the “asset representations reviewer” under the asset representations review agreement. [Insert description of asset representations reviewer, including prior experience as asset representations reviewer for ABS transactions involving similar assets as required by Item 1109(b)(2) of Regulation AB].

The asset representations reviewer is an “eligible asset representations reviewer,” meaning that (i) it is not affiliated with the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee or any of their affiliates, (ii) neither it nor any of its affiliates has been hired by the sponsor or the underwriters to perform pre-closing due diligence work on the receivables and (iii) it is not responsible for reviewing the receivables for compliance with the representations under the transaction documents, except in connection with a review under the asset representations review agreement, or for determining whether noncompliance with any representation is a breach of the transaction documents.

The asset representations reviewer’s main duties will be:

•	reviewing certain receivables following receipt of a review notice from the trustee, and

•	providing a report on the results of the review to the issuing entity, the servicer and the indenture trustee.

See “Description of the Transaction Documents—Asset Representations Review Triggers and Procedures—Asset Representations Review Procedures” for a description of the nature of the review to be performed by the asset representations reviewer.

The asset representations reviewer will not be liable for any action, omission or error in judgment unless it is due to willful misconduct, bad faith or negligence by the asset representations reviewer. The asset representations reviewer will not be liable for any errors in any review materials relied on by it to perform a review or for the noncompliance or breach of any representation made about the receivables.

The issuing entity will, or will cause the servicer to, indemnify the asset representations reviewer for liabilities and damages resulting from the asset representations reviewer’s performance of its duties under the asset representations review agreement unless caused by the willful misconduct, bad faith or negligence (other than errors in judgment) of the asset representations reviewer or as a result of any breach of representations made by the asset representations reviewer in the asset representations review agreement.

The issuing entity will pay the upfront and annual fees and review fees of the asset representations reviewer and pay any indemnities due to the asset representations reviewer, to the extent those amounts are not paid or reimbursed by the servicer. The issuing entity will pay these amounts to the asset representations reviewer on each distribution date, along with similar amounts owed to the indenture trustee and the owner trustee and expenses incurred by the issuing entity under the transaction documents (subject, in each case, to the applicable cap on such amounts described under “Deposit and Application of Funds — Application of Available Amounts”), before the trust makes any other payments to items with a lower payment priority.

The asset representations reviewer may not resign, unless (i) it ceases to be an eligible asset representations reviewer, (ii) it becomes legally unable to act or (iii) the issuing entity consents to the resignation. The issuing entity may remove the asset representations reviewer if the asset representations reviewer becomes legally unable to act or becomes subject to a bankruptcy and will be required to remove the asset representations reviewer if it no longer is an eligible asset representations reviewer. No resignation or removal of the asset representations reviewer will be effective until a successor asset representations reviewer is in place. Any successor asset representations reviewer must be an eligible asset representations reviewer.

If during any collection period the asset representations reviewer resigns or is removed, replaced or substituted, or if a new asset representations reviewer is appointed, the date on which the event occurred and the circumstances surrounding the change will be indicated on the distribution report filed on Form 10-D relating to that collection period. Additionally, if a new asset representations reviewer has been appointed, information regarding that party will also be provided in the Form 10-D.

[The Hedge Counterparty]

[Information in this section will be provided by each individual hedge counterparty on a deal by deal basis]

[Include:

•	The name of the hedge counterparty;

•	The organizational form of the hedge counterparty; and

•	The general character of the business of the hedge counterparty.

•

Financial information: If the aggregate significance percentage related to the hedge counterparty is (i) 10% or more, but less than 20%, financial data required by Item 301 of Regulation S-K will be provided for the hedge counterparty or (ii) 20% or more, financial statements meeting the requirements of Regulation S-X (§§210.1-01 through 210.12-29), except §210.3-05 and Article 11, will be provided for the hedge counterparty.]

See “Description of the Transaction Documents—The Hedge Agreement” in this prospectus for a description of the hedge agreement.]

The Sponsor’s Dealer Floorplan Financing Business

General

In April 2012, GM Financial began to establish accounts with motor vehicle dealers under which GM Financial extends credit to the dealers that they then primarily use to purchase new or used cars, trucks or utility vehicles in the normal course of their business for sale or lease to customers. Each account with a dealer is documented by a floorplan financing agreement between GM Financial and the dealer. When GM Financial extends credit to a dealer under the related floorplan financing agreement to enable the dealer to purchase a particular vehicle, a receivable is created pursuant to the related account.

From time to time, the sponsor will designate certain dealer accounts to the depositor, and the depositor, in turn, will designate those accounts to the issuing entity. All receivables that exist under a designated account at the time that it is designated to the issuing entity, or that arise under that designated account while it is designated to the issuing entity, will be transferred to the issuing entity and will serve as the principal collateral for the notes.

All receivables that are transferred to the issuing entity are secured by a first priority perfected security interest in the new and used vehicles of the related dealer that are financed by GM Financial. With respect to most dealers, GM Financial also has a security interest in other property of the related dealer, which other property may include parts inventory, equipment, and general intangibles (for example, franchise rights). GM Financial may have a first priority perfected security interest in those other items of collateral, or it may have a security interest that is subordinated to the rights of another creditor (for example, another financing company that is a lender to the dealer).

The credit lines that GM Financial establishes with dealers are granted in accordance with the underwriting standards described below under “—Credit Underwriting Process” and generally are based upon current financial information from the dealer. Floorplan lines can be used by the dealers to finance new or used GM or non-GM cars, trucks and utility vehicles.

GM Financial services all of the dealer floorplan lines that it establishes and all related receivables, including all of the accounts that have been designated to the issuing entity and all of the related receivables that are owned by the issuing entity.

Through its Motors Holding division, GM holds an equity interest in a small number of GM dealers throughout the United States. Motors Holding allows GM to make structured investments in new and existing dealers, while allowing qualified individuals to gradually retire such investment through buy-out plans. Motors Holding does not guarantee the floorplan obligations of these dealers.

Creation of Receivables

When a new vehicle is financed under a floorplan financing agreement, GM Financial advances 100% of the wholesale invoice price of the vehicle and pays that amount directly to the related vehicle manufacturer. When a used vehicle is financed under a floorplan financing agreement, GM Financial advances up to 100% of either the book value (as obtained from externally published market sources) or the auction purchase price (as evidenced by a bill of sale) and pays that amount to the auction or the dealer, as applicable.

Interest generally accrues on receivables at the prime rate for U.S. dollar deposits, plus or minus a spread. As described more fully below under “–Billing, Collection Procedures and Payment Terms,” dealers are required to remit interest payments on outstanding receivables balances on a specified date each calendar month. The due date for payment of the full principal amount borrowed in respect of each vehicle is generally determined based on the date of the sale, lease or other disposition of the vehicle or, in some instances, is determined based on the date of receipt of proceeds from such sale, lease or other disposition. However, GM Financial typically requires its dealers to make principal payments to reduce the credit outstanding under their floorplan financing agreement as their financed vehicle inventory ages. See “-Billing, Collection Procedures and Payment Terms” below for more information on payment policies.

GM Financial may also finance equipment and may provide real estate, construction, revolving lines of credit and working capital loans to dealers with which it has entered into floorplan financing agreements. Any loans that are advanced by GM Financial other than to finance vehicles will not constitute receivables that will be sold to the issuing entity and therefore will not secure the notes. These other loans may be cross-defaulted with the receivables and may also be secured by vehicle or non-vehicle collateral that is pledged by a dealer to support its obligations under the receivables. A default under any such loans may result in a default under the dealer’s floorplan financing agreement with GM Financial.

Each receivable originated under a floorplan financing agreement is secured by a first priority perfected security interest in the related vehicle (subject to certain permitted liens) and may also be secured by a subordinated security interest granted by the dealer in parts inventory, equipment, fixtures or other collateral. GM Financial assigns to the depositor, and the depositor in turn assigns to the issuing entity, all of its interest in the vehicles and other collateral that secure the receivables that are transferred to the issuing entity.

In the Receivables Purchase Agreement, GM Financial has agreed that it will not assert its security interest in any such common vehicle collateral until the issuing entity has been paid in full on the receivables for that dealer. Furthermore, although the issuing entity will have a first priority perfected security interest in any common vehicle collateral and a subordinated security interest in certain non-vehicle collateral as described herein, a default by a dealer (or by its parent holding company or other affiliates) under a capital, equipment, real estate or other loan may result in a default under the dealer’s receivables that have been transferred to the issuing entity.

The security interest in any vehicle pledged as collateral under a floorplan financing agreement terminates, as a matter of law, at the time the vehicle is sold or leased by the dealer. Under certain circumstances, GM Financial’s security interest in the other, non-vehicle collateral securing receivables and other fundings under its agreements with dealers are not first priority security interests. For example, this may be the case when certain non-vehicle assets of a dealer are financed by other lenders or pledged as collateral to other lenders prior to GM Financial entering into a floorplan financing agreement with the dealer. Furthermore, GM Financial does not always obtain a deposit account control agreement when it enters into a floorplan financing agreement with a dealer. In the instances where GM Financial does not obtain such an agreement, GM Financial will not have a perfected security interest in the dealer’s bank account holding cash proceeds that the related dealer receives from the sale or lease of the financed vehicles.

Cash Management Program

Some floorplan financing agreements permit the dealer to make payments of surplus funds to GM Financial to be held as cash collateral pursuant to its cash management program. Funds held by GM Financial are generally commingled with its general funds, rather than held in a separate account with a financial institution. To the extent that a dealer has surplus funds held by GM Financial pursuant to the cash management program, a monthly credit is applied to the dealer’s accrued interest on receivables related to financed vehicles, and the dealer may subsequently receive a re-advance of those surplus funds.

Any surplus funds of a dealer paid to GM Financial will be allocated to the dealer and held by GM Financial for the benefit, and distributed at the direction, of the dealer, notwithstanding the fact that the dealer’s account may be a designated account and that receivables under that account may be owned by the issuing entity. As a result, those surplus funds will not be applied to make payments on the notes or otherwise applied to fund deposits or payments under the Indenture or any indenture supplement. Notwithstanding the foregoing, if GM Financial receives any amount of surplus funds from a dealer at a time that the Adjusted Pool Balance (as defined in the Glossary) is less than the Required Participation Amount (as defined under “Deposit and Application of Funds — Required Participation Amount” in this prospectus), then it will deposit such amount to the excess funding account to the extent necessary to cause the Adjusted Pool Balance to at least equal the Required Participation Amount rather than holding those amounts with its own general funds.

Credit Underwriting Process

Dealers seeking floorplan financing from GM Financial must first submit a commercial financing application, which specifies the requested types and amounts of financing and includes the dealer’s financial, organizational and other information. In reviewing the application, GM Financial underwriters analyze several aspects of the prospective dealer’s business, including but not limited to legal and operational structure, credit history, financial statements, tax returns and bank information. Questions arising during the underwriting process are forwarded to the dealer for clarification.

GM Financial’s underwriting and credit review process is entirely judgmental, as dealers have varying degrees of complexity in their business structures, financial resources and marketing capabilities. However, GM Financial uses consistent credit review guidelines and recommendation formats for all applicants, including both GM and non-GM dealers, in order to ensure consistent credit decisioning.

Floorplan financing is provided through established credit lines, with each credit line used to finance a different type of vehicle, such as new, used, fleet, demonstrators and service loaners. Whether and to what extent credit lines are recommended depends on the dealer’s financial strength and business practices and is tailored to suit the dealer’s business and operational needs, including the number of dealership locations, the types of vehicles included in the dealer’s inventory, and whether the dealer operates multiple manufacturer franchises. Generally, credit lines are intended to be an amount sufficient to finance a 120-day supply of new vehicles and a 60-day supply of used vehicles.

Upon completion of the underwriting process, GM Financial prepares a detailed written credit analysis and a recommendation for approval or denial of the dealer’s financing request. This recommendation is reviewed and decided upon by the appropriate credit approval authority. For credit approval decisions under $250,000,000, GM Financial’s credit decisions are made independently of GM. Exposures above this threshold are subject to GM approval. However, GM Financial’s credit recommendations remain independent from GM. In either circumstance, GM does not require GM Financial to provide financing for dealers who do not satisfy GM Financial’s credit underwriting standards.

If a dealer’s commercial financing application is approved and the dealer accepts the proposed financing terms, the dealer must execute a floorplan financing agreement and related documents with GM Financial that set forth the terms and conditions of the dealer’s credit lines. These agreements, in conjunction with the filling of a UCC financing statement and obtaining any necessary UCC terminations and intercreditor agreements, provide GM Financial with a first priority security interest in the financed vehicles and typically in certain other collateral of the dealer. These agreements also require that the dealer maintain insurance coverage on each vehicle for which GM Financial provides floorplan financing, with an endorsement providing loss payable coverage in favor of GM Financial.

Billing, Collection Procedures and Payment Terms

GM Financial services the dealer floorplan accounts in accordance with its policies and procedures. GM Financial may change these policies and procedures from time to time.

Interest accrues daily on the total outstanding principal amount owed by the dealer under its credit lines. Interest rates on floorplan credit lines are floating rates equal to an interest rate index agreed to by GM Financial and the dealer, plus or minus a designated spread. The interest rate index is typically the prime rate designated from time to time by selected financial institutions, although GM Financial may choose to use a different index at its discretion. GM Financial also assesses certain charges established by GM Financial from time to time to cover miscellaneous costs.

On the first day of each month, GM Financial prepares and distributes to each dealer a billing statement listing due and unpaid interest, charges and related account information for the month prior. Interest and other charges are billed in arrears and are due on the first day of each month, with a grace period of up to 20 days. Dealers remit payments directly to GM Financial. Interest payments are not reduced by any rebates earned by dealers under manufacturer incentive programs.

Dealers, either at their option, or in certain circumstances as a condition by GM Financial for financing, may deliver their surplus funds to GM Financial as cash collateral. In return, GM Financial agrees to credit the dealer’s monthly interest payments on financed vehicles receivables in an amount equal to each daily balance of funds held by GM Financial for that month for that dealer multiplied by a predetermined rate equal to or lower than the rate charged by GM Financial on the dealer’s credit lines. If the dealer defaults under its floorplan financing agreement, GM Financial may set off the funds it holds against the dealer’s outstanding obligations.

Upon the sale or lease of a financed vehicle, GM Financial is entitled to receive payment in full of the related advance, regardless of any holdback incentive payments owing to the dealer by the manufacturer of the vehicle promptly following either the dealer’s receipt of payment (two business days) or the sale or lease of the vehicle (five or ten business days) based on the dealer’s repayment agreement. In limited circumstances, GM Financial may allow a dealer to delay the payment of principal, typically for up to 45 days, following the disposition of the financed vehicle under an extended payment plan arrangement.

GM Financial typically requires its dealers to make monthly principal reduction payments, or curtailments, for certain financed vehicles. These curtailments may be modified or waived on a dealer-by-dealer basis with the appropriate level of authority.

Dealer Risk Rating

Through its proprietary scoring model, GM Financial assigns each dealer a risk rating upon initial underwriting that is then reassessed periodically after floorplan credit lines are opened. The model utilizes various objective and subjective factors, including, but not limited to, capitalization and leverage, liquidity and cash flow, profitability and performance factors. In certain cases, a model-derived risk rating may be overridden by authorized underwriting personnel due to circumstances not explicitly considered by the scoring model. The model also uses historical data to identify key factors about a dealer that GM Financial considers significant in predicting a dealer’s ability to meet its financial obligations. GM Financial often extends credit to multiple related dealers, or a dealer group, in which case the collective strength of the related entities are assessed and assigned a combined rating, so long as a cross guarantee is in effect. GM Financial regularly reviews its scoring model to confirm the continued business significance and statistical predictability of the factors and updates its model to incorporate new factors or other information that improves its statistical predictability. Effective January 1, 2020, GM Financial updated its commercial scoring model and risk rating categories as follows:

I – Performing accounts with strong to acceptable financial metrics with at least satisfactory capacity to meet financial commitments.

II – Performing accounts experiencing potential weakness in financial metrics and repayment prospects resulting in increased monitoring.

III – Non-Performing accounts with inadequate paying capacity for current obligations and that have the distinct possibility of creating a loss if deficiencies are not corrected.

IV – Non-Performing accounts with inadequate paying capacity for current obligations and inherent weaknesses that make collection or liquidation in full highly questionable or improbable.

Prior to January 2020, GM Financial assigned to each dealer a risk rating of “A,” “B,” “C,” or “D,” corresponding to strong, acceptable, marginal or poor financial and operating performance, respectively, or “SM,” representing a dealer that warranted special mention due to elevated risk. Additionally, GM Financial assigned a risk rating of “Substandard,” “Doubtful” or “Loss” to non-performing dealers that represented significant risk and a higher probability of loss.

GM Financial uses the dealer risk rating to evaluate new dealer account originations. The risk rating assigned to a dealer may affect the size of the dealer’s credit line and the interest rate it is charged and may also guide GM Financial’s management of the account. Dealers with a poor or a declining risk rating may be placed under a higher level of monitoring and review and be subject to more frequent audits.

Dealer Monitoring

GM Financial monitors dealer performance through dealer financial reports, daily payment verifications, monthly analysis of payoffs and aged inventory, overline and delinquency reports, regularly scheduled on-site inventory audits and the dealer’s risk rating. If a dealer exhibits adverse payment patterns or trends, appropriate actions are taken, including contacting the dealer, placing the dealer on higher levels of monitoring and review, conducting more frequent on-site vehicle inventory audits, performing a credit review, requiring additional security, increasing the dealer’s floorplan interest rate or suspending the dealer’s credit lines.

GM Financial also monitors the borrowing levels under each dealer’s credit lines on a daily basis. When a dealer’s outstanding balance exceeds the maximum availability under their related credit line, GM Financial may accept a temporary overline situation, reallocate credit amounts between existing lines, temporarily or permanently increase the dealer’s credit line, or suspend the dealer’s credit lines. The actions GM Financial takes depends on its analysis of the dealer’s financial condition, the cause of the overline situation and communications with the dealer.

The level of dealer monitoring is determined based on the perceived risk of the dealer, with higher levels of monitoring for higher risk dealers. GM Financial may also implement systematic procedures so that additional approval is required for any subsequent advances to the dealer.

GM Financial regularly conducts on-site audits of dealer inventory and dealer sales records to verify that the dealer is in possession of all financed vehicles and is paying each receivable in accordance with the dealer’s payment schedule requirements. An on-site audit cannot be closed until all financed vehicles are accounted for and payment is received on all due and unpaid receivables. GM Financial utilizes a third-party vendor to conduct audits in accordance with GM Financial’s policies and procedures. GM Financial reconciles each audit to assess dealers’ adherence to repayment terms and addresses discovered violations with the dealers to ensure future compliance with GM Financial’s payoff requirements.

On-site audits are conducted prior to the opening of credit lines and then periodically thereafter, with the frequency of the audits depending on each dealer’s risk rating, operating trends and GM Financial audit performance. The timing of audits varies, and no advance notice is given to the dealer. Under GM Financial’s policies, on-site vehicle inventory audits of low-risk dealers are typically conducted biannually and never less than annually, while audits of higher risk dealers are conducted once per month or more. Additional audits may be conducted at any time as circumstances warrant.

Non-Performing Dealers

GM Financial will classify a dealer account as non-performing if the dealer fails to make principal or interest payments upon demand, the dealer is subject to a bankruptcy proceeding, or any other actions occur which evidence a high risk of a near-term loss. For any non performing dealers, GM Financial may take one or more of the following actions:

•	Demand payment of all or a portion of the related receivables;

•	Suspend the dealer’s credit lines;

•	Place GM Financial employees and/or security personnel at the dealership;

•	Secure the dealer inventory by holding vehicle keys and documents evidencing ownership;

•	Require certified funds for all sold vehicles;

•	Require the dealer to obtain another floorplan source;

•	Increase the dealer’s floorplan interest rate; or

•	Initiate legal actions to exercise rights under the floorplan financing agreement.

GM Financial attempts to work with non-performing dealers to resolve the circumstances that led to their non-performing status. However, if GM Financial determines that a resolution is unlikely, it will seize possession of the dealer’s financed vehicles through voluntary surrender or legal action and attempt to liquidate the seized vehicles and all other collateral.

As liquidation begins, GM Financial performs an analysis of its position for any expected deficiencies. During the course of liquidation, GM Financial may recognize additional losses or recoveries. Once all collateral has been sold, a final deficiency amount is determined. GM Financial then determines what action should be taken to collect any remaining deficiency based on its investigation of the dealer’s guarantors, if any, and to charge off any remaining amounts as uncollectible.

Benefits of Relationship with GM

Due to its relationship with GM, GM Financial has access to a range of information on GM dealers that benefits its floorplan financing business. GM-franchised dealers are required to promptly report to GM all sales of GM vehicles in order to register the vehicles’ warranties. GM provides this information to GM Financial on a daily basis, which allows GM Financial to monitor timely payment by each GM dealer of the related floorplan receivables in accordance with the floorplan financing agreement. GM Financial also has access to monthly financial statements filed by each dealer with GM, allowing GM Financial to track its financed dealers’ financial status in a timely manner.

GM may provide assistance to its franchised dealers through a number of formal and informal programs. Such programs may involve sales incentives, cash reimbursement for capital improvements, and marketing support. These programs are provided at the sole discretion of GM, which may elect to terminate them at any time, and do not relieve dealers of their obligations to GM Financial. Additional support may be offered by GM in the form of cash payments made directly to GM Financial, known as subvention, to lower customer payments on retail and lease contracts. These exclusive subvention programs, in conjunction with incentives provided directly to GM dealers by GM Financial for use of its full suite of financial products, encourage GM dealers to obtain and maintain their floorplan financing with GM Financial.

GM also commits to repurchasing unsold new vehicles held in inventory by its franchised dealers financed by GM Financial, subject to certain qualifications and exclusions. GM’s repurchase obligation may be triggered by the repossession by, or surrender to, GM Financial of the dealer’s vehicle inventory following a default under the floorplan financing agreement or the termination of the dealer’s sales and service agreement with GM. Typically, the repurchase price for qualifying vehicles will be the wholesale invoice price, net of expenses and other amounts. Additional repurchase assistance may also be provided for the dealer’s vehicle parts inventory if the dealer’s sales and service agreement is terminated.

Material Developments to the Sponsor’s Dealer Floorplan Financing Program

GM Financial has made several adjustments to its traditional business operations due to the recent COVID-19 pandemic. GM Financial has expanded its standard business continuity plans to allow traditionally in-office functions, such as credit underwriting, funding, payment processing, customer experience, and collections to function in a remote work environment. Generally, the transition to remote operations has had minimal disruptions to GM Financial’s core operations. In an effort to assist dealers impacted by the COVID-19 pandemic, the servicer offered deferrals of interest payments and waivers of curtailment payments to dealers during the three month period that ended June 30, 2020. It is still too early to predict the impact the COVID-19 pandemic may have on dealer performance metrics. GM Financial will continue to actively monitor dealer performance trends to inform its assessment of the effects of the COVID-19 pandemic on its operations and on dealer performance.

GM Financial U.S. Floorplan Portfolio

The following tables set forth information regarding loss experience and dealer risk rating group distribution for GM Financial’s portfolio of dealer floorplan accounts as of the close of business on                     , 20    . The accounts designated to the issuing entity represent most (but not all) of GM Financial’s dealer floorplan portfolio, but generally consist of all of the accounts in GM Financial’s dealer floorplan portfolio that are eligible to be designated to the issuing entity. GM Financial’s U.S. dealer floorplan portfolio may be influenced by a variety of economic, market, social, geographic and other factors beyond the control of GM Financial, and it is not certain whether the loss experience and dealer risk rating group distribution information for the receivables in the issuing entity will be similar to the historical experience shown below for GM Financial’s dealer floorplan portfolio.

Loss Experience of the Floorplan Portfolio

(dollars in millions)

	Three months ended ,		Year ended December 31,
	20	20	20	20	20	20	20
Average principal balance(1)
Net losses (recoveries)
Net losses/average principal balance

(1)

Principal balances are net of the cash management account balance. Average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated.

(2)	Net losses equal gross losses minus recoveries.
(3)	Results for the [three] months ended , 20 and , 20 are annualized.

Dealer Risk Rating Group Distribution of the Floorplan Portfolio(1)(2)

	As of ,
Dealer Risk Rating Group	20		20
	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance
Tier I
Tier II
Tier III
Tier IV

	Year ended December 31,
Dealer Risk Rating Group	20		20		20		20		20
	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance
Tier I
Tier II
Tier III
Tier IV

(1)	Principal balances are gross of the cash management account balance.
(2)

Effective January 1, 2020, GM Financial updated its commercial risk model and its risk rating categories in North America. Prior to January 2020, GM Financial assigned to each dealer a risk rating of “A,” “B,” “C,” or “D,” corresponding to strong, acceptable, marginal or poor financial and operating performance, respectively, or “SM,” representing a dealer that warranted special mention due to elevated risk. Additionally, GM Financial assigned a risk rating of “Substandard,” “Doubtful” or “Loss” to non-performing dealers that represented significant risk and a higher probability of loss. See “—Dealer Risk Rating.”

GM Financial maintains procedures to evaluate and monitor risk from its portfolio of dealer floorplan accounts, including dealer financial reports, daily payment verifications, monthly analysis of payoffs and aged inventory, overline and delinquency reports, regularly scheduled on-site inventory audits and the dealer’s risk rating. In addition, the proprietary scoring model used to assess a dealer’s credit risk is validated regularly to ensure the integrity and performance of the model. GM Financial reviews its policies and procedures on an ongoing basis to identify additional opportunities to mitigate risk by enhancing or improving reporting and controls. For more information on dealer monitoring, you should read “—Dealer Monitoring.”

The Sponsor’s Securitization Program

Under the GMF Floorplan Owner Revolving Trust, or GFORT, program, the sponsor has previously sponsored      securitizations since 2015, including publicly-registered or Rule 144A asset-backed term notes and privately placed asset-backed term notes and variable funding notes. Annex A lists the main terms of other series outstanding.

In 1994, the sponsor began to sponsor securitizations primarily backed by sub-prime automobile loan contracts under its AmeriCredit Automobile Receivables Trust, or AMCAR, program. The sponsor also completed three transactions under the AmeriCredit Prime Automobile Receivables Trust, or APART, program between 2007 and 2009, which primarily included prime and near-prime automobile loan contracts. In 2014, the sponsor began to sponsor securitizations backed by automobile lease assets under its GM Financial Automobile Leasing Trust, or GMALT, program, and in 2017, the sponsor began to sponsor securitizations backed by prime automobile loan contracts under its GM Financial Consumer Automobile Receivables Trust, or GMCAR, program.

Each of the sponsor’s previous securitizations of dealer floorplan receivables had a similar legal structure to the current transaction. The sponsor served as and, with respect to the outstanding transactions, continues to serve as, servicer on each transaction. [The sponsor has never received a demand to repurchase or replace any receivable backing the asset-backed notes offered in this program due to a breach of representations made about the receivables.] Repurchases of receivables due to the sponsor’s discovery of a breach of representations have been immaterial in this program. [None of the asset-backed securities offered in this program have experienced any losses or events of default and the sponsor has never taken any action out of the ordinary in any transaction to prevent losses or events of default.]

The Trust Property

The primary asset of the issuing entity is a revolving pool of receivables originated in accounts established by GM Financial with motor vehicle dealers that have been designated to the issuing entity from GM Financial’s dealer floorplan portfolio. The receivables represent GM Financial’s rights to receive payments from dealers for financing of the dealers’ new and used vehicle inventory.

Each designated account and each receivable must meet specified eligibility criteria. Under the Indenture, the issuing entity has granted a security interest in the trust property to the indenture trustee for the benefit of all noteholders, including noteholders of the Series 20    -     Notes. Any proceeds of the trust property will be distributed according to the Indenture.

From time to time after the closing date, the depositor may designate, or may be required to designate, Additional Accounts (as defined in the Glossary) to the issuing entity and in this case, the existing and future receivables of these Additional Accounts will be sold to the issuing entity, so long as certain conditions are satisfied. From time to time, Eligible Accounts (as defined in the Glossary) may be redesignated and the receivables in those accounts may be reassigned to the depositor. In addition, the depositor will be required to redesignate certain accounts if they are not Eligible Accounts. The redesignation of accounts is subject to the satisfaction of certain conditions.

The Receivables

Eligibility Criteria for Receivables

The receivables arise from time to time in connection with dealer floorplan accounts that have been selected from the sponsor’s portfolio of dealer floorplan accounts based on eligibility criteria described below and designated to the issuing entity. The receivables represent the sponsor’s rights to receive payments from dealers for financing their vehicle inventory.

An eligible receivable is one that:

•	was originated or acquired by GM Financial in the ordinary course of business;

•

at the time of transfer thereof to the depositor under the Receivables Purchase Agreement, was owned by GM Financial, free and clear of all liens arising at any time, other than certain permitted liens;

•

is secured by a perfected first priority security interest (other than with respect to tax liens, mechanics’ liens, carrier liens and other liens that arise by operation of law) in the related floorplan financed vehicle;

•

is the subject of a valid sale and assignment from GM Financial to the depositor and the depositor to the issuing entity of all GM Financial’s and the depositor’s respective rights and interest in the receivable, including all related security and all related proceeds;

•

has been created in compliance with all requirements of applicable law and pursuant to the applicable floorplan financing agreement, which floorplan financing agreement complies in all respects with all applicable law with respect to any party thereto;

•	as to which GM Financial and the depositor, as applicable, have obtained all material consents and governmental authorizations required to be obtained by them in connection with:

•	the creation of the receivable, the transfer of the receivables to the depositor and then to the issuing entity and the pledge of the receivable to the indenture trustee;

•

if applicable, GM Financial’s execution, delivery and performance of the related sales and service agreement, and/or GM Financial’s execution, delivery and performance of the related floorplan financing agreement;

•	as to which the issuing entity will at all times have good and marketable title, free and clear of all liens arising at any time, other than permitted liens;

•

will at all times be the legal and assignable payment obligation of the related motor vehicle dealer, enforceable against the dealer in accordance with its terms, except as enforceability may be limited by applicable bankruptcy or other similar laws;

•	is not subject to any right of rescission, setoff or any other defense of the related dealer, including defenses arising out of violations of usury laws;

•	as to which GM Financial and the depositor, as applicable, have satisfied in all material respects all of their obligations relating to each receivable required to be satisfied by them;

•

as to which neither GM Financial nor the depositor, as applicable, has taken or failed to take any action that would materially impair the rights of the issuing entity or the indenture trustee in the receivable;

•

constitutes either an “instrument,” “account,” “chattel paper,” a “general intangible” or a “payment intangible,” each as defined in Article 9 of the Uniform Commercial Code as in effect in the applicable jurisdiction;

•	is payable in U.S. dollars; and

•	arose in an Eligible Account (as defined in the “Glossary”).

Designation of Accounts

The designated accounts themselves are not sold or transferred to the depositor or the issuing entity when the receivables arising under them are sold by GM Financial to the depositor and then transferred by the depositor to the issuing entity. GM Financial continues to own the designated accounts after their designation to the issuing entity and remains obligated to make all related advances to the dealers under the related floorplan financing agreements. Receivables that arise in connection with an account that has been designated to the issuing entity will generally be transferred automatically to the depositor, and then by the depositor to the issuing entity, immediately upon their creation.

The accounts that are designated to the issuing entity may change over time. The depositor may designate additional Eligible Accounts to the issuing entity at any time and may also in certain circumstances be required to designate additional Eligible Accounts to the issuing entity in order to maintain the pool balance of the issuing entity at required levels. Accounts may also be redesignated from the issuing entity from time to time. The receivables that arose under a redesignated account and that are owned by the issuing entity at the time of the redesignation may either be repurchased from the issuing entity by the depositor (and from the depositor by GM Financial) on the date the account is redesignated or remain owned by the issuing entity, as further described under “Description of the Notes — General.”

Designation of Additional Accounts

If, on the last day of any collection period, the Adjusted Pool Balance (as defined in the “Glossary”) on such day is less than the Required Participation Amount on such day, then the depositor shall, by the distribution date following the last day of such collection period, either (i) designate additional Eligible Accounts as additional accounts such that, after giving effect to the transfer to the issuing entity on the applicable addition date of all receivables (and the related security) arising in connection with such additional accounts, the Adjusted Pool Balance at the close of business on such addition date will be at least equal to the Required Participation Amount as of the last day of such collection period or (ii) deposit into the excess funding account in immediately available funds the amount by which the Adjusted Pool Balance is less than the Required Participation Amount as of the last day of such collection period. The depositor must satisfy the conditions stated below in designating such additional accounts and transferring the related receivables to the issuing entity. The failure of the depositor to transfer receivables (and the related security) in connection with any additional account to the issuing entity solely as a result of the unavailability of a sufficient amount of receivables will not constitute a breach of the Transfer and Servicing Agreement; provided, however, that any such failure may nevertheless result in the occurrence of an early amortization event.

The depositor may, from time to time, at its sole discretion and subject to the conditions stated below, designate additional Eligible Accounts as additional accounts and transfer to the issuing entity the receivables (and the related security) arising in connection with such additional accounts. If (i) the aggregate number of additional accounts designated by the depositor in any calendar quarter or the aggregate amount of principal receivables arising in connection with such additional accounts as of the related additional cutoff dates in such calendar quarter exceeds 10% of the number of all designated accounts or 10% of the aggregate amount of all principal receivables, respectively, as of the first day of such calendar quarter, or (ii) the aggregate number of additional accounts designated by the depositor in any calendar year or the aggregate amount of principal receivables arising in connection with such additional accounts as of the related additional cutoff dates in such calendar year exceeds 20% of the number of all designated accounts or 20% of the aggregate amount of all principal receivables, respectively, as of the first day of such calendar year, then notice of such designations of additional accounts must be given to each NRSRO then hired to rate the issuing entity’s notes.

On or before the related addition date each of the following conditions shall be satisfied:

•	the servicer shall provide to the issuing entity, the indenture trustee and, if applicable, each NRSRO then hired to rate the issuing entity’s notes, timely notice of such additional accounts;

•

the depositor shall deliver to the issuing entity a duly executed written assignment (including an acceptance by the issuing entity and the servicer) along with the applicable additional account schedule;

•	the depositor shall deliver (or cause to be delivered) to the servicer all collections with respect to such additional accounts for all dates of processing after the additional cutoff date;

•

the depositor shall represent and warrant that (i) each such additional account is an Eligible Account as of the additional cutoff date, (ii) no selection procedures reasonably believed by the depositor to be adverse to the interests of the noteholders were used in selecting such additional accounts, (iii) the additional account schedule delivered pursuant to the second bullet above is true and correct in all material respects as of the additional cutoff date, (iv) as of each of the notice date and the addition date, none of the seller, the depositor or the servicer is insolvent or will be made insolvent by the transfer contemplated by the related addition notice and none of them is aware of any events or circumstances that could reasonably be expected to lead to its insolvency and (v) the addition of the receivables arising in connection with such additional accounts will not, in the reasonable belief of the depositor, cause an early amortization event to occur; and

•

the depositor shall deliver to the issuing entity and the indenture trustee an officer’s certificate confirming, to the best of such officer’s knowledge, the satisfaction of each of the conditions set forth in the first through fourth bullets above.

Redesignation of Accounts Without Removal of Receivables

On any date, the depositor has the right to redesignate one or more accounts as redesignated accounts and cease transferring to the issuing entity receivables and the related security arising in such redesignated accounts after the redesignation date. To do so, the depositor (or the servicer on its behalf) shall take the following actions and make the following determinations:

•

not less than [five] business days prior to the redesignation date, deliver to the issuing entity, the servicer (if the servicer is not GM Financial), the indenture trustee [and each NRSRO then hired to rate the issuing entity’s notes] a written notice specifying the accounts to be designated as redesignated accounts and the applicable redesignation date;

•

on or prior to the date that is [five] business days after the redesignation date, deliver to the indenture trustee a computer file or written list containing a true and complete list of the redesignated accounts and specifying for each such redesignated account, as of the redesignation date, its account number and the aggregate amount of principal receivables outstanding in such redesignated account;

•	from and after such redesignation date, cease to transfer to the issuing entity any and all receivables arising in such redesignated accounts;

•

from and after such redesignation date, allocate all principal collections received on any receivables relating to each such redesignated account until the determination date on which the amount of the remaining principal receivables owned by the issuing entity is reduced to zero, or the removal date;

•

on each business day from and after such redesignation date to and until the related removal date, allocate (a) to the issuing entity, all interest collections in respect of each redesignated account on the basis of the ratio of the principal receivables owned by the issuing entity in connection with such redesignated account on the date of determination to the total amount of principal receivables in connection with such redesignated account on such date of determination and (b) to the depositor the remainder of the interest collections in respect of each such redesignated account;

•

the redesignation of any such account on the redesignation date will not, in the reasonable belief of the depositor, cause an early amortization event to occur or cause the Adjusted Pool Balance to be less than the Required Participation Amount;

•	no selection procedures reasonably believed by the depositor to be materially adverse to the interests of the noteholders were used in selecting the redesignated accounts;

•	the redesignation notice delivered pursuant to the first bullet above is true and correct in all material respects as of its date; and

•

deliver to the issuing entity and the indenture trustee an officer’s certificate confirming, to the best of such officer’s knowledge, the satisfaction of each of the conditions set forth in the sixth through eighth bullets above.

Redesignation of Accounts With Removal of Receivables

If, as of the close of business as of the last day of any collection period, the Adjusted Pool Balance is greater than the Required Participation Amount as of the related distribution date (after giving effect to the allocations, distributions, withdrawals and deposits to be made on such distribution date), then the depositor may redesignate one or more accounts as redesignated accounts and cause the issuing entity to reassign the then existing receivables in such redesignated accounts to the depositor, without any consideration therefor in the manner described below; provided, however, that no more than one such redesignation of accounts and reassignment of receivables may occur during any calendar month. To so redesignate accounts and cause the issuing entity to reassign the removed receivables, the depositor (or the servicer on its behalf) shall take the following actions and make the following determinations:

•

not less than [five] business days before the removal and reassignment date furnish a written notice to the issuing entity, the servicer (if the servicer is not GM Financial), the indenture trustee [and each NRSRO then hired to rate the issuing entity’s notes] specifying the redesignated accounts and the balance of the then existing principal receivables in such redesignated accounts which are to be reassigned from the issuing entity to the depositor and the date on which such designation of redesignated accounts and reassignment of such removed receivables is to occur;

•

on or prior to the date that is [five] business days after the removal and reassignment date, deliver to the indenture trustee a computer file or written list containing a true and complete list of the redesignated accounts and specifying for each such redesignated account, as of the removal and reassignment date, its account number and the aggregate amount of principal receivables outstanding in such redesignated account;

•	from and after the removal and reassignment date, cease to transfer to the issuing entity any and all receivables arising in such redesignated account;

•

deliver an officer’s certificate confirming, to the best of such officer’s knowledge, that (i) the list described in the second bullet above, as of the removal and reassignment date, is true and complete in all material respects, (ii) such reassignment will not, in the reasonable belief of the depositor, cause an early amortization event to occur or cause the Adjusted Pool Balance to be less than the Required Participation Amount after giving effect to such reassignment and (iii) no selection procedures reasonably believed by the depositor to be materially adverse to the interests of the noteholders were used in selecting the redesignated accounts; and

•	the Rating Agency Condition (as defined below) shall have been satisfied with respect to such removal of receivables and redesignation of accounts.

Rating Agency Condition means, with respect to any action, that (i) each engaged NRSRO has received notice of such action within ten (10) days of such action and no engaged NRSRO has informed the indenture trustee or the owner trustee that such action might or could result in the withdrawal or reduction of the then existing rating of any outstanding series or class of notes, or (ii) each engaged NRSRO has notified the depositor, the servicer, the issuing entity and the indenture trustee in writing that such action will not result in a reduction or withdrawal of the then existing rating of any outstanding series or class of notes rated by such engaged NRSRO.

Composition of the Receivables Pool

The following information relates to the issuing entity’s portfolio of dealer floorplan receivables originated in accounts designated to the issuing entity. Because the designated accounts and the receivables will change over time, the following information is not necessarily indicative of the composition of the trust portfolio on any date other than the statistical calculation date.

On the statistical calculation date, the accounts designated to the issuing entity and the receivables owned by the issuing entity had the following characteristics:

Number of Accounts
Total Principal Balance of Receivables Outstanding(1)
Average Principal Balance Outstanding (per Account)(1)

Minimum Principal Balance of Receivables Outstanding in an Account(1)(2)
Maximum Principal Balance of Receivables Outstanding in an Account(1)
New Vehicles as a Percentage of Total Principal Balance of Receivables Outstanding(3)
Used Vehicles as a Percentage of Total Principal Balance of Receivables Outstanding(3)
Other Vehicles(4) as a Percentage of Total Principal Balance of Receivables Outstanding(3)
Average Credit Line
Largest Credit Line
Weighted Average Spread (Under)/Above Prime Rate(5)
Total Principal Balance of Receivables Outstanding as a Percentage of Total Credit Lines(1)
Number of Receivables Outstanding 0-120 days
Total Principal Balance of Receivables Outstanding 0-120 days (3)
% of Total Principal Balance of Receivables Outstanding(3)
Number of Receivables Outstanding 121-180 days
Total Principal Balance of Receivables Outstanding 121-180 days (3)
% of Total Principal Balance of Receivables Outstanding(3)
Number of Receivables Outstanding 181-270 days
Total Principal Balance of Receivables Outstanding 181-270 days(3)
% of Total Principal Balance of Receivables Outstanding(3)
Number of Receivables Outstanding more than 270 days
Total Principal Balance of Receivables Outstanding more than 270 days(3)
% of Total Principal Balance of Receivables Outstanding(3)

(1)	Principal Balance of Receivables is net of the cash management account balance.
(2)	Excludes designated accounts with a zero balance.
(3)	Principal Balance of Receivables is gross of the cash management account balance.
(4)	Consisting of fleet receivables and daily rentals.
(5)	An immaterial number of designated accounts accrue interest based on LIBOR rather than the prime rate.

The following tables show the geographic distribution and account balance distribution of the trust portfolio on the statistical calculation date. The percentages in the following tables may not sum to 100.0% due to rounding.

Geographic Distribution of the Trust Portfolio

State(1)	Principal Balance(2)	Percentage of Total Principal Balance	Number of Designated Accounts	Percentage of Total Number of Designated Accounts

Total

(1)	Based on the location of the related dealer showroom.
(2)	Principal Balance of Receivables is net of the cash management account balance.
(3)	No other state represents more than 5.0% of the Principal Balance of Receivables owned by the issuing entity.

Account Balance Distribution of the Trust Portfolio

Range of Account Balances	Principal Balance(1)	Percentage of Total Principal Balance	Number of Designated Accounts	Percentage of Total Number of Designated Accounts
$999,999.99 or lower
$1,000,000.00 to $2,499,999.99
$2,500,000.00 to $4,999,999.99
$5,000,000.00 to $7,499,999.99
$7,500,000.00 to $9,999,999.99
$10,000,000.00 to $14,999,999.99
$15,000,000.00 or higher

Total

(1)	Principal Balance of Receivables is net of the cash management account balance.

Static Pool Information About the Trust Portfolio

The following tables show the loss experience, monthly payment rates, age distribution and dealer risk rating group distribution for the trust portfolio.

Loss Experience of the Trust Portfolio

(dollars in millions)

	Three months ended ,		Year ended December 31,
	20	20	20	20	20	20	20
Average principal balance(1)
Net losses (recoveries)
Net losses/average principal balance

(1)

Principal balances are net of the cash management account balance. Average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated.

Monthly Payment Rates of the Trust Portfolio

	Three months ended ,		Year ended December 31,
	20	20	20	20	20	20	20
Highest Month
Lowest Month
Average Months in the Period

Age Distribution of the Trust Portfolio(1)

	As of ,		Year ended December 31,
Days Outstanding	20	20	20	20	20	20	20
0 – 120
121 – 180
181 – 270
Over 270

(1)

Age distribution is the number of days that each receivable has been financed by GM Financial, expressed as a percentage of the total principal balance (gross of the cash management account balance) of the receivables in the trust portfolio as of the indicated date.

Dealer Risk Rating Group Distribution of the Trust Portfolio(1)(2)

Dealer Risk Rating Group	As of ,
	20		20
	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance
Tier I
Tier II
Tier III
Tier IV

Dealer Risk Rating Group	Year ended December 31,
	20		20		20		20		20
	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance
Tier I
Tier II
Tier III
Tier IV

(1)	Principal balances are gross of the cash management account balance.
(2)

Effective January 1, 2020, GM Financial updated its commercial risk model and its risk rating categories in North America. Prior to January 2020, GM Financial assigned to each dealer a risk rating of “A,” “B,” “C,” or “D,” corresponding to strong, acceptable, marginal or poor financial and operating performance, respectively, or “SM,” representing a dealer that warranted special mention due to elevated risk. Additionally, GM Financial assigned a risk rating of “Substandard,” “Doubtful” or “Loss” to non-performing dealers that represented significant risk and a higher probability of loss. See “The Sponsor’s Dealer Floorplan Financing Business—Dealer Risk Rating.”

Depositor Review of Trust Portfolio

In connection with the offering of the notes, the depositor has performed a review to determine the accuracy of the disclosures made regarding the trust portfolio of receivables and the accounts designated to the issuing entity in order to provide reasonable assurance that the disclosure regarding the trust portfolio is accurate in all material respects under Rule 193 of the Securities Act. Based on the various aspects of the review that are described in greater detail below, the depositor has determined that it has reasonable assurance that all disclosure regarding the trust portfolio that is contained in this prospectus is accurate in all material respects.

The depositor consulted with, and was assisted by, responsible personnel of the sponsor in performing the review. In addition to internally conducted reviews, the depositor engaged a third party to assist in certain components of the review. The depositor determined the nature, extent and timing of the review and level of assistance provided by the third party. In addition, the depositor assumes the responsibility for the review and the findings and conclusions of the review and attributes all findings and conclusions to itself. The review performed consisted of:

[to be updated]

All of the systems utilized by the sponsor or depositor that are described above and all of the internal reviews and oversight that are described above as being performed by personnel of the sponsor or depositor will also be utilized to ensure the accuracy of the disclosure made in this prospectus as it relates to additional receivables that may be included in the trust portfolio and additional accounts that may be designated to the issuing entity.

Representations About Receivables and Accounts

The sponsor and the depositor each make representations and warranties regarding the receivables and the accounts pursuant to the Receivables Purchase Agreement and the Transfer and Servicing Agreement, respectively. These representations and warranties pertain to specific aspects of the receivables and the accounts, including the security interests in the receivables; eligibility of the receivables and the accounts; good and marketable title to the receivables; the accuracy of information furnished regarding accounts; and others. Upon the breach of certain of these representations or warranties by the sponsor or the depositor that materially and adversely affects a receivable, the depositor will be obligated to accept reassignment of such receivable and the sponsor will, in turn, be obligated to repurchase such receivable.

Certain of the representations and warranties that the sponsor and the depositor will make about the receivables are subject to important qualifications or limitations, such as knowledge qualifiers, or relate to actions taken by a third-party. Therefore, the sponsor and the depositor may not be able to independently verify the facts underlying certain of the representations and warranties that they make with respect to the receivables.

The servicer has covenanted to service the receivables and the accounts in accordance with the standards set forth in the Transfer and Servicing Agreement. Those covenants include the servicer’s obligations (i) regarding compliance with requirements of law relating to the servicing of the receivables and the accounts, (ii) not to permit any rescission or cancellation of a receivable except as ordered by a court of competent jurisdiction or other governmental authority, (iii) to take no action or omit to take any action that would impair the rights or interest of the noteholders in the receivables and (iv) not to create, or allow to be created, any lien on the receivables other than the liens created under the transaction documents. If any of the foregoing covenants is breached with material adverse effect on a receivable, then the servicer will be obligated to repurchase the affected receivable from the issuing entity.

Description of the Notes

The issuing entity will issue the Series 20        -     Notes under the Indenture, as supplemented by the Series 20        -     Indenture Supplement (as defined in the Glossary). The following summary describes certain terms of the Series 20        -     Notes, the Indenture and the Series 20        -     Indenture Supplement. The summary does not purport to be complete and is subject to all the provisions of the Series 20        -     Notes, the Indenture and the Series 20        -     Indenture Supplement.

Neither the Indenture nor any indenture supplement limits the aggregate principal amount of notes that may be issued by the issuing entity and outstanding at any time.

General

The issuing entity will generally pay interest on the Series 20        -     Notes primarily from Series 20        -     Available Interest Amounts (as defined in the Glossary) and from Reallocated Principal Collections (as defined in “Deposit and Application of Funds—Application of Available Amounts—Series 20        -     Available Interest Amounts” below). The issuing entity will generally pay principal of the Series 20        -     Notes from Series 20        -     Available Principal Amounts, after giving effect to all allocations and reallocations, as described under “Deposit and Application of Funds — Application of Available Amounts.” If those sources of payments, together with any shared excess interest amounts, any shared excess principal amounts and, subject to certain conditions, amounts on deposit in the reserve account, are not sufficient to make all required payments on the Series 20        -     Notes, Series 20        -     Noteholders will have no recourse to any other assets of the Issuing Entity or any other person or entity (other than as described below under “— Excess Funding Account” and under “Deposit and Application of Funds — Shared Excess Interest Amounts” and “Deposit and Application of Funds — Shared Excess Principal Amounts”) for the payment of interest on or principal of the Series 20        -     Notes.

The servicer will apply, or cause the indenture trustee to apply, the Series 20        -     Available Interest Amounts, together with other amounts specified herein, to pay interest on the Series 20        -     Notes and to cover charge-offs on Defaulted Receivables (as defined in the Glossary) that are allocable to Series 20        -    . The Series 20        -     Available Interest Amounts include those Interest Collections (as defined in the Glossary) and certain other amounts that are allocable to the Series 20        -     Invested Amount (as defined in the Glossary) and the Series 20        -     Overcollateralization Amount (as defined in the Glossary). If any interest that is due and payable on the Series 20        -     Notes remains unpaid after applying Series 20        -     Available Interest Amounts, the remaining interest will be paid from Shared Excess Interest Amounts (as defined in the Glossary) available for the Series 20        -     Notes from other series of notes in Excess Interest Sharing Group [            ] (as defined in the Glossary) and from amounts on deposit in the reserve account. If any interest shortfall still remains after applications of those amounts, Reallocated Principal Collections (but not in an amount that exceeds the Series 20        -     Overcollateralization Amount at that time) will be used to cover the balance of such remaining interest shortfall.

During the revolving period for a series, the invested amount of the notes of that series will remain constant, except under limited circumstances. The pool balance, however, may vary each day as new principal receivables are created and others are paid off, charged off as uncollectible or otherwise adjusted and as the balance credited to the cash management account fluctuates due to re-advances of amounts on deposit therein. In addition, the pool balance will increase when new receivables are generated in existing designated accounts and when receivables arising in connection with additional accounts are transferred to the issuing entity, and will decrease when the depositor redesignates an account if the depositor elects to remove the related receivables from the issuing entity in connection with that redesignation. Therefore, the value of the transferor interest will fluctuate each day, to reflect the changes in the amount of the pool balance relative to the aggregate invested amounts of all outstanding notes. When a series or class of notes is in an amortization period or accumulation period, the invested amount of that series or class will decline as the portion of principal receivables that are allocable to that series or class are collected and either distributed to the noteholders during the related amortization period or deposited into an accumulation account during the related accumulation period. The value of the transferor interest may also be reduced from time to time as the result of new issuances of notes.

After the Revolving Period (as defined below under “—Principal of the Series 20        -     Notes”) has ended, the servicer will apply, or will cause the indenture trustee to apply, the Series 20        -     Available Principal Amounts (as defined in the Glossary) to pay principal to the Series 20        -     Noteholders or, during the Accumulation Period (as defined under “—Principal of the Series 20        -     Notes” below), to accumulate a portion of allocated Principal Collections (as defined in the Glossary) for future payments of principal to the Series 20        -     Noteholders. Under some circumstances, Shared Excess Principal Amounts (as defined in the Glossary) available from one or more other series of notes in Excess Principal Sharing Group [            ] (as defined in the Glossary) that are not then needed by those series will be allocated to other series. Series 20        -    ‘s share of funds on deposit in the excess funding account may also be available to fund these principal payments or accumulations.

It is possible that the principal amount of a receivable may be reduced because of a rebate to the related dealer, a billing error, returned merchandise or certain other similar non-cash items. If this occurs, the pool balance will be reduced by the amount of the adjustment and the value of the transferor interest will be correspondingly reduced. Furthermore, if, as of the last day of any collection period, any reduction in the pool balance causes the Adjusted Pool Balance to fall below the Required Participation Amount as of the last day of such collection period, the depositor will be required to contribute additional receivables to the issuing entity or deposit funds to the excess funding account in an amount equal to such deficiency, and amounts otherwise distributable to the depositor on such day will be applied to such excess funding account deposit. In addition, GM Financial is obligated to pay to the depositor an amount equal to any reduction in the principal amount of any receivable because of a rebate to the dealer, billing error, returned merchandise or certain other non-cash items, in each case to the extent necessary to cause the Adjusted Pool Balance to exceed the Required Participation Amount, and the depositor is obligated to make a corresponding payment to the issuing entity.

Interest on the Series 20        -     Notes

Interest on the principal amount of each class of Series 20        -     Notes will accrue at the related per annum rate that is set forth on the front cover hereof with respect to that class of Series 20        -     Notes, and will be payable to the related Series 20        -     Noteholders monthly on the 15th day of each month (or if that 15th day is not a business day, the next following business day), commencing on                          , 20        . The benchmark used to determine the interest rate for the Class A-2 Notes will be determined as described below under “—Floating Rate Benchmarks.” The Series 20        -     Notes will accrue interest on the basis of a 360-day year consisting of twelve 30-day months from and including the 15th day of the prior month (or the closing date, for the first distribution date) to but excluding the 15th day of the current month. Interest due but not paid on any Series 20        -     Note on any distribution date will be due on the next distribution date, together with interest on that amount at the related interest rate for such Series 20        -     Note, to the extent permitted by applicable law.

Interest payments on the Series 20        -     Notes will be made out of that portion of the Interest Collections on the receivables that is allocated to the Series 20        -     Notes, Shared Excess Interest Amounts available to be applied to cover any interest shortfall, amounts on deposit in the reserve account and Reallocated Principal Collections (not to exceed the Series 20        -     Overcollateralization Amount), or as otherwise provided in this prospectus.

[Floating Rate Benchmarks

General

Interest on the [Class A-2 Notes] will accrue at a floating rate based on a benchmark, which will initially be one-month [LIBOR][SOFR], plus a spread, but will be replaced by the Benchmark Replacement following the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date as described below under “—Benchmark Transition Event.”

[Determination of LIBOR

Pursuant to the Indenture, the indenture trustee, as calculation agent, will determine LIBOR on                     , 20     for purposes of calculating the interest rate for the Floating Rate Notes, for the period from the closing date to the first distribution date, and, for each interest period thereafter, on the second London business day prior to the distribution date on which such interest period begins, each, a LIBOR determination date. For purposes of calculating LIBOR, a London business day means a day on which banking institutions in the City of London, England are not required or authorized by law to be closed. [References to LIBOR may be replaced by another benchmark rate adopted by the market in replacement of LIBOR.]

LIBOR means the rate for deposits in U.S. Dollars for a period equal to one month, which appears on the Reuters Screen LIBOR01 Page (or any replacement page) as of 11:00 a.m., London time, on the related LIBOR determination date. If such rate does not appear on the Reuters Screen LIBOR01 Page, the rate for that interest period will be determined on the basis of the rates at which deposits in U.S. Dollars are offered by any four major banks in the London interbank market selected by the calculation agent with the approval of the servicer to provide such bank’s offered quotation of such rates at approximately 11:00 a.m., London time, on the related LIBOR determination date to prime banks in the London interbank market for a period of one month, commencing on the first day of such interest period and in a principal amount of at least U.S.$1,000,000. The indenture trustee, as calculation agent, will request the principal London office of each of those four banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for that interest period will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that interest period will be the arithmetic mean of the rates quoted by major banks in New York City selected by the indenture trustee, as calculation agent, with the approval of the servicer, at approximately 11:00 a.m., New York City time, on the LIBOR determination date with respect to such interest period for loans in U.S. Dollars to leading European banks for a period equal to one month, commencing on the first day of such interest period and in a principal amount of at least U.S.$1,000,000; provided, however, that if the banks selected by the indenture trustee, as calculation agent, with the approval of the servicer, are not quoting rates as mentioned in this sentence, LIBOR for such interest period will be the same as LIBOR for the immediately preceding interest period.

The Reuters Screen LIBOR01 Page is the display designated on the Reuters service (or the successor display page, other published source, information vendor or provider that has been officially designated by Reuters).]

[Determination of SOFR

Pursuant to the Indenture, the indenture trustee, as calculation agent, will determine LIBOR on                     , 20         for purposes of calculating the interest rate for the Floating Rate Notes, for the period from the closing date to the first distribution date, and, for each interest period thereafter, [                    ]. For purposes of calculating SOFR, the term “business day” means any day except for a Saturday, a Sunday or a day on which SIFMA recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Floating Rate Notes indexed to SOFR will accrue interest based on Compounded SOFR or Term SOFR. Compounded SOFR for a determination date will be the one-month compounded average of SOFR published for such determination date as such rate appears on the FRBNY’s Website at [3:00 p.m.] (New York time); provided, that if such rate does not so appear, Cmpounded SOFR for a determination date will be the one-month compounded average of SOFR as published in respect of the most recent business day for which such rate was published on the FRBNY’s Website.

If Term SOFR becomes available in the future, subject to operational, administrative and technical feasibility as determined by the servicer in its discretion, Floating Rate Notes accruing interest based on Compounded SOFR will transition to accruing interest based on Term SOFR. The servicer may in its discretion make Benchmark Replacement Conforming Changes in connection with any such transition.

Benchmark Transition Event

If, notwithstanding the provisions above under “—Determination of [LIBOR][SOFR],” the servicer determines, in its sole discretion, that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the determination date of the then-current benchmark, the Benchmark Replacement will replace the then-current benchmark for all purposes relating to the [Class A-2 Notes] in respect of such determination on such date and all determinations on all subsequent dates; provided that the servicer may delay the date on which the Benchmark Replacement will apply to a date not later than the first day of the second occurring full Interest Period following the related Benchmark Replacement Date. However, if the initial Benchmark Replacement is any rate other than Term SOFR and the servicer later determines that Term SOFR can be determined, Term SOFR will become the new Unadjusted Benchmark Replacement and will, together with a new Benchmark Replacement Adjustment for Term SOFR, replace the then-current benchmark on the next benchmark determination date for Term SOFR. If the servicer does not provide a Benchmark Replacement for the Interest Period after the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, then, for purposes of calculating the interest rate on the [Class A-2 Notes] for that Interest Period, the Benchmark will be the same as LIBOR for the immediately preceding Interest Period. For the avoidance of doubt, none of the Trustee, the Trust Collateral Agent, or the calculation agent, in any capacity, will have any obligation to determine whether a Benchmark Transition Event or Benchmark Replacement Date has occurred, or to identify a Benchmark Replacement.

A Benchmark Transition Event means the occurrence of one or more of the following events with respect to the then-current benchmark:

(1) a public statement or publication of information by or on behalf of the administrator of the benchmark announcing that such administrator has ceased or will cease to provide the benchmark, permanently or indefinitely; provided, that, at the time of such statement or publication, there is no successor administrator that will continue to provide the benchmark;

(2) a public statement or publication of information by the regulatory supervisor for the administrator of the benchmark, the central bank for the currency of the benchmark, an insolvency official with jurisdiction over the administrator for the benchmark, a resolution authority with jurisdiction over the administrator for the benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the benchmark, which states that the administrator of the benchmark has ceased or will cease to provide the benchmark permanently or indefinitely; provided, that, at the time of such statement or publication, there is no successor administrator that will continue to provide the benchmark; or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of the benchmark announcing that the benchmark is no longer representative of the underlying market or economic reality or may no longer be used.

Benchmark Replacement Date means:

(1) in the case of clause (1) or (2) of the definition of Benchmark Transition Event, the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the benchmark permanently or indefinitely ceases to provide the benchmark; or

(2) in the case of clause (3) of the definition of Benchmark Transition Event, the date of the public statement or publication of information referenced therein.

The Benchmark Replacement will be the first alternative set forth in the order below that can be determined by the servicer as of the Benchmark Replacement Date:

(1) the sum of (a) Term SOFR and (b) the Benchmark Replacement Adjustment;

(2) the sum of (a) Compounded SOFR and (b) the Benchmark Replacement Adjustment;

(3) the sum of (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment; and

(4) the sum of (a) the alternate rate of interest that has been selected by the servicer in its reasonable discretion as the replacement for the then-current benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment.

SOFR is the secured overnight financing rate published by the Federal Reserve Bank of New York. Term SOFR means the forward-looking term rate for the applicable Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body. The Corresponding Tenor will be a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current benchmark.

Compounded SOFR means, for any interest period, the compounded average, in arrears, of the SOFRs for each day of such interest period, as determined on the benchmark determination date for such interest period, with the rate, or methodology for this rate, and conventions for this rate (which will include a five business day suspension period as a mechanism to determine the interest amount payable prior to the end of each interest period, such that the SOFR on the benchmark determination date will apply for each day in the interest period following the benchmark determination date) being established by the servicer in accordance with:

(1) the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining Compounded SOFR; or

(2) if, and to the extent that, the servicer determines that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by the servicer in its reasonable discretion.

Benchmark Replacement Adjustment will be the first alternative set forth in the order below that can be determined by the servicer as of the Benchmark Replacement Date:

(1) the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement; and

(2) the spread adjustment (which may be a positive or negative value or zero) that has been selected by the servicer in its reasonable discretion for the replacement of the then-current benchmark with the applicable Unadjusted Benchmark Replacement.

Unadjusted Benchmark Replacement means the Benchmark Replacement excluding the Benchmark Replacement Adjustment. The Relevant Governmental Body is the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York, or any successor thereto.

In connection with the implementation of a Benchmark Replacement, the servicer will have the right from time to time to make Benchmark Replacement Conforming Changes, which are any technical, administrative or operational changes (including changes to the timing and frequency of determining rates, the process of making payments of interest and other administrative matters) that the servicer decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the servicer decides that adoption of any portion of such market practice is not administratively feasible or if the servicer determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the servicer determines is reasonably necessary).

Notice of the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, the determination of a Benchmark Replacement, the making of any benchmark conforming changes and the date of implementation of such Benchmark Replacement will be included in the servicer’s certificate. Notwithstanding anything in the transaction documents to the contrary, upon the inclusion of such information in the servicer’s report, the relevant transaction documents will be deemed to have been amended to reflect the new unadjusted Benchmark Replacement, Benchmark Replacement Adjustment and/or Benchmark Replacement Conforming Changes without further compliance with the amendment provisions of the relevant transaction documents.

Any determination, decision or election that may be made by the servicer in connection with a Benchmark Transition Event or a Benchmark Replacement as described above, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in the servicer’s sole discretion, and, notwithstanding anything to the contrary in the transaction documents, will become effective without consent from any other party. None of the servicer, the owner trustee, the trustee, the trust collateral agent, the calculation agent, the sponsor or the depositor will have any liability for any determination made by or on behalf of the servicer in connection with a Benchmark Transition Event or a Benchmark Replacement as described above, and each noteholder, by its acceptance of a note or a beneficial interest in a note, will be deemed to waive and release any and all claims against the servicer, the owner trustee, the trustee, the trust collateral agent, the calculation agent, the sponsor or the depositor relating to any such determinations.]

For more information about the tax treatment of the notes due to a Benchmark Transition Event, you should read “Material U.S. Federal Income Tax Consequences—Tax Characterization and Treatment of the Notes—Benchmark Transition Event.”

Principal of the Series 20        -     Notes

Principal payments to the Series 20        -     Noteholders are not scheduled to be made until the Series 20        -     Expected Final Distribution Date (as defined in the Glossary). Prior to that date, during the Revolving Period and then during the Accumulation Period, amounts otherwise allocated to make principal payments will be distributed or deposited as described below but will not be paid to the Series 20        -     Noteholders. However, if an Early Amortization Period (as defined in the Glossary) that is not terminated commences before the Series 20        -     Expected Final Distribution Date, then the issuing entity will begin making principal payments on the Series 20        -     Notes on the distribution date related to the collection period during which the Early Amortization Period begins.

On each distribution date that occurs prior to the end of the Revolving Period (including each distribution date that occurs during the period after an Early Amortization Period has commenced but has been terminated as described under “Deposit and Application of Funds — Early Amortization Events”), Series 20        -     Available Principal Amounts will not be used to pay principal of the Series 20        -     Notes but instead will be applied in the following priority:

(i)	as Shared Excess Principal Amounts to make principal payments for other series in Excess Principal Sharing Group [ ] that are in an early amortization or accumulation period;

(ii)	to the issuing entity, to reinvest in additional receivables, if required to purchase additional receivables on that date; and

(iii)	with certain limited exceptions described under “Deposit and Application of Payments—Allocation of Available Amounts” in this prospectus, to be paid to the holder of the transferor interest.

See “Deposit and Application of Funds — Application of Available Amounts” and “Deposit and Application of Funds — Allocation Percentages” for additional details.

The Revolving Period for the Series 20        -     Notes is the period beginning on the closing date and terminating on the earlier of (1) the Accumulation Period Commencement Date (as defined below); and (2) the day on which an Early Amortization Period commences. The Revolving Period, however, may under certain limited circumstances described under “Deposit and Application of Funds — Early Amortization Events,” recommence upon the termination of an Early Amortization Period.

Unless an Early Amortization Period has commenced and has not terminated as described herein, the Series 20        -     Notes will have an Accumulation Period that begins on the Accumulation Period Commencement Date and ends on the earlier of (1) the day on which an Early Amortization Period commences and (2) the last day of the collection period related to the Series 20        -     Expected Final Distribution Date. During that Accumulation Period, all or a portion of the Series 20        -     Available Principal Amounts will be deposited to an accumulation account on each distribution date as described below. Series 20        -     Available Principal Amounts for each collection period during the Accumulation Period will be distributed or deposited (but only to the extent such distribution or deposit has not already been made as described under “Deposit and Application of Funds — Series 20        -     Allocable Principal Collections” in this prospectus) in the following priority:

(i)

an amount equal to the lesser of (A) the Controlled Deposit Amount for such Distribution Date and (B) the Series 20        -     Invested Amount for such distribution date, will be deposited into the accumulation account;

(ii)

the balance of such Series 20        -     Available Principal Amounts not applied pursuant to clause (i) above will be treated as Shared Excess Principal Amounts available from Series 20        -     and applied to cover principal shortfall for other outstanding series in Excess Principal Sharing Group [            ];

(iii)

the balance of such Series 20        -     Available Principal Amounts not applied pursuant to clause (i) or (ii) above will be distributed to the issuing entity to be used by the issuing entity, to the extent necessary, to acquire receivables (if any) transferred to the issuing entity by the transferor pursuant to the Transfer and Servicing Agreement; and

(iv)

first, the balance of such Series 20        -     Available Principal Amounts not applied pursuant to clauses (i), (ii), or (iii) above will be distributed to the transferor, up to the amount required to repay the transferor for all outstanding amounts applied to cover principal shortfalls in respect of prior distribution dates for the Series 20        -     Notes; and second, to the holder of the transferor interest; provided, however, that if, on such distribution date, the Adjusted Pool Balance is less than the Required Participation Amount, then the indenture trustee shall deposit into the excess funding account from the amount that would otherwise have been distributed pursuant to this clause (iv) the amount of such insufficiency.

The Controlled Deposit Amount for each distribution date during the Accumulation Period will be set prior to the Accumulation Period Commencement Date at a level that is expected to cause an amount equal to the aggregate principal amount of the Series 20        -     Notes to be deposited to the accumulation account by the end of the Accumulation Period.

If Series 20        -     Available Principal Amounts for any distribution date are insufficient to make in full the deposit described at clause (i) above, then shared excess principal amounts for such distribution date from other outstanding series in Excess Principal Sharing Group [            ] will be deposited into the accumulation account to cover such insufficiency.

If Series 20        -     Available Principal Amounts and shared excess principal amounts for any distribution date are insufficient to make in full the deposit described at clause (i) above, then amounts otherwise allocable to the transferor in respect of the Transferor Percentage (as defined in the Glossary) of principal collections, up the amount of any such shortfall, will be applied to pay such shortfall to the extent available (solely to the extent that on or before the second business day preceding such distribution date, the transferor shall have notified the servicer and the indenture trustee that such amounts will be available for these purposes).

If Series 20        -     Available Principal Amounts, together with shared excess principal amounts for any distribution date and any Transferor Percentage of principal collections repurposed as described above, are insufficient to make in full the deposit described at clause (i) above, then the indenture trustee, acting in accordance with written instructions from the servicer, will withdraw from the excess funding account for deposit into the accumulation account the lesser of (x) the product of the Series 20        -     Allocation Percentage (as defined in the Glossary) and the amount on deposit in the excess funding account and (y) the amount of such insufficiency.

The Accumulation Period Commencement Date is scheduled for                      , 20     and the Accumulation Period is scheduled to be six months long. However, depending on the performance of the receivables owned by the issuing entity, the Accumulation Period Commencement Date may be delayed and the length of the Accumulation Period may be shortened, including to a single month. The issuing entity, acting directly or through the administrator, may elect to delay the Accumulation Period Commencement Date, which will thereby extend the Revolving Period and shorten the Accumulation Period, if it believes that it will be able to accumulate the entire amount necessary to repay the Series 20        -     Notes on the Series 20        -     Expected Final Distribution Date over that shorter period either (i) by reallocating Principal Collections otherwise allocable to other series of notes to make larger monthly deposits into the accumulation account over that shorter Accumulation Period or (ii) because the payment rate on the receivables will permit larger monthly deposits to the accumulation account for each month during a shortened Accumulation Period.

The Accumulation Period Commencement Date may be delayed only upon the satisfaction of the following conditions:

•

the issuing entity must deliver to the indenture trustee a certificate stating that the issuing entity believes that delaying the start of the Accumulation Period will not delay any payment of principal to Series 20        -     Noteholders;

•	the issuing entity and the sponsor must give ten days’ prior notice of the proposed Accumulation Period Commencement Date to the engaged NRSROs;

•

the Controlled Deposit Amount for each month during the shortened Accumulation Period must be increased so that the sum of all Controlled Deposit Amounts deposited to the accumulation account during the shortened Accumulation Period will equal the initial Series 20        -     Invested Amount on the Series 20        -     Expected Final Distribution Date;

•	the Accumulation Period must start no later than , 20 ; and

•

the issuing entity must make this election by no later than                      , 20     and, thereafter, the first business day of the collection period prior to the collection period in which the Accumulation Period is scheduled to begin.

If the issuing entity delays the start of the Accumulation Period and an Early Amortization Event (as defined under “Deposit and Application of Funds—Early Amortization Events” below) occurs, you may receive some of your principal later than you would have received it without a delay in the start of the Accumulation Period.

The issuing entity expects to accumulate the aggregate principal amount of the Series 20        -     Notes in the accumulation account so that it can repay the Series 20        -     Notes in full on the Series 20        -     Expected Final Distribution Date. If the aggregate principal amount of the Series 20        -     Notes is nonetheless not paid in full on the Series 20        -     Expected Final Distribution Date, then all accumulated amounts will be paid to the noteholders in order of seniority on that distribution date, an Early Amortization Period will begin and the Series 20        -     Notes will amortize during the Early Amortization Period. Other early amortization events that will also trigger the start of an Early Amortization Period are described under “Deposit and Application of Funds — Early Amortization Events.”

On each distribution date with respect to an Early Amortization Period, the Series 20        -     Noteholders will receive payments of principal, in order of seniority, but not in an aggregate amount that exceeds the Series 20        -     Invested Amount. Consequently, if the Series 20        -     Invested Amount is reduced and is not reinstated, any Series 20        -     Notes that have not yet received their full principal amount will suffer a loss. See “Deposit and Application of Funds — Reduction and Reinstatement of Series 20        -     Nominal Liquidation Amount.”

Excess Funding Account

The issuing entity is required to maintain an Adjusted Pool Balance (as defined in the Glossary) that is greater than or equal to the Required Participation Amount (as defined under “Deposit and Application of Funds — Required Participation Amount” below) at all times. To the extent that the Adjusted Pool Balance of all receivables owned by the issuing entity at any time is less than the Required Participation Amount, the issuing entity may fulfill this obligation by depositing amounts to the excess funding account, which increases the Adjusted Pool Balance. However, as described in “Deposit and Application of Funds — Early Amortization Events” below, an early amortization event will occur for Series 20        -     if for three consecutive determination dates, the amount on deposit in the excess funding account on each such determination date exceeds     % of the sum of the invested amounts of all outstanding series issued by the issuing entity.

The excess funding account is maintained in the name of the indenture trustee and is held by the indenture trustee for the benefit of the noteholders of all series issued by the issuing entity, including the Series 20        -     Noteholders. From time to time the indenture trustee will deposit into the excess funding account (i) amounts received from the depositor in lieu of its designating additional accounts to the issuing entity as required under the Transfer and Servicing Agreement, (ii) any other amounts received from the depositor for deposit to the excess funding account and (iii) any amounts required by the transaction documents to be withheld from distribution to the holder of the transferor interest for deposit to the excess funding account. To the extent that amounts are on deposit in the excess funding account, they will comprise a component of the Adjusted Pool Balance. If on any date the Adjusted Pool Balance exceeds the Required Participation Amount and amounts are on deposit in the excess funding account, the Indenture Trustee will, at the direction of the depositor, withdraw an amount up to such excess from the excess funding account and pay such excess to the holder of the transferor interest.

Amounts on deposit in the excess funding account shall be allocated among the series based on their respective series allocation percentages. On each distribution date, the indenture trustee will distribute funds in the excess funding account that are allocable to a series as follows:

•

If such series is in an accumulation period or controlled amortization period, the series’ allocable portion of the amount on deposit in the excess funding account will be available to cause the required amount to be deposited to the related accumulation account on each distribution date. The indenture trustee will deposit to that series’ accumulation account the lesser of (1) the series’ allocable portion of the amount on deposit in the excess funding account and (2) an amount equal to the excess of (i) the controlled deposit amount for such series and such distribution date over (ii) the sum of (a) the series available principal amounts for such series that are available on such distribution date to be deposited to the accumulation account for such series, (b) shared excess principal amounts that are available for such series on such distribution date to be deposited to the accumulation account for such series and (c) any other amounts specified that are available for such series on such distribution date to be deposited in the accumulation account for such series.

•

If such series is in an early amortization period, the series’ allocable portion of the amount on deposit in the excess funding account will be available to make payments to the noteholders of the related series in accordance with the related indenture supplement. The indenture trustee will make a principal payment on the related notes of the lesser of (1) the series’ allocable portion of the amount on deposit in the excess funding account and (2) an amount equal to the excess of (i) the invested amount of that series for such distribution date over (ii) the sum of (a) the series available principal amounts for such series on such distribution date, (b) shared excess principal amounts that are available for such series on such distribution date and (c) any other amounts that are available for such series on such distribution date.

The indenture trustee will generally invest funds on deposit in the excess funding account at the direction of the servicer in eligible investments. Those investments must mature on or before the business day preceding the next distribution date.

If at any time funds are on deposit in the excess funding account and the Adjusted Pool Balance is greater than the Required Participation Amount, then the amount of such excess may be withdrawn from the excess funding account and distributed to the holder of the transferor interest.

Servicing Compensation and Payment of Expenses

The servicer is entitled to receive a servicing fee each month for servicing the receivables owned by the issuing entity. For each distribution date, the portion of the servicing fee that is allocable to the Series 20        -     Notes and payable from the Series 20        -     Available Interest Amounts is the monthly servicing fee. The monthly servicing fee will be calculated in the manner described in the table under “—Fees and Expenses” below. The portion of the total servicing fee not allocable to any series is payable by the holder of the transferor interest and will be reimbursed to the servicer solely to the extent that Interest Collections allocated to the holder of the transferor interest are available therefor in accordance with the Transaction Documents.

The servicer will pay from its servicing compensation expenses incurred in connection with servicing the receivables, including payment of taxes imposed on the servicer and expenses incurred in connection with making distributions and providing reports to the Series 20        -     Noteholders and others.

The servicer may waive its right to receive the monthly servicing fee on any distribution date. On any distribution date on which the servicer waives the monthly servicing fee, the monthly servicing fee for that distribution date will be deemed to be zero. Any such waived monthly servicing fee will be reimbursed on a future distribution date solely to the extent of funds available therefor in accordance with the priority of payments set forth under “Deposit and Application of Funds — Application of Available Amounts.”

Fees and Expenses

Set forth below is a list of all fees and expenses payable on each distribution date out of Series 20        -     Available Interest Amounts and, if required, amounts on deposit in the reserve account for the related collection period.

Fee	General Purpose of the Fee	Monthly Amount
1. Monthly Servicing Fee:	Compensation to the servicer for services provided pursuant to the Transaction Documents.	One-twelfth of the product of 1.00% (or such lesser percentage as may be specified by the servicer) and the Series 20 - Nominal Liquidation Amount as of the close of business of the last day of the collection period preceding the collection period related to such distribution date (or, in the case of the first distribution date, the Series 20 - Nominal Liquidation Amount as of the cutoff date).

2. Indenture Trustee Fee:	Compensation to the indenture trustee in its capacity as indenture trustee for services provided pursuant to the Transaction Documents.	$417 monthly.

3. Owner Trustee Fee:	Compensation to the owner trustee for services provided pursuant to the Transaction Documents.	$354 monthly.

Optional Redemption

Under the Series 20        -     Indenture Supplement, the issuing entity will have the right, but not the obligation, to redeem the Series 20        -     Notes in whole, but not in part, on any day on or after the day on which the aggregate principal amount of the Series 20        -     Notes is reduced to 10% or less of the initial aggregate principal amount of the Series 20        -     Notes. If the issuing entity elects to redeem the

Series 20        -     Notes, it will give the servicer and the indenture trustee five (5) days’ prior written notice of the redemption. The redemption price of the Series 20        -     Notes for any distribution date is the sum (after giving effect to any deposits and distributions otherwise to be made on such distribution date) of (a) any accrued and unpaid fees, expenses and indemnity payments due to the indenture trustee and the owner trustee, plus (b) the aggregate outstanding principal amount of the Series 20        -     Notes on such distribution date, plus (c) plus accrued but unpaid interest on the Series 20        -     Notes at the applicable interest rate (after giving effect (in the case of both principal and interest) to the application of funds described in the next sentence). Any funds in the accumulation account and any funds in the collection account that are allocated to the Series 20        -     Notes will be applied to make the interest and principal payments on the Series 20        -     Notes on the date of redemption.

Distribution Dates

On each distribution date, distributions of principal and interest or, where applicable, of principal only or interest only, on each note will be made by the indenture trustee, or a paying agent appointed by the indenture trustee, at the direction of the servicer, to the persons who are registered as noteholders at the close of business on the related record date. Interest that accrues and is not payable on each of the notes may be added to the principal balance of that note. Distributions will be made in immediately available funds, by wire transfer or otherwise, to the account of a noteholder. If the noteholder has notified the indenture trustee or the paying agent, as the case may be, and the related indenture supplement provides, payment may be in the form of a check mailed to the address of the person entitled thereto as it appears on the note register. The final payment upon retirement of any note will be made only upon presentation and surrender of such note at the office or agency of the indenture trustee specified in the notice to noteholders of the final distribution.

Book-Entry Registration

Upon issuance, the notes will be available only in book-entry form. Investors in the notes may hold their notes through The Depository Trust Company, or DTC, in the United States, or Clearstream or Euroclear in Europe, which in turn hold through DTC, if they are participants of those systems, or indirectly through organizations that are participants in those systems. The notes will be issued as fully-registered notes registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered definitive note will be issued for each class of notes, each in the aggregate principal amount of such issue, and will be deposited with DTC. If, however, the aggregate principal amount of any class exceeds $500,000,000, one definitive note will be issued with respect to each $500,000,000 of principal amount, and an additional definitive note will be issued with respect to any remaining principal amount of such class.

The notes will be tradable as home market instruments in both the European and U.S. domestic markets. Initial settlement and all secondary trades will settle in same-day funds. Secondary market trading between investors through Clearstream and Euroclear will be conducted in the ordinary way in accordance with the normal rules and operating procedures of Clearstream and Euroclear and in accordance with conventional eurobond practice, which is seven calendar day settlement. Secondary market trading between investors through DTC will be conducted according to DTC’s rules and procedures applicable to U.S. corporate debt obligations. Secondary cross-market trading between Clearstream or Euroclear and DTC participants holding notes will be effected on a delivery-against-payment basis through the respective Depositaries of Clearstream and Euroclear and as DTC participants.

Non-U.S. holders of global securities will be subject to U.S. withholding taxes unless the holders meet a number of requirements and deliver appropriate U.S. tax documents to the notes clearing organizations or their participants.

DTC facilitates the post-trade settlement among DTC’s participants, or Direct Participants, of sales and other securities transactions in deposited notes, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of definitive notes. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, or Indirect Participants. DTC has a S&P Global Ratings rating of AA+. The DTC Rules applicable to its participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of each note, or a “beneficial owner,” is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct and Indirect Participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of beneficial owners. Beneficial owners will not receive definitive notes representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co., or such other DTC nominee, do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the notes, such as redemptions, tenders, defaults, and proposed amendments to the transaction documents. For example, beneficial owners of notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to beneficial owners. In the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

Redemption notices shall be sent to DTC. If less than all of the notes within a class are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such class to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee), will consent or vote with respect to notes unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to the related issuing entity as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Redemption proceeds, distributions and dividend payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the issuing entity or its agent, on payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC nor its nominee, or the issuing entity, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the issuing entity or agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursements of such payments to the beneficial owners will be the responsibility of Direct and Indirect Participants.

A beneficial owner shall give notice to elect to have its notes purchased or sold, through its participant and shall effect delivery of such notes by causing the Direct Participant to transfer the participant’s interest in the notes, on DTC’s records. The requirement for physical delivery of the notes in connection with a sale will be deemed satisfied when the ownership rights in the notes are transferred by Direct Participants on DTC’s records and followed by a book-entry credit of sold notes to the purchaser’s account.

DTC may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to the issuing entity. Under such circumstances, in the event that a successor depository is not obtained, definitive notes are required to be printed and delivered.

In limited circumstances, the issuing entity may elect to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, definitive notes will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Clearstream Banking, société anonyme, Luxembourg, formerly Cedelbank, or Clearstream, Luxembourg, is incorporated under the laws of Luxembourg. Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry changes in accounts of Clearstream, Luxembourg customers, thereby eliminating the need for physical movement of definitive securities. Transactions may be settled by Clearstream, Luxembourg in a number of currencies, including U.S. Dollars. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg also deals with 45 domestic securities markets around the globe through established depository and custodial relationships. Clearstream, Luxembourg is registered as a bank in Luxembourg, and as such is subject to regulation by the Commission de Surveillance du Secteur Financier, ‘CSSF’, which supervises Luxembourg banks. Clearstream, Luxembourg’s customers are worldwide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Clearstream, Luxembourg’s U.S. customers are limited to securities brokers and dealers and banks. Currently, Clearstream, Luxembourg has over 2,500 customers located across 110 countries, including all major European countries, Canada and the United States. Indirect access to Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with a Clearstream, Luxembourg participant. Clearstream, Luxembourg has established an electronic bridge with Euroclear Bank in Brussels to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear Bank, or Euroclear.

Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for movement of physical securities and any risk from lack of simultaneous transfers of securities and cash. Transactions may be settled in over 30 currencies, including United States dollars. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above. Euroclear is operated by Euroclear Bank S.A./NV under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation. Euroclear Bank S.A./NV conducts all operations. All Euroclear securities clearance accounts and Euroclear cash accounts are accounts with Euroclear Bank S.A./NV, not Euroclear Clearance Systems S.C. Euroclear Clearance Systems S.C. establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Euroclear Bank S.A./NV has advised that it is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking Commission. Securities clearance accounts and cash accounts with Euroclear Bank S.A./NV are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law. These terms and conditions, operating procedures and laws govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. Euroclear Bank S.A./NV acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Definitive Notes

The notes will be issued in fully registered, certificated form, commonly called “definitive notes,” to the noteholders or their nominees, rather than to DTC or its nominee, only if:

•

DTC or the issuing entity advises the indenture trustee in writing that DTC is no longer willing, qualified or able to discharge properly its responsibilities as nominee and depositary with respect to the book-entry notes and the issuing entity or the indenture trustee is unable to locate a qualified successor; or

•

the beneficial owners advise the indenture trustee through DTC participants in a manner consistent with the related transaction documents and with the necessary percentage of the aggregate outstanding principal amount of the notes of that series represented that the continuation of a book-entry system with respect to the notes through DTC is no longer in their best interest.

Upon the occurrence of any event described in the immediately preceding paragraph, the indenture trustee will notify all affected noteholders through participants of the availability of definitive notes. Upon surrender by DTC of its notes and receipt of instructions for re-registration, the indenture trustee will reissue the notes as definitive notes.

Distributions of principal of, and interest on, the notes will then be made by the indenture trustee in accordance with the procedures set forth in the transaction documents directly to holders of definitive notes in whose names the definitive notes were registered at the close of business on the applicable record date. Distributions will be made by check mailed to the address of the noteholder as it appears on the register maintained by the indenture trustee. The final payment on any note, however, will be made only upon presentation and surrender of the note at the office or agency specified in the notice of final distribution.

Definitive notes will be transferable and exchangeable at the offices of the indenture trustee or of a certificate registrar named in a notice delivered to holders of the definitive notes. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Reports to Noteholders

On or prior to each distribution date, the servicer or the indenture trustee will forward, or cause to be forwarded, to each noteholder of record or post to a designated website a statement or statements with respect to the trust property and payments by the issuing entity on the related series of notes, generally describing the following information:

1. interest collections and principal collections on the receivables and defaulted amounts during the related collection period that are allocable to Series 20    -    ;

2. fees and expenses payable to the indenture trustee, the owner trustee and the servicer;

3. the amount of interest and principal payable, and paid, on each class of notes, in each case expressed as an aggregate amount and per $1,000 of principal amount;

4. the principal amount of each class of notes at the beginning of the period and the end of the period and the note factors needed to compute the principal amount of each class of notes, in each case giving effect to all payments to be made on the distribution date;

5. the balance of the reserve account and the amount of any withdrawals from or deposits in the reserve account to be made on the distribution date; and

6. information on the performance of the receivables pool for the preceding month, including the aggregate amount of principal collections and interest collections and the aggregate amount paid by the servicer to repurchase receivables from the issuing entity.

Within the prescribed period of time for tax reporting purposes after the end of each calendar year, the indenture trustee will provide the noteholders a statement containing the amounts described in (4) above for that calendar year and any other information required by applicable tax laws.

Issuance of Additional Notes

Under the Series 20    -     Indenture Supplement, the issuing entity may issue additional Series 20    -     Notes at any time after the closing date without the consent of the Series 20    -     Noteholders. If the issuing entity does issue additional Series 20    -     Notes in this manner, such Series 20    -     Notes will be subject to the same terms and conditions as the Series 20    -     Notes offered by this prospectus. The issuing entity may offer additional Series 20    -     Notes for sale under a prospectus or other disclosure document for transactions either registered under the Securities Act or exempt from registration; provided, however, that the issuing entity will not issue additional Series 20    -     Notes after the closing date unless (a) the issuing entity has given notice of such additional issuance to each engaged NRSRO at least ten days prior to the date of such additional issuance, (b) the issuing entity has delivered to the indenture trustee and the owner trustee an opinion of counsel to the effect that (i) the additional issuance will not adversely affect the tax characterization as debt of the notes of any outstanding class or series that were characterized as debt at the time of their issuance, (ii) the additional issuance will not cause the issuing entity to be treated as an association (or publicly traded partnership) taxable as a corporation and (iii) the additional issuance will not cause or constitute an event in which gain or loss would be recognized by any holder of notes of any outstanding class or series and (c) the Series 20    -     Invested Amount and all amounts related to the Series 20    -     Overcollateralization Amount are adjusted accordingly.

Sources of Funds to Pay the Notes

General

The primary source of funds for the payment of principal of and interest on the notes are the collections made on the receivables owned by the issuing entity.

Allocations of Interest Collections and Defaulted Amounts among Series

For any day in a collection period, interest collections means the sum of:

(1)	all collections made in connection with receivables in an account designated to the issuing entity that represent amounts billed and payable by the related dealer in respect of interest; plus

(2)

to the extent that any receivables are reassigned to the depositor by the issuing entity or purchased by the servicer from the issuing entity pursuant to the transaction documents, the interest portion of the related reassignment amount or purchase amount; plus

(3)

all amounts received, including insurance proceeds, by the depositor or the servicer with respect to defaulted receivables and with respect to the liquidation of non-vehicle related security in which the issuing entity has a security interest.

For any day in a collection period, the defaulted amount means an amount (not less than zero) equal to:

(1)

the aggregate balance of receivables in an account designated to the issuing entity that represent amounts billed and payable by the related dealer in respect of principal (net of amounts credited to the cash management account that are allocable to such receivables), that became defaulted receivables (as defined in the Glossary) on such date; minus

(2)

the principal amount of any defaulted receivables specified in clause (1) that are subject to reassignment to the depositor in accordance with the terms of the Transfer and Servicing Agreement (except that this amount will be zero if any insolvency event has occurred with respect to the depositor); minus

(3)

the principal amount of the defaulted receivables specified in clause (1) that are to be purchased by the servicer in accordance with the Transfer and Servicing Agreement (except that this amount will be zero if an insolvency event has occurred with respect to the servicer).

In general, interest collections received during a collection period and defaulted amounts incurred during a collection period will be allocated among all outstanding series on the basis of the floating allocation percentage for each series.

•

The floating allocation percentage for a series and for any date in a specified collection period on which the servicer processes transactions on the receivables, will be the percentage equivalent (not to exceed 100%) of a fraction, the numerator of which is the nominal liquidation amount for that series as of the close of business on the last day of the collection period immediately preceding such specified collection period (or with respect to any date in the first collection period applicable to that series, the nominal liquidation amount as of its issuance date) and the denominator of which is the greater of (a) the pool balance as of the last day of the collection period immediately preceding such specified collection period and (b) the sum of the numerators used to calculate the floating allocation percentages for all outstanding series of notes (including that series) for such specified collection period.

•

The amount of interest collections received during any day during a collection period that are allocated to a series, or the series allocable interest collections, will equal the product of (a) the applicable floating allocation percentage and (b) the interest collections for such date.

•

The amount of defaulted amounts incurred on any day during a collection period that are allocated to a series, or the series allocable defaulted amount, will equal the product of (a) the applicable floating allocation percentage and (ii) the defaulted amount for such date.

Except as described under “— Deposit and Application of Funds” below, any portion of the series allocable interest collections that are not utilized on the related distribution date pursuant to the related indenture supplement will be released to the holder of the transferor interest and will not be available to make payments on the notes. Furthermore, any interest collections that are not allocated to any series will also be released to the holder of the transferor interest and will not be available to make payments on the notes.

Allocations of Principal Collections among Series

For any day in a collection period, principal collections means the sum of:

(1)

all collections made in connection with receivables in an account designated to the issuing entity that represent amounts billed and payable by the related dealer in respect of principal (but excluding payments from a dealer pursuant to the cash management program and any amounts described in clause (3) of the definition of interest collections set forth above);

(2)

to the extent that any receivables are reassigned to the depositor by the issuing entity or purchased by the servicer from the issuing entity pursuant to the transaction documents, the principal portion of the related reassignment amount or purchase amount; and

(3)	all amounts paid by GM Financial to the depositor and by the depositor to the issuing entity in connection with dealer terminations.

In general, principal collections received during a collection period will be allocated among all outstanding series on the basis of the principal allocation percentage for each series. Unlike the floating allocation percentage that is used to allocate interest collections and defaulted amounts among series, the principal allocation percentage for a series will vary depending on whether that series is in its revolving period or has entered an accumulation period or amortization period.

•

The principal allocation percentage for a series and for any date in a specified collection period on which the servicer processes transactions on the receivables, will be the percentage equivalent (not to exceed 100%) of a fraction, the numerator of which is the nominal liquidation amount for that series as of the close of business on the last day of the collection period immediately preceding such specified collection period (or, if such date occurs after the end of the revolving period for that series, as of the last day of its revolving period) and the denominator of which is the greater of (a) the pool balance as of the last day of the collection period immediately preceding such specified collection period and (b) the sum of the numerators used to calculate the principal allocation percentages for all outstanding series of notes (including that series) for the specified collection period.

•

The amount of principal collections received on any day during a collection period that are allocated on the related date of processing to a series, or the series allocable principal collections, will equal the product of (a) the applicable principal allocation percentage and (b) the principal collections for such date.

Deposit and Application of Funds

On each date in a collection period on which the servicer processes transactions in respect of the receivables, the servicer will calculate the allocation of the collections it receives among each outstanding series and to the holder of the transferor interest in accordance with the Indenture and the related indenture supplements. To the extent that any such collections are allocable to the holder of the transferor interest, the servicer will remit those amounts directly to the holder. To the extent that the servicer is obligated to deposit any such collections into the collection account with respect to any series, it generally must make that deposit by no later than two business days after processing the related collections. However, for so long as GM Financial or one of its subsidiaries is the servicer and so long as no servicer termination event has occurred and is continuing, the servicer will be permitted to make these deposits on a monthly basis on the second business day preceding the related distribution date if either:

•	GM Financial’s short-term unsecured debt obligations are rated at least (x) “P-1” by Moody’s, (y) “F-1” by Fitch and (z) “A 1” by S&P Global Ratings; or

•	the Rating Agency Condition is otherwise satisfied.

For each distribution date, the sum of the series allocable interest collections for a series and the related collection period plus other amounts, if any, that are specified in the prospectus or other offering document for that series will comprise the series available interest amounts for that distribution date. The servicer will apply the series available interest amounts for any series during each collection period and on each distribution date as described in the prospectus or other offering document for that series.

Any portion of the series available interest amounts for a series remaining after all other required payments or applications thereof have been made (or have been allocated to be made) on the related distribution date will constitute excess interest amounts that will be eligible to be shared on that distribution date with other series in the same excess interest sharing group as shared excess interest amounts. To the extent that excess interest amounts exceed the amounts eligible to be shared as shared excess interest amounts, the remaining excess interest amounts will be distributed to the holder of the transferor interest.

For each distribution date, the sum of the series allocable principal collections for a series and the related collection period (less any reallocated principal collections for that series), plus any series available interest amounts for that series that are available to fund defaulted amounts allocated to that series or any series nominal liquidation amount deficit, plus other amounts, if any, that are specified in the prospectus or other offering document for that series will comprise the series available principal amounts for that distribution date. The servicer will apply the series available principal amounts for any series during each collection period and on each distribution date as described in the prospectus or other offering document for such series.

Any portion of the series available principal amounts for a series remaining after all other required payments or applications thereof have been made (or have been allocated to be made) on the related distribution date will constitute excess principal amounts that will be eligible to be shared on that distribution date with other series in the same excess principal sharing group as shared excess principal amounts. To the extent that excess principal amounts exceed the amounts eligible to be shared as shared excess principal amounts, the remaining excess principal amounts, first, will be used by the issuing entity to acquire additional receivables from the depositor or, second, will be deposited to the excess funding account if necessary to cause the Adjusted Pool Balance to equal the Required Participation Amount, and then any remaining excess principal amounts will be distributed to the holder of the transferor interest.

The series available interest amounts and the series available principal amounts for a series and a particular distribution date are collectively referred to as the series available amounts for that series and distribution date. If series available amounts available for distribution on any distribution date are less than the aggregate monthly interest payments or applications, or principal payments or deposits required to be made with respect to a series of notes, and any other series have excess interest amounts or excess principal amounts remaining on that distribution date, then such excess from other series may be available to fund payments on the series with the shortfalls, as specified in prospectus or other offering document for that series. To the extent excess interest amounts and excess principal amounts from other series are not available or are not sufficient to cover such shortfalls, funds may be available in a reserve account for such purpose, but only to the extent set forth in the prospectus or other offering document for that series.

The servicer will make payments to noteholders of a series from the collection account and any accounts established for the benefit of the noteholders of that series on each distribution date as described in the prospectus or other offering document for that series.

Once Interest Collections and Principal Collections have been allocated to Series 20    -    , those collections will then be available to make payments on the Series 20    -     Notes. The following describes how the portions of those collections allocated to the Series 20    -     Notes will be applied to make distributions with respect to the Series 20    -     Notes.

Application of Available Amounts

Series 20    -     Available Interest Amounts. A description of how Interest Collections will be allocated among each outstanding series appears under “— Allocation Percentages.” The Series 20    -     Available Interest Amounts for a collection period and the related distribution date will equal the sum of (1) the aggregate Series 20    -     Allocable Interest Collections (as defined under “—Allocation Percentages” below) for that collection period plus (2) all net investment earnings on funds (if any) on deposit in the accumulation account and the reserve account and all net investment earnings on Series 20    -    ‘s share of funds on deposit in the excess funding account and the collection account, in each case for the collection period related to that distribution date.

On each distribution date, the indenture trustee, at the written direction of the servicer, or the servicer itself will apply the Series 20    -     Available Interest Amounts (and other amounts specified herein) in the following priority:

(1)

pro rata, to pay each of the indenture trustee, the owner trustee and the asset representations reviewer, the Series 20    -     allocable share, based on amounts due, of any accrued and unpaid fees, expenses and indemnities then due to each of them, in each case not to exceed, in the aggregate, $100,000 in any consecutive twelve (12) month period (provided that this limit will not be applicable at any time that an event of default has occurred and is continuing);

[(2)	if the hedge agreement is a swap agreement, to the hedge counterparty, net payments (excluding swap termination payments), if any, then due to it under the interest rate swap transaction;]

(3)

to pay the servicer the monthly servicing fee for such distribution date (unless such amount has been netted by the servicer against deposits to the collection account or such fee has been waived by the servicer for such distribution date) plus the amount of any unwaived monthly servicing fee previously due but not distributed to or retained by the servicer;

(4)

[pari passu, (a)] to the Class A Noteholders, that portion of the Noteholders’ Interest Distributable Amount (as defined in the Glossary) payable on each class of Class A Notes pro rata based on the outstanding principal amount of that class [and (b) if the hedge agreement is a swap agreement, to the hedge counterparty, swap termination payments (so long as the hedge counterparty is not a defaulting party or the sole affected party with respect to the termination of the hedge agreement)];

(5)	to the Class B Noteholders, that portion of the Noteholders’ Interest Distributable Amount payable on the Class B Notes;

(6)	to the Class C Noteholders, that portion of the Noteholders’ Interest Distributable Amount payable on the Class C Notes;

(7)	[to the Class D Noteholders, that portion of the Noteholders’ Interest Distributable Amount payable on the Class D Notes;]

(8)	an amount equal to the Series 20 - Defaulted Amount (as defined in the Glossary) for such collection period will be applied as Series 20 - Available Principal Amounts for such distribution date;

(9)

an amount equal to the Series 20    -     Nominal Liquidation Amount Deficit (as defined in the Glossary), if any, will be applied as Series 20    -     Available Principal Amounts for such distribution date to reinstate the Series 20    -     Nominal Liquidation Amount (as defined in the Glossary) as described below under “—Reduction and Reinstatement of the Series 20    -     Nominal Liquidation Amount”;

(10)	to the reserve account, the amount necessary to cause the amount deposited therein to equal the Specified Reserve Account Balance (as defined in the Glossary);

(11)

on and after the occurrence of an event of default and a declaration that all Series 20    -     Notes are immediately due and payable in accordance with the Indenture, any remaining Series 20    -     Available Interest Amounts will be treated as Series 20    -     Available Principal Amounts and will be distributed to the Series 20    -     Noteholders until the Series 20    -     Invested Amount has been paid in full, unless and until such declaration that all Series 20    -     Notes are immediately due and payable has been rescinded and annulled in accordance with the Indenture;

(12)

if the servicer elected to waive the monthly servicing fee for any preceding distribution date, an amount equal to the aggregate outstanding amount of such waived monthly servicing fee that has not been previously reimbursed pursuant to this clause will be distributed to the servicer;

(13)

any remaining Series 20    -     Available Interest Amounts, up to an amount equal to interest shortfalls for other series of notes that are included in Excess Interest Sharing Group [                    ], will be treated as Shared Excess Interest Amounts and will be applied to shortfalls or deficits of other outstanding series of notes that are included in Excess Interest Sharing Group [                    ];

(14)

to pay each of the indenture trustee, the owner trustee and the asset representations reviewer, pro rata, any accrued and unpaid fees, expenses and indemnities then due to such party to the extent not paid pursuant to clause (1) above, without regard to the limit set forth therein; and

(15)

first, an amount required to repay the servicer for all outstanding advances made in respect of prior distribution dates for the Series 20    -     Notes will be paid to the servicer; second, an amount required to repay the transferor for all outstanding amounts applied to cover interest shortfalls in respect of prior distribution dates for the Series 20    -     Notes will be paid to the transferor; and third, all remaining Series 20    -     Available Interest Amounts for such Distribution Date will be distributed to the holder of the transferor interest; provided, however, that if, on such distribution date, the Adjusted Pool Balance is less than the Required Participation Amount, then the indenture trustee shall deposit into the excess funding account from the amount that would otherwise have been distributed pursuant to this clause the amount of such insufficiency.

If Series 20    -     Available Interest Amounts for any distribution date are not sufficient to pay in full the amounts described in clauses (1) through [(10)], above, then Shared Excess Interest Amounts (as defined in the Glossary) from all other series of notes in Excess Interest Sharing Group [                    ], to the extent allocated to Series 20    -    , will be applied to pay such shortfall. If such shortfall, together with other similar shortfalls with respect to other series of notes in Excess Interest Sharing Group [                    ], exceed Shared Excess Interest Amounts for such distribution date, Shared Excess Interest Amounts will be allocated pro rata among the applicable series of notes in Excess Interest Sharing Group [                    ] (including Series 20    -    ) based on their respective shortfalls.

If Series 20    -     Available Interest Amounts for any distribution date, together with Shared Excess Interest Amounts allocable to Series 20    -     for such distribution date are not sufficient to pay in full the amounts described in clauses (1) through [(10)], above, then amounts otherwise allocable to the transferor in respect of the Transferor Percentage (as defined in the Glossary) of interest collections, up the amount of any such shortfall, will be applied in such order of priority to pay such shortfall to the extent available (solely to the extent that on or before the second business day preceding such distribution date, the transferor shall have notified the servicer and the indenture trustee that such amounts will be available for these purposes).

If Series 20    -     Available Interest Amounts for any distribution date, together with Shared Excess Interest Amounts allocable to Series 20    -     for such distribution date and any repurposed Transferor Percentage of interest collections for such distribution date are not sufficient to pay in full the amounts described in clauses (1) through [(10)], above, then such amounts may be advanced by the servicer up to the amount of any such shortfall and applied in such order of priority, to the extent that the servicer in its sole discretion elects to make such an advance, solely to the extent that the servicer expects to recover such advance from Series 20    -     Available Interest Amounts allocated on subsequent distribution dates.

If Series 20    -     Available Interest Amounts for any distribution date, together with Shared Excess Interest Amounts allocable to Series 20    -     for such distribution date, any repurposed Transferor Percentage of interest collections for such distribution date and any discretionary servicer advance in respect of interest collections for such distribution date are not sufficient to pay in full the amounts described in clauses (1) through [(10)], above, then the indenture trustee, at the written direction of the servicer, will withdraw amounts then on deposit in the reserve account, up to the amount of any such shortfall, and apply such amounts in such order of priority to pay such shortfall to the extent available.

If Series 20    -     Available Interest Amounts for any distribution date, together with Shared Excess Interest Amounts allocable to Series 20    -     for such distribution date, any repurposed Transferor Percentage of interest collections for such distribution date, any discretionary servicer advance in respect of interest collections for such distribution date and amounts on deposit in the reserve account available to pay interest on the Series 20    -     Notes pursuant to clauses [(4), (5), (6) and (7)] above, are not sufficient

to pay such interest on any distribution date, then the servicer will reallocate from the Series 20    -     Allocable Principal Collections (as defined under “—Allocation Percentages” below) for the related collection period the amount of such insufficiency, but not in an amount that exceeds the Series 20    -     Overcollateralization Amount for such distribution date (such reallocated amounts, Reallocated Principal Collections). Any reallocation of Reallocated Principal Collections at any time will reduce the Series 20    -     Nominal Liquidation Amount as described under “— Reduction and Reinstatement of Series 20    -     Nominal Liquidation Amount” below.

Series 20    -     Allocable Principal Collections. A description of how Principal Collections will be allocated among each series of notes issued by the issuing entity appears under “— Allocation Percentages” below. On each date on which the servicer receives Principal Collections on the receivables, the Series 20    -     Allocable Principal Collections will be allocated by the servicer according to the following priorities. The servicer will not be required to deposit Series 20    -     Allocable Principal Collections to the collection account prior to the date such Series 20    -     Allocable Principal Collections are required to be so deposited as described below, and any amounts required to be deposited to the accumulation account or excess funding account as described below may be directly deposited to such accounts by the servicer and need not first be deposited into the collection account.

(1)

Allocations During the Revolving Period. The servicer will determine the Series 20    -     Allocable Principal Collections for each date of processing in a collection period and apply such Series 20    -     Allocable Principal Collections in the following order of priority:

first, no later than the second (2nd) business day following such date, the servicer will make a deposit to the excess funding account to the extent of the Series 20    -     Notes’ share, determined according to the Series 20    -     Floating Allocation Percentage, of the amount necessary so that the Adjusted Pool Balance is not less than the Required Participation Amount;

second, on or prior to the second (2nd) business day following such date, the servicer will make a deposit to the collection account in an amount equal to the Reallocated Principal Collections for the related distribution date;

third, on or prior to the second (2nd) business day following such date, the servicer will make a deposit to the collection account in an amount equal to the Shared Excess Principal Amount required from Series 20    -     for the related distribution date;

fourth, the servicer will make a payment to the depositor in an amount equal to the purchase price for any receivables transferred to the issuing entity during such collection period in accordance with the Transfer and Servicing Agreement; provided, that any such amounts applied pursuant to this clause fourth during a collection period shall be rescinded by the servicer and reallocated for application pursuant to clauses second and third on the dates set forth in such clauses to the extent necessary to make required deposits thereunder with respect to the distribution date related to such collection period; and

fifth, the servicer will distribute the remaining balance of such Series 20    -     Allocable Principal Collections to the holder of the transferor interest; provided, that any such amounts applied pursuant to this clause fifth during a collection period shall be rescinded by the servicer and reallocated for application pursuant to clauses second and third on the dates set forth in such clauses to the extent necessary to make required deposits thereunder with respect to the distribution date related to such collection period;

provided, that so long as the conditions set forth in the Indenture are satisfied, the servicer will not be required to deposit such Series 20    -     Allocable Principal Collections into such accounts, as applicable, until 1:00 p.m., New York City time, on the second (2nd) business day preceding the distribution date related to such collection period.

(2)

Allocations During the Accumulation Period. The Servicer will determine the Series 20    -     Allocable Principal Collections for each date of processing in a collection period and apply such Series 20    -     Allocable Principal Collections in the following order of priority:

first, no later than the second (2nd) business day following such date, the servicer will make a deposit to the accumulation account until the amount deposited pursuant to this clause first in respect of such collection period equals the Controlled Deposit Amount for the related distribution date;

second, no later than the second (2nd) business day following such date, the servicer will make a deposit to the excess funding account to the extent necessary so that the Adjusted Pool Balance is not less than the Required Participation Amount;

third, on or prior to the second (2nd) business day following such date, the servicer will make a deposit to the collection account in an amount equal to the Reallocated Principal Collections for the related distribution date;

fourth, on or prior to the second (2nd) business day following such date, the servicer will make a deposit to the collection account in an amount equal to the Shared Excess Principal Amount required from Series 20    -     for the related distribution date;

fifth, the servicer will make a payment to the depositor in an amount equal to the purchase price for any receivables transferred to the issuing entity during such collection period in accordance with the Transfer and Servicing Agreement; provided, that any such amounts applied pursuant to this clause fifth during a collection period shall be rescinded by the servicer and reallocated for application pursuant to clauses third and fourth on the dates set forth in such clauses to the extent necessary to make required deposits thereunder with respect to the distribution date related to such collection period; and

sixth, the servicer will distribute the remaining balance of such Series 20    -     Allocable Principal Collections to the holder of the transferor interest; provided, that any such amounts applied pursuant to this clause sixth during a collection period shall be rescinded by the servicer and reallocated for application pursuant to clauses third and fourth on the dates set forth in such clauses to the extent necessary to make required deposits thereunder with respect to the distribution date related to such collection period;

provided, that so long as the conditions set forth in the Indenture are satisfied, the servicer will not be required to deposit such Series 20    -     Allocable Principal Collections into such accounts, as applicable, until 1:00 p.m., New York City time, on the second (2nd) business day preceding the distribution date related to such collection period.

(3)

Allocations During the Early Amortization Period. The Servicer will determine the Series 20    -     Allocable Principal Collections for each date of processing in a collection period and apply such Series 20    -     Allocable Principal Collections in the following order of priority:

first, no later than the second (2nd) business day following such date, the servicer will make a deposit to the collection account until the amount deposited pursuant to this clause first in respect of such collection period equals the Series 20    -     Invested Amount (after giving effect to any payment of principal of the Series 20    -     Notes to be made on the related distribution date out of the accumulation account and the excess funding account);

second, no later than the second (2nd) business day following such date, the servicer will make a deposit to the excess funding account to the extent necessary so that the Adjusted Pool Balance is not less than the Required Participation Amount;

third, on or prior to the second (2nd) business day following such date, the servicer will make a deposit to the collection account in an amount equal to the Reallocated Principal Collections for the related distribution date;

fourth, on or prior to the second (2nd) business day following such date, the servicer will make a deposit to the collection account in an amount equal to the Shared Excess Principal Amount required from Series 20    -     for the related distribution date;

fifth, the servicer will make a payment to the depositor in an amount equal to the purchase price for any receivables transferred to the issuing entity during such collection period in accordance with the Transfer and Servicing Agreement; provided, that any such amounts applied pursuant to this clause fifth during a collection period shall be rescinded by the servicer and reallocated for application pursuant to clauses third and fourth on the dates set forth in such clauses to the extent necessary to make required deposits thereunder with respect to the distribution date related to such collection period; and

sixth, the servicer will distribute the remaining balance of such Series 20    -     Allocable Principal Collections to the holder of the transferor interest; provided, that any such amounts applied pursuant to this clause sixth during a collection period shall be rescinded by the servicer and reallocated for application pursuant to clauses third and fourth on the dates set forth in such clauses to the extent necessary to make required deposits thereunder with respect to the distribution date related to such collection period;

provided, that so long as the conditions set forth in the Indenture are satisfied, the servicer will not be required to deposit such Series 20    -     Allocable Principal Collections into such accounts, as applicable, until 1:00 p.m., New York City time, on the second (2nd) business day preceding the distribution date related to such collection period.

(4)

Payments of Principal of the Series 20    -     Notes. Principal of the Series 20    -     Notes will not be paid during the Revolving Period and is not scheduled to be paid until the Series 20    -     Expected Final Distribution Date; provided, that if an Early Amortization Event occurs and is not terminated prior to the Expected Final Distribution Date then payments of principal of the Series 20    -     Notes may commence earlier. The following

amounts will be applied as payments of principal of the Series 20 - Notes on the following dates: (i) any amounts on deposit in the accumulation account on the Series 20 - Expected Final Distribution Date will be paid on the Series 20 - Expected Final Distribution Date; (ii) if an Early Amortization Event occurs and is not terminated, any amounts on deposit in the accumulation account will be paid on the distribution date occurring in the calendar month following the calendar month during which such Early Amortization Event occurs; and (iii) any amounts deposited to the collection account pursuant to clause first of section (3), above, will be paid on the distribution date relating to the collection period during which such deposits were made.

On each distribution date on which principal is applied to amortize the notes, the indenture trustee, at the written direction of the servicer, or the servicer itself will apply any such payments of principal of the Series 20    -     Notes in the following order of priority:

1.

first, the Class A Notes will amortize pro rata based on the outstanding principal amount of each class of Class A Notes until the aggregate outstanding principal amount of the Class A Notes is reduced to zero;

2.	once the Class A Notes are paid off, the Class B Notes will begin to amortize, until the outstanding principal amount of the Class B Notes is reduced to zero; [and]

3.	once the Class B Notes are paid off, the Class C Notes will begin to amortize, until the outstanding principal amount of the Class C Notes is reduced to zero[; and

4.	once the Class C Notes are paid off, the Class D Notes will begin to amortize, until the outstanding principal amount of the Class D Notes is reduced to zero].

(5)

Allocations to Holders of the Transferor Interest. Prior to the close of business on each date of processing in a collection period the servicer shall make the allocations and distributions, as applicable, to the holder of the transferor interest out of Interest Collections, Principal Collections and Defaulted Amounts processed on such date in accordance with the Indenture and the indenture supplements, including the Series 20    -     Indenture Supplement, which amounts will not be available to make payments on the Series 20    -     Notes or any other notes issued by the issuing entity. All such payments will be allocated and distributed to the holder of the transferor interest and will not be applied to make payments on the Series 20    -     Notes or to fund any other applications or deposits; provided, that if GM Financial receives a payment to a cash management account, it will deposit such amount to the excess funding account to the extent necessary at the time of such receipt so that the Adjusted Pool Balance is not less than the Required Participation Amount. Any payments by a dealer to the cash management account will be held by GM Financial and commingled with GM Financial’s own funds (rather than deposited to a separate account with a financial institution).

Reduction and Reinstatement of Series 20    -     Nominal Liquidation Amount

On the closing date the Series 20    -     Nominal Liquidation Amount will be the sum of (i) the initial Series 20    -     Invested Amount, which is $             and which equals the initial aggregate principal amount of the Series 20    -     Notes, (ii) the Primary Series 20    -     Overcollateralization Amount (as defined in the Glossary) as of the closing date, which is $             and (iii) any Incremental Overcollateralization Amount (as defined in the Glossary) as of the closing date. The servicer will calculate the Series 20    -     Nominal Liquidation Amount, the Series 20    -     Invested Amount and the Series 20    -     Overcollateralization Amount for each distribution date on the related determination date. Generally, the portion of the Series 20    -     Nominal Liquidation Amount constituting the Series 20    -     Overcollateralization Amount for each distribution date will be an amount equal to the Series 20    -

Overcollateralization Amount as calculated on the prior distribution date, decreased by certain reductions since that date for the reasons set forth below under “—Reductions” and increased by certain reinstatements and other amounts since that date in the manner set forth below under “—Reinstatements and Increases”.

Reductions. The Series 20    -     Nominal Liquidation Amount will be reduced on any distribution date by the following amounts:

(A)

the amount of Reallocated Principal Collections (not to exceed the Series 20    -     Overcollateralization Amount) that are applied on such distribution date as described above under “— Application of Available Amounts — Series 20    -     Available Interest Amounts”; and

(B)

the Series 20    -     Defaulted Amount for the related collection period, to the extent that it is not covered by Series 20    -     Available Interest Amounts, Shared Excess Interest Amounts allocable to Series 20    -     and amounts on deposit in the Reserve Account that are treated as Series 20    -     Available Principal Amounts to cover such Series 20    -         Defaulted Amount pursuant to clause (7) under “— Application of Available Amounts — Series 20    -     Available Interest Amounts,” above.

Any such reduction in the Series 20    -     Nominal Liquidation Amount on a distribution date will, first, reduce the Series 20    -     Overcollateralization Amount until the Series 20    -     Overcollateralization Amount is reduced to zero and, second, reduce the Series 20    -     Invested Amount by any remaining amount of such reduction until the Series 20    -     Invested Amount is reduced to zero. Any reduction of the Series 20    -     Overcollateralization Amount will be applied, first, to the portion of the Series 20    -     Overcollateralization Amount equal to the Primary Series 20    -     Overcollateralization Amount and, second, to the portion of the Series 20    -     Overcollateralization Amount equal to the Incremental Overcollateralization Amount. As described more fully in “— Early Amortization Events” below, if the Primary Series 20    -     Overcollateralization Amount is reduced on any distribution date below the applicable Series 20    -     Overcollateralization Percentage (as defined in the Glossary) of the initial aggregate principal amount of the Series 20    -     Notes, then an Early Amortization Event will occur.

The portion of the Series 20    -     Nominal Liquidation Amount constituting the Series 20    -     Invested Amount will also be reduced by (x) amounts deposited into the accumulation account and (y) payments of principal of the Series 20    -     Notes that are not made from funds in the accumulation account.

The aggregate amount of principal paid on the Series 20    -     Notes may not exceed the Series 20    -     Invested Amount (except to the extent that the Series 20    -     Invested Amount is reduced due to the deposit of amounts to the accumulation account). Therefore, if the Series 20    -     Invested Amount is reduced and not subsequently reinstated, you may incur a loss on your Series 20    -     Notes.

Reinstatements and Increases. If the Series 20    -     Nominal Liquidation Amount has been decreased in the manner described in the preceding section (other than by reductions to the Series 20    -     Invested Amount due to deposits to the accumulation account and payments of principal of the Series 20    -     Notes), then such amounts will be subject to reinstatement on future distribution dates by (x) the amount of the Series 20    -     Available Interest Amounts that are applied with respect to the Series 20    -     Nominal Liquidation Amount Deficit pursuant to clause [(9)] under “— Application of Available Amounts — Series 20    -     Available Interest Amounts” above, and (y) the amount of Shared Excess Interest Amounts from all other series of notes in Excess Interest Sharing Group [    ] that are applied to the Series 20    -     Nominal Liquidation Amount Deficit pursuant to clause [(9)] under “— Application of Available Amounts — Series 20    -     Available Interest Amounts.”

To the extent that amounts are available to reinstate a decrease to the Series 20    -     Nominal Liquidation Amount, the amount of that reinstatement will be allocated on that distribution date as follows:

•

first, if the Series 20    -     Invested Amount has been reduced (other than due to deposits to the accumulation account and payments of principal of the Series 20    -     Notes) and not fully reinstated, the reinstatement amount will be allocated to the Series 20    -     Invested Amount until it equals the aggregate outstanding principal amount of the Series 20    -     Notes; and

•

second, any remaining reinstatement amount will be allocated to the Series 20    -     Overcollateralization Amount (first to reinstate the Incremental Overcollateralization Amount and then to reinstate the Primary Series 20    -     Overcollateralization Amount) until the Series 20    -     Overcollateralization Amount has been fully reinstated.

The nominal liquidation amounts of other series of notes issued by the issuing entity may be subject to similar reductions and reinstatements.

If the issuing entity issues any additional Series 20    -     Notes after the closing date in the manner described in “Description of the Notes —Issuance of Additional Notes,” then the Series 20    -     Invested Amount will be increased by an amount equal to the invested amount of such additional Series 20    -     Notes.

Increases at the Sole Discretion of the Depositor. The depositor may, in its sole discretion at any time and from time to time, increase the Primary Series 20    -     Overcollateralization Amount. If the depositor has so increased the Primary Series 20    -     Overcollateralization Amount, it may then subsequently rescind all or part of any such increase in its sole discretion at any time and from time to time. If the Primary Series 20    -     Overcollateralization Amount were reduced to less than the amount equal to the product of (i) the applicable Series 20    -     Overcollateralization Percentage and (ii) the initial aggregate principal amount of the Series 20    -     Notes, an Early Amortization Event would occur. However, the depositor could elect to increase the Primary Series 20    -     Overcollateralization Amount at any time such an Early Amortization Event would otherwise occur, thus preventing or delaying the occurrence of such Early Amortization Event.

Series 20    -     Overcollateralization Amount

The Series 20    -     Overcollateralization Amount will be equal to the sum of:

•	the Primary Series 20 - Overcollateralization Amount; and

•	the Incremental Overcollateralization Amount.

As of the closing date, overcollateralization for the Series 20    -     Notes will equal the sum of the Primary Series 20    -     Overcollateralization Amount and the Incremental Overcollateralization Amount. As of the closing date, the Series 20    -     Overcollateralization Percentage will be     % and the initial Primary Series 20    -     Overcollateralization Amount will be $            .

Subject to the other provisions described in this paragraph, the depositor may, in its sole discretion, increase the Series 20    -     Overcollateralization Percentage, provided that if the depositor voluntarily increases the Series 20    -     Overcollateralization Percentage, then it may, in its sole discretion, upon ten days’ prior notice to the indenture trustee and each engaged NRSRO, subsequently decrease the Series 20    -     Overcollateralization Percentage to     % or higher. The depositor will be under no obligation to increase the Series 20    -     Overcollateralization Percentage at any time, except that the Series 20    -     Overcollateralization Percentage will increase to (i)     % if the average of the Monthly Payment Rates for the three preceding collection periods is less than     % and greater than or

equal to     % and the depositor does not elect to increase the Specified Reserve Account Balance in accordance with the definition thereof, (ii)     % if the average of the Monthly Payment Rates for the three preceding collection periods is less than     % and greater than or equal to     % and the depositor does not elect to increase the Specified Reserve Account Balance in accordance with the definition thereof and (iii)     % if the average of the Monthly Payment Rates for the three preceding collection periods is less than     % and the depositor does not elect to increase the Specified Reserve Account Balance in accordance with the definition thereof and, after any such increase, will return to the applicable percentage specified in clause (i) or (ii) above (subject to increase again in accordance with this paragraph) if the average of the Monthly Payment Rates for the three preceding collection periods is in the related above-specified range and will return to     % (subject to increase again in accordance with this paragraph) if the average of the Monthly Payment Rates for the three preceding collection periods is greater than or equal to     %. The Series 20    -     Overcollateralization Amount will vary from time to time and will be reduced, reinstated or increased as described above under “— Reduction and Reinstatement of Series 20    -     Nominal Liquidation Amount.”

Credit Risk Retention

The risk retention regulations in Regulation RR (adopted pursuant to Section 15G of the Securities Exchange Act of 1934, as amended) require the sponsor, either directly or through its wholly-owned affiliates, to retain an economic interest in the credit risk of the receivables. The depositor is a wholly-owned affiliate of the sponsor and intends to satisfy the sponsor’s obligations under Regulation RR by holding the transferor interest.

Under Regulation RR, the depositor must retain a “seller’s interest” of not less than 5% of the principal amount of the notes of each series, excluding any notes held to maturity by the sponsor or its wholly-owned affiliates. As of the closing date, it is expected that the depositor’s retention of the transferor interest will satisfy the requirements for a “seller’s interest” under Regulation RR because the portion of the transferor interest that represents the excess of the Pool Balance (excluding the aggregate principal balance of any ineligible receivables allocable to the transferor interest) over the sum of the series nominal liquidation amounts for all series issued by the issuing entity will be greater than 5% of the aggregate principal amount of the outstanding notes for all series then issued by the issuing entity (including Series 20    -    ).

The transferor interest represents the residual interest in the issuing entity and is represented by a certificate that was issued pursuant to the issuing entity’s master trust agreement. To the extent that any payments on the receivables are not allocable to any series of notes issued by the issuing entity and are not used by the issuing entity to purchase additional receivables, those amounts are payable to the depositor as the holder of the transferor interest. Furthermore, certain payments on the receivables that are allocable to a series of notes issued by the issuing entity but that are not needed to fund payments on the related distribution date and the applicable notes are payable to the depositor as the holder of the transferor interest.

The value of the transferor interest will fluctuate each day, to reflect the changes in the amount of the Pool Balance relative to the sum of the series nominal liquidation amounts of all series issued by the issuing entity. When a series or class of notes is in an amortization period or accumulation period, the nominal liquidation amount of that series or class will decline as the portion of principal receivables that are allocable to that series or class are collected and either distributed to the noteholders during the related amortization period or deposited into an accumulation account during the related accumulation period. The value of the transferor interest may also be reduced from time to time as the result of new issuances of notes. See “Description of the Notes —Issuance of Additional Notes” in this prospectus.

On the closing date, the portion of the transferor interest that represents the excess of the Pool Balance (as of                      , 20     and excluding the aggregate principal balance of any ineligible receivables allocable to the transferor interest) over the sum of the series nominal liquidation amounts for

all series issued by the issuing entity (as of                      , 20     for all previously issued series and as of the closing date for Series 20    -    [ and Series 20    -    ]) is expected to equal approximately         % of the aggregate principal amount of the outstanding notes for all series issued by the issuing entity. The actual value of the portion of the transferor interest that represents the excess of the Pool Balance (excluding the aggregate principal balance of any ineligible receivables allocable to the transferor interest) over the sum of the series nominal liquidation amounts for all series issued by the issuing entity as a percentage of the aggregate principal amount of the outstanding notes for all series issued by the issuing entity, based on the Pool Balance and series nominal liquidation amounts for all previously issued series as of the end of the calendar month immediately preceding the closing date for Series 20    -     and based on the Series 20    -     Nominal Liquidation Amount [and the nominal liquidation amount for Series 20    -     as of the closing date for Series 20    -    ], will be included in the first investor report for Series 20    -    .

Allocation Percentages

In general, Interest Collections and Defaulted Amounts in a collection period will be allocated among all outstanding series of notes issued by the issuing entity on the basis of the floating allocation percentage for each series for that collection period. The percentage of such amounts that will be allocable to Series 20    -     for any date of processing in a specified collection period is the Series 20    -     Floating Allocation Percentage and will be the percentage equivalent (not to exceed 100%) of a fraction, the numerator of which is the Series 20    -     Nominal Liquidation Amount as of the close of business on the last day of the collection period immediately preceding such date (or with respect to any date of processing during the collection period related to the                      20     distribution date, the Series 20    -     Nominal Liquidation Amount as of the closing date) and the denominator of which is the greater of (i) the Pool Balance as of the close of business on the last day of the collection period immediately preceding such collection period (or in the case of the collection period related to the                      20     distribution date, the cutoff date) and (ii) the sum of the numerators used to calculate the floating allocation percentages for all outstanding series of notes issued by the issuing entity (including the Series 20    -     Notes) for such date. Consequently, the Series 20    -     Allocable Interest Collections for each date of processing in a collection period will equal the product of (i) the applicable Series 20    -     Floating Allocation Percentage and (ii) the Interest Collections for such date and the Series 20    -     Allocable Defaulted Amount for such date of processing will be the product of (i) the applicable Series 20    -     Floating Allocation Percentage and (ii) the Defaulted Amount for such date.

Principal Collections in a collection period will be allocated among all outstanding series of notes issued by the issuing entity on the basis of the series principal allocation percentage for each series for that collection period. The calculation of that percentage for a series of notes will depend on whether or not the calculation is made during the revolving period for such series. The Series 20    -     Principal Allocation Percentage for any date of processing in a specified collection period will be the percentage equivalent (not to exceed 100%) of a fraction, the numerator of which is the Series 20    -     Nominal Liquidation Amount as of the close of business on the last day of the collection period immediately preceding the specified collection period (or, if such date occurs after the end of the Revolving Period, as of the last day of the Revolving Period) and the denominator of which is the greater of (i) the Pool Balance as of the last day of the collection period immediately preceding such specified collection period and (ii) the sum of the numerators used to calculate the percentages for allocating Principal Collections to all outstanding series of notes issued by the issuing entity (including the Series 20    -     Notes) for such date. However, for the collection period related to the                      20     distribution date, the Series 20    -     Principal Allocation Percentage will be the percentage equivalent (not to exceed 100%) of a fraction, the numerator of which is the Series 20    -     Nominal Liquidation Amount on the closing date and the denominator of which is the Pool Balance on the cutoff date. Consequently, the Series 20    -     Allocable Principal Collections for each date will equal the product of (i) the applicable Series 20    -     Principal Allocation Percentage and (ii) the Principal Collections for such date.

The portions of the Interest Collections, Principal Collections and Defaulted Amounts that are not allocated to any series of notes issued by the issuing entity (including the Series 20    -     Notes) will be paid or allocated, as applicable, to the holder of the transferor interest and will not be available to make payments on any such notes (including the Series 20    -     Notes). Additionally, as described under “— Application of Available Amounts” above, certain Interest Collections and Principal Collections that are allocated to a series of notes issued by the issuing entity (including the Series 20    -     Notes) may be paid to the holder of the transferor interest and will not thereafter be available to make payments on any such notes (including the Series 20    -     Notes).

Required Participation Amount

The Required Participation Amount as of any date will be the sum of (i) for each outstanding series of notes issued by the issuing entity (including Series 20    -    ), the product of (x) the required participation percentage for such series multiplied by (y) the invested amount for such series plus (ii) for each outstanding series of notes issued by the issuing entity (including Series 20    -    ), the required overcollateralization amount for such series. The required participation percentage for Series 20    -     is 100%. The depositor may, in its sole discretion, increase the required participation percentage for Series 20    -    ; provided, that if the depositor voluntarily increases the required participation percentage, then it may, in its sole discretion, upon ten days’ prior notice to the indenture trustee and the engaged NRSROs, subsequently decrease the required participation percentage to 100% or higher.

As described under “Description of the Notes — General,” if the Adjusted Pool Balance, as of the last day of any Collection Period, is less than the Required Participation Amount on such day, the depositor will be required either (i) to designate Additional Accounts for the Issuing Entity and transfer the Receivables in such Additional Accounts to the Issuing Entity or (ii) to make a deposit to the Excess Funding Account in the amount of such shortfall.

Shared Excess Interest Amounts

Any Series 20    -     Available Interest Amounts that are not needed to make payments or deposits for Series 20    -     on any distribution date will be available for allocation to other series of notes that are included in Excess Interest Sharing Group [    ]. Such excess will be treated as a portion of Shared Excess Interest Amounts for Excess Interest Sharing Group [    ] for the related distribution date and will be allocated to cover shortfalls, if any, in payments or deposits to be covered by available interest amounts for other series that are included in Excess Interest Sharing Group [    ], but which have not been covered out of the available interest amounts allocable to those series. If these shortfalls exceed the Shared Excess Interest Amounts for any distribution date, Shared Excess Interest Amounts will be allocated pro rata among the applicable series (which may include Series 20    -    ) based on their respective shortfalls in available interest amounts. To the extent that Shared Excess Interest Amounts exceed those shortfalls, the balance will be paid to the holder of the transferor interest except under the circumstances described under “Source of Funds to Pay the Notes — Application of Collections.”

Shared Excess Principal Amounts

Any Series 20    -     Available Principal Amounts that are not needed to make payments or deposits for Series 20    -     on any distribution date will be available for allocation to other series of notes that are included in Excess Principal Sharing Group [    ]. Such excess will be treated as a portion of Shared Excess Principal Amounts for Excess Principal Sharing Group [    ] for the related distribution date and will be allocated to cover shortfalls, if any, in payments or deposits to be covered by available principal amounts for other series that are included in Excess Principal Sharing Group [    ], which have not been covered out of the available principal amounts allocable to those series. Any reallocation of Series 20    -     Available Principal Amounts for this purpose will not reduce the Series 20    -     Nominal Liquidation Amount. If principal shortfalls exceed the Shared Excess Principal Amounts for any distribution date, Shared Excess Principal Amounts will be allocated pro rata among the applicable series

(which may include Series 20    -    ) based on their respective shortfalls in available principal amounts. To the extent that Shared Excess Principal Amounts exceed principal shortfalls, the balance will be used by the issuing entity to purchase additional receivables, if any, and will then be paid to the holder of the transferor interest except under the circumstances described under “Deposit and Application of Payments—Allocation of Available Amounts.”

Early Amortization Events

In addition to the events applicable to all series (see “Description of the Transaction Documents — Early Amortization Events”), each of the following events will constitute an Early Amortization Event for Series 20    -     and the Series 20    -     Notes:

(i) failure by the issuing entity, the depositor, the servicer or GM Financial (if GM Financial is no longer the servicer), as applicable (a) to make any deposit required by the terms of any Transaction Document on or before the date occurring five business days after the date such deposit is required to be made, (b) to deliver a monthly servicer’s certificate on the date required under the Transfer and Servicing Agreement, or within the applicable grace period (not to exceed five business days) or (c) to observe or perform in any material respect any other covenants or agreements set forth in any Transaction Document which failure (in the case of this clause (c) only and only with respect to a failure by the depositor, the servicer or GM Financial (if GM Financial is no longer the servicer)) materially and adversely affects the rights of the Series 20    -     Notesholders and continues unremedied for a period of sixty (60) days after the date on which written notice of such failure requiring the same to be remedied, has been given to the issuing entity, the depositor, the servicer or GM Financial (if GM Financial is no longer the servicer), as applicable, by the indenture trustee, or to the issuing entity, the depositor, the servicer or GM Financial (if GM Financial is no longer the servicer), as applicable, and the indenture trustee by any Series 20    -     Noteholder;

(ii) any representation or warranty made by GM Financial or the depositor in any Transaction Document, or any information required to be delivered by GM Financial or the depositor to identify the accounts designated to the issuing entity, proves to have been incorrect in any material respect when made or when delivered, which continues to be incorrect in any material respect for a period of sixty (60) days after the date on which written notice of such failure, requiring the same to be remedied, has been given to GM Financial or the depositor, as applicable, by the indenture trustee, or to GM Financial or the depositor, as applicable, and the indenture trustee by any Series 20    -     Noteholder and as a result the interests of the Series 20    -     Noteholders are materially and adversely affected; provided, that an Early Amortization Event pursuant to this clause (ii) will not occur if the depositor has accepted reassignment of the related receivable during such period in accordance with the provisions of the Transfer and Servicing Agreement;

(iii) the occurrence of an insolvency event with respect to GM;

(iv) on any distribution date, the Primary Series 20    -     Overcollateralization Amount is reduced to an amount less than the product of (i) the applicable Series 20    -     Overcollateralization Percentage and (ii) the initial aggregate principal amount of the Series 20    -     Notes;

(v) any Servicer Termination Event that adversely affects in any material respect the interests of any Series 20    -     Noteholder, or GM Financial (including its successors and assigns other than a successor servicer appointed after the occurrence of a Servicer Termination Event) no longer acts as servicer under the Transfer and Servicing Agreement;

(vi) on any determination date, the average of the Monthly Payment Rates for the three consecutive collection periods preceding such determination date is less than     %;

(vii) for three consecutive determination dates, the amounts on deposit in the excess funding account on each such determination date exceed     % of the sum of the invested amounts of all outstanding series issued by the issuing entity;

(viii) the aggregate principal amount of the Series 20    -     Notes is not repaid in full on the Series 20    -     Expected Final Distribution Date; or

(ix) the occurrence of an Event of Default (as defined under “—Events of Default” below) with respect to Series 20    -     Notes and the declaration that the Series 20    -     Notes are immediately due and payable pursuant to the Series 20    -     Indenture Supplement.

If any of the events described in (i), (ii) or (v), above, occurs, such event will be an Early Amortization Event for the Series 20    -     Notes when, and only if, after the applicable grace period described in such clause, if any, the Majority Noteholders (as defined in the Glossary) by written notice to the depositor, GM Financial, the servicer and the indenture trustee, declare that an Early Amortization Event has occurred as of the date of that notice. If any of the other events described above occurs then an Early Amortization Event will occur immediately upon the occurrence of such event without any notice or other action on the part of the indenture trustee or the Series 20    -     Noteholders.

If an Early Amortization Event (other than an Early Amortization Event under the Indenture for an insolvency event with respect to GM Financial or the depositor or an Early Amortization Event specified in clause (iii) or (ix) above) relating to the Series 20    -     Notes occurs and the Accumulation Period has not yet commenced then the Majority Noteholders may provide their written consent to the waiver of the related Early Amortization Event and the recommencement of the Revolving Period. The issuing entity shall give each engaged NRSRO notice of such recommencement at least ten (10) days prior to the proposed recommencement date. The Early Amortization Event under the Indenture for an insolvency event with respect to GM Financial or the depositor and the Early Amortization Events specified in clauses (iii) and (ix) above may not be waived in the manner described in this paragraph.

Events of Default

The events that constitute events of default for Series 20    -     and the Series 20    -     Notes, or the Events of Default, as well as the rights and remedies available to the Indenture Trustee and the Series 20    -     Noteholders when an Event of Default occurs, are set forth and described under “Description of the Transaction Documents — Events of Default.”

If an Event of Default for the Series 20    -     Notes occurs and is continuing as a result of the bankruptcy, insolvency or similar events relating to the issuing entity, the Series 20    -     Notes will be immediately due and payable. If any other Event of Default occurs, the indenture trustee or the holders of more than 50% of the aggregate principal amount of the Series 20    -     Notes may declare the Series 20    -     Notes to be immediately due and payable. If the Series 20    -     Notes are accelerated, you may receive principal before the Series 20    -     Expected Final Distribution Date and you may incur a loss on your investment in the Series 20    -     Notes.

Collection Account

The issuing entity has established an account that serves as the collection account. The collection account is maintained in the name of the indenture trustee and is held by the indenture trustee for the benefit of the noteholders of all series of notes, including the Series 20    -     Noteholders. The servicer has the revocable power to instruct the indenture trustee to make withdrawals and payments from the collection account for the purpose of carrying out its duties under the indenture.

The servicer will deposit into the collection account the portions of amounts collected on the receivables in the trust portfolio as are allocated to Series 20    -    . The servicer generally must make such required deposits into the collection account no later than two (2) business days after processing. However, (i) in the circumstances described under “Deposit and Application of Payments—Allocation of Available Amounts,” so long as GM Financial is the servicer and certain other specified conditions are satisfied and (ii) as described under “—Application of Available Amounts—Series 20    -     Allocable Principal Collections” herein, the servicer will be allowed to make these deposits on a monthly basis.

At the written direction of the servicer, the indenture trustee will invest funds on deposit in the collection account in eligible investments that mature no later than the business day preceding the following distribution date. On each distribution date with respect to the Revolving Period and the Accumulation Period and on the first distribution date with respect to an Early Amortization Period, net investment earnings on funds in the collection account will be credited to the collection account and treated as Interest Collections for that distribution date.

Accumulation Account

The issuing entity will establish an accumulation account. The accumulation account will be maintained in the name of the indenture trustee and held by the indenture trustee solely for the benefit of the Series 20    -     Noteholders. During the Accumulation Period, the Controlled Deposit Amount will be deposited to the accumulation account during each collection period subject to the priorities set forth under “—Application of Available Amounts—Series 20    -     Allocable Principal Collections—Allocations During the Accumulation Period” above.

The indenture trustee will use amounts on deposit in the accumulation account to pay the principal of the Series 20    -     Notes on the Expected Final Distribution Date as described under “— Application of Available Amounts — Series 20    -     Available Principal Amounts” above. If an Early Amortization Event occurs after the commencement of the Accumulation Period, on the first distribution date occurring after the collection period in which such Early Amortization Event occurred the indenture trustee will apply the amounts on deposit in the accumulation account, together with Series 20    -     Available Principal Amounts for that distribution date and certain other amounts, to pay the principal of the Series 20    -     Notes as described above under “— Application of Available Amounts — Series 20    -     Allocable Principal Collections.”

At the written direction of the servicer, the indenture trustee will invest funds on deposit in the accumulation account in eligible investments that mature no later than the business day preceding the following distribution date. Net investment earnings on funds in the accumulation account will be deposited into the collection account and treated as Series 20    -     Available Interest Amounts for that distribution date.

Reserve Account

The issuing entity will establish a reserve account. The reserve account will be maintained in the name of the indenture trustee and held by the indenture trustee solely for the benefit of the Series 20    -     Noteholders. On the closing date, the issuing entity will cause the depositor to deposit an amount equal to $            , representing 1.00% of the Series 20    -     Invested Amount as of the closing date, in the reserve account. Thereafter, the reserve account will be funded by the deposit therein, to the extent of amounts available as described above under “— Application of Available Amounts — Series 20    -     Available Interest Amounts,” of amounts necessary to cause the amount on deposit in the reserve account to equal the Specified Reserve Account Balance.

The Specified Reserve Account Balance will be the product of 1.00% and the initial Series 20    -     Invested Amount, except that the depositor will increase the Specified Reserve Account Balance to (i) the product of     % and the initial Series 20    -     Invested Amount if the average of the Monthly

Payment Rates for the three preceding collection periods is less than     % and greater than or equal to     % and the depositor does not elect to increase the Series 20    -     Overcollateralization Percentage in accordance with the definition thereof, (ii) the product of     % and the initial Series 20    -     Invested Amount if the average of the Monthly Payment Rates for the three preceding collection periods is less than     % and greater than or equal to     % and the depositor does not elect to increase the Series 20    -     Overcollateralization Percentage in accordance with the definition thereof and (iii) the product of     % and the initial Series 20    -     Invested Amount if the average of the Monthly Payment Rates for the three preceding collection periods is less than     % and the depositor does not elect to increase the Series 20    -     Overcollateralization Percentage in accordance with the definition thereof and, after any such increase, will return to the applicable product specified in clause (i) or (ii) above (subject to increase again in accordance with this paragraph) if the average of the Monthly Payment Rates for the three preceding collection periods is in the related above-specified range and will return to the product of 1.00% and the initial Series 20    -     Invested Amount (subject to increase again in accordance with this paragraph) if the average of the Monthly Payment Rates for the three preceding collection periods is greater than or equal to     %.

If the Series 20    -     Notes are not paid in full on the earlier of (i) the Series 20    -     Final Maturity Date and (ii) the first distribution date on or after the occurrence of an Event of Default and a declaration that all of the Series 20    -     Notes are immediately due and payable, any funds remaining in the reserve account, after giving effect to the distributions on such date as set forth above under “—Application of Available Amounts—Series 20    -     Available Interest Amounts,” will be treated as Series 20    -     Available Principal Amounts for distribution to the Series 20    -     Noteholders on such date. Upon the payment in full of the Series 20    -     Notes, any funds remaining in the reserve account will be treated as Shared Excess Principal Amounts and will be allocated to cover shortfalls, if any, in payments or deposits to be covered by available principal amounts for other series that are included in Excess Principal Sharing Group [    ], which have not been covered by the available principal amounts allocable to those series. On the distribution date on which the aggregate principal amount of the Series 20    -     Notes is paid in full, and after giving effect to distributions, if any, made to other series to cover shortfalls in payments or deposits to be covered by available principal amounts for other series that are included in Excess Principal Sharing Group [    ], the indenture trustee, acting at the direction of the servicer, will distribute to the holder of the transferor interest all remaining amounts on deposit in the reserve account.

At the written direction of the servicer, the indenture trustee will invest funds on deposit in the reserve account in eligible investments that mature no later than the business day preceding the following distribution date. Net investment earnings on funds in the reserve account will be deposited into the collection account and treated as Series 20    -     Available Interest Amounts for that distribution date.

Reports to Noteholders

On each distribution date, the paying agent, on behalf of the indenture trustee will make available to each noteholder of record on its website, initially located at http://ctslink.com, a statement prepared by the servicer setting forth the items described under “Description of the Notes — Reports to Noteholders.”

Description of the Transaction Documents

The following summary describes material terms of the Indenture, the indenture supplement, the master trust agreement, the Receivables Purchase Agreement, the Transfer and Servicing Agreement, the asset representations review agreement [and the hedge agreement]. The depositor has filed these transaction documents (or, in the case of the Series 2-    -     Indenture Supplement[ and the hedge agreement], a form of such document) as exhibits to the registration statement. On or prior to the filing of the final prospectus, the issuing entity will also file a final version of the Series 20    -     Indenture Supplement setting forth their final material terms on a Form 8-K under the commission file number that will be established for the issuing entity. This summary does not claim to be complete and is subject to all the provisions of the transaction documents.

Servicing the Receivables Pool

Under the Transfer and Servicing Agreement, the servicer will service the receivables in accordance with customary and usual servicing procedures that it uses in servicing dealer floorplan receivables that it services for its own account or for others and in accordance with the floorplan financing agreements and floorplan financing guidelines, except where the failure to comply will not materially and adversely affect the rights of the issuing entity or the noteholders. Servicing activities performed by the servicer include, among others, collecting and recording payments, making any required adjustments to the receivables, monitoring dealer payments, evaluating increases in credit limits and maintaining internal records with respect to each account designated to the issuing entity. Managerial and custodial services performed by the servicer on behalf of the issuing entity include, among others, maintaining books and records relating to the accounts and receivables and preparing the periodic and annual statements described under “Description of the Notes — Reports to Noteholders.” The servicer may change the terms and provisions of any of the floorplan financing agreements (including, without limitation, the reference rate and the spread over such reference rate upon which interest on the receivables is calculated) and the floorplan financing guidelines in any respect in accordance with the terms thereof and its customary servicing practices and subject to compliance with applicable laws.

Servicing Compensation and Payment of Expenses

The servicer will receive a fee for its servicing activities and reimbursement of expenses incurred in administering the issuing entity and the receivables. This servicing fee for the Series 20    -     Notes is as set forth under “Description of the Notes—Servicing Compensation and Payment of Expenses”. Each series’ servicing fee is payable periodically from the applicable series available interest amounts and, if available, any applicable shared excess interest amounts and any other amounts available for such purpose. Neither the issuing entity nor any noteholder will be responsible for any servicing fee allocable to the transferor interest. The portion of the compensation and expense reimbursements owed to the servicer that is allocated to the transferor interest will be payable from interest collections and principal collections allocated to the transferor interest. Each series’ servicing fee will be paid to the servicer only to the extent that funds are available therefor.

Servicer’s Certificates

Prior to each distribution date, the servicer will provide to the issuing entity, the owner trustee and the indenture trustee, as of the close of business on the last day of the preceding collection period, a statement describing substantially the same information provided in the periodic reports to noteholders. These reports are described under “Description of the Notes — Reports to Noteholders.”

Evidence as to Compliance

The Transfer and Servicing Agreement provides that, to the extent required by Regulation AB, the servicer will deliver an annual statement signed by an officer of the servicer to the effect that the servicer has fulfilled its material obligations under the transaction documents throughout the preceding calendar year, except as specified in the statement, to the indenture trustee, the owner trustee and each NRSRO then hired to rate the issuing entity’s notes. In the event that a successor servicer assumes the servicing duties under the transaction documents, each such servicer will provide a separate annual statement, if required.

Noteholders may obtain copies of the statements and certificates from the indenture trustee.

Servicer Purchase Obligations

In the Transfer and Servicing Agreement, the servicer will make certain covenants and agreements regarding its servicing duties and the receivables, including that: it will satisfy all of its obligations in connection with the receivables and accounts; it has not and will not permit any rescission or cancellation of a receivable, except as ordered by a court of competent jurisdiction or other governmental authority; it will not do anything or omit to do anything that would impair the rights of the noteholders or the holders of the transferor interest in the receivables; it will not reschedule, revise or defer payments due on any receivable, except in accordance with its guidelines for servicing dealer floorplan accounts; and it will not sell, transfer or pledge to any other person or permit the creation or existence of any lien (other than permitted liens) on the receivables.

If the depositor, the owner trustee, the indenture trustee or the servicer discovers, or receives written notice, that any of the servicer’s covenants set forth above has not been complied with in all material respects and such noncompliance has a material adverse effect on the related receivable or receivables then, if such noncompliance is not cured within 60 (sixty) days of the earlier to occur of the discovery of any such noncompliance by the servicer, or receipt by the servicer of written notice of any such noncompliance given by the issuing entity, the servicer will purchase the affected receivables. The purchase will be made at the end of such 60-day cure period, and the servicer will deposit into the collection account an amount equal to the amount payable by the dealer in respect of the affected receivable or receivables plus, without duplication, all accrued and unpaid interest thereon. This purchase by the servicer constitutes the sole remedy available to the noteholders in the case of a breach by the servicer of its covenants.

Resignation of the Servicer

The servicer may not resign from its obligations and duties under the Transfer and Servicing Agreement, except (i) upon a determination that performance of its duties is no longer permissible under applicable law and there is no reasonable action that the servicer could take to make the performance of its duties permissible under applicable law; or (ii) upon assumption of its obligations and duties by a successor in compliance with the requirements set forth in the Transfer and Servicing Agreement.

Upon any determination permitting the resignation of the servicer, the indenture trustee will, at the written direction of holders of at least a majority of the outstanding principal amount of all of the issuing entity’s outstanding notes of all series, appoint a successor servicer. If within 120 days after the determination that the servicer is no longer permitted to act as servicer, the indenture trustee is unable to appoint a successor then the indenture trustee will act as servicer. The indenture trustee may, however, delegate any or all of its servicing duties to any Person who agrees to conduct these duties in accordance with the applicable guidelines for servicing dealer floorplan accounts and the Transfer and Servicing Agreement, or may later appoint a successor servicer. If the indenture trustee is unwilling or legally unable to act as servicer, it will petition a court of competent jurisdiction to appoint an eligible successor having a net worth of not less than $100,000,000 and whose regular business includes the servicing of wholesale receivables and that satisfies the other applicable requirements set forth in the Transfer and Servicing Agreement.

No resignation of the servicer will become effective until the indenture trustee or another successor has assumed the servicer’s obligations and duties. However, the servicer may delegate certain of its servicing, collection, enforcement and administrative duties with respect to the receivables and the accounts to any person who agrees to conduct these duties in accordance with the applicable guidelines for servicing dealer floorplan accounts and the Transfer and Servicing Agreement. The servicer will remain liable for the performance of all such delegated duties.

Any entity into which the servicer may be merged or consolidated, or any entity resulting from any merger or consolidation to which the servicer is a party, or any entity succeeding to the business of the servicer or, an entity in each of the prior cases that assumes the obligations of the servicer, will be the successor to the servicer.

Indemnification by the Servicer

The servicer will indemnify the issuing entity, the owner trustee and the indenture trustee for any losses suffered as a result of the servicer’s actions in connection with the Transfer and Servicing Agreement, failure to act in accordance with the Transfer and Servicing Agreement or the acceptance and performance by the owner trustee or the indenture trustee of the obligations and duties under the Transfer and Servicing Agreement. However, the indenture trustee and the owner trustee, will not be indemnified for (i) any loss arising from the willful misconduct, negligence or bad faith of the owner trustee or from the willful misconduct, negligence or bad faith of the indenture trustee, as applicable; (ii) any costs, expenses or liabilities of the issuing entity with respect to actions taken by the owner trustee or the indenture trustee at the request of noteholders to the extent that the owner trustee or the indenture trustee has been indemnified by such noteholders; or (iii) any United States federal, state or local income or franchise taxes required to be paid by the issuing entity or any noteholder in connection with the Transfer and Servicing Agreement or the Indenture.

Neither the servicer nor any of its directors, officers, employees or agents will be under any other liability to the issuing entity, the owner trustee, the indenture trustee, the noteholders or any other person for any action taken in good faith, or for refraining in good faith from taking any action, in its capacity as servicer under the Transfer and Servicing Agreement. However, none of them will be protected against any liability resulting from any willful wrongdoing, bad faith or gross negligence in the performance of its duties or by reason of reckless disregard of its obligations and duties under the Transfer and Servicing Agreement. In addition, the Transfer and Servicing Agreement provides that the servicer is not under any obligation to appear in, prosecute or defend any legal action that is not incidental to its servicing responsibilities under the Transfer and Servicing Agreement and that in its reasonable opinion may expose it to any expense or liability.

Servicer Termination Events

For any series, each of the following events will constitute a servicer termination event:

(1)

failure by the servicer to make any payment, transfer or deposit under the Transfer and Servicing Agreement, the Indenture or any indenture supplement, or to give instructions or to give notice to the indenture trustee to do so, within five (5) business days after written notice is received by the servicer from the indenture trustee or after discovery of such failure by a responsible officer of the servicer;

(2)

failure by the servicer to observe or perform in any material respect any of its other covenants or agreements if the failure results in the occurrence of an early amortization event for any series of notes or an event of default or materially and adversely affects the amount or timing of payments to be made to the noteholders of any series or class under the Transfer and Servicing Agreement, the Indenture or the related indenture supplement and continues unremedied for a period of 60 days after written notice to the servicer by the owner trustee or the indenture trustee, or to the servicer, the owner trustee and the indenture trustee by noteholders of 10% or more of the outstanding principal amount of all of the issuing entity’s outstanding series of notes or, where the servicer’s failure does not relate to all series, 10% or more of the outstanding principal amount of all series affected; or the assignment or the delegation by the servicer of its duties, except as specifically permitted under the Transfer and Servicing Agreement;

(3)	any representation, warranty or certification made by the servicer in the Transfer and Servicing Agreement, or in any certificate delivered as required by the Transfer and

Servicing Agreement, proves to have been incorrect when made and it results in the occurrence of an early amortization event for any series of notes or an event of default or materially and adversely affects the amount or timing of payments to be made to the noteholders of any series or class under the Transfer and Servicing Agreement, the Indenture or the related indenture supplement and continues unremedied for a period of 60 days after written notice to the servicer by the owner trustee or the indenture trustee, or to the servicer, the owner trustee and the indenture trustee by noteholders of 10% or more of the outstanding principal amount of all of the issuing entity’s outstanding series of notes or, where the servicer’s inaccuracy does not relate to all series, 10% or more of the outstanding principal amount of the series affected;

(4)	the bankruptcy, insolvency, liquidation, conservatorship, receivership or similar events relating to the servicer; or

(5)	any other event specified as a servicer termination event with respect to such series in the related indenture supplement;

provided, that a delay in or failure of performance referred to in the first clause above for a period of ten (10) business days after the applicable grace period, or referred to under the second or third clause above for a period of sixty (60) business days after the applicable grace period, will not constitute a servicer termination event if the delay or failure could not be prevented by the exercise of reasonable diligence by the servicer and the delay or failure was caused by an act of God or other similar occurrence outside the reasonable control of the servicer.

The occurrence of any event comprising a servicer termination event will not relieve the servicer from using all commercially reasonable efforts to perform its obligations in a timely manner in accordance with the Transfer and Servicing Agreement. The servicer will be required to provide the issuing entity, the indenture trustee and each NRSRO then hired to rate the issuing entity’s notes with an officer’s certificate giving prompt notice of any failure or delay in the performance of its duties under the Transfer and Servicing Agreement, together with a description of its efforts to perform its obligations.

If a servicer termination event occurs, for as long as it has not been remedied, the indenture trustee may, and at the written direction of the holders of at least a majority of the outstanding principal amount of all of the issuing entity’s outstanding notes of all series will, by notice to the servicer and the owner trustee, and to the indenture trustee if given by the noteholders, terminate all of the rights and obligations of the servicer under the Transfer and Servicing Agreement. At the written direction of the holders of at least a majority of the outstanding principal amount of all of the issuing entity’s outstanding notes of all series, the indenture trustee will as promptly as possible appoint an eligible servicer as successor to the servicer. If no successor has been appointed or has accepted the appointment by the time the servicer ceases to act as servicer, the indenture trustee will automatically become the successor. If the indenture trustee is unwilling or legally unable to act as successor servicer, it shall petition a court of competent jurisdiction to appoint an eligible servicer as successor servicer.

Amendment

Indenture

Without the consent of the holders of any notes, the issuing entity and the indenture trustee, when authorized by an issuing entity order, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture, in form satisfactory to the indenture trustee, for any of the following purposes:

•

to correct or amplify the description of any property at any time subject to the lien of the Indenture, or better to assure, convey and confirm unto the indenture trustee any property subject or required to be subjected to the lien of the Indenture, or to subject to the lien of the Indenture additional property;

•	to evidence the succession of another person to the issuing entity, and the assumption by any such successor of the covenants of the issuing entity in the Indenture and in the notes;

•	to add to the covenants of the issuing entity, for the benefit of the holders of the notes, or to surrender any right or power conferred upon the issuing entity under the Indenture;

•	to convey, transfer, assign, mortgage or pledge any property to or with the indenture trustee;

•

to make any other provisions for matters or questions arising under the Indenture or in any indenture supplement; provided, that such action shall not adversely affect the interests of the noteholders;

•

to evidence and provide for the acceptance of the appointment under the Indenture by a successor indenture trustee with respect to the notes and to add to or change any of the provisions of the Indenture as may be necessary to facilitate the administration of the trusts under the Indenture by more than one trustee;

•

to modify, eliminate or add to the provisions of the Indenture to such extent as may be necessary, as evidenced by an opinion of counsel, to effect the qualification of the Indenture under the Trust Indenture Act or under any similar United States federal statute hereafter enacted, and to add to the Indenture such other provisions as may be expressly required by the Trust Indenture Act; and

•	to provide for the termination of any credit enhancement in accordance with the provisions of the related indenture supplement.

The issuing entity and the indenture trustee, when authorized by an issuing entity order, at any time and from time to time, may enter into one or more supplemental indentures, in form satisfactory to the indenture trustee, without the consent of the holders of any notes in order (a) to cure any ambiguity, to correct or supplement any provision in the Indenture or in any supplemental indenture that may be inconsistent with any other provision of the Indenture or in any supplemental indenture or (b) to make any other provisions with respect to matters or questions arising under the Indenture or in any supplemental indenture, so long as, in the case of both clause (a) and clause (b), the depositor has delivered to the indenture trustee an officer’s certificate, dated the date of any such action, stating that the depositor reasonably believes that such action will not result in the occurrence of an early amortization event or event of default or materially and adversely affect the amount or timing of payments to be made to the noteholders of any series or class.

Additionally, subject to certain limitations set forth in the Indenture, the issuing entity and the indenture trustee, when authorized by an issuing entity order, may, also without the consent of any noteholders of any series then outstanding, enter into one or more supplemental indentures for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indenture or of modifying in any manner the rights of the holders of the notes under the Indenture upon (a) ten days’ prior notice to each NRSRO then hired to rate the issuing entity’s notes, (ii) receipt of an officer’s certificate of the depositor to the effect that, in the depositor’s reasonable belief, the proposed amendment will not result in the occurrence of an early amortization event for any series of notes or an event of default or materially and adversely affect the amount or timing of payments to be made to the noteholders of any series or class under the Transfer and Servicing Agreement, the Indenture or the related indenture supplement, and (iii) receipt of a required federal income tax opinion regarding such amendment.

Furthermore, subject to certain limitations set forth in the Indenture, the issuing entity and the indenture trustee, when authorized by an issuing entity order, may, also without the consent of any noteholders of any series then outstanding, enter into one or more supplemental indentures to add, modify or eliminate such provisions as may be necessary or advisable in order to avoid the imposition of state or local income or franchise taxes imposed on the issuing entity’s property or its income.

With the consent of the holders of a majority of the outstanding principal amount of each adversely affected series of notes, the issuing entity and the indenture trustee may enter into supplemental indentures for the purposes of adding any provisions to, changing in any manner or eliminating any of the provisions of, or modifying in any manner the rights of such holders under, the Indenture. However, no such supplemental indenture may, without the consent of the holder of each outstanding note affected thereby:

•

change the due date of any installment of principal of or interest on any note, or reduce the principal amount thereof, the interest rate specified thereon or the redemption price with respect thereto or change any place of payment where, or the coin or currency in which, any note or any interest thereon is payable;

•

impair the right to institute suit for the enforcement of the provisions of the Indenture requiring the application of funds available therefor to the payment of any amount due on notes on or after the respective due dates thereof (or, in the case of redemption, on or after the redemption date);

•

reduce the percentage of the outstanding principal amount of any series outstanding the consent of the holders of which is required for any such supplemental indenture, or the consent of the holders of which is required for any waiver of compliance with certain provisions of the Indenture or certain defaults under the Indenture and their consequences as provided for in the Indenture;

•	modify or alter the provisions of the proviso to the definition of the term “Outstanding” or the term “Majority Noteholders” in the Indenture;

•

reduce the percentage of the outstanding principal amount, the consent of the holders of which is required to direct the indenture trustee to sell or liquidate the collateral if the proceeds of such sale would be insufficient to pay the principal amount and accrued but unpaid interest on the outstanding notes of such series;

•

modify any provision of the Indenture regarding supplemental indentures with the consent of noteholders except to increase any percentage specified or to provide that certain additional provisions of the Indenture or the other transaction documents cannot be modified or waived without the consent of the holder of each outstanding note affected thereby;

•

modify any of the provisions of the Indenture in such manner as to affect the calculation of the amount of any payment of interest or principal due on any note on any distribution date (including the calculation of any of the individual components of such calculation) or to affect the rights of the noteholders to the benefit of any provisions for the mandatory redemption of the notes contained in the Indenture; or

•

except as otherwise permitted or contemplated in the Indenture or in any other transaction document, permit the creation of any lien ranking prior to or on a parity with the lien of the Indenture with respect to any part of the collateral for any notes or terminate the lien of the Indenture on any such collateral at any time subject to the Indenture or deprive the holder of any note of the security provided by the lien of the Indenture.

Receivables Purchase Agreement

The Receivables Purchase Agreement may be amended by the parties thereto without the consent of any noteholder and with notice to each NRSRO then rating the issuing entity’s notes; provided, however, that such amendment does not adversely affect in any material respect the interests of any noteholder. The absence of any material adverse effect may be evidenced by an officer’s certificate of either party delivered to the issuing entity and the indenture trustee, to the effect that, in the reasonable belief of such party, such amendment will not adversely affect in any material respect the interests of any noteholder.

Additionally, the Receivables Purchase Agreement may also be amended by the parties thereto with notice to each NRSRO then rating the issuing entity’s notes and the consent of the noteholders representing a majority of the outstanding principal amount of the most senior class of notes of all materially adversely affected series, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Receivables Purchase Agreement or of modifying in any manner the rights of the depositor or the noteholders thereunder; provided, however, that no such amendment may (a) reduce in any manner the amount of or delay the timing of any distributions to be made to noteholders or deposits of amounts to be so distributed without the consent of each affected noteholder (provided that changes in early amortization events that decrease the likelihood of the occurrence of those events will not be considered delays in the timing of distributions for these purposes) or (b) reduce the aforesaid percentage required to consent to any such amendment without the consent of each noteholder. Any amendment to be effected pursuant to this paragraph will be deemed to materially adversely affect all outstanding series, other than any series with respect to which such action will not, as evidenced by an officer’s certificate of GM Financial, addressed and delivered to the issuing entity and the indenture trustee, adversely affect in any material respect the interests of any noteholder of such series.

Transfer and Servicing Agreement

The Transfer and Servicing Agreement may be amended by the parties thereto without the consent of any of the noteholders; provided that (a) the depositor or the servicer has delivered to the indenture trustee and the issuing entity an officer’s certificate stating that it reasonably believes that such amendment will not adversely affect in any material respect the interests of any noteholder; and (b) the depositor has delivered to the indenture trustee and the issuing entity an opinion of counsel to the effect that (i) the action will not adversely affect the tax characterization as debt of the notes of any outstanding class or series that were characterized as debt at the time of their issuance, (ii) the action will not cause the issuing entity to be treated as an association (or publicly traded partnership) taxable as a corporation and (iii) the action will not cause or constitute an event in which gain or loss would be recognized by any holder of notes of any outstanding class or series.

Additionally, the Transfer and Servicing Agreement may be amended by the parties thereto without the consent of any of the noteholders to add, modify or eliminate such provisions as may be necessary or advisable in order to enable all or a portion of the issuing entity to avoid the imposition of state or local income or franchise taxes imposed on the issuing entity’s property or its income; provided, however, that (a) the depositor delivers to the indenture trustee and the issuing entity an officer’s certificate to the effect that the proposed amendments meet the requirements of the Transfer and Servicing Agreement, (b) the depositor has delivered to the indenture trustee and the issuing entity an opinion of counsel as described in clause (b) of the immediately preceding paragraph and (c) such amendment does not affect the rights, duties or obligations of the indenture trustee under the Transfer and Servicing Agreement.

Further, the Transfer and Servicing Agreement may also be amended by the parties thereto, with the consent of the noteholders representing a majority of the outstanding principal amount of the most senior class of notes of each affected series for which the depositor has not delivered an officer’s certificate stating that the amendment will not adversely affect in any material respect the interests of any noteholder, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Transfer and Servicing Agreement or of modifying in any manner the rights of the noteholders; provided, that the depositor has delivered to the indenture trustee and the issuing entity an opinion of counsel as described in clause (b) of the second preceding paragraph; and provided, however, that no such amendment may (a) reduce in any manner the amount of or delay the timing of any distributions to be made to noteholders or deposits of amounts to be so distributed without the consent of each affected noteholder or (b) reduce the aforesaid percentage required to consent to any such amendment without the consent of each noteholder.

Master Trust Agreement

The master trust agreement may be amended by the parties thereto with prior written notice by the depositor to the indenture trustee and each NRSRO then hired to rate the issuing entity’s notes, but without the consent of any noteholders, holders of the transferor interest or the indenture trustee, provided, however, that (a) the depositor has delivered an officer’s certificate to the owner trustee and the indenture trustee, stating that such amendment will not, in the reasonable belief of the depositor, materially and adversely affect the interest of any noteholder or holder of the transferor interest or result in the occurrence of an early amortization event for any series of notes or an event of default or materially and adversely affect the amount or timing of payments to be made to the noteholders of any series or class under the Transfer and Servicing Agreement, the Indenture or any related indenture supplement and (b) the depositor delivers to the indenture trustee and the owner trustee an opinion of counsel as described under “— Transfer and Servicing Agreement” above.

Additionally, the master trust agreement may be amended by the parties thereto with prior written notice by the depositor to each NRSRO then hired to rate the issuing entity’s notes, but without the consent of the indenture trustee, the holders of the transferor interest or any of the noteholders to add, modify or eliminate such provisions as may be necessary or advisable in order to enable the issuing entity to avoid the imposition of state or local income or franchise taxes imposed on the issuing entity’s property or its income; provided, however, that (a) the depositor delivers to the indenture trustee and the owner trustee an officer’s certificate to the effect that the proposed amendments meet the requirements of the Transfer and Servicing Agreement, (b) the depositor delivers to the indenture trustee and the owner trustee an opinion of counsel as described under “— Transfer and Servicing Agreement” above and (c) such amendment does not affect the rights, duties or obligations of the owner trustee under the master trust agreement.

Further, the master trust agreement may also be amended by the parties thereto, with prior written notice by the depositor to each NRSRO then hired to rate the issuing entity’s notes, and with the consent of the indenture trustee and noteholders representing a majority of the outstanding principal amount of the most senior class of notes of each materially adversely affected series, and the consent of the holders of the transferor interest, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the master trust agreement or of modifying in any manner the rights of the noteholders or the holders of the transferor interest; provided, however, that without the consent of all noteholders or holders of the transferor interest adversely affected thereby, no such amendment may (a) increase or reduce in any manner the amount of, or accelerate or delay the timing of, distributions that are required to be made for the benefit of the noteholders or the holders of the transferor interest or (b) reduce the aforesaid percentage required to consent to any such amendment; and provided, further, that any such amendment will be subject to delivery to the indenture trustee of an opinion of counsel as described under “— Transfer and Servicing Agreement” above.

Administration Agreement

The administration agreement may be amended by the parties thereto, with the written consent of the owner trustee and without the consent of any of the noteholders or the holders of the transferor interest, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the administration agreement or modifying in any manner the rights of the noteholders or holders of the transferor interest; provided, however, that such amendment will not, as set forth in an officer’s certificate of the issuing entity satisfactory to the indenture trustee and the owner trustee, materially and adversely affect the interest of any noteholder or any holders of the transferor interest.

Additionally, the administration agreement may also be amended by the parties thereto, with the written consent of the owner trustee, the holders of notes evidencing not less than a majority of the aggregate outstanding principal amount of the notes of each outstanding series adversely affected thereby, and the holders of the transferor interest, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the administration agreement or modifying in any manner the rights of noteholders or holders of the transferor interest; provided, however, that, without the consent of the holders of all of the notes outstanding and all holders of the transferor interest, no such amendment may (a) increase or reduce in any manner the amount of, or accelerate or delay the timing of, collections of payments on the receivables or distributions that are required to be made for the benefit of the noteholders or the holders of the transferor interest or (b) reduce the aforesaid percentage of the noteholders which are required to consent to any such amendment.

Events of Default

For any series, each of the following events will constitute an event of default under the Indenture:

(1)	the issuing entity fails to pay principal when it becomes due and payable on the final maturity date for such series;

(2)	the issuing entity fails to pay interest on such notes when it becomes due and payable and the default continues, or is not cured, for a period of five (5) business days;

(3)	certain events of bankruptcy, insolvency, conservatorship, receivership or liquidation or similar events relating to the issuing entity;

(4)

the issuing entity fails to observe or perform in any material respect covenants or agreements made in the Indenture, which failure materially and adversely affects the interests of the noteholders of such series, and the failure continues, or is not cured, for sixty (60) days after notice to the issuing entity and the depositor by the indenture trustee or to the issuing entity, the depositor and the indenture trustee by noteholders of notes evidencing a majority of the outstanding principal amount of such series, which notice shall specify such failure and state that such notice is a “Notice of Default” under the Indenture;

(5)

any representation or warranty of the issuing entity made in the Indenture proves to have been incorrect in any material respect when made, which failure to be correct materially and adversely affects the interests of the noteholders of such series, and such default shall continue or not be cured for a period of sixty (60) days after notice to the issuing entity and the depositor by the indenture trustee or to the issuing entity, the depositor and the indenture trustee by the holders of notes evidencing a majority of the outstanding principal amount of the notes of such series, which notice shall specify such default and require it to be remedied and stating that such notice is a “Notice of Default” under the Indenture; or

(6)	any other event specified as an event of default with respect to such series in the related indenture supplement.

Failure to pay the full principal amount of a note on its expected final distribution date will not constitute an event of default. An event of default with respect to one series of notes will not necessarily be an event of default with respect to any other series of notes.

If an event of default, other than a bankruptcy, insolvency or similar event with respect to the issuing entity, should occur and be continuing with respect to a series of notes, the indenture trustee or the holders of more than 50% of the outstanding principal amount of the notes of each class of such series may declare all the notes of that series to be immediately due and payable. If an event of bankruptcy, insolvency or similar event relating to the issuing entity should occur and be continuing, all unpaid principal of, and accrued and unpaid interest on, the notes of all series shall automatically become immediately due and payable. Upon any such acceleration, the revolving period or other period of principal payment or accumulation, other than an early amortization period, for the affected series will terminate and an early amortization period with respect to such series will commence.

Prior to the declaration of the acceleration of the maturity of the notes of the affected series following an event of default, holders of a majority of the outstanding principal amount of the notes of such series may, on behalf of all noteholders of such series, waive in writing any past default with respect to such notes and its consequences, except a default in the payment of the principal or interest in respect of any note of such series, or in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of each affected noteholder. Upon any such written waiver, such default will cease to exist, and any event of default arising therefrom will be deemed to have been cured, for every purpose of the Indenture; but no such waiver will extend to any subsequent or other default or impair any right consequent thereon.

After the declaration of the acceleration of the maturity of the notes of the affected series following an event of default, such declaration may, under limited circumstances, be rescinded by the holders of more than 50% of the outstanding principal amount of the notes of each class of that series if (a) the issuing entity has paid or deposited with the indenture trustee a sum sufficient to pay the sum of (i) all payments of principal of and interest on the notes of such series and all other amounts that would then be due under the Indenture with respect to such series if the event of default giving rise to such acceleration had not occurred, (ii) certain fees, indemnities and expenses of the indenture trustee, the owner trustee and their agents and counsel and (iii) all other outstanding fees and expenses of the issuing entity and (b) all events of default with respect to the series (other than the nonpayment of the principal of the notes that became due solely by the related acceleration) have been cured or waived.

After acceleration of the notes of a series, principal collections and interest collections allocated to that series will be applied first, pro rata based on amounts due, to pay the indenture trustee and the owner trustee for any fees, expenses and indemnities due and owing to the indenture trustee and the owner trustee, respectively, and second, to make monthly principal and interest payments on the notes until the first to occur of: (i) the date on which the invested amount of that series is reduced to zero; and (ii) the date on which the issuing entity assets allocable to such series of notes have been sold and the proceeds therefrom have been distributed to the noteholders of such series. Funds in the issuing entity accounts for the accelerated series will be applied to pay principal of and interest on those notes.

If an event of default with respect to a series of notes has occurred and is continuing, then the indenture trustee may, and at the direction of the holders of a majority of the outstanding principal amount of the notes of such series shall (or, in the case of the fourth bullet point below, at least 66 2/3% of the outstanding principal amount of each class of such series):

•

institute proceedings in its own name and as trustee of an express trust for the collection of all amounts then payable on the notes of such series or under the Indenture with respect thereto, whether by declaration or otherwise, enforce any judgment obtained, and collect from the issuing entity and any other obligor upon such notes monies adjudged due;

•	take any other appropriate action to protect and enforce the rights and remedies of the indenture trustee and the holders of the notes of such series;

•

institute foreclosure proceedings from time to time with respect to the portion of the collateral allocable to such series of notes on the basis of the floating allocation percentage for such series by causing the issuing entity to sell such portion of the collateral ((A) including their related interest components and (B) excluding amounts held in the collection account, the excess funding account, any accumulation account or any other series account for such series, or any other series, which amounts will be applied as described above) to a permitted assignee in accordance with the Indenture, but only if the indenture trustee determines that the proceeds of such sale will be sufficient to pay principal of and interest on such notes in full; provided, that the indenture trustee will not cause the issuing entity to sell collateral the proceeds of which, when applied as described above, would exceed the amount necessary to pay in full the outstanding principal amount of the notes of such series plus all accrued and unpaid interest thereon at the time of such sale; and

•

institute foreclosure proceedings from time to time with respect to the portion of the collateral allocable to such series of notes on the basis of the floating allocation percentage of such series, regardless of the sufficiency of the proceeds thereof, by causing the issuing entity to sell such portion of the collateral ((A) including their related interest components and (B) excluding amounts held in the collection account, the excess funding account, any accumulation account or any other series account for such series, or any other series, which amounts will be applied as described above) to a permitted assignee in accordance with the Indenture; provided, that the indenture trustee will not cause the issuing entity to sell such collateral to the extent the proceeds, when applied as described above, would exceed the amount necessary to pay in full the outstanding principal amount of the notes of such series plus all accrued and unpaid interest at the time of such sale.

Following the foreclosure and sale of the allocable portion of the issuing entity assets for an accelerated series of notes and the application of the proceeds of that sale to those notes and the application of the amounts then held in the collection account, the excess funding account and any other issuing entity accounts for that series and any amounts available from credit enhancement for that series, that series will no longer be entitled to any allocation of collections or other issuing entity assets under the Indenture or the related indenture supplement, and those notes will no longer be outstanding.

Early Amortization Events

Beginning on the first distribution date following the collection period in which an early amortization event has occurred with respect to any series, the servicer will distribute all series available principal amounts allocable to that series to the noteholders of that series on each distribution date until the invested amount for such series is reduced to zero.

An early amortization period with respect to a series will begin as of the day on which an early amortization event occurs for that series. The early amortization events that are applicable for the Series 20    -     Notes are described under “Deposit and Application of Funds—Early Amortization Events.”

If an early amortization period begins with respect to a series, that period may terminate and the revolving period or accumulation period, as applicable, with respect to the series may recommence when the event giving rise to the commencement of the early amortization period no longer exists, whether as a result of the distribution of principal to noteholders of the series, the transfer of additional receivables to the issuing entity, or otherwise.

In addition to the consequences of an early amortization event discussed above, if bankruptcy, insolvency or similar proceedings under the bankruptcy code or similar laws occur with respect to the depositor, on the day of that event the depositor will immediately cease to transfer receivables to the issuing entity and promptly give notice to the indenture trustee, the servicer and the owner trustee of this event. Any receivables transferred to the issuing entity before the event, as well as collections on those receivables received at any time, will continue to be part of the trust property and will be applied as set forth in the transaction documents.

Each of the following events is an early amortization event with respect to all series:

•	the occurrence of an insolvency event with respect to the depositor or GM Financial;

•

a failure by the depositor to transfer to the issuing entity receivables in additional accounts within ten business days after the day on which it is required to convey those receivables under the Transfer and Servicing Agreement; or

•	the issuing entity or the depositor becomes subject to the requirement that it register as an investment company within the meaning of the Investment Company Act of 1940.

Asset Representations Review Triggers and Procedures

The asset representations reviewer has been hired by the issuing entity pursuant to the asset representations review agreement. The asset representations review agreement provides that, if two trigger conditions are met, the asset representations reviewer will perform a review of certain of the receivables to test for compliance with the representations made by the sponsor and the depositor about the receivables under the transaction documents. The first trigger is a dealer ratings trigger, that will occur if the aggregate principal balance of receivables that have been classified as a “Tier IV” account by GM Financial as a percentage of the Pool Balance at the end of collection period meets or exceeds the percentage for that collection period set forth under “–Dealer Ratings Trigger.” If the dealer ratings trigger occurs, it will be indicated on the distribution report filed on Form 10-D relating to that collection period. The second trigger is a voting trigger that will be met if, following the occurrence of the dealer ratings trigger, first, the noteholders of at least 5% of the principal amount of outstanding Series 20    -     Notes demand a vote about whether an asset representations review should be conducted and, second, if such a vote is demanded, the noteholders of a majority of the principal amount of the outstanding Series 20    -     Notes that participate in the resulting vote are in favor of conducting an asset representations review. The review fees that will be payable to the asset representations reviewer will be $         for each receivable tested as part of the asset representations review.

Dealer Ratings Trigger

If the aggregate principal balance of receivables in accounts in the trust portfolio that have been classified as “Tier IV” by GM Financial as a percentage of the Pool Balance as of the end of the collection period exceeds [    ]%, the dealer ratings trigger will occur. GM Financial may classify an account as “Tier IV” by reason of (i) the dealer’s failure to make any principal or interest payment when due under the floorplan financing agreement or (ii) insolvency of the dealer. The principal balance of a “Tier IV” account includes the principal balance of all receivables in the account, including defaulted, charged-off and ineligible receivables.

GM Financial developed the dealer ratings trigger by considering portfolio performance data since the inception of the program, in addition to historical industry trends.

GM Financial believes that the dealer ratings trigger is appropriate based on its experience with “Tier IV” accounts in both its dealer floorplan portfolio and the trust portfolio, and its assessment of the amount of receivables in accounts designated by GM Financial as “Tier IV” accounts, which has been stressed to assume a complete loss that could result in a risk of loss to noteholders of the most junior notes offered in its securitization transactions.]

For GM Financial’s dealer floorplan portfolio since 2013, the principal balance of receivables in accounts that have been classified as “Tier IV” (or its equivalent) by GM Financial as a percentage of the Pool Balance at the end of each month has ranged from     % to     %.

GM Financial has chosen to use a dealer ratings trigger instead of a delinquency trigger because it believes that the dealer credit rating classification is more relevant for a dealer floorplan portfolio. While interest charges on an account are payable monthly, principal payments are not scheduled, but rather are payable on demand or on the sale of the vehicle. Principal payments may be required as often as daily, and account balances may fluctuate daily as vehicles are sold and new inventory is delivered. As a result, GM Financial typically reviews dealer payment activity on a daily or weekly basis, and would modify a dealer account’s credit rating well before the account has been delinquent for 30 or more days, making traditional delinquency information immaterial.

Voting Trigger

If the dealer ratings trigger occurs, any Series 20    -     Noteholder or group of Series 20    -     Noteholders may demand that the indenture trustee call a vote of all Series 20    -     Noteholders to determine whether the asset representations reviewer must perform a review of the receivables. If any Series 20    -     Noteholder or group of Series 20    -     Noteholders demands that the indenture trustee call such a vote during a collection period, then that will be reported in the Form 10-D that is filed with respect to that collection period.

If, within [90] days of the date on which the Form 10-D is filed that reports the occurrence of the related dealer ratings trigger, Series 20    -     Noteholders of at least 5% of the outstanding principal balance of the Series 20    -     Notes as of the date on which such dealer ratings trigger occurred (exclusive of the outstanding principal balance of any Series 20    -     notes that are held by the sponsor or any of its affiliates) contact the indenture trustee to demand a vote of all Series 20    -     Noteholders regarding whether an asset representations review should be conducted, then the indenture trustee will submit the matter to a vote of all Series 20    -     Noteholders (through DTC in the case of any book-entry notes). If the indenture trustee submits the matter to a vote of all Series 20    -     Noteholders during a collection period, then that will be reported in the Form 10-D that is filed with respect to that collection period. Any such vote will remain open until the [150th day] after the date on which the Form 10-D was filed that reported the occurrence of the related dealer ratings trigger. In any vote, the Series 20    -     Noteholders will be able to vote to indicate whether or not to conduct an asset representations review.

If a voting quorum of Series 20    -     Noteholders holding at least 5% of the outstanding principal balance of all Series 20    -     Notes (exclusive of the outstanding principal balance of any Series 20    -     Notes that are held by the sponsor or any of its affiliates) participate in the related vote and if Series 20    -     Noteholders holding a majority of the principal amount of the Series 20    -     Notes that are voted cast votes that are in favor of directing an asset representations review, then the indenture trustee will promptly notify the asset representations reviewer and the servicer to commence an asset representations review in accordance with the asset representations review agreement. The date on which any such notice is provided by the indenture trustee will be the review notice date. If either the required voting quorum of Series 20    -     Noteholders do not participate in the related vote or if a voting quorum is achieved but Series 20    -     Noteholders holding a majority of the principal amount of the Series 20    -     Notes that are voted cast votes that are against directing an asset representations review, then no asset representations review will occur as a result of the related dealer ratings trigger.

Regardless of (i) whether a vote to conduct an asset representations review is called and (ii) the result of any such vote that is conducted, a subsequent vote may be called in the same manner and subject to the same conditions described in this section if a dealer ratings trigger is breached again with respect to a future collection period.

Asset Representations Review Procedures

Any review of the receivables to the asset representations review agreement will be performed only on the related dealer ratings trigger receivables. With respect to any such review, the dealer ratings trigger receivables will be those receivables that pertained to “Tier IV” accounts when the related dealer ratings trigger rate was breached.

The servicer will provide the asset representations reviewer with access to the receivables files for the dealer ratings trigger receivables and other information necessary for the review of the dealer ratings trigger receivables within 60 days of the review notice date. The asset representations reviewer will complete its review within 60 days after receiving access to all review materials, provided that the review period may be extended by up to an additional 30 days if the asset representations reviewer detects missing review materials that are subsequently provided by the servicer within the required time period or that require clarification of any review materials or testing procedures. If any dealer ratings trigger receivable is paid in full or redesignated from the issuing entity before the asset representations reviewer has delivered its report pursuant to the asset representations review agreement, the asset representations reviewer will terminate all testing with respect to that dealer ratings trigger receivable.

Any asset representations review will consist of performing specific tests for each related representation, as detailed in the asset representation review agreement, and each dealer ratings trigger receivable and determining whether each test was passed or failed. These tests were designed by the sponsor to determine whether a dealer ratings trigger receivable was not in compliance with the related representations made in the transaction documents at the relevant time, which is usually the time the receivable was sold to the issuing entity or as of the closing date. There may be multiple tests specified in the asset representations review agreement for each such representation. The asset representations review agreement describes what conditions will constitute a test failure with respect to any receivable that is reviewed as part of an asset representations review.

The review is not designed to determine why the dealer was classified as a “Tier IV” account or the creditworthiness of the dealer. The review is not designed to determine whether the receivable or the account was serviced in compliance with the Transfer and Servicing Agreement. The review is not designed to establish cause, materiality or recourse for any failed test. The review is not designed to determine whether GM Financial’s origination, underwriting and servicing policies and procedures are adequate, reasonable or prudent. The asset representations reviewer is not responsible for determining whether noncompliance of any dealer ratings trigger receivables with the related representations and warranties constitutes a breach of the transaction documents or whether any such dealer ratings trigger receivable is required to be redesignated from the trust portfolio.

Upon completion of an asset representations review, the asset representations reviewer will deliver to the issuing entity, the servicer and the indenture trustee a report on the test results for each dealer ratings trigger receivable and each test conducted. Upon receipt of the report, the related review fee pursuant to the asset representations review agreement will be due and payable to the asset representations reviewer according to the priority of payment as described under “Deposit and Application of Payments—Allocation of Available Amounts.” The servicer will cause a summary of each such report provided by the asset representations reviewer to be included in the Form 10-D that is filed with respect to the collection period during which such asset representations review is received by the servicer.

Any Series 20    -     noteholder may request a full copy of any report delivered by the asset representations reviewer from the servicer or the indenture trustee. If the requesting noteholder is not a noteholder of record, the noteholder must provide the servicer or the indenture trustee, as applicable, with

a written certification stating that the requesting noteholder is a beneficial owner of a Series 20    -     Note, together with supporting documentation supporting that statement (such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a Series 20    -     Note). If any requested report contains personally identifiable information regarding obligors, the servicer may condition its or the indenture trustee’s delivery of that portion of the report on the requesting noteholder’s delivery to the servicer of an agreement acknowledging that it may use that information only for the limited purpose of assessing the nature of the related breaches of representations and warranties and may not use that information for any other purpose.

Dispute Resolution for Repurchase Requests

If, either based on the results of a review by the asset representations reviewer or otherwise, the servicer, the issuing entity, the indenture trustee or any Series 20    -     Noteholder determines that a representation or warranty that was made by the depositor or the sponsor regarding a receivable was breached and that the interests of the Series 20    -     Noteholders in the related receivable are materially and adversely affected by the breach, then any such party may demand that the depositor or the sponsor, as applicable, repurchase the affected receivable in accordance with the terms of the transaction documents. If the holders of Series 20    -     Notes representing [five] percent or more of the note principal balance of the [most senior class of] Series 20    -     Notes then outstanding notify the indenture trustee that they have determined that such a representation or warranty was breached and that the interests of the Series 20    -     Noteholders in the related receivable are materially and adversely affected by the breach, then the indenture trustee will deliver the related demand to the depositor or the sponsor, as applicable, on behalf of those Series 20    -     Noteholders. If the depositor or the sponsor, as applicable, agrees that there has been a breach of a representation or warranty and that the interests of the Series 20    -     Noteholders in the related receivable are materially and adversely affected by the breach, and if the alleged breach is not remedied as of the last day of the second calendar month following the calendar month in which the demand to repurchase the affected receivable was first delivered, then the depositor or the sponsor, as applicable, will be obligated to repurchase the affected receivable.

Any demand to repurchase a receivable will be resolved if the related receivable is repurchased in accordance with the transaction documents, if the condition that led to the related breach is remedied, or if the requesting party withdraws its demand to repurchase the affected receivable. The status of all outstanding repurchase demands will be reported quarterly on Form ABS-15G filings that are made pursuant to Rule 15Ga-1 of the Exchange Act. If any repurchase demand is not resolved by the 180th day after the demand to repurchase is received, the servicer or the depositor will cause to be included in the Form 10-D that is filed with respect to the collection period during which such 180th day took place a statement describing the unresolved demand. The party that originally requested the repurchase or any Series 20    -     Noteholder will then have the right to refer the unresolved repurchase request to either mediation (including non-binding arbitration) or binding arbitration by providing notice to the sponsor and the depositor within 90 days after the date on which the related Form 10-D is filed. Holders of Series 20    -     Notes representing [five] percent or more of the note principal balance of the [most senior class of] Series 20    -     Notes then outstanding may also direct the indenture trustee to provide the related notice to the sponsor and the depositor, and participate in the selected resolution method, on their behalf. The sponsor and the depositor must agree to participate in the selected resolution method. Dispute resolution to resolve repurchase requests will be available regardless of whether the noteholders voted to direct an asset representations review or whether the dealer ratings trigger occurred.

A mediation or arbitration will be administered by [The American Arbitration Association] using its mediation or arbitration rules in effect at the time of the closing date. If [The American Arbitration Association] no longer exists, or if its rules would no longer permit mediation or arbitration of the dispute, the matter will be administered by another nationally recognized mediation or arbitration organization selected by the sponsor and the related mediation or arbitration will be administered by that organization using its relevant rules that are then in effect. However, if any rules of the mediation or arbitration organization are inconsistent with the procedures for the mediation or arbitration that are set forth in the transaction documents, then the procedures set forth in the transaction documents will apply. Any mediation or arbitration will be held at the offices of the mediator or arbitrator or at another location selected by the sponsor or the depositor. Any party or witness may appear by video conference or teleconference.

A single mediator or arbitrator will be selected by the mediation or arbitration organization from a list of neutrals that is maintained by the mediation or arbitration organization. Any selected mediator or arbitrator must be impartial, knowledgeable about and experienced with the law of the state of New York and will be an attorney with at least [15] years of experience specializing in commercial litigation and, if possible, consumer finance or asset-backed securitization matters.

For a mediation, the parties will agree to use commercially reasonable efforts to begin the mediation within [15] business days of the selection of the mediator and to conclude the mediation with [30] days of the start of the mediation. The costs of the mediation will be allocated among the parties as mutually agreed by the parties as part of the mediation. If the parties fail to agree at the completion of the mediation, the requesting party may refer the repurchase request to arbitration or may commence legal proceedings to resolve the dispute.

For an arbitration, the arbitrator will have the authority to schedule, hear and determine any motions according to New York law, and will do so at the motion of any party. Discovery will be completed within [30] days of the selection of the arbitrator and, for each party, will be limited to [two] witness depositions (each not to exceed five hours), [two] interrogatories, [one] document request and [one] request for admissions. However, the arbitrator may grant additional discovery on a showing of good cause that such additional discovery is reasonable and necessary. Briefs that are presented by the parties will be limited to no more than [ten] pages each and will be limited to initial statements of the case, motions, and a pre-hearing brief. The evidentiary hearing on the merits in the arbitration will begin no later than [60] days after the arbitrator is selected and will continue for no more than [six] consecutive business days, with equal time allotted to each party for the presentation of evidence and cross examination. The arbitrator may allow additional time for discovery and hearing on a showing of good cause or due to unavoidable delays.

The arbitrator will make its final determination in writing no later than [90] days after its appointment. The arbitrator will resolve the dispute according to the transaction documents, and may not modify or change the transaction documents in any way or award remedies not consistent with the transaction documents. The arbitrator will not have the power to award punitive or consequential damages. In its final determination, the arbitrator will determine and award the expenses of the arbitration to the parties in its reasonable discretion. The final determination of the arbitrator will be final and non-appealable, except for actions to confirm or vacate the determination that are permitted under law, and may be entered and enforced in any court with jurisdiction over the parties and the matter. By selecting arbitration, the requesting party is forfeiting its right to sue in court, including the right to a trial by jury, with respect to the subject matter of the arbitration.

No personally identifiable customer information will be produced for purposes of any mediation or arbitration. Each party will agree to keep the details of the repurchase request and the dispute resolution confidential, unless they are required to disclose details pursuant to applicable law.

Noteholder Communication

Three or more holders of the notes may, by written request to the trustee, obtain access to the list of all the noteholders maintained by the trustee for the purpose of communicating with other noteholders with respect to their rights under the indenture or the notes. The trustee may elect not to afford the requesting noteholders access to the list of noteholders if it agrees to mail the desired communication or proxy, on behalf of and at the expense of the requesting noteholders, to all noteholders.

Any noteholder may also send a request to the issuing entity or to the servicer, on behalf of the issuing entity, stating that the noteholder wishes to communicate with other noteholders about the possible exercise of rights under the transaction documents. The requesting noteholder must include in the request a description of the method by which other noteholders may contact the requesting noteholder. If the requesting noteholder is not a noteholder of record, the noteholder must provide a written certification stating that the requesting noteholder is a beneficial owner of a note, together with supporting documentation supporting that statement (such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a note). The issuing entity will promptly deliver any such request that it receives to the servicer. On receipt of a communication request, the servicer or the depositor, at the servicer’s expense, will include in the Form 10-D filed in the next month the following information:

•	a statement that the issuing entity received a communication request,

•	the date the request was received,

•	the name of the requesting noteholder,

•	a statement that the requesting noteholder is interested in communication with other noteholders about the possible exercise of rights under the transaction documents, and

•	a description of the method by which the other noteholders may contact the requesting noteholder.

Any expenses of the issuing entity or the servicer relating to an investor communication, including any review of documents evidencing ownership of a note and the inclusion of the investor communication information in the related Form 10-D, will be paid by the servicer.

[The Hedge Agreement]

[On the closing date, the issuing entity and the hedge counterparty will enter into a hedge agreement with respect to the Class A-2 Notes consisting of either an interest rate swap transaction or an interest rate cap transaction, as documented by an ISDA Master Agreement, the schedule thereto, the credit support annex thereto and a transaction confirmation.

Swap Transactions

If the issuing entity enters into an interest rate swap transaction with the hedge counterparty, such transaction will have an initial notional amount equal to the initial note principal amount of the Class A-2 Notes. The notional amount will decrease over time in accordance with an amortization schedule set forth in the interest rate swap transaction that reflects (as of the closing date) the amortization schedule of the Class A-2 Notes.

In general, under the interest rate swap transaction, on each distribution date, (x) the issuing entity will be obligated to pay the hedge counterparty an amount equal to the product of (i) a fixed rate, equal to     %, (ii) the notional amount set forth in the related confirmation for that distribution date, and (iii) a fraction, the numerator of which is equal to the actual number of days in the related interest period and the denominator of which is 360 and (y) the hedge counterparty will be obligated to pay the issuing entity an amount equal to the product of (i) LIBOR (or the Benchmark Replacement, if any), (ii) the notional amount set forth in the related confirmation for that distribution date, and (iii) a fraction, the numerator of which is equal to the actual number of days in the related interest period and the denominator of which is 360. Payments on the interest rate swap transaction will be exchanged on a net basis. The payment obligations of the hedge counterparty to the issuing entity under the interest rate swap transaction will become a part of [Series 20    -     Available Interest Amounts] and distributed in accordance with distributions described in “Deposit and Application of Funds—Application of Available Amounts”. The payment obligations of the issuing entity to the hedge counterparty under the interest rate swap transaction will be secured under the indenture by the same lien in favor of the indenture trustee that secures payments to the noteholders. Any net swap payment made by the issuing entity (excluding swap termination payments) will rank higher in priority than all payments on the notes.

Cap Transactions

If the issuing entity enters into an interest rate cap transaction with the hedge counterparty, such cap transaction will be purchased by the sponsor on behalf of the issuing entity on or prior to the closing date. Under the interest rate cap transaction, if LIBOR (or the Benchmark Replacement, if any) for an interest period is greater than     %, then on the related distribution date, the hedge counterparty will pay to the issuing entity an amount equal to the product of (x) the excess, if any, of LIBOR (or the Benchmark Replacement, if any) for the relevant interest period over     %, (y) the notional amount set forth in the related confirmation for that distribution date, and (z) a fraction, the numerator of which is equal to the actual number of days in the related interest period and the denominator of which is 360.

The payment obligations of the hedge counterparty to the issuing entity under the interest rate cap transactions will become a part of [Series 20    -     Available Interest Amounts] and distributed in accordance with distributions described in the section of this prospectus entitled “Deposit and Application of Funds—Application of Available Amounts”.

Termination of the Hedge Transactions

An event of default under the hedge agreement includes, among other things:

•	[failure by the issuing entity or the hedge counterparty to make payments due under any hedge transaction;

•	the occurrence of certain bankruptcy and insolvency events of the issuing entity or the hedge counterparty;

•	[the merger by either the issuing entity or hedge counterparty if the successor entity does not assume the obligations of such party under any hedge transaction; and]

•

with respect to the hedge counterparty, and to the extent set forth in the hedge agreement, the issuing entity, its breach of certain obligations under the hedge agreement, certain breaches or failures to perform by the hedge counterparty’s credit support provider, certain misrepresentations under the hedge agreement or the occurrence of a default under certain other agreements to which it is a party.]

A termination event under the hedge agreement includes, among other things:

•	[illegality of the transactions contemplated by the hedge agreement;

•	the occurrence of certain tax events, including certain tax events upon the merger of either the hedge counterparty or the issuing entity;

•

the issuing entity or any affiliate of the issuing entity makes certain amendments to any transaction document without the prior consent of the hedge counterparty if such amendment could have a materially adverse effect on the hedge counterparty;

•

any redemption, acceleration, auction, clean-up call or other prepayment in full, but not in part, of the notes under the Indenture or any event of default under the Indenture that results in certain rights or remedies being exercised with respect to the collateral;

•

failure of the hedge counterparty to assign the hedge agreement to an eligible counterparty if it determines in good faith that it is unable to provide the financial information required by Regulation AB; or

•

failure of the hedge counterparty to maintain its credit rating at certain levels required by the hedge agreement, which failure may not constitute a termination event if the hedge counterparty maintains certain minimum credit ratings and, among other things, either posts collateral pursuant to the credit support annex or assigns its rights and obligations under the hedge agreement to a substitute hedge counterparty with an acceptable rating.]

Upon the occurrence of any event of default or termination event specified in the hedge agreement, the non-defaulting or non-affected party may elect to terminate the hedge agreement. If the hedge agreement is terminated due to an event of default or a termination event, a swap termination payment under the interest rate swap transaction may be due to the hedge counterparty by the issuing entity out of Series 20    -     Available Interest Amounts and distributed in accordance with distributions described in “Deposit and Application of Funds—Application of Available Amounts”. The amount of any swap termination payment may be based on the actual cost or market quotations of the cost of entering into a similar hedge transaction or such other methods as may be required under the hedge agreement, in each case, in accordance with the procedures set forth in the hedge agreement. If market rates or other conditions have changed materially since the closing date, the amount of any swap termination payment that the issuing entity is obligated to pay could be substantial. If a replacement hedge agreement is entered into, any payments made by the replacement hedge counterparty in consideration for replacing the hedge counterparty will, to the extent not previously paid, be applied to any swap termination payment owed to the hedge counterparty under the hedge agreement. [Additional material provisions regarding substitution of the hedge agreement to be provided with each transaction.]]

Material Legal Aspects of the Receivables

Sale of Receivables

GM Financial will sell the receivables to the depositor and the depositor will in turn sell the receivables to the issuing entity. The depositor will represent on each closing date, that:

•	its transfer to the issuing entity constitutes a valid sale and assignment to the issuing entity of the receivables; and

•

under the Uniform Commercial Code as in effect in the state of Delaware or the “UCC,” the issuing entity has both (i) a valid and enforceable first priority perfected security interest in the receivables, in existence at the time the receivables are sold and assigned to the issuing entity or at the date of addition of any additional accounts, and (ii) a valid and enforceable first priority perfected security interest in the receivables created thereafter, in existence at and after their creation.

GM Financial and the depositor will represent that the receivables are “tangible chattel paper,” “accounts,” “payment intangibles” or “general intangibles” for purposes of the UCC. To the extent the receivables are tangible chattel paper, accounts or payment intangibles and the sale of the receivables by GM Financial to the depositor or by the depositor to the issuing entity is a sale or creates a security interest, or general intangibles and the sale of the receivables by GM Financial to the depositor or by the depositor to the trust creates a security interest, then the UCC will apply, and, except in the case of the sale of payment intangibles, the transferee must file appropriate financing statements (or in the case of tangible chattel paper, take possession) in order to perfect its interest in the receivables. Each of GM Financial, the depositor and the issuing entity will file financing statements covering the applicable receivables under the UCC in order to perfect their respective interests in the receivables, and they will file continuation statements as required to continue the perfection of their interests. The receivables will not be stamped to indicate the interest of the depositor, the issuing entity or the indenture trustee.

Under the UCC and applicable federal law, there are limited circumstances in which prior or subsequent transferees of receivables could have an interest that has priority over the issuing entity’s interest in the receivables. A purchaser of the receivables who gives new value and takes possession of the instruments which evidence the receivables (i.e., the tangible chattel paper) in the ordinary course of business may, under certain circumstances, have priority over the interest of the issuing entity in the receivables. A tax or other government lien on property of GM Financial or the depositor that arose before the time a receivable is conveyed to the issuing entity may also have priority over the interest of the issuing entity in that receivable. GM Financial will represent to the depositor, and the depositor will represent to the issuing entity, that the applicable receivables have been sold free and clear of the lien of any third party. GM Financial and the depositor will also covenant that they will not sell or pledge any receivable to any person other than to the issuing entity. In addition, so long as GM Financial is the servicer, collections on the receivables may, under certain circumstances, be commingled with GM Financial’s own funds before each distribution date and, in the event of the bankruptcy of GM Financial, the issuing entity may not have a perfected interest in these collections.

Matters Relating to Bankruptcy

Sale of the Receivables

The sale of the receivables by GM Financial to the depositor will be structured to minimize the possibility that a bankruptcy proceeding of GM Financial will adversely affect the issuing entity’s rights in the receivables. GM Financial intends that the sale of the receivables by GM Financial to the depositor constitute a “true sale.” In the Receivables Purchase Agreement, GM Financial will represent that its sale of the receivables to the depositor is a valid sale. The depositor will have no recourse to GM Financial other than the limited obligation to repurchase receivables for breaches of representations. Additionally, all actions required under applicable law to perfect the depositor’s ownership interest in the receivables will be taken.

On the closing date for a series, the depositor will receive a reasoned legal opinion that in a bankruptcy of GM Financial (i) the receivables and the collections on the receivables would not be property of GM Financial’s bankruptcy estate under U.S. federal bankruptcy laws, and (ii) the automatic stay under U.S. federal bankruptcy laws would not apply to prevent payment of the collections on the receivables to the depositor or the issuing entity. This opinion will be subject to certain assumptions and qualifications, and a court in a GM Financial bankruptcy proceeding may not reach the same conclusion.

Nonetheless, if GM Financial were to become a debtor in a bankruptcy proceeding and a bankruptcy trustee, debtor-in-possession or creditor were to take the position that the sale of the receivables from GM Financial to the depositor should be recharacterized as a pledge of the receivables to secure a borrowing, then delays in payments of collections on the receivables could occur. Moreover, if the bankruptcy court were to rule in favor of the bankruptcy trustee, debtor-in-possession or creditor, reductions in the amount of payments of collections on the receivables could result.

Structure of Depositor; Risk of Substantive Consolidation

The depositor is organized as a special purpose entity and is restricted by its organizational documents, to activities designed to make it “bankruptcy-remote.” These restrictions limit the nature of its activities, prohibit the incurrence of additional indebtedness and make it unlikely that the depositor will have any creditors. The depositor’s organizational documents restrict it from commencing a voluntary bankruptcy proceeding without the unanimous consent of its board of managers, including independent managers. The depositor’s organizational documents also contain covenants meant to preserve the separate identity of the depositor from GM Financial and to avoid substantive consolidation of GM Financial and the depositor. The most important of these covenants require the depositor to maintain its separate existence, maintain separate books and bank accounts, prepare separate financial statements, not hold itself out as liable for debts of any other person and not commingle its assets with the assets of GM Financial or its affiliates.

In addition, in the transaction documents, the owner trustee, the indenture trustee and the noteholders will agree not to institute a bankruptcy proceeding against the depositor in connection with any obligations under the notes or the transaction documents.

On the closing date for a series, GM Financial and the depositor will obtain a reasoned legal opinion that in a bankruptcy of GM Financial, a bankruptcy trustee, debtor-in-possession or creditor of GM Financial (or GM Financial as debtor-in-possession) would not have valid grounds to request a court to disregard the separate legal existence of the depositor and consolidate the assets and liabilities of the depositor with the assets and liabilities of GM Financial in a manner prejudicial to the noteholders. This opinion will be subject to certain assumptions and qualifications, including an assumption that each of the depositor and GM Financial comply with the depositor’s organizational documents. However, a court in a GM Financial bankruptcy proceeding may not reach the same conclusion. If the separate legal existence of GM Financial and the depositor were disregarded and the assets and liabilities of GM Financial and the depositor were consolidated, assets of the depositor could be used to satisfy GM Financial’s creditors instead of the noteholders or the issuing entity. This consolidation of assets and liabilities generally is referred to as “substantive consolidation.”

Sale of Receivables by the Depositor to the Issuing Entity; Perfection of Security Interests

The transfer of the receivables by the depositor to the issuing entity will be structured as a valid sale. Unlike the sale by GM Financial to the depositor, the depositor initially will retain an interest in the receivables it sells in the form of the transferor interest. Because of this retained interest, this sale may not constitute a “true sale” that removes the receivables from the bankruptcy estate of the depositor. The depositor will grant a back-up security interest in the receivables to the issuing entity and will file UCC financing statements to perfect the issuing entity’s ownership interest and security interest in the receivables. The trust agreement contains provisions similar to those in the depositor’s organizational documents designed to make the issuing entity “bankruptcy-remote” by limiting its activities and requiring creditors to agree not to institute a bankruptcy proceeding against the issuing entity.

Assuming that the sale of the receivables by GM Financial to the depositor is a “true sale,” the depositor is not consolidated with GM Financial in a bankruptcy of GM Financial and the depositor is not in bankruptcy, the issuing entity’s perfected security interest in the receivables generally will provide the issuing entity with uninterrupted access to collections on the receivables (other than any collections held by GM Financial as servicer at the time a bankruptcy proceeding is commenced). The issuing entity will grant a security interest in the receivables and other trust property to the indenture trustee, for the benefit of the noteholders, and will file UCC financing statements to perfect and maintain the perfection of the security interest.

Bankruptcy Proceedings of GM Financial, the Depositor or the Servicer

The depositor does not intend to commence, and GM Financial will agree that it will not cause the depositor to commence, a voluntary bankruptcy proceeding so long as the depositor is solvent. If GM Financial or the depositor were to become a debtor in a bankruptcy proceeding that caused an amortization event to occur, then (a) the sale of new receivables to the depositor would be prohibited under the Receivables Purchase Agreement, and (b) only collections on receivables previously sold to the depositor and sold to the issuing entity would be available to pay interest and principal on the notes.

The bankruptcy of the servicer would result in a servicer termination event which, in turn, would result in an early amortization event. If no other servicer termination event other than a bankruptcy were to exist, a trustee-in-bankruptcy of the servicer may have the power to prevent either the indenture trustee or the noteholders from appointing a successor servicer.

Payments made by GM Financial or the depositor to repurchase receivables pursuant to the transaction documents may be recoverable by GM Financial or the depositor, as debtor-in-possession, or by a creditor or a trustee-in-bankruptcy of GM Financial or of the depositor as a preferential transfer from GM Financial or the depositor if the payments were made within one year before the filing of a bankruptcy proceeding in respect of GM Financial.

Dodd-Frank Orderly Liquidation Framework

General

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. The Dodd-Frank Act, among other things, gives the Federal Deposit Insurance Corporation, or the FDIC, authority to act as receiver of bank holding companies, financial companies and their respective subsidiaries in specific situations under the Orderly Liquidation Authority, or OLA, as described in more detail below. The OLA provisions were effective on July 22, 2010. The proceedings, standards, powers of the receiver and many other substantive provisions of OLA differ from those of the Bankruptcy Code in several respects. In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including the sponsor, the depositor or the issuing entity, or their respective creditors.

Potential Applicability to the Sponsor, the Depositor and Issuing Entity

There is uncertainty about which companies will be subject to OLA rather than the Bankruptcy Code. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would mitigate these adverse effects.

The issuing entity or the depositor could also potentially be subject to the provisions of OLA as a “covered subsidiary” of the sponsor. For the issuing entity or the depositor to be subject to receivership under OLA as a covered subsidiary of the sponsor (1) the FDIC would have to be appointed as receiver for the sponsor under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the issuing entity or depositor is in default or in danger of default, (b) the liquidation of that covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of the sponsor.

There can be no assurance that the Secretary of the Treasury would not determine that the failure of the sponsor or any potential covered subsidiary thereof would have serious adverse effects on financial stability in the United States. In addition, no assurance can be given that OLA would not apply to the sponsor, the depositor or the issuing entity or, if it were to apply, that the timing and amounts of payments to the noteholders would not be less favorable than under the Bankruptcy Code.

FDIC’s Avoidance Power Under OLA

The provisions of OLA relating to preferential transfers differ from those of the U.S. federal bankruptcy laws. If the sponsor were to become subject to OLA, there is an interpretation under OLA that previous transfers of receivables by the sponsor perfected for purposes of state law and the U.S. federal bankruptcy laws could nevertheless be avoided by the FDIC as preferential transfers. In this case the receivables securing the notes could be reclaimed by the FDIC and the noteholders may have only an unsecured claim against the sponsor.

In July 2011, the FDIC adopted final rules which harmonize the application of the FDIC’s avoidance power under OLA with the related provisions under the U.S. federal bankruptcy laws. Based on these rules, the transfer of the receivables by the sponsor would not be avoidable by the FDIC as a preference under OLA.

FDIC’s Repudiation Power Under OLA

If the FDIC is appointed receiver of a company under OLA, the FDIC would have the power to repudiate any contract to which the company was a party if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of the company’s affairs.

In January 2011, the Acting General Counsel of the FDIC issued an advisory opinion confirming that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law, or changes the enforceability of standard contractual provisions meant to foster the bankruptcy-remote treatment of special purpose entities such as the depositor and the trust, and that, until the FDIC adopts a regulation, the FDIC will not exercise its repudiation authority to reclaim, recover or recharacterize as property of a company in receivership or the receivership assets transferred by that company prior to the end of the applicable transition period of any such future regulation, provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that company under the U.S. federal bankruptcy laws.

The sponsor and the depositor intend that the sale of the receivables by the sponsor to the depositor will constitute a “true sale” between separate legal entities under applicable state law. As a result, the sponsor believes that the FDIC would not be able to recover the receivables using its repudiation power.

Although the advisory opinion does not bind the FDIC, and could be modified or withdrawn in the future, the opinion provides that it will apply to asset transfers which occur prior to the end of any applicable transition period adopted to implement future regulation addressing the FDIC’s repudiation authority under OLA. However, there can be no assurance that the FDIC will address its repudiation authority under OLA in future regulations or that future regulations or subsequent FDIC actions in an OLA proceeding involving the sponsor, the depositor or the issuing entity would not be contrary to this opinion.

If the issuing entity were placed in receivership under OLA, the FDIC would have the power to repudiate the notes. In that case, the FDIC would be required to pay compensatory damages that are no less than the principal amount of the notes plus accrued interest as of the date the FDIC was appointed receiver and, to the extent that the value of the property that secured the notes is greater than the principal amount of the notes and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.

Material U.S. Federal Income Tax Consequences

General

Below is a description of the anticipated material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes offered by this prospectus. This description is based on the Internal Revenue Code, existing and proposed Treasury regulations, current administrative rulings, judicial decisions and other authorities as in effect as of the date of this prospectus, and all of which are subject to change, perhaps with retroactive effect. There are no cases or Internal Revenue Service, or IRS, rulings on similar transactions involving debt issued by a trust with terms similar to those of the notes. The IRS may challenge the conclusions reached in this description, and no ruling from the IRS has been or will be sought on any of the issues described below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions in this prospectus.

This description does not deal with all aspects of U.S. federal income taxation that may be relevant to the holders of notes in light of their personal investment circumstances nor, except for specific limited descriptions of particular topics, to noteholders subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions or broker dealers, taxpayers subject to the alternative minimum tax, holders that will hold the notes as part of a hedge, straddle, appreciated financial position or conversion transaction and holders that will hold the notes as other than capital assets. This information is directed only to prospective noteholders who:

•	purchase notes in the initial distribution of the notes, and

•	hold the notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code.

As used in this section of this prospectus, the term “U.S. noteholder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation created or organized in or under the laws of the United States, any state of the United States or the District of Columbia,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust or that has made a valid election under Treasury Regulations to be treated as a U.S. Person.

As used in this section of the prospectus, the term “non-U.S. noteholder” means a beneficial owner of a note other than a U.S. noteholder and other than a partnership.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) owns a note, the tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. Partners are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences to them.

Prospective noteholders are encouraged to consult with their tax advisors as to the U.S. federal, state and local, foreign and any other tax consequences to them of the purchase, ownership and disposition of notes.

Tax Characterization of the Issuing Entity

In the opinion of Katten Muchin Rosenman LLP, tax counsel to the depositor, assuming compliance with the terms of the transaction documents, the issuing entity will not be an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes.

Tax counsel will also opine that the [publicly offered] notes [other than the Class      Notes] will [and, although the conclusion is not free from doubt, the Class      Notes should] be characterized as indebtedness for U.S. federal income tax purposes to the extent such notes are treated as beneficially owned by a person other than the depositor or its affiliates for such purposes. If, contrary to the opinion of tax counsel, the IRS successfully asserted that one or more classes of notes did not represent debt for U.S. federal income tax purposes, such class or classes of notes might be treated as equity interests in the issuing entity. If so treated, the issuing entity might be treated as a publicly traded partnership taxable as a corporation with potentially adverse tax consequences, including being unable to reduce its taxable income by deductions for interest expense on notes recharacterized as equity. Alternatively, the issuing entity could be treated as a publicly traded partnership that would not be taxable as a corporation because it would satisfy a safe harbor. Nonetheless, treatment of notes as equity interests in a publicly traded partnership could have adverse tax consequences to some noteholders. For example, income to some tax-exempt entities (including pension funds) would be “unrelated business taxable income,” income to non-U.S. noteholders may be subject to U.S. withholding tax and U.S. tax return filing requirements, and individual holders might be subject to some limitations on their ability to deduct their share of issuing entity expenses.

Tax Characterization and Treatment of the Notes

Characterization as Debt. In the opinion of tax counsel, the [publicly offered] notes [other than the Class      Notes] will [and, although the conclusion is not free from doubt, the Class      Notes should] be characterized as indebtedness for U.S. federal income tax purposes to the extent such notes are treated as beneficially owned by a person other than the sponsor and its affiliates, for such purposes. The depositor, the servicer, the trustee and each noteholder, by acquiring an interest in a note, will agree to treat the notes as debt for U.S. federal, state and local income and franchise tax purposes. Neither the opinion of tax counsel nor the agreement to treat the notes as debt is binding on the IRS or the courts.

For a description of the potential U.S. federal income tax consequences to noteholders if the IRS were successful in challenging the characterization of the notes for U.S. federal income tax purposes, you should read “— Tax Characterization of the Issuing Entity” above.

Treasury Regulations issued under Section 385 of the Internal Revenue Code address the debt or equity treatment of any notes held by members of the issuing entity’s “expanded group.” If any notes held by members of the issuing entity’s expanded group are recharacterized as stock and such notes are subsequently transferred to a person outside of the expanded group, then on request by that person, the issuing entity will provide or cause to be provided information reasonably requested by that person to determine the issue date and issue price of the transferred notes.

Treatment of Stated Interest. The stated interest on a note that constitutes qualified stated interest will be taxable to a holder as ordinary income when received or accrued according to the holder’s method of tax accounting. For stated interest to be qualified stated interest it must be payable at least annually at a single rate that takes into account the length of the interval between interest payment dates, and reasonable remedies must exist to compel timely payment or the terms of the instrument must make late payment or non-payment sufficiently remote for purposes of the original issue discount, or OID, rules. [Although stated interest on the Class      Notes can be deferred under certain circumstances, the issuing entity intends to treat the potential deferral as sufficiently remote for purposes of the OID rules and treat the stated interest on the [offered] notes as qualified stated interest.]

[Original Issue Discount. In general, OID is the excess of the stated redemption price at maturity of a debt instrument over its issue price, unless that excess is no more than a de minimis amount (i.e., 0.25% of the principal amount multiplied by the weighted average maturity of the debt instrument). A note’s stated redemption price at maturity is the aggregate of all payments required to be made under the Note except qualified stated interest. The issue price will be the first price at which a substantial amount of notes are sold, excluding sales to bond houses, brokers or similar persons acting as underwriters, placement agents or wholesalers. A holder of notes treated as issued with OID that is not de minimis must include OID in its gross income as ordinary interest income as it accrues, regardless of the holder’s regular method of accounting, generally under a constant yield method. All stated interest payments on a note that matures one year or less from the date it is issued are included in the stated redemption price at maturity of the note and, therefore, are treated as OID. We do not anticipate issuing any offered notes with OID. The Class      Notes will be issued with OID. A holder of notes treated as issued with OID must include OID in its gross income as ordinary interest income as it accrues, regardless of the holder’s regular method of accounting, generally under a constant yield method. For purposes of determining the accrual of any OID on the notes, the issuing entity will use a prepayment assumption of     % ABS. No representation is made that these notes will prepay in accordance with that assumption or in accordance with any other assumption.]

[The Class      Notes will be issued with OID and will be subject to additional rules applicable to “short-term obligations” because they have a maturity date of not more than one year from the date of issuance. All stated interest payments on short-term obligations are included in their stated redemption price at maturity and, therefore, are treated as OID. A holder of short-term obligations generally must:

•	include amounts treated as OID in income when received or accrued, depending on the holder’s method of accounting,

•

include in ordinary income any gain realized on the sale, exchange or retirement of the short-term obligation to the extent of the unrecognized OID (determined as a ratable share of OID over the number of days the short-term obligation is held, or if an election is made regarding the short-term obligation, on the basis of its yield to maturity and daily compounding), and

•	defer deductions for interest expense on any indebtedness incurred or continued to purchase or carry the short-term obligation in an amount not exceeding the unrecognized OID until it is recognized.]

[Changes in U.S. Federal Tax Laws. Certain provisions in the Tax Cuts and Jobs Act could impact the U.S. federal income tax treatment of the notes for certain noteholders. Under the Tax Cuts and Jobs Act, a noteholder that uses an accrual method of accounting for U.S. federal income tax purposes generally would be required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements of such noteholder. The application of this rule thus may require the accrual of income earlier than would be the case under the general tax rules described above under “Material U.S. Federal Income Tax Consequences—Tax Characterization and Treatment of the Notes” in this prospectus, although the precise application of this rule is unclear at this time. However, the IRS has recently issued proposed Treasury regulations, on which taxpayers may rely, stating that OID and market discount will not be subject to these special timing rules. Further, it is unclear at this time the specific impact that other provisions of the Tax Cuts and Jobs Act could have on holders of the notes.]

Benchmark Transition Event. The issuing entity will issue Floating Rate Notes that will accrue interest based on a benchmark. The benchmark will initially be one-month LIBOR, although it may be changed following the occurrence of a Benchmark Transition Event. It is anticipated that any such replacement of the benchmark will not be a taxable event for noteholders of the Floating Rate Notes under Treas. Reg. Section 1.1001-3 because the Benchmark Replacement will replace the then-current benchmark by operation of the terms of the Floating Rate Notes, and all requisite decisions will be made unilaterally by the issuing entity. It is possible that the IRS could nevertheless determine that the replacement of the benchmark is a modification under those regulations and that the modification is a significant modification. In that case, recently issued Prop. Treas. Reg. Section 1.1001-6 provides additional guidance on the tax treatment of a replacement of the benchmark. Pursuant to the proposed Treasury regulations, an alteration of the terms of the Floating Rate Notes to replace the then-current benchmark with a “qualified rate” would not be treated as a modification and therefore would not result in a taxable exchange for noteholders of the Floating Rate Notes. The benchmark replacement process for the Floating Rate Notes provides an ordering of benchmark replacements that will likely result in a benchmark replacement rate that will meet the definition of a qualified rate. We can provide no assurance, however, that any benchmark replacement will be a qualified rate under the proposed Treasury regulations. For more information about the benchmark for the Floating Rate Notes and the replacement of the benchmark, you should read “Description of the Notes—Floating Rate Benchmarks—Benchmark Transition Event.”

Disposition of Notes. If a noteholder sells or disposes of a note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or disposition and the holder’s adjusted tax basis in the note. The holder’s adjusted tax basis will equal the holder’s cost for the note, increased by any OID and market discount previously included by the noteholder in income on the note and decreased by any bond premium previously amortized and any payments of principal and OID previously received by the noteholder on the note. Any gain or loss on a sale or disposition will be capital gain or loss if the note was held as a capital asset, except for gain representing accrued interest or accrued market discount not previously included in income. Capital gain or loss will be long-term if the note was held by the holder for more than one year and otherwise will be short-term.

Information Reporting and Backup Withholding. The trustee will be required to report annually to the IRS, and to each noteholder of record, the amount of interest paid on the notes, and any amount of interest withheld for U.S. federal income taxes, except as to exempt holders (generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who provide certification as to their status). Each holder who is not an exempt holder will be required to provide to the trustee, under penalties of perjury, a certificate containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. Should a holder fail to provide the required certification, the trustee will be required to withhold the tax from interest otherwise payable to the holder and pay the withheld amount to the IRS.

Tax Consequences to Non-U.S. Noteholders. Subject to the application of the FATCA withholding tax described in “—Payments to Foreign Financial Institutions and Certain Other Non-U.S. Entities” below, a non-U.S. noteholder who is an individual or corporation (or a person treated as a corporation for U.S. federal income tax purposes) holding the notes on its own behalf and not in connection with the conduct of a U.S. trade or business will not be subject to U.S. federal income taxes on payments of principal, premium, interest or OID on a note, unless the non-U.S. noteholder is a direct or indirect 10% or greater owner of the issuing entity or a controlled foreign corporation related to the issuing entity. To qualify for the exemption from taxation, the withholding agent must have received a statement from the individual or corporation that:

•	is signed under penalties of perjury by the beneficial owner of the note,

•	certifies that the beneficial owner is not a U.S. noteholder, and

•	provides the beneficial owner’s name and address.

A “withholding agent” is the last U.S. payor (or a non-U.S. payor who is a qualified intermediary, U.S. branch of a foreign person, or withholding foreign partnership) in the chain of payment before payment to a non-U.S. noteholder (which itself is not a withholding agent). This statement is made on an IRS Form W-8BEN or IRS Form W-8BEN-E, which generally is effective for the remainder of the year of signature plus three full calendar years unless a change in circumstances makes any information on the form incorrect. Under some circumstances, an IRS Form W-8BEN or IRS Form W-8BEN-E can remain effective indefinitely. The beneficial owner must inform the withholding agent within 30 days of a change in circumstances that makes any information on the form incorrect and furnish a new IRS Form W-8BEN or IRS Form W-8BEN-E to the withholding agent.

A non-U.S. noteholder who is not an individual or corporation (or a person treated as a corporation for U.S. federal income tax purposes) holding the notes on its own behalf may have substantially increased reporting requirements and is encouraged to consult its tax advisor.

A non-U.S. noteholder whose income on its investment in a note is effectively connected with the conduct of a U.S. trade or business will generally be taxed as if the holder was a U.S. noteholder.

Some securities clearing organizations, and other entities who are not beneficial owners, may be able to provide an IRS Form W-8IMY (or the appropriate substitute form) to the withholding agent. However, in this case, the IRS Form W-8IMY may require a copy of the beneficial owner’s IRS Form W-8BEN or IRS Form W-8BEN-E (or the appropriate substitute form).

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a non-U.S. noteholder will be exempt from U.S. federal income and withholding tax so long as:

•	the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. noteholder, and

•	in the case of a foreign individual, the non-U.S. noteholder is not present in the United States for 183 days or more in the taxable year.

If the interest, gain or income on a note held by a non-U.S. noteholder is effectively connected with the conduct of a trade or business in the United States by the non-U.S. noteholder, the holder, although exempt from the withholding tax described above, if an appropriate statement is furnished, will generally be subject to U.S. federal income tax on the interest, gain or income at regular U.S. federal income tax rates. In addition, if the non-U.S. noteholder is a foreign corporation, it may be subject to a branch profits tax equal to 30 percent of its “effectively connected earnings and profits” within the meaning of the Internal Revenue Code for the taxable year, unless it qualifies for a lower rate under a tax treaty.

Payments to Foreign Financial Institutions and Certain Other Non-U.S. Entities. A 30% withholding tax generally will apply to payments of interest on, and after December 31, 2018, gross proceeds from the disposition of, notes that are made to foreign financial institutions and certain non-financial foreign entities. Withholding tax, imposed under sections 1471 through 1474 of the Internal Revenue Code, or FATCA, generally will not apply where payments are made to (i) a foreign financial institution that enters into an agreement with the IRS to, among other requirements, undertake to identify accounts held by certain U.S. Persons or U.S.-owned foreign entities, report annually certain information about those accounts and withhold tax as may be required by that agreement, or (ii) a non-financial foreign entity that certifies it does not have substantial U.S. owners or furnishes identifying information about each substantial U.S. owner. Alternative requirements may apply to foreign entities subject to an intergovernmental agreement for the implementation of FATCA. The FATCA withholding tax applies regardless of whether a payment would be exempt from U.S. non-resident withholding tax (such as under the portfolio interest exemption or as capital gain) and regardless of whether a foreign financial institution is the beneficial owner of a payment. Prospective noteholders should consult their own tax advisors about the application and requirements of information reporting and withholding under FATCA and any intergovernmental agreement for the implementation of FATCA.

State and Local Tax Considerations

Because of the variation in the tax laws of each state and locality, it is impossible to predict the tax classification of the issuing entity or the tax consequences to the issuing entity or to holders of notes in all of the state and local taxing jurisdictions in which they may be subject to tax. Prospective noteholders are encouraged to consult their tax advisors about state and local taxation of the issuing entity and state and local tax consequences of the purchase, ownership and disposition of notes.

ERISA Considerations

General Investment Considerations

The Employee Retirement Income Security Act of 1974, or ERISA, and the Internal Revenue Code impose duties and requirements on employee benefit plans and other retirement plans and arrangements (such as individual retirement accounts and Keogh plans) that are subject to the fiduciary responsibility provisions of Title I of ERISA and/or Section 4975 of the Internal Revenue Code, referred to as “plans,” and some entities (including insurance company general accounts) whose assets are deemed to include assets of plans, and on persons who are fiduciaries of plans.

Plans that are subject to Title I of ERISA and/or Section 4975 of the Internal Revenue Code generally may purchase the [publicly offered] notes. Although it is not certain, the [publicly offered] notes are expected to be treated as “debt” and not as “equity interests” for purposes of U.S. Department of Labor Regulation 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA, or the “plan assets regulation,” because the [publicly offered] notes:

•	are expected to be treated as debt for U.S. federal income tax purposes, and

•	should not be deemed to have “substantial equity features.”

Any person who exercises authority or control over the management or disposition of a plan’s assets is considered to be a fiduciary of that plan. Under ERISA’s general fiduciary standards, before investing in the [publicly offered]notes, a plan fiduciary should determine, among other factors:

•	whether the investment is permitted under the plan’s governing documents,

•	whether the fiduciary has the authority to make the investment,

•	whether the investment is consistent with the plan’s funding objectives,

•	the tax effects of the investment,

•

whether under the general fiduciary standards of investment prudence and diversification an investment in the [publicly offered] notes is appropriate for the plan, taking into account the overall investment policy of the plan and the composition of the plan’s investment portfolio, and

•	whether the investment is prudent considering the factors described in this prospectus.

In addition, ERISA and Section 4975 of the Internal Revenue Code prohibit a broad range of transactions involving assets of a plan and persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Internal Revenue Code. A violation of these rules may result in the imposition of significant excise taxes and other liabilities.

A fiduciary of a plan should carefully review with its legal and other advisors whether the purchase, holding or disposition of any [publicly offered] notes could give rise to a transaction prohibited or impermissible under ERISA or Section 4975 of the Internal Revenue Code, and should read “ERISA Considerations” about the restrictions on the purchase, holding or disposition of the notes offered by this prospectus. Unless otherwise stated, references to the purchase, holding and disposition of the [publicly offered] notes in these sections also refer to the purchase, holding or disposition of an interest or participation in the [publicly offered] notes.

Prohibited Transactions

Whether or not an investment in the [publicly offered] notes will give rise to a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code will depend on whether the assets of the trust will be deemed to be “plan assets” of a plan investing in [publicly offered] notes issued by the trust. Under the plan assets regulation, a plan’s assets may be deemed to include an interest in the underlying assets of the trust if the plan acquires an “equity interest” in the trust and none of the exceptions in the plan assets regulation are applicable. In general, an “equity interest” is defined under the plan assets regulation as any interest in an entity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features.

As described above, the depositor believes that the [publicly offered] notes will be treated as indebtedness without substantial equity features for purposes of the plan assets regulation. This assessment is based on the traditional debt features of the [publicly offered] notes, including the reasonable expectation of purchasers of the [publicly offered] notes that the [publicly offered] notes will be repaid when due, traditional default remedies, and on the absence of conversion rights, warrants and other typical equity features.

Without regard to whether the [publicly offered] notes are treated as debt for ERISA purposes, the purchase, holding or disposition of the [publicly offered] notes by or on behalf of a plan could be considered to give rise to a direct or indirect prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code if the trust, the owner trustee, the trustee, any underwriter or any of their affiliates, including the sponsor, is or becomes a “party in interest” under ERISA or a “disqualified person” under Section 4975 of the Internal Revenue Code for the plan. In this case, exemptions from the prohibited transaction rules could apply to the purchase, holding and disposition of [publicly offered] notes by or on behalf of a plan depending on the type and circumstances of the plan fiduciary making the decision to purchase a [publicly offered] note and the relationship of the party in interest to the plan investor. Included among these exemptions are:

•	prohibited transaction class exemption 84-14, regarding transactions effected by qualified professional asset managers,

•	prohibited transaction class exemption 90-1, regarding transactions entered into by insurance company pooled separate accounts,

•	prohibited transaction class exemption 91-38, regarding transactions entered into by bank collective investment funds,

•	prohibited transaction class exemption 95-60, regarding transactions entered into by insurance company general accounts, and

•	prohibited transaction class exemption 96-23, regarding transactions effected by in-house asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code provide an exemption for some transactions between a plan and a person that is a party in interest or disqualified person for a plan solely by reason of providing services to the plan or having a relationship with a service provider (other than a party in interest or a disqualified person that is, or is an affiliate of, a fiduciary for the assets of the plan involved in the transaction), if the plan pays no more than, and receives no less than, adequate consideration in connection with the transaction. However, even if the conditions in one or more of these exemptions are met, the scope of relief may not necessarily cover all acts that might be construed as prohibited transactions.

Any plan that purchases, holds or disposes of the [publicly offered] notes will be deemed to have represented that its purchase, holding or disposition of the [publicly offered] notes is not and will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code due to the applicability of a statutory or administrative exemption from the prohibited transaction rules.

Due to the possibility that the issuing entity, underwriters, or any of their respective affiliates may receive certain benefits in connection with the sale or holding of the [publicly offered] notes, the purchase of the [publicly offered] notes using plan assets over which any of these parties or their affiliates has investment authority, or renders investment advice for a fee with respect to the plan assets, or is the employer or other sponsor of the plan, might be deemed to be a violation of a provision of Title I of ERISA or Section 4975 of the Code. Accordingly, the [publicly offered] notes may not be purchased using the assets of any plan if the issuing entity, underwriters or any of their respective affiliates has investment authority, or renders investment advice for a fee with respect to the assets of the plan, or is the employer or other sponsor of the plan, unless an applicable prohibited transaction exemption is available to cover the purchase or holding of the [publicly offered] notes or the transaction is not otherwise prohibited.

Benefit Plans Not Subject to ERISA or the Internal Revenue Code

Some employee benefit plans, such as governmental plans, foreign plans and some church plans (each as defined or described in ERISA) are not subject to the prohibited transaction provisions of ERISA and Section 4975 of the Internal Revenue Code. However, these plans may be subject to other federal, state, local or non-U.S. laws or regulations that are substantially similar to Section 406 of ERISA or Section 4975 of the Internal Revenue Code (each, a “similar law”). In addition, a plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code is subject to the prohibited transaction rules in Section 503 of the Internal Revenue Code. Each plan that is subject to a similar law, and each person acting on behalf of or investing the assets of the plan, that purchases, holds or disposes of [publicly offered] notes will be deemed to have represented that its purchase, holding and disposition of the [publicly offered] notes is not and will not result in a non-exempt violation of similar law.

[Class      Notes Prohibited From Purchase by Plans

Due to the uncertainty surrounding their debt treatment, the Class      Notes may not be purchased by or on behalf of plans or using plan assets of a plan. A prospective purchaser, holder or transferee of the Class      Notes is required to represent (or in the case of Book-Entry Class      Notes, will be deemed to have represented) that it is not a plan, including any plan subject to similar law, or acting on behalf of or using plan assets of any such plan to effect such purchase or transfer of a Class      Note.]

Legal Investment

Money Market Investment

The Class A-1 Notes will be structured to be eligible for purchase by money market funds under Rule 2a-7 under the 1940 Act. Rule 2a-7 includes additional criteria for investments by money market funds, including requirements relating to portfolio maturity, quality and diversification. Any determinations as to the qualification of the Class A-1 Notes under, and compliance with, these other requirements of Rule 2a-7 are solely the responsibility of each money market fund and its investment advisor.

A money market fund should consider whether an investment by the money market fund in the Class A-1 Notes satisfies the money market fund’s investment policies and objectives, and should consult its own legal advisors in determining whether and to what extent the Class A-1 Notes are a legal investment or are subject to restrictions on investment.

[European Risk Retention and Due Diligence Requirements

None of the sponsor, the depositor, the issuing entity or the underwriters intend that an investment in the notes will comply with the requirements of any of (i) Articles 404-410 of Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013, as supplemented by Commission Delegated Regulation (EU) No. 625/2014 and Commission Implementing Regulation (EU) No. 602/2014, which applies to credit institutions and investment firms regulated in member states of the

European Economic Area (the EEA) and consolidated group affiliates thereof (the CRR Retention Requirements); (ii) Article 17 of Directive 2011/61/EU and Chapter III, Section 5 of Commission Delegated Regulation (EU) No. 231/2013 supplementing that Directive (AIFMD), which applies to regulated alternative investment fund managers in member states of the EEA (the AIFMD Retention Requirements); or (iii) Article 135(2) of Directive 2009/138/EC as supplemented by Articles 254-257 of Commission Delegated Regulation (EU) 2015/35which applies to EEA regulated insurance and reinsurance undertakings (the Solvency II Retention Requirements, and, together with the CRR Retention Requirements and the AIFMD Retention Requirements, the EU Retention Requirements). For the purposes of this provision, any investor subject to the EU Retention Requirements is referred to as an Affected Investor.

Neither of the sponsor nor any other party to the transaction detailed in this prospectus will retain or commit to retain a 5% net economic interest with respect to the notes for the purposes of the EU Retention Requirements or take any other action which may be required by investors for the purposes of the EU Retention Requirements. In addition, the arrangements described under “Credit Risk Retention” have not been structured with the intention of ensuring compliance with the EU Retention Requirements. This may impair the marketability and liquidity of the notes. If an Affected Investor fails to comply with the EU Retention Requirements, it may be subject to an additional regulatory charge with respect to any notes acquired by it or on its behalf, and may be subject to other regulatory sanctions. Noteholders are responsible for analyzing their own regulatory position and are advised to consult with their own advisors regarding the suitability of the notes for investment compliance with the EU Retention Requirements.

None of the issuing entity, the sponsor, the depositor, the underwriters or any other party to the transaction makes any representation to any prospective investor or purchaser of the notes regarding the regulatory capital treatment of their investment in the notes on the closing date or in the future.]

Volcker Rule Considerations

The issuing entity will be relying on an exclusion or exemption under the 1940 Act contained in Section 3(c)(5) of the 1940 Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Act (such statutory provision together with such implementing regulations, the Volcker Rule).

The Volcker Rule generally prohibits “banking entities” (which is broadly defined to include U.S. banks and bank holding companies and many non-U.S. banking entities, together with their respective subsidiaries and other affiliates) from (i) engaging in proprietary trading, (ii) acquiring or retaining an ownership interest in or sponsoring a “covered fund” and (iii) entering into certain relationships with such funds. The Volcker Rule became effective on July 21, 2012, and final regulations implementing the Volcker Rule were adopted on December 10, 2013 and became effective on April 1, 2014. Conformance with the Volcker Rule and its implementing regulations was required by July 21, 2015 (subject to the possibility of up to two one-year extensions). Under the Volcker Rule, unless otherwise jointly determined by specified federal regulators, a “covered fund” does not include an issuer that may rely on an exclusion or exemption from the definition of “investment company” under the 1940 Act other than the exclusions contained in Section 3(c)(1) and Section 3(c)(7) of the 1940 Act. The general effects of the Volcker Rule remain uncertain. Any prospective investor in the notes, including a U.S. or foreign bank or a subsidiary or other affiliate thereof, should consult its own legal advisors regarding such matters and other effects of the Volcker Rule.

Legal Proceedings

The Sponsor and the Servicer

The sponsor is subject to various pending and potential legal and regulatory proceedings in the ordinary course of business, including litigation, arbitration, claims, investigations, examinations, subpoenas and enforcement proceedings. Some litigation against the sponsor could take the form of class actions. The outcomes of these proceedings are inherently uncertain, and thus GM Financial cannot confidently predict how or when these proceedings will be resolved. An adverse outcome in one or more of these proceedings could result in substantial damages, settlements, fines, penalties, diminished income or reputational harm to the sponsor, and could materially and adversely affect the interests of the noteholders or the servicer’s ability to perform its duties under the transaction documents. The proceedings identified below are those in connection with which the sponsor believes a material loss is reasonably possible or probable.

[Insert disclosure regarding any material legal proceedings pending against the sponsor and servicer, or known to be contemplated by governmental authorities, in accordance with Regulation AB Item 1117.]

[The Depositor]

[Insert disclosure regarding any material legal proceedings pending against the depositor, or known to be contemplated by governmental authorities, in accordance with Regulation AB Item 1117.]

The Indenture Trustee

[Insert disclosure regarding any material legal proceedings pending against the indenture trustee, or known to be contemplated by governmental authorities, in accordance with Regulation AB Item 1117.]

The Owner Trustee

[Insert disclosure regarding any material legal proceedings pending against the owner trustee, or know to be contemplated by governmental authorities, in accordance with Regulation AB Item 1117.]

Certain Relationships and Related Transactions

In the ordinary course of business from time to time, the sponsor and its affiliates have business relationships and agreements with affiliates of the owner trustee and the trustee [and the hedge counterparty], including commercial banking, committed credit facilities, underwriting agreements, hedging agreements and financial advisory services, all on arm’s length terms and conditions.

The owner trustee is not an affiliate of any of the depositor, the sponsor, the servicer, the issuing entity or the trustee. However, the owner trustee and one or more of its affiliates may, from time to time, engage in arm’s length transactions with the depositor, the sponsor, the trustee, or affiliates of any of them, that are distinct from its role as owner trustee, including transactions both related and unrelated to the securitization of dealer floorplan receivables.

The trustee is not an affiliate of any of the depositor, the sponsor, the servicer, the issuing entity, the owner trustee. However, the trustee and one or more of its affiliates may, from time to time, engage in arm’s length transactions with the depositor, the sponsor, the owner trustee, the sponsor or affiliates of any of them, that are distinct from its role as trustee, including transactions both related and unrelated to the securitization of dealer floorplan receivables.

The sponsor, the depositor and the servicer are affiliates and also engage in other transactions with each other involving securitizations and sales of dealer floorplan receivables.

[Disclosure regarding additional affiliations provided for each transaction.]

Ratings

The sponsor has engaged [two] nationally recognized statistical rating organizations to assign credit ratings to the [publicly offered] notes.

The ratings of the [publicly offered] notes will address the likelihood of the payment of principal and interest on the [publicly offered] notes according to their terms. Each engaged NRSRO will monitor the ratings using its normal surveillance procedures. Each engaged NRSRO, in its discretion, may change, qualify or withdraw an assigned rating at any time as to any class of [publicly offered] notes. Any rating action taken by one engaged NRSRO may not necessarily be taken by another engaged NRSRO. No transaction party will be responsible for monitoring any changes to the ratings on the [publicly offered] notes.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time for any reason. There can be no assurances that the engaged NRSROs will not lower or withdraw their ratings. No person or entity will be obligated to provide any additional credit enhancement with respect to the [publicly offered] notes. Any withdrawal of a rating may have an adverse effect on the liquidity and market price of the [publicly offered] notes. The ratings assigned to the [publicly offered] notes address the likelihood of the receipt by the noteholders of all distributions to which the noteholders are entitled by their respective final scheduled distribution dates. The ratings assigned to the [publicly offered] notes do not represent any assessment of the likelihood that principal prepayments might differ from those originally anticipated or address the possibility that noteholders might suffer a lower than anticipated yield.

Underwriting

Under the terms and subject to the conditions set forth in the underwriting agreement for the sale of the publicly offered notes, each of the underwriters has severally agreed, subject to the terms and conditions set forth therein, to purchase the principal amount of the publicly offered notes set forth opposite its name below:

	Principal Amount of Class A-1 Notes[(1)	Principal Amount of Class A-2 Notes(1)]	Principal Amount of Class B Notes	Principal Amount of Class C Notes
[Underwriter]	$ [ ]	$ [ ]	$ [ ]	$ [ ]
[Underwriter]	$ [ ]	$ [ ]	$ [ ]	$ [ ]
[Underwriter]	$ [ ]	$ [ ]	$ [ ]	$ [ ]
[Underwriter]	$ [ ]	$ [ ]	$ [ ]	$ [ ]
[Underwriter]	$ [ ]	$ [ ]	$ [ ]	$ [ ]
Total	$ [ ]	$ [ ]	$ [ ]	$ [ ]

(1)

The allocation of the principal amount between the Class A-1 and the Class A-2 Notes will be determined on or before the date of pricing. The aggregate principal amount of the Class A-1 Notes and the Class A-2 Notes is $                .]

The underwriters have advised the sponsor that they propose initially to offer the publicly offered notes to the public at the prices listed below, and to dealers at prices less the initial concessions listed below:

	Underwriting Discount			Net Proceeds to the Seller (1)			Selling Concessions Not to Exceed	Reallowance Not to Exceed
Class A-1		[ ]%			[ ]%		[ ]%	[ ]%
[Class A-2]		[ ]%			[ ]%		[ ]%	[ ]%
Class B		[ ]%			[ ]%		[ ]%	[ ]%
Class C		[ ]%			[ ]%		[ ]%	[ ]%

Total	$	[	]	$	[	]

(1)	Before deducting expenses, estimated to be $ .

[The Class D Notes are not being offered by this prospectus, and [are anticipated to be privately placed with institutional investors]/[will initially be retained by the depositor or an affiliate of the depositor].] [Additional classes of notes may also be [privately placed]/[retained by the depositor or an affiliate of the depositor]. Retained notes may be sold, subject to the requirements set forth in the Indenture, from time to time to purchasers directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of the notes. If the retained notes are sold through underwriters or broker-dealers, the depositor will be responsible for discounts or commissions or agent’s commissions. The retained notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.]

The depositor and the sponsor have agreed to indemnify the underwriters against specified liabilities including civil liabilities under the Securities Act, or contribute payments which the underwriters may have to make in respect thereof.

United Kingdom

In the United Kingdom, this prospectus is being distributed only to and is directed only at persons (1) who fall within article 19(5) (“investment professionals”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Financial Promotion Order, or (2) who fall within article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order or (3) who are persons to whom it may otherwise lawfully be communicated without the need for such document to be approved, made or directed by an “authorised person” (as defined by section 31(2) of the FSMA (as defined below)) under section 21 of the FSMA (all such persons together being referred to as “Relevant Persons”). This prospectus must not be acted on or relied on in the United Kingdom by persons who are not Relevant Persons. In the United Kingdom, any investment or investment activity to which this prospectus relates, including the notes, is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 of the United Kingdom, as amended, or FSMA) received by it in connection with the issue or sale of the notes in circumstances in which section 21(1) of the FSMA does not apply to the issuing entity or the depositor; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the U.K.

European Economic Area and United Kingdom

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor (as defined below) in the EEA or the U.K. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the PRIIPs Regulation) for offering or selling the notes or otherwise making them available to retail investors in the EEA or the U.K. has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the UK. may be unlawful under the PRIIPS Regulation.

Each underwriter has represented and agreed severally that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any retail investor in the EEA or in the U.K.. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following:

•	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

•	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

•	not a qualified investor as defined in the Prospectus Regulation.

In addition, for purposes of this discussion, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to the notes.

This prospectus has been prepared on the basis that any offer of notes in the EEA or in the U.K. will be made to one or more qualified investors (as defined in the Prospectus Regulation). Accordingly, any person making or intending to make an offer in the EEA or in the U.K. of notes which are the subject of the offering contemplated in this prospectus may only do so to one or more qualified investors. Neither the issuing entity, nor the depositor nor the underwriters have authorized, nor do the issuing entity, the depositor or any of the underwriters authorize, the making of any offer of notes in the EEA other than to qualified investors.

No action has been taken by the issuing entity or the underwriters which would or is intended to permit an offer of notes to the public in any country or jurisdiction (other than the United States of America) where action for that purpose is required. Accordingly, no offer or sale of any notes has been authorized in any country or jurisdiction (other than the United States of America) where action for that purpose is required and neither this prospectus nor any other circular, prospectus, form of application, advertisement or other material may be distributed in or from or published in any country or jurisdiction (other than the United States of America), except under circumstances which will result in compliance with applicable laws and regulations.

Upon receiving a request by an investor who has received an electronic prospectus from an underwriter or a request by the investor’s representative within the period during which there is an obligation to deliver a prospectus, the underwriter will promptly deliver, or cause to be delivered, without charge, a paper copy of this prospectus.

The depositor or its affiliates may apply all or any portion of the net proceeds of this offering to the repayment of debt, including “warehouse” debt secured by the receivables, prior to their sale to the issuing entity. One or more of the underwriters, or their respective affiliates or entities for which their respective affiliates act as administrator and/or provide liquidity lines, may have acted as a “warehouse lender” to its affiliates, and may receive a portion of the proceeds as a repayment of the “warehouse” debt.

Because more than 10% of the net offering proceeds of the offering may be paid to the underwriters or their respective affiliates or associated persons, this offering is being made pursuant to the provisions of Rule 5121 of the Conduct Rules of the National Association of Securities Dealers.

Until the distribution of the [publicly offered] notes is completed, the rules of the Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase the [publicly offered] notes. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the [publicly offered] notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the [publicly offered] notes.

If the underwriters create a short position in the [publicly offered] notes in connection with this offering (i.e., they sell more [publicly offered] notes than the related initial principal amount set forth on the cover page of this prospectus), the underwriters may reduce that short position by purchasing [publicly offered] notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

None of the depositor, the servicer, the issuing entity or any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that any of the transactions described above might have on the price of the [publicly offered] notes. In addition, none of the depositor, the servicer, the issuing entity or any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, if commenced, will not be discontinued without notice.

There is currently no secondary market for the [publicly offered] notes and it should not be assumed that one will develop. The underwriters currently expect (based on capabilities), but are not obligated, to make a market in the [publicly offered] notes. It should not be assumed that any such market will develop, or if one does develop, that it will continue or provide sufficient liquidity.

In the ordinary course of their respective businesses, the underwriters and their respective affiliates have engaged and may in the future engage in investment banking or commercial banking transactions with the sponsor, GM Financial and their respective affiliates.

[One or more of the underwriters, or their respective affiliates, may contract to be the counterparty under the hedge agreement entered into by the issuing entity with respect to the Class A-2 Notes. Any underwriter, or any affiliate of any underwriter, that enters into a hedge agreement with the issuing entity does so as a principal for its own benefit and not for the benefit of the noteholders or any other party. Amounts received by any underwriter, or any affiliate of any underwriter, in its capacity as counterparty under the hedge agreement are not included in the underwriting discounts listed on the cover of this prospectus.]

Legal Opinions

In addition to the legal opinions described in the prospectus, certain federal income tax and other matters will be passed upon for the depositor and the issuing entity by Katten Muchin Rosenman LLP, New York, New York and Washington, D.C. Certain legal matters relating to the notes will be passed upon for the underwriters by [legal counsel to the underwriters].

Incorporation by Reference

The sponsor or the issuing entity will from time to time, file various items with the Commission relating to the issuing entity and the notes offered by this prospectus. These items will include the definitive legal documents used for each issuance, definitive prospectus and computational materials, as well as periodic reports that the issuing entity will file, or the sponsor will file for the issuing entity, for so long as the issuing entity is subject to the reporting requirements of the Exchange Act.

All of these items will be incorporated by reference into the registration statement of which this prospectus is a part, which means, among other things, that those items are considered to be a part of this registration statement for purposes of the federal securities laws. These items will be publicly available through the Commission as described under “Where You Can Find More Information.”

Financial Information

The trust property will secure the notes, however, the issuing entity will not engage in any business activities or have any assets or obligations prior to the issuance of the notes, except for the capital contribution made to any issuing entity which is a Delaware statutory trust.

Glossary

Additional Account means each Eligible Account from time to time designated for the issuing entity after the closing date, the then-existing or subsequently created receivables of which will be transferred to the issuing entity.

Adjusted Pool Balance means, as of any day in a collection period, the sum of the Pool Balance and amounts on deposit in the excess funding account (determined after giving effect to the Principal Receivables transferred to the issuing entity on such day), in each case as of such day.

Administration Agreement means the Administration Agreement, dated as of March 27, 2013, by and among the issuing entity, GM Financial, as administrator, and the indenture trustee.

Controlled Accumulation Amount means, for any distribution date with respect to the accumulation period, $            ; provided, that if the length of the Accumulation Period is determined to be less than six months, the Controlled Accumulation Amount for each distribution date with respect to the Accumulation Period will be equal to the quotient obtained by dividing (i) the initial Series 20    -     Invested Amount by (ii) the number of full collection periods comprising the Accumulation Period.

Controlled Deposit Amount means, for any distribution date with respect to the Accumulation Period, an amount equal to the sum of (a) the Controlled Accumulation Amount for such distribution date plus (b) the excess, if any, of the Controlled Deposit Amount for each preceding distribution date over all amounts deposited in the accumulation account on each such preceding distribution date.

Dealer Overconcentrations means, on any distribution date, the sum of the following:

(a) the amount by which the aggregate balance of Principal Receivables (as defined in the Glossary) due from the single largest dealer (as measured by the outstanding Principal Receivables related to such dealer together with its affiliates), exceeds 4.0% of the Pool Balance on the related date;

(b) the amount by which the aggregate balance of Principal Receivables due from the second largest dealer (as measured by the outstanding Principal Receivables related to such dealer together with its affiliates), exceeds 3.5% of the Pool Balance on the related date;

(c) the amount by which the aggregate balance of Principal Receivables due from each of the third and fourth largest dealers (as measured by the outstanding Principal Receivables related to such dealer together with its affiliates), exceeds 3.0% of the Pool Balance on the related date; and

(d) the amount by which the principal balance of all Principal Receivables as of the related date owing from any single dealer (as measured by the outstanding Principal Receivables related to such dealer together with its affiliates) (other than those subject to a concentration limit set forth in clauses (a) through (c) above) exceeds 2.5% of the Pool Balance, in each case, on the related date.

For purposes of this definition, the “related date” will be (i) the cutoff date if this definition is referenced to calculate the Incremental Overcollateralization Amount for the closing date; and (ii) the last day of the Collection Period relating to the distribution date with respect to which the Incremental Overcollateralization Amount is being calculated if this definition is referenced to calculate the Incremental Overcollateralization Amount for a distribution date.

Defaulted Receivable means, as of any date in a collection period, each receivable that has been charged off as uncollectible as of that date in accordance with GM Financial’s floorplan financing guidelines.

Early Amortization Period means, with respect to Series 20    -    , a period beginning on the day on which an Early Amortization Event occurs and terminating on the earlier of (i) the last day of the collection period related to the distribution date on which the Series 20    -     Invested Amount is reduced to zero and (ii) if the Early Amortization Period has commenced before the commencement of the Accumulation Period, the day on which the Revolving Period recommences under the limited circumstances described under “Deposit and Application of Funds — Early Amortization Events.”

Eligible Account means a floorplan financing account established by GM Financial pursuant to a floorplan financing agreement that, as of the date on which eligibility is determined:

•	is in favor of a dealer franchised by GM or another distributor or manufacturer to sell vehicles;

•	is established in the ordinary course of business under a floorplan financing agreement;

•

is an account which is maintained and serviced by GM Financial in compliance in all material respects with its floorplan financing guidelines, and was underwritten in compliance in all material respects with those floorplan financing guidelines that were in effect at the time such account was first established;

•	is in favor of a dealer located in the United States;

•	is in favor of a dealer that is not classified by the servicer as a “Tier IV” account under the related floorplan financing agreement;

•	is an account as to which no material amounts have been charged off as uncollectible at any time within the previous two years; and

•	is not a redesignated account.

Excess Interest Sharing Group [    ] means each series of notes issued by the issuing entity, including the Series 20    -     Notes, included in Excess Interest Sharing Group [    ] as specified in the related indenture supplement. All series of notes, in addition to Series 20    -    , that are in Excess Interest Sharing Group [    ] as of the closing date are so identified on Annex A.

Excess Principal Sharing Group [    ] means each series of notes issued by the issuing entity, including the Series 20    -     Notes, included in Excess Principal Sharing Group [    ] as specified in the related indenture supplement. All series of notes, in addition to Series 20    -    , that are in Excess Principal Sharing Group [    ] as of the closing date are so identified on Annex A.

Incremental Overcollateralization Amount means for the closing date and any distribution date, the product of (i) a fraction, the numerator of which is the sum of (A) the Series 20    -     Invested Amount as of such date and (B) the Primary Series 20    -     Overcollateralization Amount as of such date, in each case before giving effect to distributions and allocations on such date, and the denominator of which is the Pool Balance as of the cutoff date or the last day of the related collection period, as applicable, and (ii) the sum, without duplication, of:

(1)

the aggregate principal balance of ineligible receivables, other than ineligible receivables that were Defaulted Receivables as of the cutoff date or that became Defaulted Receivables during the related collection period, as applicable;

(2)

the Dealer Overconcentrations, other than the aggregate principal balance of Principal Receivables that comprise the Dealer Overconcentrations and were Defaulted Receivables as of the cutoff date or the last day of the related collection period, as applicable;

(3)

the amount by which the aggregate principal balance of Principal Receivables relating to vehicles that are medium-duty or heavy-duty trucks exceeds 2.00% of the Pool Balance as of the cutoff date or the last day of the related collection period, as applicable;

(4)

the amount by which the aggregate principal balance of Principal Receivables relating to vehicles that are designated by the servicer specifically for dealer demonstration use, as a service loaner vehicle or for similar uses by the related dealer exceeds 7.50% of the Pool Balance as of the cutoff date or the last day of the related collection period, as applicable;

(5)	the amount by which the aggregate principal balance of Principal Receivables relating to Used Vehicles exceeds 20.00% of the Pool Balance as of the cutoff date;

(6)

the amount by which the aggregate principal balance of all Principal Receivables owing from all dealers in which General Motors Company and its affiliates own a 5.00% or more equity interest exceeds 5.00% of the Pool Balance as of the cutoff date or the last day of the related collection period, as applicable; and

(7)

the amount by which the aggregate principal balance of all Principal Receivables arising under fleet accounts exceeds 2.00% of the Pool Balance as of the cutoff date or the last day of the related collection period, as applicable, and

(8)

the amount by which the principal balance of all Principal Receivables as of the cutoff date or the last day of the related collection period, as applicable, owing from all dealers that are rated “III” or “IV” in accordance with GM Financial’s floorplan financing guidelines exceeds 0.0% of the Pool Balance as of the cutoff date or the last day of the related collection period, as applicable.

Notwithstanding the foregoing, the Incremental Overcollateralization Amount shall be reduced and reinstated as described under “Deposit and Application of Funds — Reduction and Reinstatement of Series 20    -     Normal Liquidation Amount.”

Indenture means the indenture, dated as of March 27, 2013, by and between the issuing entity and the indenture trustee, as the same may be amended, supplemented or otherwise modified from time to time.

Interest Collections means, with respect to any day in a collection period, all payments in respect of the receivables in the receivables pool in the form of cash, checks, wire transfers or any other form of payment that represent: (a) collections in connection with an account that are billed and payable by the related dealer in respect of interest and other non-principal and non-interest charges (including flat charges established by GM Financial from time to time to cover miscellaneous costs), (b) the interest portion of any amount paid in connection with a reassignment or purchase of receivables that are reassigned to the depositor or purchased from the issuing entity by the servicer and (c) all amounts received (including insurance proceeds) by the depositor or the servicer with respect to defaulted receivables and with respect to the liquidation of any non-vehicle security in which the issuing entity has a security interest with respect to the related dealer.

Investor Charge-offs means, for any determination date, the excess of the Series 20    -     Defaulted Amount for the related Collection Period over the sum of (a) the Series 20    -     Available Interest Amounts for the related distribution date applied to fund such Series 20    -     Defaulted Amount and (b) the Shared Excess Interest Amounts available from other outstanding series in Excess Interest Sharing Group [    ] applied to fund such Series 20    -     Defaulted Amount and amounts on deposit in the reserve account applied to fund such Series 20    -     Defaulted Amount

Majority Noteholders means holders representing a majority of the aggregate outstanding principal amount of the most senior class of Series 20    -     Notes that are then outstanding; provided, that neither holders of Series 20    -     Notes who are employees or affiliates of the issuing entity, the depositor,

GM Financial, GM or General Motors Financial Company, Inc. nor the Series 20    -     Notes held by such holders shall be counted when calculating such majority of the aggregate principal amount of the Series 20    -     Notes.

Master Trust Agreement means the amended and restated master trust agreement, dated as of March 27, 2013, by and among the depositor, the owner trustee and the certificate registrar, as the same may be amended, supplemented or otherwise modified from time to time.

Monthly Payment Rate means, for a collection period, the percentage equivalent of a fraction the numerator of which is the Principal Collections for such collection period and the denominator of which is the Pool Balance at the start of business on the first day of such collection period.

Note Purchase Agreement means the note purchase agreement, dated                           , 20    , by and among                     , as representative of the several initial purchasers named therein, GM Financial and the depositor.

Noteholders’ Interest Carryover Amount means, for any class of notes and any determination date, all or any portion of the Noteholders’ Interest Distributable Amount for that class of notes for the immediately preceding distribution date, that remains unpaid as of the determination date, plus, to the extent permitted by law, interest on such unpaid amount at the applicable interest rate from the preceding distribution date to but excluding the related distribution date.

Noteholders’ Interest Distributable Amount means, for any distribution date, the sum of the Noteholders’ Monthly Interest Distributable Amount for each class of notes for such distribution date and the Noteholders’ Interest Carryover Amount, if any, for each class of notes, calculated as of such distribution date.

Noteholders’ Monthly Interest Distributable Amount means, for any distribution date and any class of notes, the interest accrued at the respective interest rate during the applicable interest period that shall accrue (i) on the principal balance of the notes of such class Outstanding as of the end of the prior distribution date or, in the case of the first distribution date, as of the closing date and (ii) on a “30/360” basis.

Outstanding means, as of any date of determination, all Series 20    -     Notes that are authenticated and delivered under the Indenture and the Series 20    -     Indenture Supplement, except for (i) such notes that have been canceled, (ii) such notes where the necessary amount of money in the necessary amount has been deposited with the indenture trustee in trust for the related noteholders, and (iii) such notes in exchange for which other such notes have been authenticated and delivered pursuant to the Indenture unless proof satisfactory to the indenture trustee is presented that any such notes are held by a bona fide purchaser; provided, however, that in determining whether the noteholders have given any request, demand, authorization, direction, notice, consent or waiver under any transaction document, notes owned by the issuing entity, any other obligor upon the notes, the depositor, the servicer or any affiliate of any of the foregoing entities shall be disregarded and deemed not to be Outstanding.

Pool Balance means, on any date, the aggregate amount of the Principal Receivables on that date.

Primary Series 20    -     Overcollateralization Amount means, (a) for the closing date, the amount equal to the product of (i)             % and (ii) the initial aggregate principal amount of the Series 20    -     Notes and (b) for any distribution date, the amount equal to the product of (i) the Series 20    -     Overcollateralization Percentage on such distribution date and (ii) the initial aggregate invested amount of the Series 20    -     Notes; provided, that such amount will be reduced and reinstated, and may be increased in the sole discretion of GM Financial, as described under “Deposit and Application of Funds — Reduction and Reinstatement of Series 20    -     Nominal Liquidation Amount.”

Principal Collections means, with respect to any day in a collection period, all payments in respect of the receivables in the receivables pool in the form of cash, checks, wire transfers or any other form of payment that represent: (a) collections in connection with an account that are billed and payable by the related dealer in respect of principal, net of the amount credited to the cash management account allocable to such receivable, (b) the principal portion of any amount paid in connection with a reassignment or purchase of receivables that are reassigned to the depositor or purchased from the issuing entity by the servicer and (c) all amounts paid by GM Financial to the depositor and by the depositor to the issuing entity in connection with GM Financial’s termination of any dealer.

Principal Receivables means, in connection with any account designated to the issuing entity, all amounts billed and payable by the related dealer under receivables in such account pursuant to the related floorplan financing agreement in respect of principal, net of the amount credited to the cash management account allocable to such principal receivables. The balance of a Principal Receivable in respect of any vehicle is net of the amount of the cash management account balance allocable to that principal receivable in accordance with GM Financial’s customary procedures.

Receivables Purchase Agreement means the receivables purchase agreement, dated as of March 27, 2013, by and between GM Financial, as seller, and the depositor, as purchaser, as the same may be amended, supplemented or otherwise modified from time to time.

Series 20    -     Allocation Percentage means, for any date of processing during a collection period (as used in this definition, the “specified collection period”), the percentage equivalent, which shall never exceed 100%, of a fraction, the numerator of which is the Series 20    -     Nominal Liquidation Amount as of the close of business on the last day of the collection period immediately preceding the specified collection period (or with respect to any date of processing in the collection period related to the              20     distribution date, the Series 20    -     Nominal Liquidation Amount as of the closing date) and the denominator of which is the sum of the series nominal liquidation amounts for all outstanding series of notes issued by the issuing entity (including Series 20__-_) for such day (or with respect to any day in the collection period related to the              20         distribution date, the sum of the series nominal liquidation amounts for all outstanding series of notes issued by the issuing entity (including Series 20    -    ) as of the closing date (after giving effect to the application of proceeds from the issuance of the Series 20    -     Notes)).

Series 20    -     Available Interest Amounts means, with respect to any distribution date and the related collection period, an amount equal to (a) the sum of, for each date of processing during such collection period, the Series 20    -     Allocable Interest Collections for such date, plus (b) all net investment earnings on amounts (if any) on deposit in the reserve account and the accumulation account for the collection period for such distribution date, plus (c) the sum of, for each day during the collection period for such distribution date, the product of the Series 20    -     Allocation Percentage for such day and all net investment earnings on amounts (if any) on deposit in the collection account and the excess funding account allocable to such day[, plus (d) any amounts received by the issuing entity pursuant to the hedge agreement (less any amounts used to enter into a replacement hedge agreement)].

Series 20    -     Available Principal Amounts means, with respect to any distribution date and the related collection period, an amount equal to (a) the sum of, for each date of processing during such collection period, the Series 20    -     Allocable Principal Collections on such date, plus (b) the amount of Series 20    -     Available Interest Amounts to be treated as Series 20    -     Available Principal Amounts on such distribution date to cover the Series 20    -     Defaulted Amount as described under “Deposit and Application of Funds—Application of Available Amounts” or to reimburse the Series 20    -     Nominal Liquidation Amount Deficit as described under “Deposit and Application of Funds—Application of Available Amounts” for such distribution date, plus (c) the amount of Series 20    -     Available Interest Amounts treated as Series 20        -     Available Principal Amounts as described under “Deposit and Application of Funds—Application of Available Amounts” on each distribution date on and after the occurrence of an Event of Default and a declaration that all Series 20    -     Notes are immediately due and payable minus (d) Reallocated Principal Collections for such distribution date.

Series 20    -     Defaulted Amount means, with respect to any collection period, an amount equal to the sum of the Series 20    -     Allocable Defaulted Amounts in such collection period.

Series 20    -     Expected Final Distribution Date means the distribution date occurring in              20        .

Series 20    -     Indenture Supplement means the supplement to the Indenture, dated as of                              , 20        , by and between the issuing entity and the indenture trustee, in connection with the issuance of the Series 20    -     Notes.

Series 20    -     Invested Amount means, on any day during a collection period, the initial invested amount of the Series 20        -     Notes (which upon issuance will be $                    ), minus the reductions, and plus the reinstatements and increases, if any, in the Series 20    -     Invested Amount on or preceding such day as described under “Deposit and Application of Funds — Reduction and Reinstatement of Series 20        -     Nominal Liquidation Amount.”

Series 20    -     Nominal Liquidation Amount means, for any day, the amount equal to the sum of (a) the Series 20    -    _ Invested Amount as of the distribution date on or preceding such day (or, with respect to any day prior to the              20         distribution date, as of the closing date) and (b) the Series 20    -     Overcollateralization Amount as of the distribution date on or preceding such day (or, with respect to any day prior to the              20         distribution date, as of the closing date) (but, in no event, less than zero), in each case, after giving effect to the allocations, distributions, withdrawals and deposits to be made on such day.

Series 20    -     Nominal Liquidation Amount Deficit means, as of any distribution date, the sum of (a) the amount, if any, by which (i) the aggregate principal amount of the Series 20        -     Notes on such date less the amount (other than investment earnings), if any, on deposit in the accumulation account on such date, exceeds (ii) the Series 20    -     Invested Amount on such date plus (b) the amount, if any, by which (i) the aggregate amount of reductions of the Series 20    -     Overcollateralization Amount due to Investor Charge-offs and Reallocated Principal Collections with respect to Series 20    -     through such date exceeds (ii) the aggregate amount of reimbursements of such reductions through such date, as described under “Deposit and Allocation of Funds — Reduction and Reinstatement of Series 20    -     Nominal Liquidation Amount.”

Series 20    -     Overcollateralization Amount means, on any date of determination, the sum of (a) the Primary Series 20    -     Overcollateralization Amount plus (b) the Incremental Overcollateralization Amount.

Series 20    -     Overcollateralization Percentage means         %; provided, that (a) the depositor may, in its sole discretion, increase the Series 20        -     Overcollateralization Percentage; provided further, that if the depositor voluntarily increases the Series 20    -     Overcollateralization Percentage, then it may, in its sole discretion, upon ten (10) days’ prior notice to the indenture trustee, and each engaged NRSRO, subsequently decrease the Series 20    -     Overcollateralization Percentage to             % or higher, and (b) the Series 20        -     Overcollateralization Percentage will increase to (i)             % if the average of the Monthly Payment Rates for the three preceding collection periods is less than             % and greater than or equal to             % and the depositor does not elect to increase the Specified Reserve Account Balance in accordance with the definition thereof, (ii)             % if the average of the Monthly Payment Rates for the three preceding collection periods is less than             % and greater than or equal to             % and the depositor does not elect to increase the Specified Reserve Account Balance in accordance with the definition thereof and (iii)             % if the average of the Monthly Payment Rates for the three preceding collection periods is less than             % and the depositor does not elect to increase the Specified Reserve Account Balance in accordance with the definition thereof and, after any such increase, will return to the applicable percentage specified in clause (i) or (ii) above (subject to increase again in accordance with this clause (b)) if the average of the Monthly Payment Rates for the three preceding collection periods is in the related above-specified range and will return to             % (subject to increase again in accordance with this clause (b)) if the average of the Monthly Payment Rates for the three preceding collection periods is greater than or equal to             %.

Shared Excess Interest Amounts means, for any distribution date, the sum of, for each series of notes in Excess Interest Sharing Group [        ], the available interest amounts for that series that are not required to be applied in respect of that series.

Shared Excess Principal Amounts means, for any distribution date, the sum of, for each series of notes in Excess Principal Sharing Group [        ], the available principal amounts for that series that are not required to be applied in respect of that series.

Specified Reserve Account Balance means the product of 1.00% and the initial Series 20    -     Invested Amount, except that the depositor will increase the Specified Reserve Account Balance to (i) the product of 3.15% and the initial Series 20    -     Invested Amount if the average of the Monthly Payment Rates for the three preceding collection periods is less than             % and greater than or equal to             % and the depositor does not elect to increase the Series 20    -     Overcollateralization Percentage in accordance with the definition thereof, (ii) the product of 5.50% and the initial Series 20    -     Invested Amount if the average of the Monthly Payment Rates for the three preceding collection periods is less than             % and greater than or equal to             % and the depositor does not elect to increase the Series 20    -     Overcollateralization Percentage in accordance with the definition thereof and (iii) the product of 8.05% and the initial Series 20    -     Invested Amount if the average of the Monthly Payment Rates for the three preceding collection periods is less than             % and the depositor does not elect to increase the Series 20        -     Overcollateralization Percentage in accordance with the definition thereof and, after any such increase, will return to the applicable product specified in clause (i) or (ii) above (subject to increase again in accordance with this definition) if the average of the Monthly Payment Rates for the three preceding collection periods is in the related above-specified range and will return to the product of 1.00% and the initial Series 20    -     Invested Amount (subject to increase again in accordance with this definition) if the average of the Monthly Payment Rates for the three preceding collection periods is greater than or equal to             %.

Transfer and Servicing Agreement means the transfer and servicing agreement, dated as of March 27, 2013, by and among GM Financial, as servicer, the depositor and the issuing entity, as the same may be amended, supplemented or otherwise modified from time to time.

Transferor Percentage means, with respect to any date of processing in a collection period, the percentage (not less than 0%) equal to 100% minus either (a) the sum of the floating allocation percentages for all outstanding series of notes issued by the issuing entity (including the Series 20    -     Notes) for such date, when used with respect to allocations of Interest Collections or (b) the sum of the

series principal allocation percentages for all outstanding series of notes issued by the issuing entity (including the Series 20    -     Notes) for such date, when used with respect to allocations of Principal Collections.

Transaction Documents means the Master Trust Agreement, the Receivables Purchase Agreement, the Transfer and Servicing Agreement, the Indenture, the Series 20    -     Indenture Supplement, the Administration Agreement and the Note Purchase Agreement.

Transferor Percentage means, with respect to any date of processing in a collection period, the percentage (not less than 0%) equal to 100% minus either (a) the sum of the floating allocation percentages for all outstanding series of notes for such date, when used respect to allocations of interest collections, or (b) the sum of the principal allocation percentages for all outstanding series of notes for such date, when used with respect to allocations of principal collections.

Annex A

Other Series of Notes

For more information with respect to any outstanding series of notes issued by the issuing entity, please refer to the documents relating to the issuing entity and the indenture supplement relating to that Series.

[Series 20    -   Variable Funding Notes

The Series 20    -   notes are a series of privately placed variable funding notes, the invested amount of which may be increased or decreased at the discretion of the depositor. The current aggregate invested amount shown below is expected to be the same as of the closing date of the Series 20    -   Notes.

Current Aggregate Invested Amount	$

Current Aggregate Funding Commitment	$

Interest Rate	For each of the Series 20 - Variable Funding Notes, (a) the related commercial paper cost of funds rate, (b) one-month LIBOR or (c) on the occurrence of certain specified events, the prime rate (in each case, subject to change in connection with any extension of the related stated commitment expiration date), in each case, plus %

Overcollateralization Percentage	% (subject to increase for monthly payment rates)

Issuance Date	, 20

Stated Commitment Expiration Date	, 20 (subject to extension)

Expected Final Distribution Date	The distribution date occurring in the [th] calendar month following the calendar month in which the commitment termination date occurs

Final Maturity Date	The distribution date occurring in the [th] calendar month following the calendar month in which the commitment termination date occurs

Excess Interest Sharing Group

Excess Principal Sharing Group	]

[Series 20 - Notes

Offering Type

Initial Invested Amount	$

Initial Class [A-1] Principal Balance	$

Class [A-1] Interest Rate	%

Initial Class [A-2] Principal Balance	$

Class [A-2] Interest Rate	One-month LIBOR plus % per annum(1)

Initial Class [B] Principal Balance	$

Class [B] Interest Rate	%

Initial Class [C] Principal Balance	$

Class [C] Interest Rate	%

Initial Class [D] Principal Balance	$

Class [D] Interest Rate	%

Overcollateralization Percentage	% (subject to increase in depositor’s discretion or for monthly payment rates)

Issuance Date	, 20

Scheduled Accumulation Period Commencement Date	, 20

Expected Final Distribution Date	20

Final Maturity Date	20

Excess Interest Sharing Group

Excess Principal Sharing Group	]

(1)

If the sum of the benchmark and spread for the Class A-2 Notes is less than 0.00% for any interest accrual period, then the interest rate for the Class [A-2] Notes for such interest accrual period will be deemed to be 0.00%.

[Series 20 - Notes The issuing entity expects the Series 20 - notes to be issued on the closing date. The Series 20 - notes are expected to have the following characteristics:

Offering Type

Initial Invested Amount	$

Initial Class [A-1] Principal Balance	$ (1)

Class [A-1] Interest Rate	%

Initial Class [A-2] Principal Balance	$ (1)

Class [A-2] Interest Rate	One-month LIBOR plus % per annum(2)

Initial Class [B] Principal Balance	$

Class [B] Interest Rate	%

Initial Class [C] Principal Balance	$

Class [C] Interest Rate	%

Initial Class [D] Principal Balance	$

Class [D] Interest Rate	%

Overcollateralization Percentage	% (subject to increase in depositor’s discretion or for monthly payment rates)

Issuance Date	, 20

Scheduled Accumulation Period Commencement Date	, 20

Expected Final Distribution Date	20

Final Maturity Date	20

Excess Interest Sharing Group

Excess Principal Sharing Group	]

(1)

[The allocation of the initial principal amount between the Class [A-1] and the Class [A-2] notes will be determined on or before the date of pricing for the Series 20    -   notes, but is expected to equal $             in the aggregate.]

(2)

If the sum of the benchmark and spread for the Class A-2 Notes is less than 0.00% for any interest accrual period, then the interest rate for the Class [A-2] Notes for such interest accrual period will be deemed to be 0.00%.

Annex B

Clearance, Settlement and Tax Documentation Procedures

NOTICE TO INVESTORS: THIS ANNEX B IS AN INTEGRAL PART OF THE PROSPECTUS TO WHICH IT IS ATTACHED.

Except in limited circumstances, the publicly offered notes will be available only in book-entry form. Investors in the publicly offered notes may hold the publicly offered notes through any of DTC, Clearstream or Euroclear. The publicly offered notes will be tradable as home market instruments in both the European and U.S. domestic markets. Initial settlement and all secondary trades will settle in same-day funds.

Secondary market trading between investors through Clearstream and Euroclear will be conducted in the ordinary way in accordance with the normal rules and operating procedures of Clearstream and Euroclear and in accordance with conventional eurobond practice, which is seven calendar day settlement.

Secondary market trading between investors through DTC will be conducted according to DTC’s rules and procedures applicable to U.S. corporate debt obligations.

Secondary cross-market trading between Clearstream or Euroclear and DTC participants holding publicly offered notes will be effected on a delivery-against-payment basis through the respective Depositaries of Clearstream and Euroclear and as DTC participants.

Non-U.S. holders of global notes will be subject to U.S. withholding taxes unless the holders meet a number of requirements and deliver appropriate U.S. tax documents to the notes clearing organizations or their participants.

Initial Settlement

All publicly offered notes will be held in book-entry form by DTC in the name of Cede & Co. as nominee of DTC. Investors’ interests in the publicly offered notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. As a result, Clearstream and Euroclear will hold positions on behalf of their participants through their relevant depository which in turn will hold these positions in their accounts as DTC participants.

Investors electing to hold their publicly offered notes through DTC will follow DTC settlement practices. Investor notes custody accounts will be credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their publicly offered notes through Clearstream or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary security and no lock-up or restricted period. Publicly offered notes will be credited to the notes custody accounts on the settlement date against payment in same-day funds.

Secondary Market Trading

Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Trading between DTC Participants

Secondary market trading between DTC participants will be settled using the procedures applicable to asset-backed notes issues in same-day funds.

Trading between Clearstream or Euroclear Participants

Secondary market trading between Clearstream participants or Euroclear participants will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Trading between DTC, Seller and Clearstream or Euroclear Participants

When publicly offered notes are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser will send instructions to Clearstream or Euroclear through a Clearstream participant or Euroclear participant at least one business day prior to settlement. Clearstream or Euroclear will instruct the relevant depository, as the case may be, to receive the publicly offered notes against payment. Payment will include interest accrued on the publicly offered notes from and including the last coupon distribution date to and excluding the settlement date, on the basis of the actual number of days in the accrual period and a year assumed to consist of 360 days. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by the relevant depository to the DTC participant’s account against delivery of the publicly offered notes. After settlement has been completed, the publicly offered notes will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Clearstream participant’s or Euroclear participant’s account. The notes credit will appear the next day, European time and the cash debt will be back-valued to, and the interest on the global notes will accrue from, the value date, which would be the preceding day when settlement occurred in New York. If settlement is not completed on the intended value date and the trade fails, the Clearstream or Euroclear cash debt will be valued instead as of the actual settlement date.

Clearstream participants and Euroclear participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to preposition funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Clearstream or Euroclear. Under this approach, they may take on credit exposure to Clearstream or Euroclear until the publicly offered notes are credited to their account one day later.

As an alternative, if Clearstream or Euroclear has extended a line of credit to them, Clearstream participants or Euroclear participants can elect not to preposition funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Clearstream participants or Euroclear participants purchasing publicly offered notes would incur overdraft charges for one day, assuming they cleared the overdraft when the publicly offered notes were credited to their accounts. However, interest on the publicly offered notes would accrue from the value date. Therefore, in many cases the investment income on the global notes earned during that one-day period may substantially reduce or offset the amount of the overdraft charges, although the result will depend on each Clearstream participant’s or Euroclear participant’s particular cost of funds.

Since the settlement is taking place during New York business hours, DTC participants can employ their usual procedures for crediting global notes to the respective European depository for the benefit of Clearstream participants or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participants a cross-market transaction will settle no differently than a trade between two DTC participants.

Trading between Clearstream or Euroclear Seller and DTC Purchaser

Due to time zone differences in their favor, Clearstream participants and Euroclear participants may employ their customary procedures for transactions in which publicly offered notes are to be transferred by the respective clearing system, through the respective depository, to a DTC participant. The seller will send instructions to Clearstream or Euroclear through a Clearstream participant or Euroclear participant at least one business day prior to settlement. In these cases Clearstream or Euroclear will instruct the respective depository, as appropriate, to credit the publicly offered notes to the DTC participant’s account against payment. Payment will include interest accrued on the publicly offered notes from and including the last interest payment to and excluding the settlement date on the basis of a 360-day year and the actual number of days elapsed in the accrual period (with respect to the Class A-1 Notes [and A-2 Notes]) and on the basis of a 360-day year consisting of twelve 30-day months (with respect to all other notes). For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. The payment will then be reflected in the account of Clearstream participant or Euroclear participant the following day, and receipt of the cash proceeds in the Clearstream participant’s or Euroclear participant’s account would be back-valued to the value date, which would be the preceding day, when settlement occurred in New York. In the event that the Clearstream participant or Euroclear participant has a line of credit with its respective clearing system and elects to be in debt in anticipation of receipt of the sale proceeds in its account, the back-valuation will extinguish any overdraft incurred over that one-day period. If settlement is not completed on the intended value date and the trade fails, receipt of the cash proceeds in the Clearstream participant’s or Euroclear participant’s account would instead be valued as of the actual settlement date.

Finally, day traders that use Clearstream or Euroclear and that purchase global notes from DTC participants for delivery to Clearstream participants or Euroclear participants may wish to note that these trades would automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

•

borrowing through Clearstream or Euroclear for one day, until the purchase side of the trade is reflected in their Clearstream or Euroclear accounts in accordance with the clearing system’s customary procedures;

•

borrowing the publicly offered notes in the United States from a DTC participant no later than one day prior to settlement, which would give the publicly offered notes sufficient time to be reflected in their Clearstream or Euroclear account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Clearstream participant or Euroclear participant.

Certain U.S. Federal Income Tax Documentation Requirements

A beneficial owner of publicly offered notes holding such notes through Clearstream or Euroclear, or through DTC, will be subject to the 30% U.S. withholding tax that generally applies to payments of interest, including original issue discount, on registered debt issued by U.S. Persons, unless:

(1)

each clearing system, bank or other financial institution that holds customers’ notes in the ordinary course of its trade or business in the chain of intermediaries between such beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements; and

(2)	such beneficial owner certifies as to an exemption or reduced tax rate, which may be done using one of the forms below.

This summary does not deal with all aspects of U.S. federal income tax withholding that may be relevant to foreign holders of the publicly offered notes, including U.S. federal withholding tax under FATCA, as well as the application of the withholding regulations. You are encouraged to consult your own tax advisors for specific advice regarding the holding and disposing of the publicly offered notes. For further discussion of U.S. federal withholding tax under FATCA, see “Material U.S. Federal Income Tax Consequences—Payments to Foreign Financial Institutions and Certain Other Non-U.S. Entities” in this prospectus.

Exemption for Non-U.S. Persons - Form W-8BEN or Form W-8BEN-E

Beneficial owners of publicly offered notes that are Non-U.S. Persons, as defined below, generally can obtain a complete exemption from the U.S. federal income withholding tax by providing a duly executed Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals), or Form W-8BEN-E, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities), as applicable. Generally, a Form W-8BEN or Form W-8BEN-E is valid for the period starting on the date the form is signed and ending on the last day of the third succeeding calendar year. If the information shown on Form W-8BEN or Form W-8BEN-E changes, a new Form W-8BEN or Form W-8BEN-E must be provided within 30 days of the change.

Exemption for Non-U.S. Persons with effectively connected income - Form W-8ECI

A Non-U.S. Person may claim an exemption from U.S. withholding on income effectively connected with the conduct of a trade or business in the United States by providing a duly executed Form W-8ECI, Certificate of Foreign Person’s Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States. The Form W-8ECI is valid for the period starting on the date the form is signed and ending on the last day of the third succeeding calendar year. If the information shown on Form W-8ECI changes, a new Form W-8ECI must be provided within 30 days of the change.

Exemption or reduced rate for Non-U.S. Persons resident in treaty countries - Form W-8BEN or Form W-8BEN-E

A Non-U.S. Person may claim treaty benefits by providing a duly executed Form W-8BEN or Form W-8BEN-E, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals), Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities), as applicable. Generally, a Form W-8BEN, or Form W-8BEN-E is valid for the period starting on the date the form is signed and ending on the last day of the third succeeding calendar year. If the information shown on Form W-8BEN or Form –W-8BEN-E changes, a new Form W-8BEN or Form W-8BEN-E must be provided within 30 days of the change.

Exemption for U.S. Persons—Form W-9

U.S. Persons may obtain a complete exemption from withholding tax by filing a duly executed Form W-9, Request for Taxpayer Identification Number and Certification, supplying such U.S. Person’s tax identification number and certain other information.

For purposes of this discussion, a U.S. Person is:

(1)	a citizen or resident of the United States;

(2)	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any political subdivision thereof;

(3)	an estate that is subject to U.S. federal income tax regardless of the source of its income; or

(4)

a trust if a court within the United States can exercise primary supervision over its administration and at least one United States person has the authority to control all substantial decisions of the trust.

A Non-U.S. Person is any person other than a U.S. Person and other than a partnership (including any entity treated as a partnership for U.S. federal income tax purposes).

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 12.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the offering described in this registration statement.

Securities and Exchange Commission registration fee	$*
Rating agency fees	$**
Printing	$**
Legal fees and expenses	$**
Accountants’ fees	$**
Fees and expenses of Indenture Trustee	$**
Fees and expenses of Owner Trustee	$**
Fees and expenses of Asset Representations Reviewer	$**
Miscellaneous expenses	$**

Total	$**

*	Omitted because the registration fee is being deferred pursuant to Rules 456(c) and 457(s).
**	These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be estimated at this time.

ITEM 13.	Indemnification of Directors and Officers.

Indemnification. Under the laws which govern the organization of the registrant, the registrant has the power and in some instances may be required to provide an agent, including an officer or director, who was or is a party or is threatened to be made a party to certain proceedings, with indemnification against certain expenses, judgments, fines, settlements and other amounts under certain circumstances.

Section 6.2 of the Limited Liability Company Agreement of GMF Wholesale Receivables LLC provides that all officers, employees, agents and legal representatives of the limited liability company shall be indemnified by GMF Wholesale Receivables LLC from and against all expenses, claims, damages, liabilities and losses or other matters arising out of their status as an officer, employee, agent or legal representative for their acts, omissions or services rendered in such capacities.

The form of the Underwriting Agreement, filed as Exhibit 1.1 to this Registration Statement, provides that GM Financial and GMF Wholesale Receivables LLC will severally and jointly indemnify and reimburse the underwriter(s) and each controlling person of the underwriter(s) with respect to certain expenses and liabilities, including liabilities under the 1933 Act or other federal or state regulations or under the common law, which arise out of or are based on certain material misstatements or omissions in the Registration Statement. In addition, the Underwriting Agreement provides that the underwriter(s) will similarly indemnify and reimburse GM Financial and each controlling person of GM Financial and GMF Wholesale Receivables LLC with respect to certain material misstatements or omissions in the Registration Statement which are based on certain written information furnished by the underwriter(s) for use in connection with the preparation of the Registration Statement.

ITEM 14.	Exhibits.

Exhibits	Description

1.1	Form of Underwriting Agreement*

3.1	Certificate of Formation of GMF Wholesale Receivables LLC*

3.2	Limited Liability Company Agreement of GMF Wholesale Receivables LLC*

4.1	Indenture (including First Supplemental Indenture, Second Supplemental Indenture and Third Supplemental Indenture)*

4.2	Form of Indenture Supplement (including forms of Notes)*

5.1	Opinion of Katten Muchin Rosenman LLP with respect to legality*

8.1	Opinion of Katten Muchin Rosenman LLP with respect to federal income tax matters*

10.1	Trust Agreement*

10.2	Amended and Restated Master Trust Agreement*

10.3	Transfer and Servicing Agreement*

10.4	Receivables Purchase Agreement*

10.5	Administration Agreement*

10.6	Form of Dispute Resolution Supplement*

10.7	Form of Asset Representations Review Agreement*

23.1	Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 5.1)

23.2	Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 8.1)

24.1	Powers of Attorney (included in signature page to this registration statement)

36.1	Form of Depositor certification for shelf offerings of asset-backed securities*

*	Filed with this Form SF-3.

ITEM 15.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that:

(A)	[Not applicable].

(B)

Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-1 (§ 239.11), Form S-3 (§ 239.13), Form SF-3 (§ 239.45) or Form F-3 (§ 239.33) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or, as to a registration statement on Form S-3, Form SF-3 or Form F-3, is contained in a form of prospectus filed pursuant to Rule 424(b) (§ 230.424(b)) that is part of the registration statement.

(C)

Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form SF-1 (§ 239.44) or Form SF-3 (§ 239.45), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) [Not applicable].

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	[Not applicable].

(ii)	[Not applicable].

(iii)	If the registrant is relying on § 230.430D:

(A) Each prospectus filed by the registrant pursuant to §§ 230.424(b)(3) and (h) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to § 230.424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on § 230.430D relating to an offering made pursuant to § 230.415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 (15 U.S.C. 77j(a)) shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in § 230.430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7) If the registrant is relying on § 230.430D, with respect to any offering of securities registered on Form SF–3 (§ 239.45), to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with § 230.424(h) and § 230.430D.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	[Not applicable].

(d)	[Not applicable].

(e)	[Not applicable].

(f)	[Not applicable].

(g)	[Not applicable].

(h)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(i)	The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(j)

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

(k)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, GMF Wholesale Receivables LLC, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on December 30, 2020.

GMF WHOLESALE RECEIVABLES LLC

By:	/s/ Sheli Fitzgerald
Name:	Sheli Fitzgerald
Title:	Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Sheli Fitzgerald, Connie Coffey and Susan B. Sheffield, or each of them individually, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for and in such person’s name, place and stead, in the capacities indicated below, to sign this registration statement on Form SF-3 of GMF Wholesale Receivables LLC and any and all amendments (including post-effective amendments) thereto, and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might, or could, do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following officers and directors of the registrant, GMF Wholesale Receivables LLC, in the capacities and on the date indicated.

Signature	Title	Date

/s/ Sheli Fitzgerald Sheli Fitzgerald	Chief Executive Officer and President of GMF Wholesale Receivables LLC	December 30, 2020

/s/ Daniel E. Berce Daniel E. Berce	Manager of GMF Wholesale Receivables LLC	December 30, 2020

/s/ Connie Coffey Connie Coffey	Executive Vice President, Corporate Controller and Chief Accounting Officer of GMF Wholesale Receivables LLC	December 30, 2020

/s/ Susan B. Sheffield Susan B. Sheffield	Manager, Executive Vice President and Chief Financial Officer of GMF Wholesale Receivables LLC	December 30, 2020

/s/ Frank E. Brown III Frank E. Brown III	Senior Vice President, Corporate Counsel of GMF Wholesale Receivables LLC	December 30, 2020

/s/ Richard A. Gokenbach, Jr. Richard A. Gokenbach, Jr.	Manager, Executive Vice President and Treasurer of GMF Wholesale Receivables LLC	December 30, 2020

/s/ David V. DeAngelis David V. DeAngelis	Independent Manager of GMF Wholesale Receivables LLC	December 30, 2020